As confidentially submitted to the Securities and Exchange Commission on January 31, 2014

This draft registration statement has not been publicly filed with the Securities and Exchange Commission, and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM S-1

REGISTRATION STATEMENT

UNDER

THE SECURITIES ACT OF 1933

ARISTA NETWORKS, INC.

(Exact name of Registrant as specified in its charter)

Nevada (prior to reincorporation) Delaware (after reincorporation)	3576	20-1751121
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

5453 Great America Parkway

Santa Clara, California 95054

(408) 547-5500

(Address, including zip code, and telephone number, including area code, of  Registrant’s principal executive offices)

Jayshree Ullal

President and Chief Executive Officer

Arista Networks, Inc.

5453 Great America Parkway

Santa Clara, California 95054

(408) 547-5500

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Larry W. Sonsini Raj S. Judge Mark B. Baudler Wilson Sonsini Goodrich & Rosati, P.C. 650 Page Mill Road Palo Alto, California 94304 (650) 493-9300	Marc Taxay Vice President, General Counsel Arista Networks, Inc. 5453 Great America Parkway Santa Clara, California 95054 (408) 547-5500	Patrick A. Pohlen Tad J. Freese Latham & Watkins LLP 140 Scott Drive Menlo Park, California 94025 (650) 328-4600

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box:  ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of “large accelerated filer,” “accelerated filer” and “smaller reporting company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☐

Non-accelerated filer ☒ (Do not check if a smaller reporting company)	Smaller reporting company ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Proposed Maximum Aggregate Offering Price(1)(2)	Amount of Registration Fee
Common stock, $0.0001 par value per share	$	$

(1)	Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.
(2)	Includes the aggregate offering price of additional shares that the underwriters have the option to purchase to cover over-allotments, if any.

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities, and we are not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS (Subject to Completion)

Issued                     , 2014

Shares

COMMON STOCK

Arista Networks, Inc. is offering              shares of its common stock. This is our initial public offering and no public market currently exists for our shares. We anticipate that the initial public offering price will be between $         and $         per share.

We intend to apply to list our common stock on the              under the symbol “ANET.”

We are an “emerging growth company” under the federal securities laws and are subject to reduced public company reporting requirements. Investing in our common stock involves risks. See “Risk Factors” beginning on page 12.

PRICE $             A SHARE

	Price to Public	Underwriting Discounts and Commissions(1)	Proceeds to Arista Networks
Per Share	$	$	$
Total	$	$	$

(1)	See section titled “Underwriting” for a description of the compensation payable to the underwriters.

We have granted the underwriters the right to purchase up to an additional              shares of common stock to cover over-allotments.

The Securities and Exchange Commission and state securities regulators have not approved or disapproved of these securities, or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the shares of common stock to purchasers on                     , 2014.

MORGAN STANLEY	CITIGROUP

BofA MERRILL LYNCH	BARCLAYS	CREDIT SUISSE	DEUTSCHE BANK SECURITIES

WELLS FARGO SECURITIES	COWEN AND COMPANY	JMP SECURITIES	NEEDHAM & COMPANY	OPPENHEIMER & CO

PACIFIC CREST SECURITIES	STIFEL	THE JUDA GROUP	WILLIAM BLAIR	RAYMOND JAMES

                    , 2014

Unless the context otherwise requires, the terms “Arista,” “Arista Networks,” “the company,” “we,” “us,” and “our” in this prospectus refer to Arista Networks, Inc. and its subsidiaries. Neither we nor the underwriters have authorized anyone to provide you with any information or make any representations other than those contained in this prospectus or in any free writing prospectus prepared by or on behalf of us or to which we have referred you. We take no responsibility for, and can provide no assurance as to the reliability of, any other information that others may give you. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the common stock. Our business, financial condition, results of operations and prospects may have changed since that date.

Through and including                    , 2014 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

For investors outside of the United States: Neither we nor the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus outside of the United States.

-i-

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. You should read the following summary together with the more detailed information appearing in this prospectus, including “Risk Factors,” “Selected Consolidated Financial Data,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and our consolidated financial statements and related notes before deciding whether to purchase shares of our common stock. Our year end is December 31, and our quarters end on March 31, June 30, September 30 and December 31. Our fiscal years ended December 31, 2010, 2011 and 2012 are referred to herein as 2010, 2011 and 2012, respectively.

ARISTA NETWORKS, INC.

Overview

We are a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation data centers for enterprises. Our cloud networking solutions consist of our Extensible Operating System, or EOS, a set of network applications and our 10/40/100 Gigabit Ethernet switches. Our cloud networking solutions deliver industry-leading performance, scalability, availability, programmability, automation and visibility. Since we began shipping our products, we have grown rapidly, and, according to Crehan Research, we have achieved the second largest market share in data center 10/40/100 Gigabit Ethernet switch ports, excluding blade switching, sold in the first three quarters of 2013.

At the core of our cloud networking platform is EOS, which was purpose-built to be fully programmable and highly modular. The programmability of EOS has allowed us to create a set of software applications that address the requirements of cloud networking, including workflow automation, network visibility and analytics, and has also allowed us to rapidly integrate with a wide range of third-party applications for virtualization, management, automation, orchestration and network services.

EOS supports leading cloud and virtualization solutions, including VMware NSX, Microsoft System Center, OpenStack and other cloud management frameworks. We have worked with industry leaders to define new open protocols for the virtualized data center. We co-authored the VXLAN protocol specification with VMware and were the first to demonstrate VXLAN integration. We also co-authored the NVGRE protocol specification with Microsoft and support integration with Microsoft’s System Center.

We use standard Linux as our underlying operating system, providing customers with access to all Linux operating system facilities. This allows customers to extend our EOS software with off-the-shelf Linux applications and a growing number of open source management tools.

EOS has a highly modular architecture, which allows us to prevent network outages in deployments of our cloud networking solutions. This architecture also allows us to rapidly develop new features and protocols without compromising the quality of the existing code base. Because all of our switching products are powered by the same binary image of EOS, we are able to deliver these new innovations to our entire installed base with minimal disruption.

We sell our products through both our direct sales force and our channel partners. Since shipping our first products in 2008, our cumulative end-customer base has grown rapidly. Between December 31, 2010 and December 31, 2013, our cumulative end-customer base grew from approximately 570 to approximately 2,340. Our end customers span a range of industries and include large Internet companies, service providers, financial services organizations, government agencies, media and entertainment companies and others. Our customers include six of the largest cloud services providers based on annual revenue.

We have experienced rapid revenue growth over the last several years, increasing our revenue at a compound annual growth rate of 64% from 2010 to 2012. For 2010, 2011 and 2012, our revenue was $71.7 million, $139.8 million and $193.4 million, respectively. Our revenue for the nine months ended September 30, 2013 grew 81% when compared to same period in 2012. For the nine months ended September 30, 2012 and 2013, our revenue was $136.1 million and $246.5 million, respectively. For 2010, 2011 and 2012 and the nine months ended September 30, 2013, our net income was $2.4 million, $34.0 million, $20.3 million and $27.5 million, respectively.

Industry Background

Cloud computing is fundamentally changing the way IT infrastructure is built and how applications are delivered. In cloud computing, applications are distributed across thousands of servers. These servers are connected with high-speed network switches that, together, form a pool of resources that allows applications to be rapidly deployed and cost-effectively updated. Cloud computing enables ubiquitous and on-demand network access to these applications from Internet-connected devices including personal computers, tablets and smartphones.

Nearly all consumer applications today are delivered as cloud services. Enterprise applications are rapidly moving to the cloud as well, since cloud services are easier and more cost effective to deploy, scale and operate than traditional applications. Internet leaders like Amazon, eBay, Facebook, Google, Microsoft and Yahoo! pioneered the development of large-scale cloud data centers in order to meet the growing demands of their users, including business customers. These U.S.-based Internet leaders increased their capital spending from $5.3 billion in 2009 to $12.4 billion in 2012, representing a 33% compound annual growth rate.

The aggregate network bandwidth in the cloud can be orders of magnitude higher than typical legacy data center networks. Therefore, the networks in such cloud environments must be architected and built in a new way. We refer to these next-generation data center networks as cloud networks. Cloud networks must deliver high capacity, high availability and predictable performance and must be programmable to allow integration with third-party applications for virtualization, management, automation, orchestration and network services.

Requirements for Cloud Networking

Cloud networks differ in many aspects from legacy networks, including performance, capacity, scale, availability, programmability and automation. The requirements for cloud networking include the following:

•	Capacity, Performance and Scalability. Cloud networks must have sufficient capacity to interconnect large numbers of servers, up to hundreds of thousands, with predictable network bandwidth.

•	High Availability. Cloud networks must overcome hardware or software failures for customers to avoid network outages, which can result in lost revenue, dissatisfied customers and increased operational cost.

•	Open and Programmable. Cloud networks must be based on open protocols and be programmable to enable integration with leading network applications and management and data analysis tools.

•	Workflow Automation. Cloud networks must offer automated provisioning and configuration to enable fast service delivery and to minimize operational costs, avoiding time-consuming and error-prone manual processes for configuring, provisioning, monitoring and managing the network.

•	Network Visibility. Cloud networks must provide IT administrators with real-time in-depth visibility of network status to proactively monitor, detect and notify when issues arise.

•	Cost Performance. Cloud networks must deliver high performance while lowering overall cost of ownership, including capital and operational costs.

These and other requirements drive the adoption of next-generation switches and cloud-optimized network designs.

Our Cloud Networking Solutions

We are a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation enterprise data centers. Our cloud networking platform was purpose-built to address the functional and performance requirements of cloud networks. We deliver our solutions via our industry-leading 10/40/100 Gigabit Ethernet switches optimized for next-generation data center networks.

Our cloud networking solutions consist of our Extensible Operating System, or EOS, a set of network applications and our 10/40/100 Gigabit Ethernet switches. At the core of our cloud networking platform is EOS. EOS was architected to be fully programmable and highly modular. As a result, we are able to bring new features and applications to market rapidly, provide industry leading high availability and offer integration with leading third-party networking applications.

Our Market Opportunity

We compete primarily in the data center switching market for 10 Gigabit Ethernet and above, excluding blade switches. According to Crehan Research, this market will grow from approximately $6 billion in 2013 to $12 billion in 2017, representing a 19% compound annual growth rate.

We believe that cloud computing represents a fundamental shift from traditional legacy data centers and that cloud networking is the fastest growing segment within the data center switching market. As organizations of all sizes are adopting cloud architectures, spending on cloud and next-generation data centers has increased rapidly over the last several years, while traditional legacy IT spending has been growing more slowly.

Our Competitive Strengths

We believe the following strengths will allow us to maintain and extend our technology leadership position in cloud networking and next-generation data center Ethernet switching:

•	Purpose-Built Cloud Networking Platform. We have developed a highly scalable cloud networking platform that uses software to address the needs of large-scale Internet companies, cloud service providers, financial services organizations, government agencies and media and entertainment companies.

•	Broad and Differentiated Switch Portfolio. Using multiple silicon architectures, we have consistently delivered switches with industry-leading capacity, low latency, port density and power efficiency and have innovated in areas such as deep packet buffers, embedded optics and reversible cooling.

•	Single Binary Image Software. The single binary image of our EOS software allows us to maintain feature consistency across our entire product portfolio and enables us to introduce new software innovations into the market that become available to our entire installed base without a “forklift upgrade” (i.e., a broad upgrade of the data center infrastructure).

•	Rapid Development of New Features and Applications. Our highly modular EOS software has allowed us to rapidly deliver new features and applications while preserving the structural integrity and quality of our network operating system.

•	Deep Understanding of Customer Requirements. We have developed close working relationships with many of our largest customers that provide us with insights about their needs and future requirements. This has allowed us to rapidly develop and deliver products to market that meet customer demands and expectations as well as to rapidly grow sales to existing customers.

•	Strong Management and Engineering Team with Significant Data Center Networking Expertise. Our management and engineering team consists of networking veterans with extensive data center networking expertise.

•	Significant Technology Lead. We believe that our networking technology represents a fundamental advance in networking software. Our EOS software is the result of more than 1,000 man-years of research and development investment over a nine-year period.

Our Growth Strategy

We intend to grow our revenue and market share in cloud and next-generation data center Ethernet switching. Key elements of our growth strategy include:

•	Continue to Innovate and Extend our Technology Leadership. We plan to increase our investment in research and development to expand and enhance the capabilities of our cloud networking solutions.

•	Expand our Sales Organization and our Channel Partners. We intend to continue to invest in our global sales organization as we pursue relationships with large enterprise, service provider and government customers.

•	Increase Penetration with our Existing Customer Base. As we successfully demonstrate the benefits of our solutions, we see a significant opportunity to sell additional products and services to our existing customers and to migrate additional workloads and applications onto our cloud networking platform.

•	Expand Strategic Relationships. We have developed strategic relationships with a number of technology ecosystem participants including Aruba Networks, F5 Networks, Microsoft, Palo Alto Networks, Riverbed, Splunk and VMware, to allow integration of our cloud networking solutions with their offerings and enable an integrated experience for our customers.

Risks Associated With Our Business

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” immediately following this prospectus summary. These risks include, among others, the following:

•	we have a limited operating history, which makes it difficult to evaluate our current business and future prospects and may increase the risks associated with your investment;

•	our business and operations have experienced rapid growth, and, if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected;

•	our results of operations are likely to vary significantly from period to period and be unpredictable, which could cause the market price of our common stock to decline;

•	we expect large purchases by a limited number of end customers to continue to represent a substantial majority of our revenue, and any loss or delay of expected purchases could result in material quarter-to-quarter fluctuations of our revenue or otherwise adversely affect our results of operations;

•	our revenue growth in recent periods may not be indicative of our future performance;

•	we face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position;

•	if we do not successfully anticipate technological shifts, market needs and opportunities, and develop products and product enhancements that meet those technological shifts, needs and opportunities, or if those products are not made available in a timely manner or do not gain market acceptance, we may not be able to compete effectively, and our ability to generate revenue will suffer;

•	product quality problems, defects, errors or vulnerabilities in our products or services could harm our reputation and adversely impact our business, financial condition, results of operations and prospects;

•	the cloud networking market is still in its early stages and is rapidly evolving, and if this market does not evolve as we anticipate or our target end customers do not adopt our cloud networking solutions, we may not be able to compete effectively, and our ability to generate revenue will suffer; and

•	we identified a material weakness in our internal controls for the years ended December 31, 2010, 2011 and 2012 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

Corporate Information

We were incorporated in the State of California as Arastra, Inc. in October 2004. We reincorporated in the State of Nevada in March 2008, and we changed our name to Arista Networks, Inc. in October 2008. We intend to reincorporate in the State of Delaware prior to the closing of this offering. Our principal executive offices are located at 5453 Great America Parkway, Santa Clara, California 95054. Our main telephone number is (408) 547-5500. Our website address is www.arista.com. Information on or that can be accessed through our website is not part of this prospectus and should not be relied upon in determining whether to make an investment decision.

The Arista Networks design logo and the marks “ARISTA,” “EOS,” “CloudVision,” “CVX,” “Health Tracer,” “MapReduce Tracer,” “Path Tracer,” “MXP,” “RAIL” and “SPLINE” are our property. This prospectus contains additional trade names, trademarks and service marks of other companies. We do not intend our use or display of other companies’ trade names, trademarks or service marks to imply a relationship with, or endorsement or sponsorship of us by, these other companies.

Implications of Being an Emerging Growth Company

As a company with less than $1.0 billion in revenue during our last year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act. An emerging growth company may take advantage of specified reduced reporting requirements that are otherwise applicable generally to public companies. These reduced reporting requirements include:

•	the requirement to present only two years of audited financial statements and only two years of related management’s discussion and analysis in this prospectus;

•	an exemption from compliance with the auditor attestation requirement on the effectiveness of our internal controls over financial reporting;

•	an exemption from compliance with any requirement that the Public Company Accounting Oversight Board may adopt regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements;

•	reduced disclosure about our executive compensation arrangements; and

•	exemption from the requirements to obtain a non-binding advisory vote on executive compensation or shareholder approval of any golden parachute arrangements.

We will remain an emerging growth company until the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market price of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

We may choose to take advantage of some, but not all, of the available benefits under the JOBS Act. We are choosing to irrevocably “opt out” of the extended transition periods available under the JOBS Act for complying with new or revised accounting standards, but we intend to take advantage of the other exemptions discussed above. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

THE OFFERING

Common stock offered by us	shares

Total common stock offered	shares

Over-allotment option being offered by us	shares

Common stock to be outstanding after this offering	shares ( shares, if the underwriters exercise their over-allotment option in full)

Use of proceeds

We estimate that the net proceeds from this offering will be approximately $        , or approximately $         if the underwriters exercise their over-allotment option in full, at an assumed initial public offering price of $         per share, the mid-point of the range on the cover of this prospectus, after deducting the underwriting discounts and commissions and estimated offering expenses payable by us.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace.

We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. See “Use of Proceeds.”

Proposed trading symbol	“ANET”

The number of shares of our common stock to be outstanding after this offering is based on 55,532,045 shares of our common stock outstanding as of September 30, 2013 and excludes:

•	10,543,749 shares of common stock issuable upon the exercise of: (i) 10,534,749 options outstanding with a weighted-average exercise price of $5.71 per share; and (ii) stock purchase rights for 9,000 shares outstanding with a weighted-average exercise price of $5.80 per share as of September 30, 2013;

•	1,807,450 shares of common stock issuable upon the exercise of options granted after September 30, 2013 with a weighted-average exercise price of $17.67 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 10,039,524 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan (which amount includes 10,000,000 shares reserved for issuance under the 2011 Stock Incentive Plan in October 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (ii) shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (iii) shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon completion of this offering; and (iv) shares of common stock that become available under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

Except as otherwise indicated, all information in this prospectus assumes:

•	our reincorporation from Nevada to Delaware prior to the completion of this offering;

•	the effectiveness of our amended and restated certificate of incorporation in connection with the completion of this offering;

•	the conversion of certain subordinated convertible promissory notes issued to certain stockholders in the aggregate principal amount of $100 million into shares of common stock (assuming conversion of the notes at the common stock price per share of $ which is the mid-point of the price range on the cover of this prospectus). For a description of the subordinated convertible promissory notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations;”

•	the automatic conversion of all outstanding shares of our convertible preferred stock into an aggregate of 24,000,000 shares of common stock immediately prior to the completion of this offering;

•	no exercise of outstanding options subsequent to September 30, 2013; and

•	no exercise of the underwriters’ over-allotment option.

SUMMARY CONSOLIDATED FINANCIAL DATA

The following table summarizes our consolidated financial data. The summary consolidated statements of operations data presented below for 2011 and 2012 have been derived from audited consolidated financial statements that are included elsewhere in this prospectus. The summary consolidated statements of operations data for the nine months ended September 30, 2012 and 2013, respectively, and the consolidated balance sheet data as of September 30, 2013 have been derived from unaudited consolidated financial statements that are included elsewhere in this prospectus. The unaudited consolidated financial statements include, in the opinion of management, all adjustments, which include only normal and recurring adjustments, that management considers necessary for a fair presentation of the financial information set forth in those statements. Results of operations for the nine months ended September 30, 2013 are not necessarily indicative of the results that may be expected for 2013. The following summary consolidated financial data should be read together with our audited and unaudited consolidated financial statements and the related notes, as well as the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus. Our historical results are not necessarily indicative of our results in any future period.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except share and per-share data)

Revenue	$139,848	$193,408	$136,067	$246,458
Cost of revenue(1)	43,366	62,806	45,262	87,176

Gross profit	96,482	130,602	90,805	159,282
Operating expenses(1):
Research and development	26,408	55,155	36,607	67,235
Sales and marketing	19,450	28,603	19,770	37,703
General and administrative	6,224	8,501	5,570	12,484

Total operating expenses	52,082	92,259	61,947	117,422

Income from operations	44,400	38,343	28,858	41,860
Other income (expense), net:
Interest expense	(6,417)	(7,057)	(5,292)	(5,320)
Interest and other income (expense), net	(357)	134	89	(123)

Total other income (expense), net	(6,774)	(6,923)	(5,203)	(5,443)

Income before provision for income taxes	37,626	31,420	23,655	36,417
Provision for income taxes	3,591	11,112	8,586	8,965

Net income	$34,035	$20,308	$15,069	$27,452

Net income attributable to common stockholders(2):
Basic	$13,789	$9,145	$6,700	$13,257

Diluted	$13,854	$9,180	$6,707	$13,817

Net income per share attributable to common stockholders(2):
Basic	$0.65	$0.37	$0.28	$0.49

Diluted	$0.65	$0.37	$0.27	$0.47

Weighted-average shares used in computing net income per share attributable to common stockholders (2):
Basic	21,175,788	24,711,453	24,348,464	26,927,111

Diluted	21,345,641	24,901,005	24,417,761	29,240,851

Pro forma net income per share attributable to common stockholders(2):
Basic		$0.38		$0.50

Diluted		$0.38		$0.48

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders(2):
Basic		48,711,453		50,927,111

Diluted		48,901,005		53,240,851

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$94	$270	$187	$257
Research and development	992	2,590	1,794	3,449
Sales and marketing	554	1,078	741	1,859
General and administrative	334	765	538	834

Total stock-based compensation	$1,974	$4,703	$3,260	$6,399

(2)	See Notes 1 and 10 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per share attributable to common stockholders and our basic and diluted pro forma net income per share attributable to common stockholders.

Our consolidated balance sheet as of September 30, 2013 is presented on:

•	an actual basis;

•	a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 24,000,000 shares of common stock and the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws as of immediately prior to the completion of this offering, as if such conversion had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2013; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments, the conversion of our subordinated convertible promissory notes into shares of common stock (assuming conversion of the notes at the common stock price per share of $ which is the mid-point of the price range on the cover of this prospectus) and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the mid-point of the range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

	September 30, 2013
	Actual	Pro Forma	Pro Forma As Adjusted(1)
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$120,020	$120,020	$
Working capital	167,432	167,432
Total assets	337,831	337,831
Total indebtedness(2)	157,659	157,659
Total deferred revenue	47,321	47,321
Total stockholders’ equity	55,780	55,780

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the price range reflected on the cover page of this prospectus, would increase (decrease) our cash and cash equivalents, working capital, total assets and total stockholders’ equity by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.
(2)	Total indebtedness includes our subordinated convertible promissory notes payable to related parties, subordinated convertible promissory notes payable to third parties, accrued interest payable on the notes and our lease financing obligations.

Non-GAAP Financial Measures

We use the financial measures set forth below, which are non-GAAP financial measures, to help us analyze our financial results, establish budgets and operational goals for managing our business and evaluate our performance. We also believe that the presentation of these non-GAAP financial measures in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except percentages)
Non-GAAP gross profit	$96,576	$130,872	$90,992	$159,539
Non-GAAP gross margin	69%	68%	67%	65%
Non-GAAP income from operations	$46,374	$43,046	$32,118	$48,259
Non-GAAP operating margin	33%	22%	24%	20%
Adjusted EBITDA	$47,667	$44,825	$33,342	$50,764
Adjusted EBITDA margin	34%	23%	25%	21%

Non-GAAP gross profit and margin. We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation, which is a non-cash charge. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue. We have presented non-GAAP gross profit and margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using non-GAAP gross profit and gross margin as financial measures and for a reconciliation of non-GAAP gross profit to gross profit, the most directly comparable financial measure calculated in accordance with GAAP.

Non-GAAP income from operations and operating margin. We define non-GAAP income from operations as income from operations as reported on our consolidated statements of operations, excluding the impact of stock-based compensation. We define non-GAAP operating margin as non-GAAP income from operations divided by revenue. We have presented non-GAAP income from operations and operating margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using non-GAAP income from operations and operating margin as financial measures and for a reconciliation of non-GAAP income from operations to income from operations, the most directly comparable financial measure calculated in accordance with GAAP.

Adjusted EBITDA and adjusted EBITDA margin. We define adjusted EBITDA as our net income excluding: (i) stock-based compensation; (ii) interest expense; (iii) other income (expense), net, which primarily includes foreign exchange gains and losses; (iv) depreciation and amortization; and (v) our provision for income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue. Depreciation includes depreciation expense associated with our leased building in Santa Clara, California. See Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the accounting for our build-to-suit lease. We have presented adjusted EBITDA and adjusted EBITDA margin because they are key measures used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using adjusted EBITDA and adjusted EBITDA margin as financial measures and for a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below, together with all of the other information in this prospectus, including our consolidated financial statements and related notes, before investing in our common stock. The risks and uncertainties described below are not the only ones we face. Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, may also become important factors that adversely affect our business. If any of the following risks occur, our business, financial condition, results of operations and prospects could be materially harmed. In that event, the market price of our common stock could decline, and you could lose part or all of your investment.

Risks Related to Our Business and Our Industry

Our limited operating history makes it difficult to evaluate our current business and future prospects and may increase the risk associated with your investment.

We were founded in 2004 and shipped our first products in 2008. The majority of our revenue growth has occurred since the beginning of 2010. Our limited operating history makes it difficult to evaluate our current business and our future prospects, including our ability to plan for and model future growth. We have encountered and will continue to encounter risks and difficulties frequently experienced by rapidly growing companies in constantly evolving industries, including the risks described in this prospectus. If we do not address these risks successfully, our business, financial condition, results of operations and prospects will be adversely affected, and the market price of our common stock could decline. Further, we have limited historic financial data, and we operate in a rapidly evolving market. As such, any predictions about our future revenue and expenses may not be as accurate as they would be if we had a longer operating history or operated in a more predictable market.

Our business and operations have experienced rapid growth, and if we do not appropriately manage any future growth or are unable to improve our systems and processes, our business, financial condition, results of operations and prospects will be adversely affected.

We have experienced rapid growth and increased demand for our products over the last several years, which has placed a strain on our management, administrative, operational and financial infrastructure. Our employee headcount and number of end customers have increased significantly. To handle the increase in end customers, we expect to continue to grow our headcount significantly over the next 12 months. For example, as of December 31, 2010 and December 31, 2013, our cumulative number of end customers increased from approximately 570 to approximately 2,340, and our headcount increased from over 100 to over 750 over the same period. As we have grown, we have had to manage an increasingly larger and more complex array of internal systems and processes to scale with all aspects of our business, including our hardware and software development, contract manufacturing and purchasing, logistics and fulfillment and maintenance and support. Our success will depend in part upon our ability to manage our growth effectively. To do so, we must continue to increase the productivity of our existing employees and continue to hire, train and manage new employees as needed. To manage domestic and international growth of our operations and personnel, we will need to continue to improve our operational, financial and management controls and our reporting processes and procedures and implement more extensive and integrated financial and business information systems. We may not be able to successfully implement these or other improvements to our systems and processes in an efficient or timely manner, and we may discover deficiencies in their capabilities or effectiveness. We may experience difficulties in managing improvements to our systems and processes or in connection with third-party technology. In addition, our systems and processes may not prevent or detect all errors, omissions or fraud. Our failure to improve our systems and processes, or their failure to operate effectively and in the intended manner, may result in disruption of our current operations and end-customer relationships, our inability to manage the growth of our business and our inability to accurately forecast our revenue, expenses and earnings and prevent certain losses.

Our results of operations are likely to vary significantly from period to period and be unpredictable, which could cause the market price of our common stock to decline.

Our results of operations have historically varied from period to period, and we expect that this trend will continue. As a result, you should not rely upon our past financial results for any period as indicators of future performance. Our results of operations in any given period can be influenced by a number of factors, many of which are outside of our control and may be difficult to predict, including:

•	our ability to attract and retain new end customers, including large end customers;

•	the budgeting cycles and purchasing practices of end customers, including large end customers;

•	the buying patterns of our large end customers in which large bulk purchases may or may not occur in certain quarters;

•	changes in end-customer, distributor or reseller requirements or market needs;

•	deferral of orders from end customers in anticipation of new products or product enhancements announced by us or our competitors;

•	changes in the growth rate of the networking market;

•	the actual or rumored timing and success of new product and service introductions by us or our competitors or any other change in the competitive landscape of our industry, including consolidation among our competitors or end customers;

•	our ability to successfully expand our business domestically and internationally;

•	our ability to increase the size of our distribution channel;

•	decisions by potential end customers to purchase cloud networking solutions from larger, more established vendors or from their primary network equipment vendors;

•	price competition;

•	insolvency or credit difficulties confronting our end customers, which could adversely affect their ability to purchase or pay for our products and services, or confronting our key suppliers, including our sole source suppliers, which could disrupt our supply chain;

•	any disruption in our sales channel or termination of our relationship with important channel partners;

•	our inability to fulfill our end customers’ orders due to supply chain delays, access to key commodities or technologies or events that impact our manufacturers or their suppliers;

•	the cost and potential outcomes of existing and future litigation;

•	seasonality or cyclical fluctuations in our markets;

•	future accounting pronouncements or changes in our accounting policies;

•	stock-based compensation expense;

•	our overall effective tax rate, including impacts caused by any reorganization in our corporate structure, any changes in our valuation allowance for domestic deferred tax assets and any new legislation or regulatory developments;

•	increases or decreases in our expenses caused by fluctuations in foreign currency exchange rates, as an increasing portion of our expenses are incurred and paid in currencies other than the U.S. dollar;

•	general economic conditions, both domestically and in foreign markets; and

•	other risk factors described in this prospectus.

Any one of the factors above or the cumulative effect of several of the factors described above may result in significant fluctuations in our financial and other results of operations. This variability and unpredictability could result in our failure to meet our revenue, results of operations or other expectations or those of securities analysts or investors for a particular period. If we fail to meet or exceed such expectations for these or any other reasons, the market price of our common stock could decline substantially, and we could face costly lawsuits, including securities class action suits.

We expect large purchases by a limited number of end customers to continue to represent a substantial majority of our revenue, and any loss or delay of expected purchases could result in material quarter-to-quarter fluctuations of our revenue or otherwise adversely affect our results of operations.

Historically, large purchases by a relatively limited number of end customers have accounted for significant portion of our revenue. Many of these end customers make large purchases to complete or upgrade specific data center installations. These purchases are short-term in nature and are typically made on a purchase-order basis rather than pursuant to long-term contracts. During 2011 and 2012 and for the nine months ended September 30, 2013, sales to our 10 largest end customers accounted for approximately 41%, 43% and 48% of our revenue, respectively. Revenue from sales to Microsoft accounted for 10% of our revenue for the year ended December 31, 2011, 15% of our revenue for the year ended December 31, 2012 and 24% of our revenue for the nine months ended September 30, 2013.

As a consequence of the concentrated nature of our customer base and their purchasing behavior, our quarterly revenue and results of operations may fluctuate from quarter to quarter and are difficult to estimate. For example, any acceleration or delay in anticipated product purchases or the acceptance of shipped products by our larger end customers could materially affect our revenue and results of operations in any quarterly period. We may be unable to sustain or increase our revenue from our large end customers or offset the discontinuation of concentrated purchases by our larger end customers with purchases by new or existing end customers. We expect that such concentrated purchases will continue to contribute materially to our revenue for the foreseeable future and that our results of operations may fluctuate materially as a result of such larger end customers’ buying patterns. In addition, we may see consolidation of our customer base, such as among Internet companies and cloud service providers, which could result in loss of end customers. The loss of such end customers, or a significant delay or reduction in their purchases, could materially harm our business, financial condition, results of operations and prospects.

Our revenue growth rate in recent periods may not be indicative of our future performance.

Our revenue growth rate in recent periods may not be indicative of our future performance. We experienced annual revenue growth rates of 95% and 38% in 2011 and 2012, respectively. We may not achieve similar revenue growth rates in future periods, especially as we enter and expand into the cloud services and application services provider markets. You should not rely on our revenue for any prior quarterly or annual period as any indication of our future revenue or revenue growth. If we are unable to maintain consistent revenue or revenue growth, our business, financial condition, results of operations and prospects could be materially adversely affected.

We face intense competition, especially from larger, well-established companies, and we may lack sufficient financial or other resources to maintain or improve our competitive position.

The market for data center networking, including the market for cloud networking, is intensely competitive, and we expect competition to increase in the future from established competitors and new market entrants. This competition could result in increased pricing pressure, reduced profit margins, increased sales and marketing expenses and our failure to increase, or the loss of, market share, any of which would likely seriously harm our business, financial condition, results of operations and prospects.

We compete with large network equipment and system vendors, including Cisco Systems, Juniper Networks, Brocade Communications Systems, Hewlett-Packard and Dell. We also face competition from other companies and new market entrants, some of which may be our current technology partners and end customers. Many of our existing and potential competitors enjoy substantial competitive advantages, such as:

•	greater name recognition and longer operating histories;

•	larger sales and marketing budgets and resources;

•	broader distribution and established relationships with channel partners and end customers;

•	greater access to larger end-customer bases;

•	greater end-customer support resources;

•	greater manufacturing resources;

•	the ability to leverage their sales efforts across a broader portfolio of products;

•	the ability to bundle competitive offerings with other products and services;

•	the ability to set more aggressive pricing policies;

•	lower labor and development costs;

•	greater resources to make acquisitions;

•	larger intellectual property portfolios; and

•	substantially greater financial, technical, research and development or other resources.

Our competitors also may be able to provide end customers with capabilities or benefits different from or greater than those we can provide in areas such as technical qualifications or geographic presence or may be able to provide end customers a broader range of products, services and prices. In addition, large competitors may have more extensive relationships with and within existing and potential end customers that provide them with an advantage in competing for business with those end customers. For example, certain large competitors encourage end customers of their other products and services to adopt their data networking solutions through discounted bundled product packages. Our ability to compete will depend upon our ability to provide a better solution than our competitors at a more competitive price. We may be required to make substantial additional investments in research, development, marketing and sales in order to respond to competition, and we cannot assure you that these investments will achieve any returns for us or that we will be able to compete successfully in the future.

We also expect increased competition if our market continues to expand. Conditions in our market could change rapidly and significantly as a result of technological advancements or other factors. Current or potential competitors may be acquired by third parties that have greater resources available than we do. Our current or potential competitors might take advantage of the greater resources of the larger organization resulting from these acquisitions to compete more vigorously or broadly with us. In addition, continued industry consolidation might adversely affect end customers’ perceptions of the viability of smaller and even medium-sized networking companies and, consequently, end customers’ willingness to purchase from those companies. Further, certain large end customers have explored developing network switches and cloud service solutions for internal use and/or to broaden their portfolio of products, which could allow these end customers to become new competitors in the market.

If we do not successfully anticipate technological shifts, market needs and opportunities, and develop products and product enhancements that meet those technological shifts, needs and opportunities, or if those products are not made available in a timely manner or do not gain market acceptance, we may not be able to compete effectively, and our ability to generate revenue will suffer.

The cloud networking market can be characterized by rapid technological shifts and increasingly complex end-customer requirements to achieve scalable and more programmable networks that facilitate virtualization, big data, public/private cloud and web scale computing. We must continue to develop new technologies and products that address emerging technological trends and changing end-customer needs. The process of developing new technology is complex and uncertain, and new offerings requires significant upfront investment that may not result in material design improvements to existing products or result in marketable new products or costs savings or revenue for an extended period of time, if at all. The success of new products depends on several factors, including appropriate new product definition, component costs, timely completion and introduction of these products, differentiation of new products from those of our competitors and market acceptance of these products.

In addition, new technologies could render our existing products obsolete or less attractive to end customers, and our business, financial condition, results of operations and prospects could be materially adversely affected if such technologies are widely adopted. For example, end customers may prefer to address their network switch requirements by licensing software operating systems separately and placing them on industry-standard servers or develop their own networking products rather than purchasing integrated hardware products as has occurred in the server industry.

We may not be able to successfully anticipate or adapt to changing technology or end-customer requirements on a timely basis, or at all. If we fail to keep up with technology changes or to convince our end customers and potential end customers of the value of our solutions even in light of new technologies, our business, financial condition, results of operations and prospects could be materially adversely affected.

Product quality problems, defects, errors or vulnerabilities in our products or services could harm our reputation and adversely affect our business, financial condition, results of operations and prospects.

We produce highly complex products that incorporate advanced technologies, including both hardware and software technologies. Despite testing prior to their release, our products may contain undetected defects or errors, especially when first introduced or when new versions are released. Product defects or errors could affect the performance of our products and could delay the development or release of new products or new versions of products. Allegations of unsatisfactory performance could cause us to lose revenue or market share, increase our service costs, cause us to incur substantial costs in redesigning the products, cause us to lose significant end customers, subject us to liability for damages and divert our resources from other tasks, any one of which could materially adversely affect our business, financial condition, results of operations and prospects.

From time to time, we have had to replace certain components of products that we had shipped and provide remediation in response to the discovery of defects or bugs, including failures in software protocols or defective component batches resulting in reliability issues, in such products, and we may be required to do so in the future. We may also be required to provide full replacements or refunds for such defective products. We cannot assure you that such remediation would not have a material effect on our business, financial condition, results of operations and prospects. Please see “—Our business is subject to the risks of warranty claims, product returns, product liability and product defects.”

The cloud networking market is still in its early stages and is rapidly evolving. If this market does not evolve as we anticipate or our target end customers do not adopt our cloud networking solutions, we may not be able to compete effectively, and our ability to generate revenue will suffer.

The cloud networking market is still in its early stages. The market demand for cloud networking solutions has increased in recent years as end customers have deployed larger networks and have increased the use of virtualization and cloud computing. Our success depends upon our ability to provide cloud networking solutions that address the needs of end customers more effectively and economically than those of other competitors or existing technologies.

If the cloud networking solutions market does not develop in the way we anticipate, if our solutions do not offer benefits compared to competing network switching products or if end customers do not recognize the benefits that our solutions provide, then our business, financial condition, results of operations and prospects could be materially adversely affected.

We identified a material weakness in our internal controls for the years ended December 31, 2010, 2011 and 2012 that, if not properly remediated, could result in material misstatements in our financial statements in future periods and impair our ability to comply with the accounting and reporting requirements applicable to public companies.

Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for 2010, 2011 and 2012, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the U.S.A., a “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified involved our financial statement close process and related accounting systems, policies and procedures. Specifically, the material weakness related to accounting systems and processes that were not fully implemented during the applicable periods, an insufficient number of qualified personnel with the requisite technical competency, our controls relating to the oversight and review of financial statements and reconciliations and our application of relevant accounting policies.

Our remediation efforts are still in process and have not yet been completed. Because of this material weakness, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected. In addition, the remediation steps we have taken, are taking and expect to take may not effectively remediate the material weakness, in which case our internal control over financial reporting would continue to be ineffective. We cannot guarantee that we will be able to complete our remedial actions successfully. Even if we are able to complete these actions successfully, these measures may not adequately address our material weakness. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting.

We will be required to disclose changes made in our internal control and procedures on a quarterly basis. However, our independent registered public accounting firm will not be required to formally attest to the effectiveness of our internal control over financial reporting pursuant to Section 404 until the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our independent registered public accounting firm may issue a report that is adverse in the event that such firm is not satisfied with the level at which our controls are documented, designed or operating. As a result, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Our remediation efforts may not enable us to avoid a material weakness in the future. Ensuring that we have adequate internal financial and accounting controls and procedures in place to help produce accurate financial statements on a timely basis is a costly and time-consuming effort that needs to be evaluated frequently.

If we are unable to adequately remedy the foregoing material weakness or comply or continue to comply with the foregoing obligations, it could subject us to a variety of administrative sanctions, including the suspension or delisting of our common stock from the         and the inability of registered broker-dealers to make a market in our common stock, which could reduce the market price of our common stock. In addition, in the event that we do not adequately remedy this material weakness, or if we fail to maintain proper and effective internal controls in future periods, our business, results of operations and financial condition and our ability to run our business effectively could be adversely affected and investors could lose confidence in our financial reporting.

If we are unable to attract new large end customers or to sell additional products to our existing end customers, our revenue growth will be adversely affected and our revenue could decrease.

To increase our revenue, we must add new end customers and large end customers and sell additional products to existing end customers. For example, one of our sales strategies is to target specific projects at our current end customers because they are familiar with the operational and economic benefits of our solutions, thereby reducing the sales cycle into these customers. We believe this opportunity with current end customers to be significant given their existing infrastructure and expected future spend. If we fail to attract new large end customers or sell additional products to our existing end customers, our business, financial condition, results of operations and prospects will be harmed.

Some of our large end customers require more favorable terms and conditions from their vendors and may request price concessions. As we seek to sell more products to these end customers, we may be required to agree to terms and conditions that may have an adverse effect on our business or ability to recognize revenue.

Our large end customers have significant purchasing power and, as a result, have received more favorable terms and conditions than we typically provide to other end customers, including lower prices, bundled upgrades, extended warranties, acceptance terms and extended return policies and other contractual rights. As we seek to sell more products to these large end customers, an increased mix of our shipments may be subject to such terms and conditions, which may reduce our margins or affect the timing of our revenue recognition and thus may have an adverse effect on our business, financial condition, results of operations and prospects.

Reliance on shipments at the end of the quarter could cause our revenue for the applicable period to fall below expected levels.

As a result of end-customer buying patterns and the efforts of our sales force and channel partners to meet or exceed their sales objectives, we have historically received and fulfilled a substantial portion of sales orders and generated a substantial portion of revenue during the last few weeks of each quarter. This places significant pressure on order review and processing, supply chain management, manufacturing, inventory and quality control management, shipping and trade compliance to ensure that we have properly forecasted supply purchasing, manufacturing capacity, inventory and quality compliance and logistics. If there is any significant interruption in these critical functions, it could result in delayed order fulfillment, adversely affect our business, financial condition, results of operations and prospects and result in a decline in the market price of our common stock.

We base our inventory requirements on our forecasts of future sales. If these forecasts are materially inaccurate, we may procure inventory that we may be unable to use in a timely manner or at all.

Our contract manufacturers procure components and build our products based on our forecasts. These forecasts are based on estimates of future demand for our products, which are in turn based on historical trends and analyses from our sales and marketing organizations, adjusted for overall market conditions. To the extent our forecasts are materially inaccurate, we may under- or over-procure inventory, and such inaccuracies in our forecasts could materially adversely affect our business, financial condition and results of operations.

Managing the supply of our products and product components is complex. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins.

Managing the supply of our products and product components is complex, and our inventory management systems and related supply-chain visibility tools may not enable us to forecast accurately and manage effectively the supply of our products and product components. Insufficient supply and inventory may result in lost sales opportunities or delayed revenue, while excess inventory may harm our gross margins. In order to reduce manufacturing lead times and plan for adequate component supply, from time to time we may issue purchase orders for components and products that are non-cancelable and non-returnable. We establish a liability for non-cancelable, non-returnable purchase commitments with our third-party contract manufacturers for quantities in excess of our demand forecasts, or obsolete material charges. As of September 30, 2013, our provision for non-cancelable, non-returnable purchase commitments was $1.8 million. We did not have provisions for non-cancelable, non-returnable purchase commitments as of December 31, 2011 and 2012.

Supply management remains an increased area of focus as we balance the need to maintain sufficient supply levels to ensure competitive lead times against the risk of obsolescence or the end of life of certain products. If we ultimately determine that we have excess supply, we may have to reduce our prices and write down inventory, which in turn could result in lower gross margins. We record a provision when inventory is determined to be in excess of anticipated demand or obsolete to adjust inventory to its estimated realizable value. For the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, we incurred inventory write-downs of $1.6 million, $3.2 million, $1.7 million and $2.8 million, respectively.

Alternatively, insufficient supply levels may lead to shortages that result in delayed revenue or loss of sales opportunities altogether as potential end customers turn to competitors’ products that are readily available. Additionally, any increases in the time required to manufacture our products or ship products could result in supply shortfalls. If we are unable to effectively manage our supply and inventory, our business, financial condition, results of operations and prospects could be adversely affected.

Because some of the key components in our products come from sole limited sources of supply, we are susceptible to supply shortages or supply changes, which could disrupt or delay our scheduled product deliveries to our end customers and may result in the loss of sales and end customers.

Our products rely on key components, including integrated circuit components and power supplies that our contract manufacturers purchase on our behalf from a limited number of suppliers, including certain sole source providers. We do not have guaranteed supply contracts with any of our component suppliers, and our suppliers could delay shipments or cease manufacturing such products or selling them to us at any time. For example, in the past we have experienced shortages in inventory for dynamic random access memory integrated circuits and delayed releases of the next generation of chipset, which delayed our production and/or the release of our new products. The development of alternate sources for those components is time-consuming, difficult and costly. If we are unable to obtain a sufficient quantity of these components on commercially reasonable terms or in a timely manner, sales of our products could be delayed or halted entirely or we may be required to redesign our products. Any of these events could result in lost sales and damage to our end-customer relationships, which would adversely impact our business, financial condition, results of operations and prospects.

Our product development efforts are also dependent upon our continued collaboration with our key merchant silicon vendors such as Broadcom and Intel. As we develop our product roadmap and continue to expand our relationships with these and other merchant silicon vendors, it is critical that we work in tandem with our key merchant silicon vendors to ensure that their silicon includes improved features and that our products take advantage of such improved features. This enables us to focus our research and development resources on our software core competencies and to leverage the investments made by merchant silicon vendors to achieve cost-effective solutions.

If our key merchant silicon vendors do not continue to collaborate in such a fashion, if they do not continue to innovate or if there are delays in the release of their products, our own product launches could be delayed, which could have a material effect on revenue and business, financial condition, results of operations and prospects.

In the event of a shortage or supply interruption from our component suppliers, we may not be able to develop alternate or second sources in a timely manner. Further, long-term supply and maintenance obligations to end customers increase the duration for which specific components are required, which may increase the risk of component shortages or the cost of carrying inventory. In addition, our component suppliers change their selling prices frequently in response to market trends, including industry-wide increases in demand, and because we do not have contracts with these suppliers, we are susceptible to price fluctuations related to raw materials and components. If we are unable to pass component price increases along to our end customers or maintain stable pricing, our gross margins could be adversely affected and our business, financial condition, results of operations and prospects could suffer.

Because we depend on third-party manufacturers to build our products, we are susceptible to manufacturing delays and pricing fluctuations that could prevent us from shipping end-customer orders on time, if at all, or on a cost-effective basis, which may result in the loss of sales and end customers.

We depend on third-party contract manufacturers, primarily Jabil Circuit and Foxconn, as our sole source manufacturers for our product lines. A significant portion of our cost of revenue consists of payments to these third-party contract manufacturers. Our reliance on these third-party contract manufacturers reduces our control over the manufacturing process, quality assurance, product costs and product supply and timing, which exposes us to risk. Any manufacturing disruption by these third-party manufacturers could severely impair our ability to fulfill orders on time, if at all, or on a cost-effective basis.

Our reliance on contract manufacturers also yields the potential for their infringement of third party intellectual property rights in the manufacturing of our products or misappropriation of our intellectual property rights in the manufacturing of other customers’ products. If we are unable to manage our relationships with our third-party contract manufacturers effectively, or if these third-party manufacturers suffer delays or disruptions for any reason, experience increased manufacturing lead times, capacity constraints or quality control problems in their manufacturing operations or fail to meet our future requirements for timely delivery, our ability to ship products to our end customers would be severely impaired, and our business, financial condition, results of operations and prospects would be seriously harmed.

Our contract manufacturers typically fulfill our supply requirements on the basis of individual orders. We do not have long-term contracts with our third-party manufacturers that guarantee capacity, the continuation of particular pricing terms or the extension of credit limits. Accordingly, they are not obligated to continue to fulfill our supply requirements, which could result in supply shortages, and the prices we are charged for manufacturing services could be increased on short notice. For example, a competitor could place large orders with the third-party manufacturer, thereby utilizing all or substantially all of such third-party manufacturer’s capacity and leaving the manufacturer little or no capacity to fulfill our individual orders without price increases or delays, or at all. Our contract with one of our contract manufacturers permits it to terminate the agreement for convenience, subject to prior notice requirements. We may not be able to develop alternate or second contract manufacturers in a timely manner. If we are required to change contract manufacturers, our ability to meet our scheduled product deliveries to our end customers could be adversely affected, which could cause the loss of sales to existing or potential end customers, delayed revenue or an increase in our costs which could adversely affect our gross margins. The addition of contract manufacturers or manufacturing locations also would increase the complexity of our supply chain management. Any production interruptions or disruptions for any reason, such as a natural disaster, epidemic, capacity shortages, adverse results from intellectual property litigation or quality problems, at one of our manufacturing partners would adversely affect sales of our product lines manufactured by that manufacturing partner and adversely affect our business, financial condition, results of operations and prospects.

We may become involved in a license dispute with Optumsoft.

In November 2013, we received a letter from Optumsoft in which Optumsoft asserted (i) ownership of certain components of our EOS network operating system pursuant to the terms of a 2004 agreement between the companies and (ii) breaches of certain confidentiality and use restrictions in that agreement. Under the terms of the 2004 agreement, Optumsoft provided us with a non-exclusive, irrevocable, royalty-free license to software delivered by Optumsoft comprising a software tool used to develop certain components of EOS and a runtime library that is incorporated into EOS. The 2004 agreement places certain restrictions on our use and disclosure of the Optumsoft software and gives Optumsoft ownership of improvements, modifications and corrections to, and derivative works of, the Optumsoft software that we develop. In the November 2013 letter, Optumsoft requested that we provide copies of certain components of our software for evaluation by Optumsoft and cease all conduct constituting the alleged confidentiality and use restriction breaches. To date, Optumsoft has not filed any legal action against us, although we cannot assure you that it will not do so in the future. David Cheriton, one of our founders, a member of our board of directors and our largest stockholder (taking into consideration the shares of our capital stock held by the 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010), is a founder and, we believe, the largest stockholder and a director of Optumsoft.

We intend to vigorously defend against any action brought against us by Optumsoft. However, we cannot be certain that, if litigated, any claims by Optumsoft would be resolved in our favor. For example, if it were determined that Optumsoft owned components of our EOS network operating system, we would be required to transfer ownership of those components and any related intellectual property to Optumsoft. If Optumsoft were the owner of those components, it could make them available to our competitors, such as through a sale or license. In addition, if Optumsoft were to bring actual litigation, it could assert additional or different claims against us, including claims that our license from Optumsoft is invalid. An adverse litigation ruling could result in a significant damages award against us and injunctive relief. In addition, if our license was ruled to have been terminated, and we were not able to negotiate a new license from Optumsoft on reasonable terms, we could be prohibited from selling products that incorporate Optumsoft intellectual property. Any such adverse ruling could materially adversely affect our business, prospects, results of operation and financial condition. Whether or not we prevail in a lawsuit, we expect that any litigation would be expensive, time-consuming and a distraction to management in operating our business.

If we are unable to increase market awareness of our company and our products, our revenue may not continue to grow or may decline.

We have not yet established broad market awareness of our products and services. Market awareness of our value proposition and products and services will be essential to our continued growth and our success, particularly for the service provider and large enterprise markets. If our marketing efforts are unsuccessful in creating market awareness of our company and our products and services, then our business, financial condition, results of operations and prospects will be adversely affected, and we will not be able to achieve sustained growth.

The sales prices of our products and services may decrease, which may reduce our gross profits and adversely affect our results of operations.

The sales prices for our products and services may decline for a variety of reasons, including competitive pricing pressures, discounts, a change in our mix of products and services, anticipation of the introduction of new products and services by us or by our competitors, promotional programs, product and related warranty costs or broader macroeconomic factors. In addition, we have provided, and may in the future provide, pricing discounts to large end customers, which may result in lower margins for the period in which such sales occur. Our gross margins may also fluctuate as a result of the timing of such sales to large end customers.

We have experienced declines in sales prices for our products, including our 10 Gigabit Ethernet modular and fixed switches. Competition continues to increase in the market segments in which we participate, and we expect competition to further increase in the future, thereby leading to increased pricing pressures. Larger competitors with more diverse product and service offerings may reduce the price of products and services that compete with ours or may bundle them with other products and services. Additionally, although we price our products worldwide in U.S. dollars, currency fluctuations in certain countries and regions may adversely affect actual prices that partners and end customers are willing to pay in those countries and regions. Furthermore, we anticipate that the sales prices and gross profits for our products will decrease over product life cycles. Decreased sales prices for any reason may reduce our gross profits and adversely affect our result of operations.

Seasonality may cause fluctuations in our revenue and results of operations.

We operate on a December 31 year end and believe that there are significant seasonal factors which may cause product revenue to be greater for the second and fourth quarters of our year than our first and third quarters. We believe that this seasonality results from a number of factors, including the procurement, budgeting and deployment cycles of many of our end customers. Our rapid historical growth may have reduced the impact of seasonal or cyclical factors that might have influenced our business to date. As our increasing size causes our growth rate to slow, seasonal or cyclical variations in our operations may become more pronounced over time and may materially affect our business, financial condition, results of operations and prospects.

If we are unable to hire, retain, train and motivate qualified personnel and senior management, our business, financial condition, results of operations and prospects could suffer.

Our future success depends, in part, on our ability to continue to attract and retain highly skilled personnel, particularly software engineering and sales personnel. Competition for highly skilled personnel is often intense, especially in the San Francisco Bay Area where we have a substantial presence and need for highly skilled personnel. Many of the companies with which we compete for experienced personnel have greater resources than we have to provide more attractive compensation packages and other amenities. Research and development personnel are aggressively recruited by startup and emerging growth companies, which are especially active in many of the technical areas and geographic regions in which we conduct product development. In addition, in making employment decisions, particularly in the high-technology industry, job candidates often consider the value of the stock-based compensation they are to receive in connection with their employment. Declines in the market price of our stock after this offering could adversely affect our ability to attract, motivate or retain key employees. If we are unable to attract or retain qualified personnel, or if there are delays in hiring required personnel, our business, financial condition, results of operations and prospects may be seriously harmed.

Also, to the extent we hire personnel from competitors, we may be subject to allegations that such personnel has been improperly solicited, that such personnel has divulged proprietary or other confidential information or that former employers own certain inventions or other work product. Such claims could result in litigation. Please see “—We may become involved in litigation that may materially adversely affect us.”

Our future performance also depends on the continued services and continuing contributions of our senior management to execute our business plan and to identify and pursue new opportunities and product innovations. Our employment arrangements with our employees do not require that they continue to work for us for any specified period, and therefore, they could terminate their employment with us at any time. The loss of our key personnel, including Jayshree Ullal, our Chief Executive Officer, Andy Bechtolsheim, our Founder and Chief Development Officer, and Kenneth Duda, our Founder, Chief Technology Officer and SVP Software Engineering or other members of our senior management team, sales and marketing team or engineering team, or any difficulty attracting or retaining other highly qualified personnel in the future, could significantly delay or prevent the achievement of our development and strategic objectives, which could adversely affect our business, financial condition, results of operations and prospects.

We are subject to a number of risks associated with the expansion of our international sales and operations.

Our ability to grow our business and our future success will depend to a significant extent on our ability to expand our operations and customer base worldwide. We have a limited history of marketing, selling and supporting our products and services internationally. Operating in a global marketplace, we are subject to risks associated with having an international reach and requirements such as compliance with applicable anticorruption laws.

One such applicable anticorruption law is the U.S. Foreign Corrupt Practices Act, or FCPA, which generally prohibits U.S. companies and its employees and intermediaries from making corrupt payments to foreign officials for the purpose of obtaining or keeping business, securing an advantage and directing business to another, and requires companies to maintain accurate books and records and a system of internal accounting controls. Under the FCPA, U.S. companies may be held liable for the corrupt actions taken by directors, officers, employees, agents, or other strategic or local partners or representatives. As such, if we or our intermediaries fail to comply with the requirements of the FCPA or similar legislation, governmental authorities in the U.S. and elsewhere could seek to impose civil and/or criminal fines and penalties which could have a material adverse effect on our business, results of operations and financial conditions. We are currently in the early stages of implementing an anticorruption compliance program. Failure to comply with anti-corruption and anti-bribery laws, such as the FCPA and the United Kingdom Bribery Act of 2010, or the United Kingdom Bribery Act, and similar laws associated with our activities outside the United States, could subject us to penalties and other adverse consequences. We intend to increase our international sales and business and, as such, the risk of violating laws such as the FCPA and United Kingdom Bribery Act increases.

Additionally, as a result of our international reach, we must hire and train experienced personnel to staff and manage our foreign operations. To the extent that we experience difficulties in recruiting, training, managing and retaining an international staff, and specifically staff related to sales management and sales personnel, we may experience difficulties in sales productivity in foreign markets. We also enter into strategic distributor and reseller relationships with companies in certain international markets where we do not have a local presence. If we are not able to maintain successful strategic distributor relationships internationally or to recruit additional companies to enter into strategic distributor relationships, our future success in these international markets could be limited. Business practices in the international markets that we serve may differ from those in the United States and may require us in the future to include terms other than our standard terms in end-customer contracts, although to date we generally have not done so. To the extent that we may enter into end-customer contracts in the future that include non-standard terms related to payment, warranties or performance obligations, our results of operations may be adversely affected.

Additionally, our international sales and operations are subject to a number of risks, including the following:

•	greater difficulty in enforcing contracts and accounts receivable collection and longer collection periods;

•	increased expenses incurred in establishing and maintaining our international operations;

•	fluctuations in exchange rates between the U.S. dollar and foreign currencies where we do business;

•	greater difficulty and costs in recruiting local experienced personnel;

•	wage inflation in certain growing economies;

•	general economic and political conditions in these foreign markets;

•	economic uncertainty around the world as a result of sovereign debt issues;

•	communication and integration problems resulting from cultural and geographic dispersion;

•	limitations on our ability to access cash resources in our international operations;

•	ability to establish necessary business relationships and to comply with local business requirements;

•	risks associated with trade restrictions and foreign legal requirements, including the importation, certification and localization of our products required in foreign countries;

•	greater risk of unexpected changes in regulatory practices, tariffs and tax laws and treaties;

•	the uncertainty of protection for intellectual property rights in some countries;

•	greater risk of a failure of foreign employees to comply with both U.S. and foreign laws, including antitrust regulations, the FCPA and any trade regulations ensuring fair trade practices; and

•	heightened risk of unfair or corrupt business practices in certain geographies and of improper or fraudulent sales arrangements that may impact financial results and result in restatements of, or irregularities in, financial statements.

These and other factors could harm our ability to gain future international revenue and, consequently, materially affect our business, financial condition, results of operations and prospects. Expanding our existing international operations and entering into additional international markets will require significant management attention and financial commitments. Our failure to successfully manage our international operations and the associated risks effectively could limit our future growth or materially adversely affect our business, financial condition, results of operations and prospects.

Our ability to sell our products is highly dependent on the quality of our support and services offerings, and our failure to offer high-quality support and services could have a material adverse effect on our business, financial condition, results of operations and prospects.

Once our products are deployed within our end customers’ networks, our end customers depend on our support organization and our channel partners to resolve any issues relating to our products. High-quality support is critical for the successful marketing and sale of our products. If we or our channel partners do not assist our end customers in deploying our products effectively, do not succeed in helping our end customers resolve post-deployment issues quickly or do not provide adequate ongoing support, it could adversely affect our ability to sell our products to existing end customers and could harm our reputation with potential end customers. In addition, as we expand our operations internationally, our support organization will face additional challenges, including those associated with delivering support, training and documentation in languages other than English. Our failure or the failure of our channel partners to maintain high-quality support and services could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may become involved in litigation that may materially adversely affect us.

From time to time, we may become involved in various legal proceedings relating to matters incidental to the ordinary course of our business, including patent, commercial, product liability, employment, class action, whistleblower and other litigation and claims, and governmental and other regulatory investigations and proceedings. Such matters can be time-consuming, divert management’s attention and resources, cause us to incur significant expenses or liability and/or require us to change our business practices. Because of the potential risks, expenses and uncertainties of litigation, we may, from time to time, settle disputes, even where we have meritorious claims or defenses, by agreeing to settlement agreements. Because litigation is inherently unpredictable, we cannot assure you that the results of any of these actions will not have a material adverse effect on our business, financial condition, results of operations and prospects.

Adverse economic conditions or reduced information technology and network infrastructure spending may adversely affect our business, financial condition, results of operations and prospects.

Our business depends on the overall demand for information technology, network connectivity and access to data and applications. Weak domestic or global economic conditions, fear or anticipation of such conditions or a reduction in information technology and network infrastructure spending even if economic conditions improve, could adversely affect our business, financial condition, results of operations and prospects in a number of ways, including longer sales cycles, lower prices for our products and services, higher default rates among our distributors, reduced unit sales and lower or no growth. For example, the ongoing debt concerns in many countries in Europe have caused, and are likely to continue to cause, uncertainty and instability in local economies and in global financial markets, particularly if any future sovereign debt defaults or significant bank failures or defaults occur. Market uncertainty and instability in Europe could intensify or spread further, particularly if ongoing stabilization efforts prove insufficient. Concerns have been raised as to the financial, political and legal ineffectiveness of measures taken to date. Continuing or worsening economic instability in Europe and elsewhere could adversely affect spending for IT, network infrastructure, systems and tools. Continued turmoil in the geopolitical environment in many parts of the world may also affect the overall demand for our products. Although we do not believe that our business, financial condition, results of operations and prospects have been significantly adversely affected by economic and political uncertainty in Europe and other countries, deterioration of such conditions may harm our business, financial condition, results of operations and prospects in the future. A prolonged period of economic uncertainty or a downturn may also significantly affect financing markets, the availability of capital and the terms and conditions of financing arrangements, including the overall cost of financing as well as the financial health or creditworthiness of our end customers. Circumstances may arise in which we need, or desire, to raise additional capital, and such capital may not be available on commercially reasonable terms, or at all.

Assertions by third parties of infringement or other violations by us of their intellectual property rights, or other lawsuits asserted against us, could result in significant costs and substantially harm our business, financial condition, results of operations and prospects.

Patent and other intellectual property disputes are common in the network infrastructure industry and have resulted in protracted and expensive litigation for many companies. Many companies in the network infrastructure industry, including our competitors and other third parties, own large numbers of patents, copyrights, trademarks and trade secrets, which they may use to assert claims of patent infringement, misappropriation or other violations of intellectual property rights against us. They may also assert such claims against our end customers or channel partners whom we typically indemnify against claims that our products infringe, misappropriate or otherwise violate the intellectual property rights of third parties. As the number of products and competitors in our market increases and overlaps occur, claims of infringement, misappropriation and other violations of intellectual property rights may increase. Any claim of infringement, misappropriation or other violations of intellectual property rights by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, distract our management from our business and require us to cease use of such intellectual property.

The patent portfolios of most of our competitors are larger than ours. This disparity may increase the risk that our competitors may sue us for patent infringement and may limit our ability to counterclaim for patent infringement or settle through patent cross-licenses. In addition, future assertions of patent rights by third parties, and any resulting litigation, may involve patent holding companies or other adverse patent owners who have no relevant product revenue and against whom our own patents may therefore provide little or no deterrence or protection. We cannot assure you that we are not infringing or otherwise violating any third-party intellectual property rights.

The third-party asserters of intellectual property claims may be unreasonable in their demands, or may simply refuse to settle, which could lead to expensive settlement payments, prolonged periods of litigation and related expenses, additional burdens on employees or other resources, distraction from our business, supply stoppages and lost sales.

An adverse outcome of a dispute may require us to pay substantial damages including treble damages if we are found to have willfully infringed a third party’s patents; cease making, licensing or using solutions that are alleged to infringe or misappropriate the intellectual property of others; expend additional development resources to attempt to redesign our products or services or otherwise to develop non-infringing technology, which may not be successful; enter into potentially unfavorable royalty or license agreements in order to obtain the right to use necessary technologies or intellectual property rights; and indemnify our partners and other third parties. Any damages or royalty obligations we may become subject to as a result of an adverse outcome, and any third-party indemnity we may need to provide, could harm our business, financial condition, results of operations and prospects. Royalty or licensing agreements, if required or desirable, may be unavailable on terms acceptable to us, or at all, and may require significant royalty payments and other expenditures. Further, there is little or no information publicly available concerning market or fair values for license fees, which can lead to overpayment of license or settlement fees. In addition, some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. Suppliers subject to third-party intellectual property claims also may choose or be forced to discontinue or alter their arrangements with us, with little or no advance notice to us. Any of these events could seriously harm our business, financial condition, results of operations and prospects.

Our standard sales contracts contain indemnification provisions requiring us to defend our end customers against third-party claims, including against infringement of certain intellectual property rights, that could expose us to losses which could seriously harm our business, financial conditions, results of operations and prospects.

Under the indemnification provisions of our standard sales contracts, we agree to defend our end customers against third-party claims asserting infringement of certain intellectual property rights, which may include patents, copyrights, trademarks or trade secrets, and to pay judgments entered on such claims. Our exposure under these indemnification provisions is generally limited to the total amount paid by our end customer under the agreement. However, certain agreements include indemnification provisions that could potentially expose us to losses in excess of the amount received under the agreement. Any of these events, including claims for indemnification, could seriously harm our business, financial condition, results of operations and prospects.

If we are unable to protect our intellectual property rights, our competitive position could be harmed or we could be required to incur significant expenses to enforce our rights.

We depend on our ability to protect our proprietary technology. We rely on trade secret, patent, copyright and trademark laws and confidentiality agreements with employees and third parties, all of which offer only limited protection. We have not registered our trademarks in all geographic markets. Failure to secure those registrations could adversely affect our ability to enforce and defend our trademark rights and result in indemnification claims. Further, any claim of infringement by a third party, even those claims without merit, could cause us to incur substantial costs defending against such claim, could divert management attention from our business and could require us to cease use of such intellectual property in certain geographic markets.

Despite our efforts, the steps we have taken to protect our proprietary rights may not be adequate to preclude misappropriation of our proprietary information or infringement of our intellectual property rights, and our ability to police such misappropriation or infringement is uncertain, particularly in countries outside of the United States. Further, with respect to patent rights, we do not know whether any of our pending patent applications will result in the issuance of patents or whether the examination process will require us to narrow our claims. To the extent that additional patents are issued from our patent applications, which is not certain, they may be contested, circumvented or invalidated in the future. Moreover, the rights granted under any issued patents may not provide us with proprietary protection or competitive advantages, and, as with any technology, competitors may be able to develop similar or superior technologies to our own now or in the future. In addition, we rely on confidentiality or license agreements with third parties in connection with their use of our products and technology. There is no guarantee that such parties will abide by the terms of such agreements or that we will be able to adequately enforce our rights, in part because we rely on “shrink-wrap” licenses in some instances.

Detecting and protecting against the unauthorized use of our products, technology and proprietary rights is expensive, difficult and, in some cases, impossible. Litigation may be necessary in the future to enforce or defend our intellectual property rights, to protect our trade secrets or to determine the validity and scope of the proprietary rights of others. Such litigation could result in substantial costs and diversion of management resources, either of which could harm our business, financial condition, results of operations and prospects, and there is no guarantee that we would be successful. Furthermore, many of our current and potential competitors have the ability to dedicate substantially greater resources to protecting their technology or intellectual property rights than we do. Accordingly, despite our efforts, we may not be able to prevent third parties from infringing upon or misappropriating our intellectual property, which could result in a substantial loss of our market share.

We rely on the availability of licenses to third-party software and other intellectual property.

Many of our products and services include software or other intellectual property licensed from third parties, and we otherwise use software and other intellectual property licensed from third parties in our business. This exposes us to risks over which we may have little or no control. For example, a licensor may have difficulties keeping up with technological changes or may stop supporting the software or other intellectual property that it licenses to us. Also, it will be necessary in the future to renew licenses, expand the scope of existing licenses or seek new licenses, relating to various aspects of these products and services or otherwise relating to our business, which may result in increased license fees. These licenses may not be available on acceptable terms, if at all. In addition, a third party may assert that we or our end customers are in breach of the terms of a license, which could, among other things, give such third party the right to terminate a license or seek damages from us, or both. The inability to obtain or maintain certain licenses or other rights or to obtain or maintain such licenses or rights on favorable terms, or the need to engage in litigation regarding these matters, could result in delays in releases of products and services and could otherwise disrupt our business, until equivalent technology can be identified, licensed or developed, if at all, and integrated into our products and services or otherwise in the conduct of our business. Moreover, the inclusion in our products and services of software or other intellectual property licensed from third parties on a nonexclusive basis may limit our ability to differentiate our products from those of our competitors. Any of these events could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products contain third-party open source software components, and failure to comply with the terms of the underlying open source software licenses could restrict our ability to sell our products.

Our products contain software modules licensed to us by third-party authors under “open source” licenses. Use and distribution of open source software may entail greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties or other contractual protections regarding infringement claims or the quality of the code. Some open source licenses contain requirements that we make available source code for modifications or derivative works we create based upon the type of open source software that we use. If we combine our software with open source software in a certain manner, we could, under certain open source licenses, be required to release portions of the source code of our software to the public. This would allow our competitors to create similar products with lower development effort and time and ultimately could result in a loss of product sales for us.

Although we monitor our use of open source software to avoid subjecting our products to conditions we do not intend, the terms of many open source licenses have not been interpreted by U.S. courts, and these licenses could be construed in a way that could impose unanticipated conditions or restrictions on our ability to commercialize our products. Moreover, we cannot assure you that our processes for controlling our use of open source software in our products will be effective. If we are held to have breached the terms of an open source software license, we could be required to seek licenses from third parties to continue offering our products on terms that are not economically feasible, to re-engineer our products, to discontinue the sale of our products if re-engineering could not be accomplished on a timely basis or to make generally available, in source code form, our proprietary code, any of which could adversely affect our business, financial condition, results of operations and prospects.

Sales of our 7000 Series of switches generate most of our product revenue, and if we are unable to continue to grow sales of these products, our business, financial condition, results of operations and prospects will suffer.

Historically, we have derived substantially all of our product revenue from sales of our 7000 Series of switches, and we expect to continue to do so for the foreseeable future. A decline in the price of these products and related services, or our inability to increase sales of these products, would harm our business, financial condition, results of operations and prospects more seriously than if we derived significant revenue from a larger variety of product lines and services. Our future financial performance will also depend upon successfully developing and selling next-generation versions of our 7000 Series of switches. If we fail to deliver new products, new features, or new releases that end customers want and that allow us to maintain leadership in what will continue to be a competitive market environment, our business, financial condition, results of operations and prospects will be harmed.

We expect our gross margins to vary over time and to be adversely affected by numerous factors.

We expect our gross margins to vary over time and to be affected by numerous factors, including:

•	changes in end-customer or product mix, including mix of configurations within each product group;

•	introduction of new products, including products with price-performance advantages;

•	our ability to reduce production costs;

•	entry into new markets or growth in lower margin markets;

•	entry in markets with different pricing and cost structures;

•	pricing discounts;

•	increases in material, labor or other manufacturing-related costs, which could be significant especially during periods of supply constraints;

•	excess inventory and inventory holding charges;

•	obsolescence charges;

•	changes in shipment volume;

•	the timing of revenue recognition and revenue deferrals;

•	increased cost, loss of cost savings or dilution of savings due to changes in component pricing or charges incurred due to inventory holding periods if parts ordering does not correctly anticipate product demand or if the financial health of either contract manufacturers or suppliers deteriorates;

•	lower than expected benefits from value engineering;

•	increased price competition;

•	changes in distribution channels;

•	increased warranty costs; and

•	how well we execute our strategy and operating plans.

Our sales cycles can be long and unpredictable, and our sales efforts require considerable time and expense. As a result, our sales and revenue are difficult to predict and may vary substantially from period to period, which may cause our results of operations to fluctuate significantly.

The timing of our sales and revenue recognition is difficult to predict because of the length and unpredictability of our products’ sales cycles. A sales cycle is the period between initial contact with a prospective end customer and any sale of our products. End-customer orders often involve the purchase of multiple products. These orders are complex and difficult to complete because prospective end customers generally consider a number of factors over an extended period of time before committing to purchase the products and solutions we sell. End customers, especially in the case of our large end customers, often view the purchase of our products as a significant and strategic decision and require considerable time to evaluate, test and qualify our products prior to making a purchase decision and placing an order. The length of time that end customers devote to their evaluation, contract negotiation and budgeting processes varies significantly. Our products’ sales cycles can be lengthy in certain cases, especially with respect to our prospective large end customers. During the sales cycle, we expend significant time and money on sales and marketing activities and make investments in evaluation equipment, all of which lower our operating margins, particularly if no sale occurs. Even if an end customer decides to purchase our products, there are many factors affecting the timing of our recognition of revenue, which makes our revenue difficult to forecast. For example, there may be unexpected delays in an end customer’s internal procurement processes, particularly for some of our larger end customers for which our products represent a very small percentage of their total procurement activity. There are many other factors specific to end customers that contribute to the timing of their purchases and the variability of our revenue recognition, including the strategic importance of a particular project to an end customer, budgetary constraints and changes in their personnel.

Even after an end customer makes a purchase, there may be circumstances or terms relating to the purchase that delay our ability to recognize revenue from that purchase. For example, the sale of our products may be subject to acceptance testing. In addition, the significance and timing of our product enhancements, and the introduction of new products by our competitors, may also affect end customers’ purchases. For all of these reasons, it is difficult to predict whether a sale will be completed, the particular period in which a sale will be completed or the period in which revenue from a sale will be recognized. If our sales cycles lengthen, our revenue could be lower than expected, which would have an adverse effect on our business, financial condition, results of operations and prospects.

Our business depends on end customers renewing their maintenance and support contracts. Any decline in maintenance renewals could harm our future business, financial condition, results of operations and prospects.

We typically sell our products with maintenance and support as part of the initial purchase, and a portion of our annual revenue comes from renewals of maintenance and support contracts. Our end customers have no obligation to renew their maintenance and support contracts after the expiration of the initial period, and they may elect not to renew their maintenance and support contracts, to renew their maintenance and support contracts at lower prices through alternative channel partners or to reduce the product quantity under their maintenance and support contracts, thereby reducing our future revenue from maintenance and support contracts. If our end customers, especially our large end customers, do not renew their maintenance and support contracts or if they renew them on terms that are less favorable to us, our revenue may decline and our business, financial condition, results of operations and prospects will suffer.

Industry consolidation may lead to increased competition and may harm our business, financial condition, results of operations and prospects.

Most of our competitors have made acquisitions and/or have entered into or extended partnerships or other strategic relationships to offer more comprehensive product lines, including cloud networking solutions. For example, in the last few years alone Dell acquired Force10, IBM acquired Blade Network Technology, Hewlett Packard acquired 3Com, Brocade acquired Foundry Networks, Juniper acquired Contrail and VMware acquired Nicira. Moreover, large system vendors are increasingly seeking to deliver top-to-bottom cloud networking solutions to end customers that combine cloud-focused hardware and software solutions to provide an alternative to our products.

We expect this trend to continue as companies attempt to strengthen their market positions in an evolving industry and as companies are acquired or are unable to continue operations. Companies that are strategic alliance partners in some areas of our business may acquire or form alliances with our competitors, thereby reducing their business with us. Industry consolidation may result in stronger competitors that are better able to compete with us, including any competitors that seek to become sole-source vendors for end customers. This could lead to more variability in our results of operations and could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our business is subject to the risks of warranty claims, product returns, product liability and product defects.

Real or perceived errors, failures or bugs in our products could result in claims by end customers for losses that they sustain. If end customers make these types of claims, we may be required, or may choose, for end-customer relations or other reasons, to expend additional resources in order to address the problem. We may also be required to repair or replace such products or provide a refund for the purchase price for such products. Liability provisions in our standard terms and conditions of sale, and those of our resellers and distributors, may not be enforceable under some circumstances or may not fully or effectively protect us from end-customer claims and related liabilities and costs, including indemnification obligations under our agreements with end customers, resellers and distributors. The sale and support of our products also entail the risk of product liability claims. We maintain insurance to protect against certain types of claims associated with the use of our products, but our insurance coverage may not adequately cover any such claims. In addition, even claims that ultimately are unsuccessful could result in expenditures of funds in connection with litigation and divert management’s time and other resources.

For example, in 2012, we and one of our major end customers determined that one model of our switches sold to them during 2011 and 2012 did not fully support a certain protocol feature. We reached an agreement with our end customer that we would replace defective linecards with linecards incorporating next-generation switch chips, which corrected the protocol issue. We recorded an accrued warranty liability in our accompanying balance sheet and cost of revenue in the accompanying consolidated income statement for the years ended December 31, 2011 and 2012 of $0.7 million and $1.5 million, for the estimated costs of these replacement programs. In addition, we accrued $0.1 million for general accrued warranty liabilities during the year ended December 31, 2011. For the periods ended December 31, 2011 and 2012 and September 30, 2013, our provisions for warranty expense were $1.9 million, $3.4 million and $4.2 million, respectively. Further, as a result of reliability issues in particular component batches, certain products have, in the past, failed at higher than expected rates, and no assurances can be given that such failures won’t occur in the future. In such cases, we proactively replace the affected products and record a specific warranty reserve.

In addition to our own direct sales force, we rely on distributors, systems integrators and value-added resellers to sell our products, and our failure to effectively develop, manage or prevent disruptions to our distribution channels and the processes and procedures that support them could cause a reduction in the number of end customers of our products.

Our future success is highly dependent upon maintaining our relationships with distributors, systems integrators and value-added resellers and establishing additional sales channel relationships. We anticipate that sales of our products to a limited number of channel partners will continue to account for a material portion of our total product revenue for the foreseeable future. We provide our channel partners with specific training and programs to assist them in selling our products, but these steps may not be effective. In addition, our channel partners may be unsuccessful in marketing, selling and supporting our products and services. If we are unable to develop and maintain effective sales incentive programs for our channel partners, we may not be able to incentivize these partners to sell our products to end customers. These partners may have incentives to promote our competitors’ products to the detriment of our own or may cease selling our products altogether. One of our channel partners could elect to consolidate or enter into a strategic partnership with one of our competitors, which could reduce or eliminate our future opportunities with that channel partner. Our agreements with our channel partners may generally be terminated for any reason by either party with advance notice. We may be unable to retain these channel partners or secure additional or replacement channel partners. The loss of one or more of our significant channel partners requires extensive training, and any new or expanded relationship with a channel partner may take several months or more to achieve productivity.

Where we rely on the channel partners for sales of our products, we may have little or no contact with the ultimate users of our products that purchase through such channel partners, thereby making it more difficult for us to establish brand awareness, ensure proper delivery and installation of our products, service ongoing end-customer requirements, estimate end-customer demand and respond to evolving end-customer needs. In addition, our channel partner sales structure could subject us to lawsuits, potential liability and reputational harm if, for example, any of our channel partners misrepresent the functionality of our products or services to end customers or violate laws or our corporate policies. If we fail to effectively manage our existing sales channels, or if our channel partners are unsuccessful in fulfilling the orders for our products, if we are unable to enter into arrangements with, and retain a sufficient number of, high-quality channel partners in each of the regions in which we sell products and keep them motivated to sell our products, our ability to sell our products and our business, financial condition, results of operations and prospects will be harmed.

An increasing portion of our revenue is generated by sales to government entities, which are subject to a number of challenges and risks.

We anticipate increasing our sales efforts to U.S. and foreign, federal, state and local governmental end customers in the future. Sales to government entities are subject to a number of risks. Selling to government entities can be highly competitive, expensive and time consuming, often requiring significant upfront time and expense without any assurance that these efforts will generate a sale. The substantial majority of our sales to date to government entities have been made indirectly through our channel partners. Government certification requirements for products like ours may change and, in doing so, restrict our ability to sell into the government sector until we have attained revised certifications. Government demand and payment for our products and services may be affected by public sector budgetary cycles and funding authorizations, with funding reductions or delays adversely affecting public sector demand for our products and services. Government entities may have statutory, contractual or other legal rights to terminate contracts with our distributors and resellers for convenience or due to a default, and any such termination may adversely impact our future business, financial condition, results of operations and prospects. Selling to government entities may also require us to comply with various regulations that are not applicable to sales to non-government entities, including regulations that may relate to pricing and other matters. Complying with such regulations may also require us to put in place controls and procedures to monitor compliance with the applicable regulations that may be costly. Failure to comply with any such regulations could adversely affect our business, prospects, results of operations and financial condition. Governments routinely investigate and audit government contractors’ administrative processes, and any unfavorable audit could result in the government ceasing to buy our products and services, a reduction of revenue, fines or civil or criminal liability if the audit uncovers improper or illegal activities, any of which could materially adversely affect our business, financial condition, results of operations and prospects. The U.S. government may require certain products that it purchases to be manufactured in the United States and other relatively high-cost manufacturing locations, and we may not manufacture all products in locations that meet these requirements. Any of these and other circumstances could have a material adverse effect on our business, financial condition, results of operations and prospects.

Our products must interoperate with operating systems, software applications and hardware that is developed by others, and if we are unable to devote the necessary resources to ensure that our products interoperate with such software and hardware, we may lose or fail to increase market share and experience a weakening demand for our products.

Generally, our products comprise only a part of the data center and must interoperate with our end customers’ existing infrastructure, specifically their networks, servers, software and operating systems, which may be manufactured by a wide variety of vendors and original equipment manufacturers, or OEMs. Our products must comply with established industry standards in order to interoperate with the servers, storage, software and other networking equipment in the data center such that all systems function efficiently together. We depend on the vendors of servers and systems in a data center to support prevailing industry standards. Often, these vendors are significantly larger and more influential in driving industry standards than we are. Also, some industry standards may not be widely adopted or implemented uniformly, and competing standards may emerge that may be preferred by our end customers.

In addition, when new or updated versions of these software operating systems or applications are introduced, we must sometimes develop updated versions of our software so that our products will interoperate properly. We may not accomplish these development efforts quickly, cost-effectively or at all. These development efforts require capital investment and the devotion of engineering resources. If we fail to maintain compatibility with these systems and applications, our end customers may not be able to adequately utilize our products, and we may lose or fail to increase market share and experience a weakening in demand for our products, among other consequences, which would adversely affect our business, financial condition, results of operations and prospects.

We are subject to governmental export and import controls that could impair our ability to compete in international markets or subject us to liability if we violate these controls.

Our products may be subject to U.S. export controls and because we incorporate encryption technology into certain of our products, certain of our products may be exported outside the U.S. only with the required export license or through an export license exception. If we were to fail to comply with U.S. export control laws, U.S. customs regulations, U.S. economic sanctions or other applicable laws, we could be subject to substantial civil penalties, including fines and the possible loss of export privileges and criminal penalties for knowing or willful violations, including incarceration for culpable employees and managers. Obtaining the necessary export license or other authorization for a particular sale may be time-consuming and may result in the delay or loss of sales opportunities. Furthermore, U.S. export control and economic sanctions laws prohibit the shipment of certain products, technology, software and services to U.S. embargoed countries and sanctioned governments, entities, and persons. Even though we take precautions to ensure that our channel partners comply with all relevant regulations, any failure by our channel partners to comply with such regulations could have negative consequences, including reputational harm, government investigations and penalties.

In addition, various countries regulate the import of certain encryption technology, including through import permit and license requirements, and have enacted laws that could limit our ability to distribute our products or could limit our end customers’ ability to implement our products in those countries. Any change in export or import regulations, economic sanctions or related legislation, shift in the enforcement or scope of existing regulations or change in the countries, governments, persons or technologies targeted by such regulations could result in decreased use of our products by, or in our decreased ability to export or sell our products to, existing or potential end customers with international operations or create delays in the introduction of our products into international markets. Any decreased use of our products or limitation on our ability to export or sell our products could adversely affect our business, financial condition, results of operations and prospects.

Failure to comply with governmental laws and regulations could harm our business, financial condition, results of operations and prospects.

Our business is subject to regulation by various federal, state, local and foreign governmental agencies, including agencies responsible for monitoring and enforcing employment and labor laws, workplace safety, product safety, environmental laws, consumer protection laws, anti-bribery laws, import/export controls, federal securities laws and tax laws and regulations. In certain jurisdictions, these regulatory requirements may be more stringent than those in the United States. Noncompliance with applicable government regulations or requirements could subject us to investigations, sanctions, mandatory product recalls, enforcement actions, disgorgement of profits, fines, damages, civil and criminal penalties or injunctions. If any governmental sanctions are imposed, or if we do not prevail in any possible civil or criminal litigation, our business, financial condition, results of operations and prospects could be materially adversely affected. In addition, responding to any action will likely result in a significant diversion of management’s attention and resources and an increase in professional fees. Enforcement actions and sanctions could harm our business, financial condition, results of operations and prospects.

We may acquire other businesses which could require significant management attention, disrupt our business, dilute stockholder value and adversely affect our business, financial condition, results of operations and prospects.

As part of our business strategy, we may make investments in complementary companies, products or technologies. However, we have not made any significant acquisitions to date, and as a result, our ability as an organization to acquire and integrate other companies, products or technologies in a successful manner is unproven. We may not be able to find suitable acquisition candidates, and we may not be able to complete such acquisitions on favorable terms, if at all. If we do complete acquisitions, we may not ultimately strengthen our competitive position or achieve our goals, and any acquisitions we complete could be viewed negatively by our end customers, investors and securities analysts. In addition, if we are unsuccessful at integrating such acquisitions or retaining key talent from those acquisitions, or the technologies associated with such acquisitions, into our company, the business, financial condition, results of operations and prospects of the combined company could be adversely affected. Any integration process may require significant time and resources, and we may not be able to manage the process successfully. We may not successfully evaluate or utilize the acquired technology or personnel or accurately forecast the financial effects of an acquisition transaction, including accounting charges. We may have to pay cash, incur debt or issue equity securities to pay for any such acquisition, each of which could adversely affect our financial condition or the market price of our common stock. The sale of equity or issuance of debt to finance any such acquisitions could result in dilution to our stockholders. The incurrence of indebtedness would result in increased fixed obligations and could also include covenants or other restrictions that would impede our ability to manage our operations.

If we needed to raise additional capital to expand our operations and invest in new products, our failure to do so on favorable terms could reduce our ability to compete and could harm our business, financial condition, results of operations and prospects.

We expect that our existing cash and cash equivalents, together with our net proceeds from this offering, will be sufficient to meet our anticipated cash needs for the foreseeable future. If we did need to raise additional funds to expand our operations and invest in new products, we may not be able to obtain additional debt or equity financing on favorable terms, if at all. If we raise additional equity financing, our stockholders may experience significant dilution of their ownership interests, and the market price of our common stock could decline. Furthermore, if we engage in debt financing, the holders of such debt would have priority over the holders of common stock, and we may be required to accept terms that restrict our ability to incur additional indebtedness or impose other restrictions on our business. We may also be required to take other actions that would otherwise be in the interests of the debt holders, including maintaining specified liquidity or other ratios, any of which could harm our business, financial condition, results of operations and prospects. If we need additional capital and cannot raise it on acceptable terms, if at all, we may not be able to, among other things:

•	evolve or enhance our products and services;

•	continue to expand our sales and marketing and research and development organizations;

•	acquire complementary technologies, products or businesses;

•	expand operations, in the United States or internationally;

•	hire, train and retain employees; or

•	respond to competitive pressures or unanticipated working capital requirements.

Our failure to do any of these things could seriously harm our business, financial condition, results of operations and prospects.

If our estimates or judgments relating to our critical accounting policies are based on assumptions that change or prove to be incorrect, our results of operations could fall below expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States, or GAAP, requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimates on historical experience and on various other assumptions that we believe to be reasonable under the circumstances, as described in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, revenue and expenses that are not readily apparent from other sources. Significant assumptions and estimates used in preparing our consolidated financial statements include those related to revenue recognition, stock-based compensation, contract manufacturing liabilities and income taxes. If our assumptions change or if actual circumstances differ from those in our assumptions, our results of operations may be adversely affected and may fall below the expectations of securities analysts and investors, resulting in a decline in the market price of our common stock.

We are exposed to the credit risk of our channel partners and some of our end customers, which could result in material losses.

Most of our sales are on an open credit basis, with standard payment terms of 30 days in the United States and, because of local customs or conditions, longer in some markets outside the United States. We monitor individual end-customer payment capability in granting such open credit arrangements, seek to limit such open credit to amounts we believe the end customers can pay and maintain reserves we believe are adequate to cover exposure for doubtful accounts. We are unable to recognize revenue from shipments until the collection of those amounts becomes reasonably assured. Any significant delay or default in the collection of significant accounts receivable could result in an increased need for us to obtain working capital from other sources, possibly on worse terms than we could have negotiated if we had established such working capital resources prior to such delays or defaults. Any significant default could adversely affect our results of operations and delay our ability to recognize revenue.

A material portion of our sales is derived through our distributors, systems integrators and value-added resellers. Some of our distributors, systems integrators and value-added resellers may experience financial difficulties, which could adversely affect our collection of accounts receivable. Distributors tend to have more limited financial resources than other systems integrators, value-added resellers and end customers. Distributors represent potential sources of increased credit risk because they may be less likely to have the reserve resources required to meet payment obligations. Our exposure to credit risks of our channel partners may increase if our channel partners and their end customers are adversely affected by global or regional economic conditions. One or more of these channel partners could delay payments or default on credit extended to them, either of which could materially adversely affect our business, financial condition, results of operations and prospects.

If we or our partners fail to comply with environmental requirements, our business, financial condition, results of operations, prospects and reputation could be adversely affected.

We and our partners, including our contract manufacturers, are subject to various local, state, federal and international environmental laws and regulations, including laws governing the hazardous material content of our products and laws relating to the collection, recycling and disposal of electrical and electronic equipment. Examples of these laws and regulations include the European Union, or EU, Restrictions on the use of Hazardous Substances Directive, or RoHS Directive, and the EU Waste Electrical and Electronic Equipment Directive, or WEEE Directive, as well as the implementing legislation of the EU member states. Similar laws and regulations have been passed or are pending in China, South Korea, Norway and Japan and may be enacted in other regions, including in the United States, and we or our partners, including our contract manufacturers, are, or may in the future be, subject to these laws and regulations.

The EU RoHS Directive and the similar laws of other jurisdictions limit the content of certain hazardous materials such as lead, mercury and cadmium in the manufacture of electrical equipment, including our products. Our products currently comply with the RoHS Directive; however, if there are future changes to this directive, we may be required to re-engineer our products to use components compatible with these regulations. This re-engineering and component substitution could result in additional costs to us or disrupt our operations or logistics.

We are also subject to environmental laws and regulations governing the management and disposal of hazardous materials and wastes. Our failure, or the failure of our partners, including our contract manufacturers, to comply with past, present and future environmental laws could result in fines, penalties, third-party claims, reduced sales of our products, substantial product inventory write-offs and reputational damage, any of which could harm our business, financial condition, results of operations and prospects. We also expect that our business will be affected by new environmental laws and regulations on an ongoing basis applicable to us and our partners, including our contract manufacturers. To date, our expenditures for environmental compliance have not had a material effect on our results of operations or cash flows. Although we cannot predict the future effect of such laws or regulations, they will likely result in additional costs or require us to change the content or manufacturing of our products, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We are exposed to fluctuations in currency exchange rates, which could adversely affect our business, financial condition, results of operations and prospects.

Our sales contracts are primarily denominated in U.S. dollars, and therefore substantially all of our revenue is not subject to foreign currency risk. However, a strengthening U.S. dollar could increase the real cost of our products to our end customers outside of the United States, which could adversely affect our business, financial condition, results of operations and prospects. In addition, a decrease in the value of the U.S. dollar relative to foreign currencies could increase our product and operating costs in foreign locations. Further, an increasing portion of our operating expenses is incurred outside the United States, is denominated in foreign currencies and is subject to fluctuations due to changes in foreign currency exchange rates. If we are not able to successfully hedge against the risks associated with the currency fluctuations, our business, financial condition, results of operations and prospects could be adversely affected.

Our business is subject to the risks of earthquakes, fire, power outages, floods and other catastrophic events and to interruption by manmade problems such as terrorism.

Our corporate headquarters and the operations of our key manufacturing vendors, logistics providers and partners, as well as many of our customers, are located in areas exposed to risks of natural disasters such as earthquakes and tsunamis, including the San Francisco Bay area, Japan and Taiwan. A significant natural disaster, such as an earthquake, tsunami, fire or a flood, or other catastrophic event such as a disease outbreak, could have a material adverse effect on our or their business, which could in turn materially affect our financial condition, results of operations and prospects. For example, in the event our service providers’ information technology systems or manufacturing or logistics abilities are hindered by any of the events discussed above, shipments could be delayed, which could result in missed financial targets, such as revenue and shipment targets, for a particular quarter. Further, if a natural disaster occurs in a region from which we derive a significant portion of our revenue, end customers in that region may delay or forego purchases of our products, which may materially and adversely affect our business, financial condition, results of operations and prospects. In addition, acts of terrorism could cause disruptions in our business or the business of our manufacturer, logistics providers, partners or end customers or the economy as a whole. Given our typical concentration of sales at each quarter end, any disruption in the business of our manufacturer, logistics providers, partners or end customers that affects sales at the end of our quarter could have a particularly significant adverse effect on our quarterly results. All of the aforementioned risks may be augmented if our disaster recovery plans and those of our manufacturers, logistics providers or partners prove to be inadequate. To the extent that any of the above results in delays or cancellations of end-customer orders, or delays in the manufacture, deployment or shipment of our products, our business, financial condition, results of operations and prospects would be adversely affected.

Breaches of our cybersecurity systems could degrade our ability to conduct our business operations and deliver products and services to our customers, delay our ability to recognize revenue, compromise the integrity of our software products, result in significant data losses and the theft of our intellectual property, damage our reputation, expose us to liability to third parties and require us to incur significant additional costs to maintain the security of our networks and data.

We increasingly depend upon our IT systems to conduct virtually all of our business operations, ranging from our internal operations and product development activities to our marketing and sales efforts and communications with our customers and business partners. Computer programmers may attempt to penetrate our network security, or that of our website, and misappropriate our proprietary information or cause interruptions of our service. Because the techniques used by such computer programmers to access or sabotage networks change frequently and may not be recognized until launched against a target, we may be unable to anticipate these techniques. In addition, sophisticated hardware and operating system software and applications that we produce or procure from third parties may contain defects in design or manufacture, including “bugs” and other problems that could unexpectedly interfere with the operation of the system. We have also outsourced a number of our business functions to third-party contractor, including our manufacturers and logistics providers, and our business operations also depend, in part, on the success of our contractors’ own cybersecurity measures.

Similarly, we rely upon distributors, resellers and system integrators to sell our products and our sales operations depend, in part, on the reliability of their cybersecurity measures. Additionally, we depend upon our employees to appropriately handle confidential data and deploy our IT resources in safe and secure fashion that does not expose our network systems to security breaches and the loss of data. Accordingly, if our cybersecurity systems and those of our contractors fail to protect against unauthorized access, sophisticated cyberattacks and the mishandling of data by our employees and contractors, our ability to conduct our business effectively could be damaged in a number of ways, including:

•	sensitive data regarding our business, including intellectual property and other proprietary data, could be stolen;

•	our electronic communications systems, including email and other methods, could be disrupted, and our ability to conduct our business operations could be seriously damaged until such systems can be restored;

•	our ability to process customer orders and electronically deliver products and services could be degraded, and our distribution channels could be disrupted, resulting in delays in revenue recognition;

•	defects and security vulnerabilities could be introduced into our software, thereby damaging the reputation and perceived reliability and security of our products and potentially making the data systems of our customers vulnerable to further data loss and cyberincidents; and

•	personally identifiable data of our customers, employees and business partners could be compromised.

Should any of the above events occur, we could be subject to significant claims for liability from our customers and regulatory actions from governmental agencies. In addition, our ability to protect our intellectual property rights could be compromised and our reputation and competitive position could be significantly harmed. Also, the regulatory and contractual actions, litigations, investigations, fines, penalties and liabilities relating to data breaches that result in losses of personally identifiable or credit card information of users of our services can be significant in terms of fines and reputational impact and necessitate changes to our business operations that may be disruptive to us. Additionally, we could incur significant costs in order to upgrade our cybersecurity systems and remediate damages. Consequently, our financial performance and results of operations could be adversely affected.

We believe our long-term value as a company will be greater if we focus primarily on growth instead of profitability.

Our business strategy is to focus primarily on our long-term growth. As a result, our profitability in any given period may be lower than it would be if our strategy was to maximize short-term profitability. Expenditures on research and development, sales and marketing, infrastructure and other such investments may not ultimately grow our business, prospects or cause long term profitability. For example, in order to support our strong growth, we have accelerated our investment in infrastructure, such as enterprise resource planning software and other technologies to improve the efficiency of our operations. As a result, we expect our levels of operating profit could decline in the short to medium term. If we are ultimately unable to achieve profitability at the level anticipated by analysts and our stockholders, the market price of our common stock may decline.

We may not generate positive returns on our research and development investments.

Developing our products is expensive, and the investment in product development may involve a long payback cycle. In 2011 and 2012 and for the nine months ended September 30, 2013, our research and development expenses were $26.4 million, or approximately 19% of our revenue, $55.2 million, or approximately 29% of our revenue, and $67.2 million, or approximately 27% of our revenue, respectively. We expect to continue to invest heavily in software development in order to expand the capabilities of our cloud networking platform, introduce new products and features and build upon our technology leadership. We believe one of our greatest strengths lies in the speed of our product development efforts. By investing in research and development, we believe we will be well positioned to continue our rapid growth and take advantage of our large market opportunity. We expect that our results of operations will be impacted by the timing and size of these investments. These investments may take several years to generate positive returns, if ever.

We provide access to our software and other selected source code to certain partners, which creates additional risk that our competitors could develop products that are similar to or better than ours.

Our success and ability to compete depend substantially upon our internally developed technology, which is incorporated in the source code for our products. We seek to protect the source code, design code, documentation and other information relating to our software, under trade secret, patent and copyright laws. However, we have chosen to provide access to selected source code of our software to several of our partners for co-development, as well as for open application programming interfaces, or APIs, formats and protocols. Though we generally control access to our source code and other intellectual property and enter into confidentiality or license agreements with such partners as well as with our employees and consultants, this combination of procedural and contractual safeguards may be insufficient to protect our trade secrets and other rights to our technology. Our protective measures may be inadequate, especially because we may not be able to prevent our partners, employees or consultants from violating any agreements or licenses we may have in place or abusing their access granted to our source code. Improper disclosure or use of our source code could help competitors develop products similar to or better than ours.

Changes in our provision for income taxes or our effective tax rate, the enactment of new tax laws or changes in the application of existing tax laws of various jurisdictions or adverse outcomes resulting from examination of our income tax returns could adversely affect our results.

Our provision for income taxes is subject to volatility and could be adversely affected by several factors, many of which are outside of our control, including earnings that are lower than anticipated in countries that have lower tax rates and higher than anticipated in countries that have higher tax rates; our ability to generate and use tax attributes; changes in the valuation of our deferred tax assets and liabilities; expiration of or lapses in the R&D tax credit laws; transfer pricing adjustments, including the effect of acquisitions on our inter-company R&D cost sharing arrangement and legal structure; tax effects of nondeductible compensation, including certain stock-based compensation; tax costs related to inter-company realignments; changes in accounting principles; adverse tax consequences, including imposition of withholding or other taxes on payments by subsidiaries or customers; a change in our decision to indefinitely reinvest foreign earnings or changes in tax laws and regulations, including possible U.S. changes to the taxation of earnings of our foreign subsidiaries, the deductibility of expenses attributable to foreign income or the foreign tax credit rules.

Significant judgment is required to evaluate our tax positions and determine our provision for income taxes. The accounting guidance for uncertainty in income taxes applies to all income tax positions, including the potential recovery of previously paid taxes, which if settled unfavorably could adversely affect our provision for income taxes or additional paid-in capital. In addition, tax laws are dynamic and subject to change as new laws are passed and new interpretations of the law are issued or applied. Recent changes to U.S. tax laws, including limitations on the ability of taxpayers to claim and utilize foreign tax credits and the deferral of certain tax deductions until earnings outside of the United States are repatriated to the United States, as well as changes to U.S. tax laws that may be enacted in the future, could impact the tax treatment of our foreign earnings, as well as cash and cash equivalent balances we currently maintain outside of the United States.

Further, we are subject to the continuous examination of our income tax returns by the Internal Revenue Service and other tax authorities. Audits by the Internal Revenue Service or other tax authorities are subject to inherent uncertainties and could result in unfavorable outcomes, including potential fines or penalties. As we operate in numerous taxing jurisdictions, the application of tax laws can be subject to diverging and sometimes conflicting interpretations by tax authorities of these jurisdictions. The expense of defending and resolving such an audit may be significant. The amount of time to resolve an audit is also unpredictable and may divert management’s attention from our business operations. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. We cannot assure you that fluctuations in our provision for income taxes or our effective tax rate, the enactment of new tax laws or changes in the application or interpretation of existing tax laws or adverse outcomes resulting from examination of our tax returns by tax authorities will not have an adverse effect on our business, financial condition, results of operations and prospects.

If we do not effectively expand and train our direct sales force, we may be unable to add new end customers or increase sales to our existing end customers, and our business will be adversely affected.

We depend on our direct sales force to obtain new end customers and increase sales with existing end customers. As such, we have invested and will continue to invest substantially in our sales organization. In recent periods, we have been adding personnel and other resources to our sales function as we focus on growing our business, entering new markets and increasing our market share, and we expect to incur significant additional expenses in expanding our sales personnel in order to achieve revenue growth. There is significant competition for sales personnel with the skills and technical knowledge that we require. Our ability to achieve significant revenue growth will depend, in large part, on our success in recruiting, training, retaining and integrating sufficient numbers of sales personnel to support our growth, particularly in international markets. New hires require significant training and may take significant time before they achieve full productivity. Our recent hires and planned hires may not become productive as quickly as we expect, and we may be unable to hire, retain or integrate into our corporate culture sufficient numbers of qualified individuals in the markets where we do business or plan to do business. In addition, because we continue to grow rapidly, a large percentage of our sales force is new to our company. If we are unable to hire, integrate and train a sufficient number of effective sales personnel, or the sales personnel we hire are not successful in obtaining new end customers or increasing sales to our existing end-customer base, our business, financial condition, results of operations and prospects will be adversely affected.

New regulations related to conflict minerals may cause us to incur additional expenses and could limit the supply and increase the costs of certain metals used in the manufacturing of our products.

As a public company, we will be subject to new requirements under the Dodd-Frank Wall Street Reform and Consumer Protection Act of 2010, or the Dodd-Frank Act, that will require us to diligence, disclose and report whether or not our products contain conflict minerals. The implementation of these new requirements could adversely affect the sourcing, availability and pricing of the materials used in the manufacture of components used in our products. In addition, we will incur additional costs to comply with these disclosure requirements, including costs related to conducting diligence procedures and, if applicable, potential changes to products, processes or sources of supply as a consequence of such verification activities. We may also face reputational harm if we determine that certain of our products contain minerals not determined to be conflict-free or if we are unable to alter our products, processes or sources of supply to avoid such materials.

Risks Related to this Offering, the Securities Markets and Ownership of Our Common Stock

The market price of our common stock may be volatile, and the value of your investment could decline.

Technology stocks have historically experienced high levels of volatility. The market price of our common stock following this offering may fluctuate substantially. Following the completion of this offering, the market price of our common stock may be higher or lower than the price you pay in the offering, depending on many factors, some of which are beyond our control and may not be related to our operating performance. These fluctuations could cause you to lose all or part of your investment in our common stock. Factors that could cause fluctuations in the market price of our common stock include the following:

•	actual or anticipated announcements of new products, services or technologies, commercial relationships, acquisitions or other events by us or our competitors;

•	price and volume fluctuations in the overall stock market from time to time;

•	significant volatility in the market price and trading volume of technology companies in general and of companies in the IT security industry in particular;

•	fluctuations in the trading volume of our shares or the size of our public float;

•	actual or anticipated changes or fluctuations in our results of operations;

•	adverse changes to our relationships with any of our channel partners;

•	manufacturing, supply or distribution shortages;

•	whether our results of operations meet the expectations of securities analysts or investors;

•	actual or anticipated changes in the expectations of investors or securities analysts;

•	litigation involving us, our industry, or both;

•	regulatory developments in the United States, foreign countries or both;

•	general economic conditions and trends;

•	major catastrophic events;

•	sales of large blocks of our common stock; or

•	departures of key personnel.

In addition, if the market for technology stocks or the stock market in general experiences a loss of investor confidence, the market price of our common stock could decline for reasons unrelated to our business, financial condition, results of operations and prospects. The market price of our common stock might also decline in reaction to events that affect other companies in our industry even if these events do not directly affect us. In the past, following periods of volatility in the market price of a company’s securities, securities class action litigation has often been brought against that company. If the market price of our common stock is volatile, we may become the target of securities litigation. Securities litigation could result in substantial costs and divert our management’s attention and resources from our business and prospects. This could have a material adverse effect on our business, financial condition, results of operations and prospects.

Sales of substantial amounts of our common stock in the public markets, or the perception that such sales might occur, could reduce the market price that our common stock might otherwise attain and may dilute your voting power and your ownership interest in us.

Sales of a substantial number of shares of our common stock in the public market after this offering, or the perception that such sales could occur, could adversely affect the market price of our common stock and may make it more difficult for you to sell your common stock at a time and price that you deem appropriate. Based on the total number of outstanding shares of our common stock as of September 30, 2013, upon completion of this offering, we will have            shares of common stock outstanding, assuming no exercise of our outstanding options after September 30, 2013 and no exercise of the underwriters’ overallotment option.

All of the shares of common stock sold in this offering will be freely tradable without restrictions or further registration under the Securities Act of 1933, as amended, or the Securities Act, except for any shares held by our affiliates as defined in Rule 144 under the Securities Act.

Subject to certain exceptions described in the section titled “Underwriters,” we, all of our directors and officers and the holders of substantially all of common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock without the permission of each of Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. on behalf of the underwriters, for a period of 180 days from the date of this prospectus, subject to potential extension in the event we release earnings results or material news or a material event relating to us occurs near the end of the lock-up period. When the lock-up period expires, we and our locked-up securityholders will be able to sell our shares in the public market. In addition, the underwriters may, in their sole discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. See “Shares Eligible for Future Sale” for more information. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to decline or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Based on shares outstanding as of September 30, 2013, upon completion of this offering, holders of up to approximately                  shares, or                 %, of our common stock will have rights, subject to some conditions, to require us to file registration statements covering the sale of their shares or to include their shares in registration statements that we may file for ourselves or other stockholders. We also intend to register the offer and sale of all shares of common stock that we may issue under our equity compensation plans.

We may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investments or otherwise. Any such issuance could result in substantial dilution to our existing stockholders and cause the trading price of our common stock to decline.

Insiders will continue to have substantial control over us after this offering, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our directors, executive officers and each of our stockholders who own greater than 5% of our outstanding common stock and their affiliates (taking into consideration the shares of our capital stock held by the 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010), in the aggregate, will beneficially own approximately     % of the outstanding shares of our common stock after this offering, based on the number of shares outstanding as of September 30, 2013 and after giving effect to the exercise of options. As a result, these stockholders, if acting together, will be able to influence or control matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. They may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also discourage a potential investor from acquiring our common stock due to the limited voting power of such stock or otherwise may have the effect of delaying, preventing or deterring a change of control of our company, could deprive our stockholders of an opportunity to receive a premium for their common stock as part of a sale of our company and might ultimately affect the market price of our common stock.

We cannot assure you that a market will develop for our common stock or what the market price of our common stock will be.

We intend to apply for listing of our common stock on the          under the symbol “ANET.” However, we cannot assure you that an active trading market for our common stock will develop on such exchange or elsewhere or, if developed, that any market will be sustained. The lack of an active market may impair your ability to sell your shares at the time you wish to sell them or at a price that you consider reasonable. An inactive market may also impair our ability to raise capital by selling shares and may impair our ability to acquire other businesses, applications or technologies using our shares as consideration. We cannot predict the prices at which our common stock will trade. The initial public offering price of our common stock was determined by negotiations with the underwriters and may not bear any relationship to the market price at which our common stock will trade after this offering or to any other established criteria of the value of our business and prospects.

We have broad discretion in the use of the net proceeds that we receive in this offering and may use them in ways that may not enhance our results of operations or the market price of our common stock.

The principal purposes of this offering are to raise additional capital, to create a public market for our common stock and to facilitate our future access to the public equity markets. We have not yet determined the specific allocation of the net proceeds that we receive in this offering. Rather, we intend to use the net proceeds that we receive in this offering for working capital and general corporate purposes, including expansion of our sales and marketing organization, further development and expansion of our product offerings and possible acquisitions of, or investments in, businesses, technologies or other assets. Accordingly, our management will have broad discretion over the specific use of the net proceeds that we receive in this offering and might not be able to obtain a significant return, if any, on investment of these net proceeds. Investors in this offering will need to rely upon the judgment of our management with respect to the use of proceeds. If we do not use the net proceeds that we receive in this offering effectively, our business, financial condition, results of operations and prospects could be harmed, and the market price of our common stock could decline.

We do not intend to pay dividends for the foreseeable future.

We have never declared nor paid any dividends on our common stock. We intend to retain any earnings to finance the operation and expansion of our business and prospects, and we do not anticipate paying any cash dividends in the future. As a result, you may only receive a return on your investment in our common stock if the market price of our common stock increases.

The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting and corporate governance requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act, the listing requirements of the              and other applicable securities rules and regulations, including the Sarbanes-Oxley Act and the Dodd-Frank Act. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, particularly after we are no longer an “emerging growth company” as defined in the JOBS Act. Among other things, the Exchange Act requires that we file annual, quarterly and current reports with respect to our business and results of operations and maintain effective disclosure controls and procedures and internal control over financial reporting. In order to improve our disclosure controls and procedures and internal control over financial reporting to meet this standard, significant resources and management oversight may be required. As a result, management’s attention may be diverted from other business concerns, which could harm our business, financial condition, results of operations and prospects. Although we have already hired additional employees to help comply with these requirements, we may need to further expand our legal and finance departments in the future, which will increase our costs and expenses.

In addition, changing laws, regulations, and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time consuming. These laws, regulations and standards are subject to varying interpretations, in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We intend to invest resources to comply with evolving laws, regulations, and standards, and this investment may result in increased general and administrative expense and a diversion of management’s time and attention from revenue-generating activities to compliance activities. If our efforts to comply with new laws, regulations and standards differ from the activities intended by regulatory or governing bodies, regulatory authorities may initiate legal proceedings against us and our business and prospects may be harmed. As a result of disclosure of information in the filings required of a public company and in this prospectus, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors and other third parties. If such claims are successful, our business, financial condition, results of operations and prospects could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business, financial condition, results of operations and prospects.

We also expect that being a public company and these new rules and regulations will make it more expensive for us to obtain director and officer liability insurance, and we may be required to accept reduced coverage or incur substantially higher costs to obtain coverage. These factors could also make it more difficult for us to attract and retain qualified executive officers and members of our board of directors, particularly to serve on our Audit Committee and Compensation Committee.

In addition, as a result of our disclosure obligations as a public company, we will have reduced strategic flexibility and will be under pressure to focus on short-term results, which may adversely affect our ability to achieve long-term profitability.

We are an “emerging growth company,” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

For so long as we remain an “emerging growth company” as defined in the JOBS Act, we may take advantage of certain exemptions from various requirements that are applicable to public companies that are not “emerging growth companies,” including reduced disclosure obligations regarding executive compensation in our registration statements, periodic reports and proxy statements and exemptions from the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, the requirements of holding a nonbinding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. We may take advantage of these exemptions until we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest to occur of: (i) the first fiscal year following the fifth anniversary of our initial public offering; (ii) the first fiscal year after our annual gross revenue is $1 billion or more; (iii) the date on which we have, during the previous three-year period, issued more than $1 billion in non-convertible debt securities; or (iv) as of the end of any fiscal year in which the market price of our common stock held by non-affiliates exceeded $700 million as of the end of the second quarter of that fiscal year.

In addition, Section 107 of the JOBS Act also provides that an “emerging growth company” may take advantage of an extended transition period for complying with new or revised accounting standards. However, we have chosen to “opt out” of such extended transition period, and as a result, we will comply with new or revised accounting standards on the relevant dates on which adoption of such standards is required for non-emerging growth companies. Our decision to opt out of the extended transition period for complying with new or revised accounting standards is irrevocable.

Because the initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our outstanding common stock following this offering, new investors will experience immediate and substantial dilution.

The initial public offering price of our common stock will be substantially higher than the pro forma net tangible book value per share of our common stock immediately following this offering based on the total value of our tangible assets less our total liabilities. Therefore, if you purchase shares of our common stock in this offering, you will experience immediate dilution of $         per share, the difference between the price per share you pay (based on the mid-point of the price range on the cover of this prospectus) for our common stock and the pro forma net tangible book value per share of our common stock as of September, 2013, after giving effect to the issuance of shares of our common stock in this offering. Furthermore, if the underwriters exercise their over-allotment option, if outstanding options and warrants are exercised, if we issue awards to our employees under our equity incentive plans, or if we otherwise issue additional shares of our common stock, you could experience further dilution. See “Dilution” below.

If securities or industry analysts do not publish research or reports about our business, or publish inaccurate or unfavorable research reports about our business or prospects, the market price of our common stock and trading volume could decline.

The trading market for our common stock, to some extent, depends on the research and reports that securities or industry analysts publish about us or our business or prospects. We do not have any control over these analysts. If one or more of the analysts who cover us should downgrade our shares or change their opinion of our shares, the market price of our common stock would likely decline. If one or more of these analysts should cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which could cause the market price of our common stock or trading volume to decline.

Our charter documents and Delaware law could discourage takeover attempts and lead to management entrenchment.

Our amended and restated certificate of incorporation and amended and restated bylaws that will be in effect upon completion of this offering contain provisions that could delay or prevent a change in control of our company. These provisions could also make it difficult for stockholders to elect directors that are not nominated by the current members of our board of directors or take other corporate actions, including effecting changes in our management. These provisions include:

•	a classified board of directors with three-year staggered terms, which could delay the ability of stockholders to change the membership of a majority of our board of directors;

•	the ability of our board of directors to issue shares of preferred stock and to determine the price and other terms of those shares, including preferences and voting rights, without stockholder approval, which could be used to significantly dilute the ownership of a hostile acquirer;

•	the exclusive right of our board of directors to elect a director to fill a vacancy created by the expansion of our board of directors or the resignation, death or removal of a director, which prevents stockholders from being able to fill vacancies on our board of directors;

•	a prohibition on stockholder action by written consent, which forces stockholder action to be taken at an annual or special meeting of our stockholders;

•	the requirement that a special meeting of stockholders may be called only by the chairman of our board of directors, our president, our secretary or a majority vote of our board of directors, which could delay the ability of our stockholders to force consideration of a proposal or to take action, including the removal of directors;

•	the requirement for the affirmative vote of holders of at least 66 2⁄3% of the voting power of all of the then outstanding shares of the voting stock, voting together as a single class, to amend the provisions of our amended and restated certificate of incorporation relating to the issuance of preferred stock and management of our business or our amended and restated bylaws, which may inhibit the ability of an acquirer to effect such amendments to facilitate an unsolicited takeover attempt;

•	the ability of our board of directors, by majority vote, to amend the bylaws, which may allow our board of directors to take additional actions to prevent an unsolicited takeover and inhibit the ability of an acquirer to amend the bylaws to facilitate an unsolicited takeover attempt; and

•	advance notice procedures with which stockholders must comply to nominate candidates to our board of directors or to propose matters to be acted upon at a stockholders’ meeting, which may discourage or deter a potential acquirer from conducting a solicitation of proxies to elect the acquirer’s own slate of directors or otherwise attempting to obtain control of us.

In addition, as a Delaware corporation, we are subject to Section 203 of the Delaware General Corporation Law. These provisions may prohibit large stockholders, in particular those owning 15% or more of our outstanding voting stock, from merging or combining with us for a certain period of time.

The issuance of additional stock in connection with financings, acquisitions, investments, our stock incentive plans or otherwise will dilute all other stockholders.

Our certificate of incorporation authorizes us to issue up to 1,000,000,000 shares of common stock and up to 100,000,000 shares of preferred stock with such rights and preferences as may be determined by our board of directors. Subject to compliance with applicable rules and regulations, we may issue our shares of common stock or securities convertible into our common stock from time to time in connection with a financing, acquisition, investment, our stock incentive plans or otherwise. We may from time to time issue additional shares of common stock at a discount from the then market price of our common stock. Any issuance of stock could result in substantial dilution to our existing stockholders and cause the market price of our common stock to decline.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus, including the sections entitled “Prospectus Summary,” “Risk Factors,” “Use of Proceeds,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “Business” and “Compensation Discussion and Analysis,” contains forward-looking statements. The words “believe,” “may,” “will,” “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “predict,” “expect” and similar expressions that convey uncertainty of future events or outcomes are intended to identify forward-looking statements.

These forward-looking statements include, but are not limited to, statements concerning the following:

•	our ability to maintain an adequate rate of revenue growth and our future financial performance, including our expectations regarding our cost of revenue, gross profit or gross margin and operating expenses;

•	our business plan and our ability to effectively manage our growth;

•	costs associated with defending intellectual property infringement and other claims;

•	our ability to attract and retain end customers;

•	our ability to further penetrate our existing customer base;

•	our ability to displace existing products in established markets;

•	our ability to expand our leadership position in the network switch industry, including the areas of mobility, virtualization, cloud computing and cloud networks;

•	our ability to timely and effectively scale and adapt our existing technology;

•	our ability to successfully anticipate technological shifts and market needs, innovate new products and bring them to market in a timely manner;

•	our ability to expand internationally;

•	the effects of increased competition in our market and our ability to compete effectively;

•	the effects of seasonal and cyclical trends on our results of operations;

•	our expectations concerning relationships with third parties;

•	the attraction and retention of qualified employees and key personnel;

•	our ability to maintain, protect and enhance our brand and intellectual property;

•	economic and industry trends;

•	estimates and estimate methodologies used in preparing our financial statements and determining option exercise prices;

•	future trading prices of our common stock; and

•	future acquisitions of or investments in complementary companies, products, services or technologies.

These forward-looking statements are subject to a number of risks, uncertainties and assumptions, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. Moreover, we operate in a very competitive and rapidly changing environment, and new risks emerge from time to time. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. In light of these risks, uncertainties and assumptions, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially and adversely from those anticipated or implied in the forward-looking statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that the future results, levels of activity, performance or events and circumstances reflected in the forward-looking statements will be achieved or occur. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of the forward-looking statements. We undertake no obligation to update publicly any forward-looking statements for any reason after the date of this prospectus to conform these statements to actual results or to changes in our expectations, except as required by law.

You should read this prospectus and the documents that we reference in this prospectus and have filed with the SEC as exhibits to the registration statement of which this prospectus is a part with the understanding that our actual future results, levels of activity, performance and events and circumstances may be materially different from what we expect.

MARKET AND INDUSTRY DATA

Unless otherwise indicated, information contained in this prospectus concerning our industry and the markets in which we operate, including our general expectations and market position, market opportunity and market size, is based on information from various sources, including Crehan Research, Inc. or Crehan Research, on assumptions that we have made that are based on those data and other similar sources and on our knowledge of the markets for our products and services. This information involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. While we believe the market position, market opportunity and market size information included in this prospectus is generally reliable, such information is inherently imprecise. In addition, projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate is necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in the section titled “Risk Factors” and elsewhere in this prospectus. These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

USE OF PROCEEDS

We estimate that the net proceeds from our sale of                 shares of common stock in this offering at an assumed initial public offering price of $         per share, the mid-point of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, will be approximately $         million, or $         million if the underwriters’ over-allotment option is exercised in full. Each $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by $         million, assuming the number of shares offered by us, as reflected on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us. We do not expect that a change in the offering price by these amounts would have a material effect on our intended uses of the net proceeds from this offering, although it may impact the amount of time prior to which we may need to seek additional capital.

The principal purposes of this offering are to increase our capitalization and financial flexibility, to create a public market for our stock and thereby enable access to the public equity markets by our employees and stockholders, to obtain additional capital and to increase our visibility in the marketplace. As of the date of this prospectus, we have no specific plans for the use of the net proceeds we receive from this offering. We intend to use the net proceeds we receive from this offering for general corporate purposes, including working capital, sales and marketing activities, product development, general and administrative matters and capital expenditures, although we do not currently have any specific or preliminary plans with respect to the use of proceeds for such purposes. We also may use a portion of the net proceeds to acquire complementary businesses, products, services or technologies. However, we do not have agreements or commitments for any specific acquisitions at this time. We will have broad discretion over the uses of the net proceeds of this offering. Pending these uses, we intend to invest the net proceeds from this offering in short-term, investment-grade interest-bearing securities such as money market accounts, certificates of deposit, commercial paper and guaranteed obligations of the U.S. government as well as equity investment in marketable securities.

DIVIDEND POLICY

We have never declared or paid cash dividends on our common stock. We currently intend to retain all available funds and any future earnings for use in the operation of our business and do not anticipate paying any dividends on our common stock in the foreseeable future. Any future determination to declare dividends will be made at the discretion of our board of directors and will depend on our financial condition, results of operations, capital requirements, general business conditions and other factors that our board of directors may deem relevant.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and capitalization as of September 30, 2013 on:

•	an actual basis;

•	a pro forma basis, giving effect to the automatic conversion of all outstanding shares of our convertible preferred stock into 24,000,000 shares of common stock and the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws as of immediately prior to the completion of this offering, as if such conversions had occurred and our amended and restated certificate of incorporation had become effective on September 30, 2013; and

•	a pro forma as adjusted basis, giving effect to the pro forma adjustments, the conversion of our subordinated convertible promissory notes into shares of common stock (assuming conversion of the notes at the common stock price per share of $ , which is the mid-point of the price range on the cover of this prospectus), and the sale of shares of common stock by us in this offering, based on an assumed initial public offering price of $ per share, the mid-point of the price range reflected on the cover page of this prospectus, after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The pro forma as adjusted information set forth in the table below is illustrative only and will be adjusted based on the actual initial public offering price and other terms of this offering determined at pricing.

You should read this table together with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our audited and unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	September 30, 2013
	Actual	Pro Forma	Pro Forma as Adjusted(1)
	(in thousands, except share and per- share data)
Cash and cash equivalents	$120,020	$120,020	$

Convertible notes payable to related parties and related accrued interest, net of discount	$28,786	$28,786	$
Convertible notes payable to third parties and related accrued interest, net of discount	85,658	85,658
Stockholders’ equity:
Preferred stock, par value $0.0001; no shares authorized, issued and outstanding, actual; 100,000,000 shares authorized, no shares issued and outstanding, pro forma and pro forma as adjusted	—	—
Convertible preferred stock, $0.0001 par value; 24,000,000 shares authorized, issued and outstanding, actual; no shares authorized, issued and outstanding, pro forma and pro forma as adjusted	5,992	—
Common stock, $0.0001 par value; 176,000,000 authorized, 31,532,045 issued and outstanding, actual; 1,000,000,000 authorized, 55,532,045 issued and outstanding, pro forma; 1,000,000,000 shares authorized, shares issued and outstanding, pro forma as adjusted	3	6
Additional paid-in capital	22,826	28,815
Accumulated other comprehensive income	44	44
Accumulated deficit	26,915	26,915

Total stockholders’ equity	55,780	55,780

Total capitalization	$170,224	$170,224	$

(1)	Each $1.00 increase (decrease) in the assumed initial public offering price of $ per share, the mid-point of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma as adjusted cash and cash equivalents, additional paid-in capital, total stockholders’ equity and total capitalization by approximately $ million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

The number of shares of our common stock to be outstanding after this offering is based on 55,532,045 shares of our common stock outstanding as of September 30, 2013 and excludes:

•	10,543,749 shares of common stock issuable upon the exercise of: (i) 10,534,479 options outstanding with a weighted-average exercise price of $5.71 per share; and (ii) stock purchase rights for 9,000 shares outstanding with a weighted-average exercise price of $5.80 per share as of September 30, 2013;

•	1,807,450 shares of common stock issuable upon the exercise of options granted after September 30, 2013 with a weighted-average exercise price of $17.67 per share; and

•	shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 10,039,524 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan (which amount includes 10,000,000 shares reserved for issuance under the 2011 Stock Incentive Plan in October 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (ii) shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (iii) shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon completion of this offering; and (iv) shares of common stock that become available under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

DILUTION

If you invest in our common stock, your interest will be diluted to the extent of the difference between the amount per share paid by purchasers of shares of common stock in this initial public offering and the pro forma as adjusted net tangible book value per share of common stock immediately after this offering.

As of September 30, 2013, our pro forma net tangible book value was approximately $55.8 million, or $1.00 per share of common stock. Our pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities and divided by the total number of shares of our common stock outstanding as of September 30, 2013, assuming the conversion of all outstanding shares of our convertible preferred stock.

After giving effect to our sale in this offering of                 shares of our common stock, at an assumed initial public offering price of $         per share, the mid-point of the price range reflected on the cover page of this prospectus, after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and assuming the conversion of our subordinated convertible promissory notes into                 shares of common stock based upon $         per share, the mid-point of the price range on the cover of this prospectus, our pro forma net tangible book value as of September 30, 2013 would have been approximately $         million, or $         per share of our common stock. This represents an immediate increase in pro forma net tangible book value of $         per share to our existing stockholders and an immediate dilution of $         per share to holders of our subordinated convertible promissory notes and investors purchasing shares of common stock in this offering.

The following table illustrates this dilution:

Assumed initial public offering price per share		$
Pro forma net tangible book value per share as of September 30, 2013	$1.00
Increase per share attributable to the conversion of our subordinated convertible promissory notes
Increase per share attributable to this offering

Pro forma net tangible book value, as adjusted to give effect to conversion of our subordinated convertible promissory notes and this offering		$

Dilution in pro forma net tangible book value per share to holders of our subordinated convertible promissory notes and new investors in this offering		$

The dilution information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the price range reflected on the cover page of this prospectus, would increase (decrease) our pro forma net tangible book value, as adjusted to give effect to this offering and the conversion of our subordinated convertible promissory notes, by $         per share, would increase (decrease) the increase (decrease) attributable to this offering by $         per share and would increase (decrease) the dilution in pro forma as adjusted net tangible book value per share to holders of our subordinated convertible promissory notes and investors in this offering by $         per share, assuming the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma net tangible book value per share of our common stock after giving effect to this offering would be $         per share, and the immediate dilution in net tangible book value per share to holders of our subordinated convertible promissory notes and investors in this offering would be $         per share.

The following table summarizes, on a pro forma as adjusted basis as of September 30, 2013 after giving effect to (i) the automatic conversion of all of our convertible preferred stock into common stock and the effectiveness of our amended and restated certificate of incorporation and amended and restated bylaws and (ii) the conversion of our subordinated convertible promissory notes into common stock (assuming conversion of the notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus) and this offering on an assumed initial public offering price of $             per share, the mid-point of the price range reflected on the cover page of this prospectus, the difference between existing stockholders and holders of our subordinated convertible promissory notes and new investors with respect to the number of shares of common stock, purchased from us, the total consideration paid to us, and the average price per share paid, before deducting estimated underwriting discounts and commissions and estimated offering expenses:

	Shares Purchased			Total Consideration			Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders			%	$		%	$
Holders of our subordinated convertible promissory notes and new public investors

Total		100.0%		$	100.0%

The information discussed above is illustrative only and will change based on the actual initial public offering price and other terms of this offering determined at pricing. Each $1.00 increase (decrease) in the assumed initial public offering price of $         per share, the mid-point of the price range reflected on the cover page of this prospectus, would increase (decrease) total consideration paid by holders of our subordinated convertible promissory notes and new investors and total consideration paid by all stockholders by approximately $         million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the estimated underwriting discounts and commissions and estimated offering expenses payable by us.

To the extent that any outstanding options are exercised, investors will experience further dilution. In addition, we may choose to raise additional capital in the future due to market conditions or strategic considerations even if we believe we have sufficient funds for our current or future operating plans. To the extent that we raise additional capital through the sale of equity or convertible debt securities, the issuance of these securities could result in further dilution to our stockholders.

Except as otherwise indicated, the above discussion and tables assume no exercise of the underwriters’ over-allotment option. If the underwriters exercise their over-allotment option in full, our existing stockholders would own      % and holders of our subordinated convertible promissory notes and our new investors would own      % of the total number of shares of our common stock outstanding upon the completion of this offering.

The number of shares of our common stock to be outstanding after this offering is based on 55,532,045 shares of our common stock outstanding as of September 30, 2013 and excludes:

•	10,543,749 shares of common stock issuable upon the exercise of: (i) 10,534,749 options outstanding with a weighted-average exercise price of $5.71 per share; and (ii) stock purchase rights for 9,000 shares of common stock with a weighted-average exercise price of $5.80 per share outstanding as of September 30, 2013;

•	1,807,450 shares of common stock issuable upon the exercise of options granted after September 30, 2013 with a weighted-average exercise price of $17.67 per share; and

•

                shares of common stock reserved for future issuance under our stock-based compensation plans, consisting of (i) 10,039,524 shares of common stock reserved for future issuance under our 2011 Equity Incentive Plan (which amount includes 10,000,000 shares reserved for issuance under the 2011

Stock Incentive Plan in October 2013), which shares will be added to the shares to be reserved under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (ii)                 shares of common stock reserved for future issuance under our 2014 Equity Incentive Plan, which will become effective upon completion of this offering; (iii)                 shares of common stock reserved for future issuance under our 2014 Employee Stock Purchase Plan, which will become effective upon completion of this offering; and (iv)                 shares of common stock that become available under our 2014 Equity Incentive Plan and 2014 Employee Stock Purchase Plan, pursuant to provisions thereof that automatically increase the share reserves under the plans each year, as more fully described in “Executive Compensation—Employee Benefit and Stock Plans.”

SELECTED CONSOLIDATED FINANCIAL DATA

The following selected consolidated financial data should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes included elsewhere in this prospectus. We derived the selected consolidated statements of operations data for the years ended December 31, 2011 and 2012 and the consolidated balance sheet data as of December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We derived the unaudited selected consolidated statements of operations data for the nine months ended September 30, 2012 and 2013 and the unaudited consolidated balance sheet data as of September 30, 2013 from our unaudited consolidated financial statements included elsewhere in this prospectus. The unaudited consolidated financial statements were prepared on the same basis as the audited consolidated financial statements contained in this prospectus and include, in the opinion of management, all adjustments necessary for a fair presentation of the financial information set forth in those statements. Our historical results presented below are not necessarily indicative of financial results to be achieved in future periods, and our interim results are not necessarily indicative of results that should be expected for a full year or for any other period.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except share and per share data)
Consolidated Statements of Operations Data:
Revenue	$139,848	$193,408	$136,067	$246,458
Cost of revenue(1)	43,366	62,806	45,262	87,176

Gross profit	96,482	130,602	90,805	159,282
Operating expenses(1):
Research and development	26,408	55,155	36,607	67,235
Sales and marketing	19,450	28,603	19,770	37,703
General and administrative	6,224	8,501	5,570	12,484

Total operating expenses	52,082	92,259	61,947	117,422

Income from operations	44,400	38,343	28,858	41,860
Other income (expense), net:
Interest expense	(6,417)	(7,057)	(5,292)	(5,320)
Interest and other income (expense), net	(357)	134	89	(123)

Total other income (expense), net	(6,774)	(6,923)	(5,203)	(5,443)

Income before provision for income taxes	37,626	31,420	23,655	36,417
Provision for income taxes	3,591	11,112	8,586	8,965

Net income	$34,035	$20,308	$15,069	$27,452

Net income attributable to common stockholders(2):
Basic	$13,789	$9,145	$6,700	$13,257

Diluted	$13,854	$9,180	$6,707	$13,817

Net income per share attributable to common stockholders(2):
Basic	$0.65	$0.37	$0.28	$0.49

Diluted	$0.65	$0.37	$0.27	$0.47

Weighted-average shares used in computing net income per share attributable to common stockholders(2):
Basic	21,175,788	24,711,453	24,348,464	26,927,111

Diluted	21,345,641	24,901,005	24,417,761	29,240,851

Pro forma net income per share attributable to common stockholders(2):
Basic		$0.38		$0.50

Diluted		$0.38		$0.48

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders (unaudited)(2):
Basic		48,711,453		50,927,111

Diluted		48,901,005		53,240,851

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands)
Cost of revenue	$94	$270	$187	$257
Research and development	992	2,590	1,794	3,449
Sales and marketing	554	1,078	741	1,859
General and administrative	334	765	538	834

Total stock-based compensation	$1,974	$4,703	$3,260	$6,399

(2)	See Notes 1 and 10 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the calculations of our basic and diluted net income per share attributable to common stockholders and our basic and diluted pro forma net income per share attributable to common stockholders.

	As of December 31,		As of September 30, 2013
	2011	2012
	(in thousands)
Consolidated Balance Sheet Data:
Cash and cash equivalents	$70,725	$88,655	$120,020
Working capital	98,282	129,767	167,432
Total assets	127,642	219,127	337,831
Total indebtedness(1)	102,068	134,377	157,659
Total deferred revenue	11,326	24,777	47,321
Total stockholders’ equity (deficit)	(8,194)	17,869	55,780

(1)	Total indebtedness includes our subordinated convertible promissory notes payable to related parties, subordinated convertible promissory notes payable to third parties, accrued interest payable on the notes and our lease financing obligations.

Non-GAAP Financial Measures

We use the financial measures set forth below, which are non-GAAP financial measures, to help us analyze our financial results, establish budgets and operational goals for managing our business and evaluate our performance. We also believe that the presentation of these non-GAAP financial measures in this prospectus provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except percentages)
Non-GAAP gross profit	$96,576	$130,872	$90,992	$159,539
Non-GAAP gross margin	69%	68%	67%	65%
Non-GAAP income from operations	$46,374	$43,046	$32,118	$48,259
Non-GAAP operating margin	33%	22%	24%	20%
Adjusted EBITDA	$47,667	$44,825	$33,342	$50,764
Adjusted EBITDA margin	34%	23%	25%	21%

Non-GAAP gross profit and margin. We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation, which is a non-cash charge. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue. We have presented non-GAAP gross profit and margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry.

Non-GAAP income from operations and operating margin. We define non-GAAP income from operations as income from operations as reported on our consolidated statements of operations, excluding the impact of stock-based compensation. We define non-GAAP operating margin as non-GAAP income from operations divided by revenue. We have presented non-GAAP income from operations and operating margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry.

Adjusted EBITDA and adjusted EBITDA margin. We define adjusted EBITDA as our net income excluding: (i) stock-based compensation; (ii) interest expense; (iii) other income (expense), net, which primarily includes foreign exchange gains and losses; (iv) depreciation and amortization; and (v) our provision for income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue. Depreciation includes depreciation expense associated with our leased building in Santa Clara, California. See Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the accounting for our build-to-suit lease. We have presented adjusted EBITDA and adjusted EBITDA margin because they are key measures used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance.

Reconciliation of Non-GAAP Financial Measures

Our non-GAAP measures have limitations as analytical tools and you should not consider them in isolation or as a substitute for an analysis of our results under GAAP. There are a number of limitations related to the use of these non-GAAP financial measures versus their nearest GAAP equivalents. First, non-GAAP gross profit and gross margin and income from operations and operating margin are not substitutes for gross profit, gross margin, income from operations and operating margin. Second, other companies may calculate non-GAAP financial measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of our non-GAAP financial measures as tools for comparison. Finally, adjusted EBITDA and adjusted EBITDA margin exclude some costs, namely, non-cash stock-based compensation, interest expense and provision for income taxes, which are recurring. Therefore, adjusted EBITDA and adjusted EBITDA margin do not reflect the non-cash impact of stock-based compensation or working capital needs that will continue for the foreseeable future.

The following tables reconcile the most directly comparable GAAP financial measure to each of these non-GAAP financial measures.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except percentages)
Non-GAAP Gross Profit and Margin:
Revenue	$139,848	$193,408	$136,067	$246,458

Gross profit	$96,482	$130,602	$90,805	$159,282
Stock-based compensation—cost of revenue	94	270	187	257

Non-GAAP gross profit	$96,576	$130,872	$90,992	$159,539

Non-GAAP gross margin	69%	68%	67%	65%

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except percentages)
Non-GAAP Income from Operations and Operating Margin:
Revenue	$139,848	$193,408	$136,067	$246,458

Income from operations	$44,400	$38,343	$28,858	$41,860
Stock-based compensation	1,974	4,703	3,260	6,399

Non-GAAP income from operations	$46,374	$43,046	$32,118	$48,259

Non-GAAP operating margin	33%	22%	24%	20%

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(in thousands, except percentages)
Adjusted EBITDA and adjusted EBITDA Margin:
Revenue	$139,848	$193,408	$136,067	$246,458

Net income	$34,035	$20,308	$15,069	$27,452
Stock-based compensation	1,974	4,703	3,260	6,399
Interest expense	6,417	7,057	5,292	5,320
Interest and other expense (income), net	357	(134)	(89)	123
Depreciation and amortization	1,293	1,779	1,224	2,505
Provision for income taxes	3,591	11,112	8,586	8,965

Adjusted EBITDA	$47,667	$44,825	$33,342	$50,764

Adjusted EBITDA margin	34%	23%	25%	21%

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with the consolidated financial statements and related notes that are included elsewhere in this prospectus. This discussion contains forward-looking statements based upon current plans, expectations and beliefs that involve risks and uncertainties. Our actual results may differ materially from those anticipated in these forward-looking statements as a result of various factors, including those set forth under “Risk Factors” and in other parts of this prospectus.

Overview

We are a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation data centers for enterprises. Our cloud networking solutions consist of our Extensible Operating System, or EOS, a set of network applications and our 10/40/100 Gigabit Ethernet switches. Our cloud networking solutions deliver industry-leading performance, scalability, availability, programmability, automation and visibility. Since we began shipping our products, we have grown rapidly, and, according to Crehan Research, we have achieved the second largest market share in data center 10/40/100 Gigabit Ethernet switch ports, excluding blade switching, sold in the first three quarters of 2013.

At the core of our cloud networking platform is EOS, which was purpose-built to be fully programmable and highly modular. The programmability of EOS has allowed us to create a set of software applications that address the requirements of cloud networking, including workflow automation, network visibility and analytics, and has also allowed us to rapidly integrate with a wide range of third-party applications for virtualization, management, automation, orchestration and network services.

We were founded in 2004 to address the limitations of legacy networking products and to create a cloud networking platform that is open and programmable. From 2004 to 2008, our activities were focused on the development of our software, which resulted in the commercial release of our first product, the 7100 Series switches based on our EOS software, in 2008. Since then, we have continued to introduce new products utilizing EOS, including our 7500 Series switch and our 7050 Series switch in 2010, the second generation of our 7500 Series switch, called the 7500E modular switch, in May 2013 and our 7300 Series switch in November 2013. As of September 30, 2013, we have shipped more than one million switch ports. As we have grown our portfolio of products, our business has also grown from over 100 employees as of December 31, 2010 to more than 750 employees as of December 31, 2013.

We have experienced rapid revenue growth over the last several years, increasing our revenue at a compound annual growth rate of 64% from 2010 to 2012. As we have grown the functionality of our EOS software, expanded the range of our switching portfolio and increased the size of our sales force, our revenue has continued to grow rapidly. To support revenue growth, we have increased our international presence to include offices in nine countries as of December 31, 2013, including Canada, China, India, Ireland, Japan, Korea, Malaysia, Singapore and Taiwan. Our revenue for the nine months ended September 30, 2013 grew 81% when compared to the same period in 2012. We have been profitable and cash flow positive for each year since 2010.

We believe that our cloud networking platform addresses the large and growing cloud networking segment of data center switching, which remains in the early stage of adoption. We expect to continue rapidly growing our organization to meet the needs of new and existing customers as they increasingly realize the performance and cost benefits of our cloud networking solutions and as they expand their cloud networks. We intend to continue to invest in our research and development organization to enhance the functionality of our existing cloud networking platform, introduce new products and features and build upon our technology leadership. We believe one of our greatest strengths lies in our rapid development of new features and applications. By investing in research and development, we believe we will be well positioned to continue our rapid growth and take advantage of our large market opportunity. We also intend to continue to expand our sales and marketing teams and programs, with a particular focus on expanding our network of international channel partners and carrying out associated marketing activities in key geographies. In order to support our strong growth, we have accelerated our investment in infrastructure, such as enterprise resource planning software and other technologies to improve the efficiency of our operations. As a result, we expect our levels of operating profit could decline in the short to medium term. For a description of factors that may impact our future performance, see the disclosure in the section titled “—Factors Affecting Our Performance” below.

For 2010, 2011 and 2012, our revenue was $71.7 million, $139.8 million and $193.4 million, respectively, and our net income was $2.4 million, $34.0 million and $20.3 million, respectively. For the nine months ended September 30, 2012 and 2013, our revenue was $136.1 million and $246.5 million, respectively, and our net income was $15.1 million and $27.5 million, respectively.

Our Business Model

We derive revenue from sales of products and services. We generate revenue primarily from sales of our switching products which incorporate our EOS software and accessories such as cables and optics. We also generate services revenue from post contract support, or PCS, which end customers typically purchase in conjunction with our products.

Since shipping our first products in 2008, our cumulative end-customer base has grown rapidly. Between December 31, 2010 and December 31, 2013, our cumulative end-customer base grew from approximately 570 to approximately 2,340. Our end customers span a range of industries and include large Internet companies, service providers, financial services organizations, government agencies, media and entertainment companies and others.

To continue to grow our revenue, it is important that we both obtain new customers and sell additional products to existing customers. For example in the nine months ended September 30, 2013, approximately 87% of our revenue was received from our existing end customers.

Our development model is focused on the development of new products based on our EOS software and enhancements to EOS. We engineer our products to be agnostic to the underlying merchant silicon architecture. Today, we combine our EOS software with merchant silicon into a family of switching products. This enables us to focus our research and development resources on our software core competencies and to leverage the investments made by merchant silicon vendors to achieve cost-effective solutions. We currently procure certain merchant silicon components from multiple vendors, and we continue to expand our relationships with these and other vendors. We work closely with third parties to manufacture and deliver our products. Our third-party silicon vendors deliver these components directly to our contract manufacturers, who manufacture and assemble our products and deliver them to us for labeling, quality assurance testing, final configuration and shipment to our customers.

We market and sell our products through both our direct sales force and our channel partners, including distributors, value-added resellers, systems integrators, original equipment manufacturer, or OEM, partners and in conjunction with various technology partners, depending on the application. To facilitate channel coordination and increase productivity, we have created a partner program, the Arista Partner Program, to engage partners who provide value-added services and extend our reach into the marketplace. Authorized training partners provide technical training to our channel partners. Our sales organization is supported by systems engineers with deep technical expertise and responsibility for pre-sales technical support and engineering for our end customers. Each sales team is responsible for a geographic territory, has responsibility for a number of major direct end-customer accounts or has assigned accounts in a specific vertical market. During 2012, 80% of our revenue was generated from the Americas, 12% from Europe, the Middle East and Africa and 8% from the Asia-Pacific region.

Non-GAAP Financial Measures

We use the financial measures set forth below, which are non-GAAP financial measures, to help us analyze our financial results, establish budgets and operational goals for managing our business and evaluate our performance. We also believe that the presentation of these non-GAAP financial measures provides an additional tool for investors to use in comparing our core business and results of operations over multiple periods with other companies in our industry, many of which present similar non-GAAP financial measures to investors.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands, except percentages)
Non-GAAP gross profit	$96,576	$130,872	$90,992	$159,539
Non-GAAP gross margin	69%	68%	67%	65%
Non-GAAP income from operations	$46,374	$43,046	$32,118	$48,259
Non-GAAP operating margin	33%	22%	24%	20%
Adjusted EBITDA	$47,667	$44,825	$33,342	$50,764
Adjusted EBITDA margin	34%	23%	25%	21%

Non-GAAP gross profit and margin. We define non-GAAP gross profit as gross profit as reported on our consolidated statements of operations, excluding the impact of stock-based compensation, which is a non-cash charge. We define non-GAAP gross margin as non-GAAP gross profit divided by revenue. We have presented non-GAAP gross profit and margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using non-GAAP gross profit and gross margin as financial measures and for a reconciliation of non-GAAP gross profit to gross profit, the most directly comparable financial measure calculated in accordance with GAAP.

Non-GAAP income from operations and operating margin. We define non-GAAP income from operations as income from operations as reported on our consolidated statements of operations, excluding the impact of stock-based compensation. We define non-GAAP operating margin as non-GAAP income from operations divided by revenue. We have presented non-GAAP income from operations and operating margin because we believe that the exclusion of stock-based compensation allows for more accurate comparisons of our results of operations to other companies in our industry. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using non-GAAP income from operations and operating margin as financial measures and for a reconciliation of non-GAAP income from operations to income from operations, the most directly comparable financial measure calculated in accordance with GAAP.

Adjusted EBITDA and adjusted EBITDA margin. We define adjusted EBITDA as our net income excluding: (i) stock-based compensation; (ii) interest expense; (iii) other income (expense), net, which primarily includes foreign exchange gains and losses; (iv) depreciation and amortization; and (v) our provision for income taxes. We define adjusted EBITDA margin as adjusted EBITDA divided by revenue. Depreciation includes depreciation expense associated with our leased building in Santa Clara, California. See Note 6 to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the accounting for our build-to-suit lease. We have presented adjusted EBITDA and adjusted EBITDA margin because they are key measures used by our management and board of directors to understand and evaluate our operating performance, to establish budgets and to develop operational goals for managing our business. In particular, we believe that the exclusion of the expenses eliminated in calculating adjusted EBITDA can provide a useful measure for period-to-period comparisons of our core operating performance. Please see “Selected Consolidated Financial Data—Non-GAAP Financial Measures” for information regarding the limitations of using adjusted EBITDA and adjusted EBITDA margin as financial measures and for a reconciliation of adjusted EBITDA to net income, the most directly comparable financial measure calculated in accordance with GAAP.

Factors Affecting Our Performance

We believe that our future success will depend on many factors, including our ability to expand sales to our existing customers as well as to add new end customers. While these areas present significant opportunity, they also present risks that we must manage to ensure successful results. See the section titled “Risk Factors.” Additionally, we face intense competition especially from larger, well-established companies, and we must continue to expand the capabilities of our cloud networking platform to succeed in our market. If we are unable to address these challenges, our business could be adversely affected.

Increasing Adoption of Cloud Networks. Networks are subject to increasing performance requirements due to growing numbers of connected devices as well as new enterprise and consumer applications. Computing architectures are evolving to meet the need for constant connectivity and access to data and applications. We believe that cloud networks will continue to replace legacy network technologies. Our business and results of operations will be significantly affected by the speed with which organizations implement cloud networks.

Expanding Sales to Existing Customer Base. We expect that a substantial portion of our future sales will be follow-on sales to existing end customers. As noted above, one of our sales strategies is to target specific projects at our current end customers because they are familiar with the operational and economic benefits of our cloud networking solutions, thereby reducing the sales cycle into these customers. We believe this opportunity with current end customers to be significant given their existing and expected infrastructure spend. Our business and results of operations will depend on our ability to sell additional products to our growing base of customers.

Adding New End Customers. We believe that the cloud networking market is still in the early stages of adoption. We intend to target new end customers by continuing to invest in our field sales force and extending our relationships with channel partners. To date, we have primarily targeted end customers with the largest cloud data centers. A typical initial order involves the education of prospective customers about the technical merits and capabilities and potential cost savings of our products as compared to our competitors’ products. Our results of operations will depend on our ability to continue to add new customers. We believe that customer references have been, and will continue to be, an important factor in winning new business.

Selling More Complex and Higher-Performance Configurations. Our results of operations have been, and we believe will continue to be, affected by our ability to sell more complex and higher-performance configurations of our products. Going forward, we aim to grow our revenue by enabling end customers to transition from previously deployed 1 Gigabit Ethernet switches to 10, 40 and eventually 100 Gigabit Ethernet switches. Our ability to sustain our revenue growth will depend, in part, upon our continued sales of more robust configurations of our products, and quarterly results of operations can be significantly impacted by the mix of products and product configurations sold during the period.

Leveraging Channel Partners. We expect to continue to derive a growing portion of our sales through our channel partners as they develop new end customers and expand sales to our existing end customers. We plan to continue to invest in our network of channel partners to empower them to reach new end customers more effectively, increase sales to existing customers and provide services and support effectively. We believe that increasing channel leverage will extend and improve our engagement with a broad set of customers. Our business and results of operations will be materially affected by our success in leveraging our channel partners.

Investing in Research and Development for Growth. We believe that the market for cloud networking is still in the early stages of adoption and we intend to continue investing for long-term growth. We expect to continue to invest heavily in software development in order to expand the capabilities of our cloud networking platform, introduce new products including new releases and upgrades to our EOS software and new applications and build upon our technology leadership. We believe one of our greatest strengths lies in the speed of our product development efforts. By investing in research and development, we believe we will be well positioned to continue our rapid growth and take advantage of our large market opportunity. We expect that our results of operations will be impacted by the timing and size of these investments.

Customer Concentration and Timing of Large Orders. During 2011 and 2012 and for the nine months ended September 30, 2013, sales to our 10 largest end customers accounted for approximately 41%, 43% and 48% of our revenue, respectively. In 2011 and 2012, our largest end customer accounted for 10% and 15% of our revenue, respectively. We have also experienced and continue to experience customer concentration on a quarterly basis. For example, in the nine months ended September 30, 2013, 24% of our revenue was attributable to sales to one end customer. In addition, we have experienced increases in the size of our orders, including orders from existing customers, which could result in future increased customer concentration, depending on the timing of the fulfillment of those orders. We have also experienced unpredictability in the timing of large orders, especially with respect to our large end customers, due to the complexity of orders, the time it takes end customers to evaluate, test and qualify our products and factors specific to our end customers. Due to these factors, we expect continued variability in our customer concentration and timing of sales on a quarterly and annual basis. In addition, we have provided, and may in the future provide, pricing discounts to large end customers, which may result in lower margins for the period in which such sales occur. Our gross margins may also fluctuate as a result of the timing of such sales to large end customers.

Basis of Presentation

Revenue

We generate revenue primarily from sales of our switching products which incorporate our EOS software and accessories such as cables and optics. We also derive a small but growing portion of our revenue from sales of PCS. We generate PCS revenue from sales of technical support services contracts that are typically purchased in conjunction with our products and subsequent renewals of those contracts. We offer PCS services under renewable, fee-based contracts, which include 24-hour technical support, hardware repair and replacement parts, bug fixes, patches and unspecified upgrades on a when-and-if available basis. We expect our revenue may vary from period to period based on, among other things, the timing and size of orders and delivery of products, the impact of significant transactions with unique terms and conditions that may require deferral of revenue and cyclicality of orders being placed by our customers. Additionally, we expect our PCS revenue to increase in absolute dollars as we expand our installed base. Our ability to expand our installed base and increase our revenue is subject to numerous risks and uncertainties. See the section titled “Risk Factors.” We report revenue net of sales taxes.

Cost of Revenue

Cost of revenue primarily consists of amounts paid to our third-party contract manufacturers and merchant silicon vendors, warranty expenses, excess inventory write-offs and personnel and other costs in our manufacturing operations department. Our cost of product revenue also includes product testing costs, allocated costs and shipping costs. We expect our cost of product revenue to increase as our product revenue increases. Cost of providing PCS services consists of personnel costs for our global customer support organization. We expect our cost of service revenue to increase as our PCS revenue increases.

Gross Margin

Gross margin, or gross profit as a percentage of revenue, has been and will continue to be affected by a variety of factors, including the average sales price of our offerings, manufacturing costs, merchant silicon costs, the mix of products sold, the mix of revenue among offerings and the mix of significant transactions. For sales of our products, our higher-performance products generally have higher gross margins than our lower-performance products within each product series. We expect our gross margins to fluctuate over time, depending on the factors described above and others. See the section titled “Risk Factors.”

Operating Expenses

Our operating expenses consist of research and development, sales and marketing and general and administrative expenses. The largest component of our operating expenses is personnel costs. Personnel costs consist of wages, benefits, bonuses and, with respect to sales and marketing expenses, sales commissions.

Personnel costs also include stock-based compensation and travel expenses. We expect operating expenses to continue to increase in absolute dollars as well as a percentage of revenue in the near term as we continue to invest in the growth of our business.

Research and Development Expenses

Research and development expenses consist primarily of personnel costs, with the remainder being prototype expenses, third-party engineering and contractor support costs, an allocated portion of facility and IT costs and depreciation. Our research and development efforts are focused on maintaining and developing additional functionality for our existing products and on new product development, including new releases and upgrades to our EOS software and applications. We expense research and development costs as incurred. We expect our research and development expenses to increase in absolute dollars as well as a percentage of revenue as we continue to invest heavily in software development in order to expand the capabilities of our cloud networking platform, introduce new products and features and build upon our technology leadership.

Sales and Marketing Expenses

Sales and marketing expenses consist primarily of personnel costs and also include costs related to marketing and promotional activities, with the remainder being an allocated portion of facility and IT costs and depreciation. We expect our sales and marketing expenses to increase in absolute dollars and may fluctuate as a percentage of revenue from period to period as we expand our sales and marketing efforts worldwide and expand our relationships with current and future channel partners and end customers.

General and Administrative Expenses

General and administrative expenses consist primarily of personnel costs, professional fees, an allocated portion of facility and IT costs and depreciation. General and administrative personnel costs include those for our executive, finance, IT, human resources and legal functions. Our professional fees consist primarily of accounting, external legal and IT and other consulting costs. We expect our general and administrative expenses to increase in absolute dollars as well as a percentage of revenue to support our growing infrastructure needs and as we assume the reporting requirements and compliance obligations of a public company.

Other Income (Expense), Net

Interest Expense

Interest expense consists of interest expense on our convertible promissory notes, including our related party convertible promissory notes.

Other Income (Expense), net

Other income (expense), net consists primarily of foreign currency exchange gains and losses. Our foreign currency exchange gains and losses relate to transactions and asset and liability balances denominated in currencies other than the U.S. dollar. We expect our foreign currency gains and losses to continue to fluctuate in the future due to changes in foreign currency exchange rates.

Provision for Income Taxes

We operate in a number of tax jurisdictions and are subject to taxes in each country or jurisdiction in which we conduct business. Earnings from our non-U.S. activities are subject to local country income tax and may be subject to U.S. income tax. Generally, the U.S. taxes are reduced by a credit for foreign income taxes paid on these earnings which avoids double taxation. Our tax expense to date consists of federal, state and foreign current and deferred income taxes. As we expand internationally, our marginal tax rate may decrease; however, there can be no certainty that our marginal tax rate will decrease, and we may experience changes in tax rates that are not reflective of actual changes in our business or operations.

We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. We measure deferred income tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the positive and negative evidence available. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final tax outcome of these matters will not be materially different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

Results of Operations

The following table summarizes historical results of operations for the periods presented and as a percentage of revenue for those periods. We have derived the data for the years ended December 31, 2011 and 2012 from our audited consolidated financial statements included elsewhere in this prospectus. We have derived the data for the nine months ended September 30, 2012 and 2013 from our unaudited consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Consolidated Statements of Operations Data:
Revenue	$139,848	$193,408	$136,067	$246,458
Cost of revenue(1)	43,366	62,806	45,262	87,176

Gross profit	96,482	130,602	90,805	159,282
Operating expenses(1):
Research and development	26,408	55,155	36,607	67,235
Sales and marketing	19,450	28,603	19,770	37,703
General and administrative	6,224	8,501	5,570	12,484

Total operating expenses	52,082	92,259	61,947	117,422

Income from operations	44,400	38,343	28,858	41,860
Other income (expense), net:
Interest expense	(6,417)	(7,057)	(5,292)	(5,320)
Other income (expense), net	(357)	134	89	(123)

Total other income (expense), net	(6,774)	(6,923)	(5,203)	(5,443)

Income before provision for income taxes	37,626	31,420	23,655	36,417
Provision for income taxes	3,591	11,112	8,586	8,965

Net income	$34,035	$20,308	$15,069	$27,452

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(As a percentage of revenue)
Revenue	100%	100%	100%	100%
Cost of revenue	31%	32%	33%	35%

Gross profit	69%	68%	67%	65%
Operating expenses:
Research and development	19%	29%	27%	27%
Sales and marketing	14%	15%	15%	16%
General and administrative	4%	4%	4%	5%

Total operating expenses	37%	48%	46%	48%

Income (loss) from operations	32%	20%	21%	17%
Other income (expense), net:
Interest expense	(4)%	(4)%	(4)%	(2)%
Other income (expense), net	(1)%	—%	—%	—%

Total other income (expense), net	(5)%	(4)%	(4)%	(2)%

Income before provision for income taxes	27%	16%	17%	15%
Provision for income taxes	3%	6%	6%	4%

Net income	24%	10%	11%	11%

(1)	Includes stock-based compensation expense as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Stock-Based Compensation Expense:
Cost of revenue	$94	$270	$187	$257
Research and development	992	2,590	1,794	3,449
Sales and marketing	554	1,078	741	1,859
General and administrative	334	765	538	834

Total stock-based compensation expense	$1,974	$4,703	$3,260	$6,399

Nine Months Ended September 30, 2013 Compared to Nine Months Ended September 30, 2012

Revenue, Cost of Revenue and Gross Profit

	Nine Months Ended September 30,
	2012		2013		Change in
	$	% of revenue	$	% of revenue	$	%
	(In thousands, except percentages)
Revenue	$136,067	100%	$246,458	100%	$110,391	81%
Cost of revenue	45,262	33%	87,176	35%	41,914	93%

Gross profit	$90,805	67%	$159,282	65%	$68,477	75%

Gross margin	67%		65%

Revenue. Revenue increased $110.4 million, or 81%, for the nine months ended September 30, 2013 compared to the same period in 2012. The increase in revenue was primarily due to an increase in unit sales to existing customers as these customers purchased our newer products to further evolve their data centers. Our revenue also increased due to sales to new customers. Our cumulative number of customers grew approximately 46% from September 30, 2012 to September 30, 2013 as we continued to broaden our market penetration.

Cost of revenue. Cost of revenue increased $41.9 million, or 93%, for the nine months ended September 30, 2013 compared to the same period in 2012. The increase in cost of revenue was primarily due to the corresponding increase in revenue as our shipment volume significantly increased during the nine months ended September 30, 2013. The increase was also due to an increase in write-downs of excess and obsolete inventory from the introduction of new products and product enhancements We also experienced an increase in manufacturing overhead costs to support the growth in production during the nine months ended 2013.

Gross margin. Gross margin decreased two percentage points from 67% for the nine months ended September 30, 2012 to 65% for the same period in 2013. The decrease in gross margin was primarily due to an increase in write-downs of excess and obsolete inventory and an increase in manufacturing overhead costs. The decrease was also due, to a lesser extent, to an increase in the size of contracts with large end customers with lower margins, which was partially offset by cost reductions primarily due to more favorable component pricing from our contract manufacturers as we increased volume.

Operating Expenses

	Nine Months Ended September 30,
	2012		2013		Change in
	$	% of revenue	$	% of revenue	$	%
	(In thousands, except percentages)
Operating expenses:
Research and development	$36,607	27%	$67,235	27%	$30,628	84%
Sales and marketing	19,770	15%	37,703	16%	17,933	91%
General and administrative	5,570	4%	12,484	5%	6,914	124%

Total operating expenses	$61,947	46%	$117,422	48%	$55,475	90%

Research and development. Research and development expenses increased $30.6 million, or 84%, for the nine months ended September 30, 2013 compared to the same period in 2012. The increase was primarily due to an increase in personnel costs of $15.9 million, which was a result of a 33% increase in research and development headcount. The increase was also due to a $9.4 million increase in prototype expenses as a result of new product introductions and an increase in facilities expenses of $2.2 million.

Sales and marketing. Sales and marketing expenses increased $17.9 million, or 91%, for the nine months ended September 30, 2013 compared to the same period in 2012. The increase was primarily due to an increase in personnel costs of $13.2 million, which was a result of a 43% increase in sales and marketing headcount. The increase was also due to an increase of $2.5 million in marketing, consulting and promotional expense related to trade shows, product demonstrations and other marketing activities and an increase in sales and marketing-related IT and system engineering expenses of $1.8 million.

General and administrative. General and administrative expenses increased $6.9 million, or 124%, for the nine months ended September 30, 2013 compared to the same period in 2012. The increase was primarily due to a $3.3 million increase in professional service fees related to outside legal, accounting, consulting and IT services to support increased business activity and preparations for becoming a public company. The increase was also due to a $2.7 million increase in personnel costs, which was a result of a 42% increase in general and administrative headcount.

Other Income (Expense), Net

	Nine Months Ended September 30,		Change in
	2012	2013	$	%
	(In thousands, except percentages)
Other income (expense), net:
Interest expense	$(5,292)	$(5,320)	$28	1%
Other income (expense), net	89	(123)	212	NM

Total other income (expense), net	$(5,203)	$(5,443)	$240	5%

Interest expense. Interest expense was consistent for the nine months ended September 30, 2013 compared to the same period in 2012.

Other income (expense), net. Other income (expense), net decreased $0.2 million for the nine months ended September 30, 2013 compared to the same period in 2012.

Provision for Income Taxes

	Nine Months Ended September 30,		Change in
	2012	2013	$	%
	(In thousands, except percentages)
Provision for income taxes	$8,586	$8,965	$379	4%
Effective tax rate	36%	25%

Provision for income taxes. Provision for income taxes increased $0.4 million, or 4%, for the nine months ended September 30, 2013 compared to the same period in 2012. Our effective tax rate decreased 11 percentage points from 36% for the nine months ended September 30, 2012 to 25% for the same period in 2013. The decrease in the effective tax rate was primarily due to the beneficial impact of the passage of the American Tax Relief Act of 2012 signed into law on January 2, 2013, which reinstated the federal research and development credit. The prior year impact of the 2012 federal research and development tax credit benefit was recorded in the three months ended March 31, 2013.

Year Ended December 31, 2012 Compared to the Year Ended December 31, 2011

Revenue, Cost of Revenue and Gross Profit

	Year Ended December 31,
	2011		2012		Change in
	$	% of revenue	$	% of revenue	$	%
	(In thousands, except percentages)
Revenue	$139,848	100%	$193,408	100%	$53,560	38%
Cost of revenue	43,366	31%	62,806	32%	19,440	45%

Gross profit	$96,482	69%	$130,602	68%	$34,120	35%

Gross margin	69%		68%

Revenue. Revenue increased $53.6 million, or 38%, in 2012 compared to 2011. The increase in revenue was primarily due to an increase in unit sales to existing customers, as these customers purchased our newer products to further evolve their data centers. Our revenue also increased due to sales to new customers. Our cumulative number of customers grew approximately 50% from December 31, 2011 to December 31, 2012 as we continued to broaden our market penetration.

Cost of revenue. Cost of revenue increased $19.4 million, or 45%, in 2012 compared to 2011. The increase in cost of revenue was primarily due to the corresponding increase in revenue as our shipment volume significantly increased during 2012. The increase was also due to increased warranty expenses and an increase in write-downs of excess and obsolete inventory from the introduction of new products and product enhancements. We also experienced an increase in manufacturing overhead costs to support the growth in production during 2012.

Gross margin. Gross margin decreased one percentage point from 69% in 2011 to 68% in 2012. This decrease in gross margin was primarily due to an increase in our warranty-related expenses and write-downs of excess and obsolete inventory. This decrease was also due, to a lesser extent, to an increase in the size of contracts with large end customers with lower margins, which was partially offset by cost reductions primarily due to more favorable component pricing from our contract manufacturers as we increased volume.

Operating Expenses

	Year Ended December 31,
	2011		2012		Change in
	$	% of revenue	$	% of revenue	$	%
	(In thousands, except percentages)
Operating expenses:
Research and development	$26,408	19%	$55,155	29%	$28,747	109%
Sales and marketing	19,450	14%	28,603	15%	9,153	47%
General and administrative	6,224	4%	8,501	4%	2,277	37%

Total operating expenses	$52,082	37%	$92,259	48%	$40,177	77%

Research and development. Research and development expenses increased $28.7 million, or 109%, in 2012 compared to 2011. The increase in research and development expenses was primarily due to a $20.6 million increase in personnel costs, which was a result of a 94% increase in research and development headcount. The increase was also due to a $4.5 million increase in prototype expenses as a result of new product introductions, a $1.5 million increase in third-party engineering and contractor support costs and a $1.7 million increase in research and development-related facilities and IT infrastructure expenses.

Sales and marketing. Sales and marketing expenses increased $9.2 million, or 47%, in 2012 compared to 2011. The increase in sales and marketing expenses was primarily due to a $9.3 million increase in personnel costs, which was a result of a 70% increase in sales and marketing headcount. This increase was partially offset by a decrease in consulting expenses of $0.9 million.

General and administrative. General and administrative expenses increased $2.3 million, or 37%, in 2012 compared to 2011. The increase in general and administrative expenses was primarily due to a $1.5 million increase in professional service fees related to outside legal, accounting and consulting services to support increased business activity. The increase was also due to a $0.8 million increase in personnel costs and a $0.6 million increase in facilities expenses. These increases were partially offset by a $1.1 million decrease in our provision for doubtful accounts.

Other Income (Expense), Net

	Year Ended December 31,		Change in
	2011	2012	$	%
	(In thousands, except percentages)
Other income (expense), net:
Interest expense	$(6,417)	$(7,057)	$640	10%
Other income (expense), net	(357)	134	491	NM

Total other income (expense), net	$(6,774)	$(6,923)	$149	2%

Interest expense. Interest expense increased $0.6 million, or 10%, in 2012 compared to 2011. The increase in interest expense was due to the sale of $100.0 million in convertible promissory notes during 2011, partially offset by the repayment of the outstanding principal on our related party convertible promissory notes of $55.6 million in 2011.

Other income (expense), net. Other income (expense), net increased $0.5 million in 2012 compared to 2011.

Provision for Income Taxes

	Year Ended December 31,		Change in
	2011	2012	$	%
	(In thousands, except percentages)
Provision for income taxes	$3,591	$11,112	$7,521	209%
Effective tax rate	10%	35%

Provision for income taxes. Provision for income taxes increased $7.5 million, or 209%, in 2012 compared to 2011. Our effective tax rate increased 25 percentage points from 10% in 2011 to 35% in 2012. The increase in our provision for income taxes as well as our effective tax rate was due to the release of our valuation allowance on our federal deferred tax assets during 2011 coupled with the lapse of the federal research and development credit during 2012.

Liquidity and Capital Resources

As of September 30, 2013, cash and cash equivalents were $120.0 million, including $24.5 million held outside the United States in our foreign subsidiaries. If we were to repatriate cash held outside of the United States, it could be subject to U.S. income taxes less any previously paid foreign income taxes.

Since inception, we have primarily financed our operations and capital expenditures through debt, cash flows from our operations and private sales of preferred stock. As of September 30, 2013, we had outstanding $75.0 million aggregate principal amount of convertible promissory notes and $25.0 million aggregate principal amount of related party convertible promissory notes.

We plan to continue to invest for long-term growth. One of the principal purposes of this offering is to obtain additional capital to fund the growth of our business. We believe that our existing cash and cash equivalents balance together with cash proceeds from operations will be sufficient to meet our working capital requirements and our growth strategies for at least the next 12 months. Our future capital requirements will depend on many factors, including our growth rate, the timing and extent of our spending to support research and development activities, the timing and cost of establishing additional sales and marketing capabilities, the introduction of new and enhanced products and services offerings, our costs of outsourcing, our manufacturing and possible acquisitions or investments. We expect to incur a total of $13.4 million in capital expenditures in 2014 due to investment in our research and development and manufacturing processes. If we are unable to raise additional capital when we need it, our business, results of operations and financial condition would be adversely affected. The sale of additional equity could result in additional dilution to our stockholders. If we raise additional funds by borrowing from third parties, the terms of those financing arrangements may include negative covenants or other restrictions on our business that could impair our operating flexibility and would require us to incur interest expense. We can provide no assurance that additional financing will be available at all or, if available, that we would be able to obtain financing on terms favorable to us.

Cash Flows

	As of December 31,		As of September 30,
	2011	2012	2012	2013
	(In thousands)
Cash and cash equivalents	$70,725	$88,655	$84,234	$120,020

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Cash provided by operating activities	$12,430	$26,306	$18,332	$40,615
Cash used in investing activities	(2,770)	(12,352)	(7,458)	(15,496)
Cash provided by financing activities	46,505	3,977	2,646	6,254
Effect of exchange rate changes	(18)	(1)	(11)	(8)

Net increase in cash and cash equivalents	$56,147	$17,930	$13,509	$31,365

Cash Flows from Operating Activities

Our primary source of cash from operating activities has been from cash collections from our customers. We expect cash inflows from operating activities to be affected by increases in sales and timing of collections. Our primary uses of cash from operating activities have been for personnel costs and investment in sales and marketing and research and development. We expect cash outflows from operating activities to increase as a result of further investment in sales and marketing and increases in personnel costs as we grow our business.

During the nine months ended September 30, 2013, cash provided by operating activities was $40.6 million, primarily from net income of $27.5 million, non-cash charges of $6.6 million and a net decrease in our net operating assets and liabilities of $6.6 million. The change in our net operating assets and liabilities was primarily due to a $28.7 million increase in inventory for anticipated growth in our business, a $15.6 million increase in accounts receivable due to an increase in sales and a $4.9 million increase in prepaid expenses and other current assets. This decrease was partially offset by a $15.8 million increase in accounts payable primarily attributable to the timing of payments, a $10.1 million increase in accrued liabilities attributable to higher warranty liabilities and higher accrued personnel costs due to growth in headcount, a $22.5 million increase in deferred revenue due to increased sales and a $4.5 million increase in interest payable attributable to our outstanding convertible promissory notes, including our related party convertible promissory notes.

During the nine months ended September 30, 2012, cash provided by operating activities was $18.3 million as a result of net income of $15.1 million and non-cash charges of $3.1 million, offset by a net increase in our net operating assets and liabilities of $0.2 million. The change in our net operating assets and liabilities was due primarily to an $8.8 million increase in prepaid expenses and current other assets, $5.5 million increase in inventory and a $6.9 million increase in accounts receivable due to an increase in sales. This decrease was partially offset by a $5.4 million increase in deferred revenue due to increased sales, a $4.9 increase in income taxes payable, a $4.5 million increase in interest payable attributable to our outstanding convertible promissory notes, including our related party convertible promissory notes and a $4.2 million increase in accrued liabilities attributable to higher warranty liabilities and higher accrued personnel costs due to growth in headcount.

In 2012, cash provided by operating activities was $26.3 million, consisting of net income of $20.3 million adjusted by non-cash charges of $4.0 million and a $2.0 million net decrease in our net operating assets and liabilities. The change in our net operating assets and liabilities was primarily due to a $22.0 million increase in accounts receivable due to an increase in sales, an $5.6 million increase in inventory and a $5.5 million increase in prepaid expenses and other current assets. This decrease was partially offset by a $13.5 million increase in deferred revenue due to increased sales, a $6.5 million increase in accrued liabilities attributable to higher warranty liabilities and higher accrued personnel costs due to growth in headcount and a $6.0 million increase in interest payable attributable to our outstanding convertible promissory notes, including our related party convertible promissory notes.

In 2011, cash provided by operating activities was $12.4 million, consisting of net income of $34.0 million adjusted by non-cash charges of $1.0 million and a $22.6 million net decrease in our net operating assets and liabilities. The change in our net operating assets and liabilities was primarily due to a $23.9 million decrease in our related party interest payable due to the repayment of the outstanding convertible promissory notes in January 2011, a $11.6 million increase in accounts receivable due to an increase in sales and a $7.7 million increase in inventory. This decrease was partially offset by a $6.9 million increase in income taxes payable, a $6.1 million increase in deferred revenue due to increased sales and a $4.0 million increase in interest payable due to the sale of convertible promissory notes in January 2011 and June 2011.

Cash Flows from Investing Activities

Our investing activities have consisted primarily of purchases of property and equipment, purchases and sales of short-term marketable securities, loans to and investments in other companies and activity in connection with prior acquisitions. We expect to continue to make purchases of property and equipment to support continued growth of our business.

During the nine months ended September 30, 2013, cash used in investing activities was $15.5 million, which primarily represents purchases of property and equipment.

During the nine months ended September 30, 2012, cash used in investing activities was $7.5 million, of which $2.4 million relates to purchases of property and equipment, $1.0 million relates to an investment in a private company and $4.0 million relates to an increase in restricted cash representing a security deposit required for a facility lease.

In 2012, cash used in investing activities was $12.4 million, of which $3.3 million relates to purchases of property and equipment, $5.0 million relates to an investment in a private company and $4.0 million relates to an increase in restricted cash representing a security deposit required for a facility lease.

In 2011, cash used in investing activities was $2.8 million, all of which was for purchases of property and equipment.

Cash Flows from Financing Activities

Our cash flows from financing activities primarily consisted of proceeds from the sale of our convertible promissory notes and proceeds from the exercises of stock options partially offset by repurchases of common stock.

During the nine months ended September 30, 2013, cash provided by financing activities was $6.3 million, consisting primarily of proceeds from the exercise of stock options, net of repurchases, amounting to $5.9 million and excess tax benefits realized from our equity incentive plans amounting to $0.4 million.

During the nine months ended September 30, 2012, cash provided by financing activities was $2.6 million, consisting primarily of proceeds from the exercise of stock options, net of repurchases.

In 2012, cash provided by financing activities was $4.0 million, consisting primarily of $3.9 million in proceeds from the exercise of common stock options, net of repurchases.

In 2011, cash provided by financing activities was $46.5 million, consisting of $100.0 million in proceeds from our subordinated convertible promissory notes, including related party convertible promissory notes and $2.1 million in proceeds from the exercise of common stock options, net of repurchases, offset by a $55.6 million repayment on outstanding related party convertible promissory notes.

Debt Obligations

In January 2011, we sold $55.0 million aggregate principal amount of subordinated convertible promissory notes, or Convertible Notes, to outside investors and $25.0 million aggregate principal amount of Convertible Notes to two trusts that are related to two of our co-founders. In June 2011, we sold an additional $20.0 million aggregate principal amount of Convertible Notes to outside investors. The interest rate on the Convertible Notes is 6.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal and accrued interest on the Convertible Notes is due and payable on the earlier of December 31, 2014 or upon the occurrence of an event of default, defined as: (i) failure to pay principal or interest when due; (ii) breaches of covenants; (iii) breaches of representations and warranties; (iv) failure to make other payment obligations resulting in the acceleration of maturity of indebtedness in excess of $10.0 million; (v) voluntary bankruptcy; (vi) involuntary bankruptcy; or (vii) certain adverse judgments. We can voluntarily prepay the Convertible Notes, in whole or in part, before the maturity date by giving each investor 10 days’ prior written notice. We are also required to prepay the Convertible Notes upon a change of control unless the investor elects to convert its Convertible Note immediately prior to the closing of such change of control.

If we elect to voluntarily prepay the Convertible Notes or in the event of a change of control or a qualified initial public offering (defined as the closing of an initial public offering of our common stock that results in total gross proceeds to us in excess of $25.0 million), the Convertible Note holders have the option to convert the outstanding principal and accrued interest on their Convertible Notes into shares of our common stock at a price per share equal to the conversion price. If we elect to prepay the Convertible Notes, the conversion price is equal to (i) the conversion price of the series of preferred stock first issued by us subsequent to the closing date of our Convertible Notes, or (ii) if no such shares of preferred stock shall have been issued, the fair market value of our common stock as determined by our board of directors in good faith. In the event of a change of control or a qualified initial public offering, the conversion price is equal to the lesser of (i) the conversion price of the series of preferred stock first issued by us subsequent to the closing date of our Convertible Notes, or (ii) the price of the common stock as determined in the initial public offering or the change of control. We have not issued any series of preferred stock subsequent to the sale of the Convertible Notes.

Contractual Obligations and Commitments

Our contractual commitments will have an impact on our future liquidity. Our contractual obligations represent material expected or contractually committed future obligations with terms in excess of one year. We believe that we will be able to fund these obligations through cash generated from operations and from our existing cash balances.

The following table summarizes our contractual obligations and commitments as of December 31, 2012:

	Payments Due by Period
Contractual Obligations:	Total	Less than 1 Year	1 to 3 Years	3 to 5 Years	More than 5 Years
	(In thousands)
Debt obligations and related interest expense(1)	$123,500	$—	$123,500	$—	$—
Financing lease obligation	60,121	5,399	17,188	12,346	25,188
Operating lease obligations	3,237	2,421	816	—	—

Total	$186,858	$7,820	$141,504	$12,346	$25,188

(1)	Consists of subordinated convertible promissory notes and related interest expense described above under “—Liquidity and Capital Resources—Debt Obligations.”

The contractual obligation table above excludes tax liabilities of $13.1 million related to uncertain tax positions because we are unable to make a reasonably reliable estimate of the timing of settlement, if any, of these future payments.

Off-Balance Sheet Arrangements

As of September 30, 2013, we did not have any relationships with any unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, that would have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Internal Control Over Financial Reporting

Prior to this offering, we were a private company with limited accounting personnel and other resources with which to address our internal controls and procedures. Our independent registered public accounting firm has not conducted an audit of our internal control over financial reporting. However, in connection with the audit of our consolidated financial statements for 2010, 2011 and 2012, we identified a material weakness in our internal control over financial reporting. As defined in the standards established by the Public Company Accounting Oversight Board of the United States, a material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis. The material weakness identified involved our financial statement close process and related accounting systems, policies and procedures. Specifically, the material weakness related to accounting systems and processes that were not fully implemented during the applicable periods, an insufficient number of qualified personnel with the requisite technical competency, our controls relating to the oversight and review of financial statements and reconciliations and our application of relevant accounting policies.

Neither we nor our independent registered public accounting firm undertook a comprehensive assessment for purposes of expressing an opinion on our internal control over financial reporting. It is possible that, had we performed a formal assessment of our internal control over financial reporting or had our independent registered public accounting firm performed an audit of our internal control over financial reporting, additional deficiencies or weaknesses may have been identified.

We are in the process of implementing a number of measures designed to improve our internal control over financial reporting to remediate this material weakness. During the six months ended December 31, 2013, we hired a new Chief Financial Officer, a new corporate controller and a director of technical accounting and SEC reporting, as well as additional finance and accounting personnel, which significantly increases our finance and accounting team’s experience in U.S. GAAP and financial reporting for publicly traded companies. In September 2013, we engaged NetSuite consultants to thoroughly overhaul our existing enterprise resource planning system. In January 2013, we engaged a third-party accounting firm with expertise in supporting our evaluation of complex technical accounting matters, and we hired a senior NetSuite architect. In addition, we expect to retain consultants to advise us on making further improvements to our internal controls related to these accounting areas. We believe that these additional resources will enable us to broaden the scope and quality of our controls relating to the oversight and review of financial statements and reconciliations and our application of relevant accounting policies. However, these remediation efforts are still in process and have not yet been completed. Because of this material weakness, there is heightened risk that a material misstatement of our annual or quarterly financial statements will not be prevented or detected. In addition, the remediation steps we have taken, are taking and expect to take may not effectively remediate the material weakness, in which case our internal control over financial reporting would continue to be ineffective. We cannot guarantee that we will be able to complete our remedial actions successfully. Even if we are able to complete these actions successfully, these measures may not adequately address our material weakness. In addition, it is possible that we will discover additional material weaknesses in our internal control over financial reporting.

Upon the completion of this offering, we will be required to disclose changes made in our internal control and procedures on a quarterly basis. In addition, our management will have to evaluate, and our independent registered public accounting firm will have to opine on the effectiveness of, our internal control over financial reporting beginning at the later of the year following our first annual report required to be filed with the SEC or the date we are no longer an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, if we take advantage of the exemptions contained in the JOBS Act. At such time, our management may conclude that our internal control over financial reporting is not effective. Moreover, even if our management concludes that our internal control over financial reporting is effective, our independent registered public accounting firm may issue a report that is adverse in the event that such firm is not satisfied with the level at which our controls are documented, designed, operated or reviewed. As a result, we may need to undertake various actions, such as implementing new internal controls and procedures and hiring accounting or internal audit staff. Our remediation efforts may not enable us to avoid a material weakness in the future. In addition, after we become a public company, our reporting obligations may place a significant strain on our management, operational and financial resources and systems for the foreseeable future.

Critical Accounting Policies and Estimates

We have prepared our consolidated financial statements in accordance with GAAP and include our accounts and the accounts of our wholly owned subsidiaries. The preparation of these consolidated financial statements requires our management to make estimates, assumptions and judgments that affect the reported amounts of assets and liabilities at the date of the financial statements, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the applicable periods. We base our estimates, assumptions and judgments on historical experience and on various other factors that we believe to be reasonable under the circumstances. Different assumptions and judgments would change the estimates used in the preparation of our consolidated financial statements, which, in turn, could change the results from those reported. We evaluate our estimates, assumptions and judgments on an ongoing basis.

The critical accounting estimates, assumptions and judgments that we believe have the most significant impact on our consolidated financial statements are described below.

Revenue Recognition

We generate revenue from the sale of network switches which incorporate our EOS software and accessories such as cables and optics to direct customers and channel partners together with PCS. We typically sell products and PCS in a single transaction. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists, delivery or performance has occurred, the sales price is fixed or determinable and collectability is reasonably assured.

We define each of the four criteria above as follows:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of stand-alone purchase orders or purchase orders issued pursuant to the terms and conditions of a master sales agreement. It is our practice to identify an end customer prior to shipment to a reseller or distributor.

•	Delivery or performance has occurred. We use shipping documents or written evidence of customer acceptance, when applicable, to verify delivery or performance. We recognize product revenue upon transfer of title and risk of loss, which primarily is upon shipment to customers. We do not have significant obligations for future performance, such as customer acceptance provisions, rights of return or pricing credits, associated with our product sales.

•	The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

•	Collectability is reasonably assured. We assess probability of collectability on a customer-by-customer basis. Our customers are subjected to a credit review process that evaluates their financial condition and ability to pay for products and services.

PCS is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts beyond standard warranty, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. We initially defer PCS revenue and recognize it ratably over the life of the PCS contract, with the related expenses recognized as incurred. PCS contracts usually have a term of one to three years. We include billed but unearned PCS revenue in deferred revenue.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of goods sold.

Multiple-Element Arrangements

Most of our arrangements, other than renewals of PCS, are multiple-element arrangements with a combination of products and PCS. Products and PCS generally qualify as separate units of accounting. Our hardware deliverables and included EOS software together deliver the essential functionality of our products. For multiple-element arrangements, we allocate revenue to each unit of accounting based on the relative selling price. The relative selling price for each element is based upon the following hierarchy: vendor-specific objective evidence, or VSOE, if available; third-party evidence, or TPE, if VSOE is not available; and best estimate of selling price, or BESP, if neither VSOE nor TPE is available. As we have not been able to establish VSOE or TPE for our products and most of our services, we generally utilize BESP for the purposes of allocating revenue to each unit of accounting.

•	VSOE—We determine VSOE based on our historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range.

•	TPE—When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what our competitors products’ selling prices are on a stand-alone basis, we are not able to obtain reliable evidence of TPE of selling price.

•	BESP—When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold regularly on a stand-alone basis. BESP is based on consideration of multiple factors including, but not limited to the sales channel (reseller, distributor or end customer), the geographies in which our products and services were sold (domestic or international) and volume of the end customer.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services or future performance obligations and not subject to customer-specific return or refund privileges.

We account for multiple agreements with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.

We may occasionally accept returns to address customer satisfaction issues even though there is no contractual provision for such returns. We estimate returns for sales to customers based on historical returns rates applied against current-period gross revenues. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Inventories

Inventories consist of raw materials and finished goods and are stated at the lower of cost (computed using the first-in, first-out method) or market value. We record a provision when inventory is determined to be in excess of anticipated demand or obsolete to adjust inventory to its estimated realizable value. For the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013, we incurred inventory write-downs of $1.6 million, $3.2 million, $1.7 million and $2.8 million, respectively.

We establish a liability for non-cancelable, non-returnable purchase commitments with our third-party contract manufacturers for quantities in excess of our demand forecasts, or obsolete material charges. As of September 30, 2013, our provision for non-cancelable, non-returnable purchase commitments was $1.8 million. We did not have provisions for non-cancelable, non-returnable purchase commitments as of December 31, 2011 and 2012.

We use significant judgment in establishing our forecasts of future demand and obsolete material exposures. These estimates depend on our assessment of current and expected orders from our customers, product development plans and current sales levels. If actual market conditions are less favorable than those projected by management, which may be caused by factors within and outside of our control, we may be required to increase our inventory write-downs and provisions for non-cancelable, non-returnable purchase commitments, which could have an adverse impact on our gross margins and profitability.

Warranty

We offer a one-year warranty on all of our hardware products and a 90-day warranty against defects in any software embedded in the products. We use judgment and estimates when determining warranty costs based on historical costs to replace or repair product returns within the warranty period at the time we recognize revenue. We accrue specifically identified reserves if and when we determine we have a systemic product failure. Historically, we have identified specific products that failed in the field prematurely at higher than expected rates due to various component issues. Although we engage in extensive product quality programs, if actual product failure rates or use of materials differ from estimates, additional warranty costs may be incurred, which could reduce our gross margin. For the periods ended December 31, 2011 and 2012 and September 30, 2013, our provisions for warranty expense were $1.9 million, $3.4 million and $4.2 million, respectively.

Stock-Based Compensation

Compensation expense related to stock-based transactions, including stock options, restricted stock awards, or RSAs, and stock purchase rights, is measured and recognized in the financial statements based on the fair value of the awards granted. The fair value of each stock-based award is estimated on the grant date using the Black-Scholes-Merton option-pricing model. The stock-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years.

Our use of the Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock, as discussed in “—Common Stock Valuations” below.

•	Expected Term. The expected term represents the period that our option awards are expected to be outstanding. We consider several factors in estimating the expected term of options granted, including the expected lives used by a peer group of companies within our industry that we consider to be comparable to our business, and the historical option exercise behavior of our employees, which we believe is representative of future behavior.

•	Expected Volatility. The volatility is derived from the average historical stock volatilities of a peer group of public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock-based grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was low. We intend to continue to consistently apply this process using the same or similar public companies until a sufficient amount of historical information regarding the volatility of our own common stock share price becomes available, or unless circumstances change such that the identified companies are no longer similar to us, in which case, more suitable companies whose share prices are publicly available would be utilized in the calculation.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

The following table summarizes the assumptions used in the Black-Scholes-Merton option-pricing model to determine the fair value of our stock options as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
Expected term (in years)	5.1	5.6	5.5	6.6
Expected volatility	48.8%	51.0%	51.2%	50.8%
Risk-free interest rate	1.5%	0.9%	0.9%	1.7%
Dividend yield	—%	—%	—%	—%

In addition to the assumptions used in the Black-Scholes-Merton option-pricing model, we must also estimate a forfeiture rate to calculate the stock-based compensation expense for our awards. Our forfeiture rate is based on an analysis of our actual forfeitures. We will continue to evaluate the appropriateness of the forfeiture rate based on actual forfeiture experience, analysis of employee turnover and other factors. Quarterly changes in the estimated forfeiture rate can have a significant impact on our stock-based compensation expense as the cumulative effect of adjusting the rate is recognized in the period the forfeiture estimate is changed.

We will continue to use judgment in evaluating the assumptions related to our stock-based compensation on a prospective basis. As we continue to accumulate additional data related to our common stock, we may have refinements to our estimates, which could materially impact our future stock-based compensation expense.

Common Stock Valuations

The fair values of the common stock underlying our stock-based awards were determined by our board of directors, with input from management and third-party valuations. We believe that our board of directors has the relevant experience and expertise to determine the fair value of our common stock. As described below, the exercise price of our stock-based awards was determined by our board of directors based on the most recent third-party valuation as of the grant date.

Given the absence of a public trading market of our common stock, and in accordance with the American Institute of Certified Public Accountants Practice Guide, Valuation of Privately-Held-Company Equity Securities

Issued as Compensation, our board of directors exercised reasonable judgment and considered numerous objective and subjective factors to determine the best estimate of the fair value of our common stock including:

•	valuations of our common stock performed by unrelated third-party specialists;

•	the prices, rights, preferences and privileges of our convertible preferred stock relative to those of our common stock;

•	lack of marketability of our common stock;

•	our stage of development;

•	our actual operating and financial performance;

•	current business conditions and projections;

•	hiring of key personnel and the experience of our management;

•	significant product development milestones and the introduction of new product offerings;

•	likelihood of achieving a liquidity event, such as an initial public offering or a merger or acquisition of our company, given prevailing market conditions;

•	illiquidity of stock-based awards involving securities in a private company;

•	the market performance of comparable publicly traded companies;

•	recent private stock sale transactions; and

•	the U.S. and global capital market conditions.

The dates of our valuation reports, which were prepared on a quarterly basis, were not contemporaneous with the grant dates of our stock-based awards. Therefore, we considered the amount of time between the valuation report date and the grant date to determine whether to use the latest common stock valuation report for the purposes of determining the fair value of our common stock for financial reporting purposes. If stock-based awards were granted a short period of time preceding the date of a valuation report, we assessed the fair value of such stock-based awards used for financial reporting purposes after considering the fair value reflected in the subsequent valuation report and other facts and circumstances on the date of grant as discussed below. In certain instances, the fair value that we used for financial reporting purposes exceeded the exercise price for those awards. In reaching this conclusion, we also evaluated whether the subsequent valuation report indicated that any significant change in valuation had occurred between the previous valuation report and the grant date. The additional factors considered when determining any changes in fair value between the most recent valuation report and the grant dates included, when available, the prices paid in recent transactions involving our equity securities, as well as our stage of development, our operating and financial performance, current industry conditions and the market performance of comparable publicly traded companies. There were significant judgments and estimates inherent in these valuations, which included assumptions regarding our future operating performance, the time to completing an initial public offering or other liquidity event and the determinations of the appropriate valuation methods to be applied. If we had made different estimates or assumptions, our stock-based compensation expense, net loss and net loss per share attributable to common stockholders could have been significantly different.

In valuing our common stock, our board of directors determined the equity value of our business generally using the income approach and the market comparable approach valuation methods. Additionally, due to recent sales of our common stock, the prior sale of company stock approach was also considered.

Income Approach

The income approach estimates the fair value of a company based on the present value of our future estimated cash flows and our residual value beyond the forecast period. These future cash flows, including the cash flows beyond the forecast period for the residual value, are discounted to their present values using an appropriate discount rate to reflect the risks inherent in our company achieving these estimated cash flows. The discount rates used in our valuation were based primarily on benchmark venture capital studies of discount rates for other companies in our stage of development, considered along with industry-based weighted-average cost of capital rates.

Market Approaches

There are multiple variations of the market approach, of which our board of directors and the third-party valuation specialist utilized two different market approaches when performing the valuations since November 15, 2012, including the guideline public company multiples approach and the prior sales of stock approach.

The various market approaches often rely on the financial performance of other publicly traded companies in the networking industry, or the guideline companies. We identified the guideline companies by initially screening public companies in the networking industry, focusing on public companies located in the United States and traded on primary exchanges, and then selected the guideline companies based on size, growth prospects, comparability of operations, markets and business descriptions. We used the same nine selected guideline companies in all of our valuations from the November 15, 2012 valuation through the August 15, 2013 valuation. For our November 15, 2013 valuation, we considered our progress toward a potential initial public offering and added seven additional recently public companies to the guideline companies. We included these additional companies based on their high-growth characteristics and development of disruptive technologies in their respective segments of the IT market, which in most cases are adjacent to ours. For our November 15, 2013 valuation, we removed two of the nine selected guideline companies that had been used in all of our prior valuations as we believed that the companies were no longer comparable to us given their past and projected operating performance.

Guideline Public Company Multiples Approach. The guideline public company multiples approach estimates the enterprise value of a company by applying market multiples of our guideline companies to the appropriate metrics of the business to derive an implied value. In our valuations, the multiple of the comparable companies was determined using a ratio of the market value of invested capital less cash to each of the last twelve-month revenue and the next twelve-month revenue.

Prior Sales of Stock Approach. The prior sales of stock approach estimates the enterprise value of a company based on transactions involving equity securities of the enterprise with unrelated investors. When considering prior sales of the company’s equity, the valuation considers the size of the equity sale, the relationship of the parties involved in the transaction, the timing of the equity sale and the financial condition of the company at the time of the sale.

Once we determined an equity value, we utilized the option pricing method, or OPM, to allocate the equity value to each of our classes of stock. This method is generally preferred when future outcomes are difficult to predict and dissolution or liquidation is not imminent. OPM values each equity class by creating a series of call options on our equity value, with exercise prices based on the liquidation preferences, participation rights and strike prices of derivatives. Starting in November 2013, due to greater clarity on potential exit scenarios, we began using the Probability Weighted Expected Return Method, or PWERM, to allocate our equity value among the various outcomes.

Using the PWERM, the value of our common stock is estimated based upon an analysis of varying values for our common stock assuming the following possible future events for our company:

•	the completion of an initial public offering 0.75 years from the valuation date; and

•	no completion of an initial public offering or sale of the company within 2.0 years from the valuation date.

For these possible events, a range of equity values is estimated based on a number of factors, which include market and income valuation approaches that factor in revenue multiples based on the performance of our public company comparables, along with estimates by, and expectations of, our board of directors and management. For each equity value scenario, we determined the appropriate aggregate value to be allocated to holders of our shares of common stock based on the rights and preferences of each class and series of our stock at that time. Next, we estimated the timing of possible future event dates and applied a discount rate, based on our estimated weighted-average cost of capital. We then multiplied the discounted value of common stock under each scenario by an estimated probability for each of the possible events, resulting in a probability-weighted value per share of common stock. As noted, application of this approach involves the use of estimates, judgment and assumptions, such as future cash flows and selection of comparable companies. Changes in our assumptions or the interrelationship of those assumptions impacted the valuations as of each valuation date.

In addition, we considered an appropriate discount adjustment to recognize the lack of marketability since we are a closely held entity.

In order to estimate the concluded fair value of our common stock as of each valuation date, we considered the indications of value from either the OPM or the PWERM and the prior sales of company stock, which were weighted according to our board of director’s estimate of the indication of value resulting from each method.

We considered the amount of time between the valuation date and the grant date to determine whether to use the latest common stock valuation determined pursuant to the methods described above or a straight-line calculation between the two valuation dates. This determination included an evaluation of whether the subsequent valuation indicated that any significant change in valuation had occurred between the previous valuation and the grant date.

Information regarding stock awards granted since November 15, 2012 is summarized as follows:

Grant Date	Number of Stock Options Granted	Exercise Price	Fair Value Per Share of Common Stock	Aggregate Grant Date Fair Value (in thousands)
December 27, 2012	1,362,000	$4.18	$6.60	$4,464
January 7, 2013	410,000	4.18	7.23	1,869
March 11, 2013	780,700	7.76	9.98	4,433
April 19, 2013	504,000	7.76	10.80	3,221
June 7, 2013	367,000	8.77	11.66	2,483
July 8, 2013	782,000	8.77	12.09	5,612
September 9, 2013	1,387,500	10.18	15.29	13,301
October 7, 2013	707,900	10.18	18.30	8,505
December 9, 2013	570,500	22.49
January 13, 2014	529,050	22.49

The intrinsic value of all options outstanding as of September 30, 2013 was $         million, based on an assumed initial public offering price of $         per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus.

No single event caused the valuation of our common stock to increase through January 2014. Instead, a combination of the following factors, described in greater detail in the individual valuation discussions below, led to the changes in the fair value of the underlying common stock as determined by our board of directors. The increase was primarily due to business developments during this intervening period, particularly the increase in our number of customers and revenue and our progress towards an initial public offering, including discussions with prospective underwriters and an organizational meeting in December 2013.

To assist our board of directors with the determination of the exercise price for our stock options and the fair value of the common stock underlying the options, we obtained third-party valuations of our common stock as of

November 15, 2012, February 15, May 15, August 15 and November 15, 2013. Our valuations and determinations of the exercise price and the fair value of the underlying common stock for our stock-based awards granted on or between the respective valuation dates are discussed further below.

November 15, 2012 Valuation

As of November 15, 2012, our board of directors determined the fair value of our common stock to be $4.18 per share based on a contemporaneous valuation prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 25% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks. For the market approach, the last twelve months, or LTM, and the next twelve months, or NTM, revenue multiples selected were the median of our peer group LTM and NTM revenue multiples of 1.6x and 1.3x.

We then allocated our aggregate equity value to our common stock utilizing the OPM with the following assumptions: an expected volatility of 50%, a risk-free interest rate of 0.19% and a time to liquidity event of 1.25 years. We then reduced the results from the OPM by a non-marketability discount of 10.0%, which determined the fair value of our common stock to be $4.18 per share as of November 15, 2012. A non-marketability discount was applied to reflect the fact that private company common stock is not directly comparable to the value of publicly traded stock because stockholders of private companies do not have access to the trading markets of publicly traded companies. In October 2012, current and former employees sold approximately 1.0 million shares of our common stock, representing 1.9% of total shares outstanding, to a single buyer at $25.00 per share. We considered, but did not rely upon, the prior sales of stock approach in determining the fair value of our common stock due to the limited number of participants, limited number of shares transacted and limited instances of prior sales of our common stock, consisting of two occurrences prior to the November 15, 2012 valuation. Our board of directors used the value of $4.18 per share to set the exercise price of the options granted in December 2012 and January 2013 as this was the fair value determined by the most recent valuation prepared at that time.

Due to continued sales of our common stock in private transactions, we determined that a retrospective valuation of the fair value of our common stock as of February 15, 2013 was appropriate for financial reporting purposes. In connection with the preparation of our retrospective common stock valuation as of February 15, 2013, we noted that the fair value of our common stock increased from $4.18 per share on November 15, 2012 to $9.48 per share on February 15, 2013, which indicated that there was an increase in the fair value of the underlying common stock for our January 7, 2013 option grants. Accordingly, we determined on a straight-line basis that the fair value of the underlying common stock for the options granted on December 27, 2012 was $6.60 per share rather than $4.18 per share as previously determined, and the fair value of the underlying common stock for the options granted on January 7, 2013 was $7.23 per share rather than $4.18 per share as previously determined.

February 15, 2013 Valuation

We experienced 6% sequential revenue growth in the first quarter of 2013, and our income from operations slightly decreased by $1.5 million from the previous quarter. Our LTM and NTM improvements as well as increases in the observed multiples of our comparable publicly traded peer companies resulted in the majority of the increase in the valuation. The increase in the fair value of our common stock from the November 15, 2012 valuation was partially due to higher projected cash flows that were used in the income and market approaches.

As of February 15, 2013, our board of directors determined the fair value of our common stock to be $7.76 per share based on a contemporaneous valuation prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 17% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks. For the market approach, the LTM and NTM revenue multiples selected were the median of our peer group LTM and NTM revenue multiples of 2.5x and 2.2x.

We then allocated our aggregate equity value to our common stock utilizing the OPM with the following assumptions: an expected volatility of 40%, a risk-free interest rate of 0.17%, and a time to liquidity event of 1.00 year. We then reduced the results from the OPM by a non-marketability discount of 10.0%, which determined the fair value of our common stock to be $7.76 per share as of February 15, 2013. In December 2012, current and former employees sold approximately 291,000 shares of our common stock, representing 0.5% of total shares outstanding, to a single buyer at $25.00 per share. We considered, but did not rely upon, the prior sales of stock approach in determining the fair value of our common stock due to the limited number of participants and limited number of shares transacted. Our board of directors used the value of $7.76 per share to set the exercise price of the options granted in March and April 2013 as this was the fair value determined by the most recent valuation prepared at that time.

We believe the valuation of our common stock as of February 15, 2013 was based upon assumptions that were appropriate for valuing common stock of a private company at that time. However, due to continued sales of our common stock in private transactions until November 2013, we determined that a retrospective valuation of the fair value of our common stock as of February 15, 2013 was appropriate for financial reporting purposes. We reassessed the time to liquidity event used in the OPM with a corresponding change in the risk-free rate. We then applied a 90% weighting to the value determined using OPM and a 10% weighting to the value indicated from prior sale of our common stock in private transactions. On this basis, we determined that for financial reporting purposes, the retrospective fair value of our common stock as of February 15, 2013 was $9.48 per share.

May 15, 2013 Valuation

We experienced 39% sequential revenue growth in the second quarter of 2013 and increased our income from operations by $8.1 million from the previous quarter. Our LTM and NTM improvements resulted in the majority of the increase in the valuation. The increase in the fair value of our common stock from the February 15, 2013 valuation was partially due to higher projected cash flows that were used in the income and market approaches.

As of May 15, 2013, our board of directors determined the fair value of our common stock to be $8.77 per share based on a contemporaneous valuation prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 16% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks. For the market approach, the LTM, and the NTM revenue multiples selected were the median of our peer group LTM and NTM revenue multiples of 2.4x and 2.0x.

We then allocated our aggregate equity value to our common stock utilizing the OPM with the following assumptions: an expected volatility of 40%, a risk-free interest rate of 0.14% and a time to liquidity event of 0.76 year. We then reduced the results from the OPM by a non-marketability discount of 8.0%, which determined the fair value of our common stock to be $8.77 per share as of May 15, 2013. The decrease in the non-marketability discount from the February 15, 2013 valuation was attributable to the shortened timeframe before an anticipated exit event. In April 2013, current and former employees sold approximately 346,000 shares of our common stock, representing 0.6% of total shares outstanding, to a single buyer at $27.00 per share. We considered, but did not rely upon, the prior sales of stock approach in determining the fair value of our common stock due to the limited number of participants and limited number of shares transacted. Our board of directors used the value of $8.77 per share to set the exercise price of the options granted in June and July 2013 as this was the fair value determined by the most recent valuation prepared at that time.

We believe the valuation of our common stock as of May 15, 2013 was based upon assumptions that were appropriate for valuing common stock of a private company at that time. However, due to continued sales of our common stock in private transactions until November 2013, we determined that a retrospective valuation of the fair value of our common stock as of May 15, 2013 was appropriate for financial reporting purposes. We reassessed the time to liquidity event used in the OPM with a corresponding change in the risk-free rate and non-marketability discount. We then applied an 85% weighting to the value determined using OPM and a 15% weighting to the value indicated from prior sale of our common stock in private transactions. On this basis, we determined that for financial reporting purposes, the retrospective fair value of our common stock as of May 15, 2013 was $11.34 per share. In addition, we applied for financial reporting purposes a straight-line calculation using the valuations of $9.48 per share as of February 15, 2013 and $11.34 per share as of May 15, 2013 to retrospectively determine, with the benefit of hindsight, the fair value of our common stock for stock-based awards granted in March and April 2013.

August 15, 2013 Valuation

We experienced 20% sequential revenue growth in the third quarter of 2013 and increased our income from operations by $1.6 million from the previous quarter. Our LTM and NTM improvements resulted in the majority of the increase in the valuation. The increase in the fair value of our common stock from the May 15, 2013 valuation was partially due to higher projected cash flows that were used in the income and market approaches.

As of August 15, 2013, our board of directors determined the fair value of our common stock to be $10.18 per share based on a contemporaneous valuation prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. We applied a discount rate of 15% to the values derived from the income approach, which we believed to be reasonable and appropriate to apply to the cash flow forecast given our stage of development and inherent risks. For the market approach, the LTM and the NTM revenue multiples selected were near the average of the median and upper quartile of our peer group LTM and NTM revenue multiples, which ranged from a median of 2.0x to a top quartile of 2.8x with a range from a median of 1.9x to a top quartile of 2.5x.

We then allocated our aggregate equity value to our common stock utilizing the OPM with the following assumptions: an expected volatility of 40%, a risk-free interest rate of 0.10% and a time to liquidity event of 0.75 year. We then reduced the results from the OPM by a non-marketability discount of 8.0%, which determined the fair value of our common stock to be $10.18 per share as of August 15, 2013. In April 2013, current and former employees sold approximately 346,000 shares of our common stock, representing 0.6% of total shares outstanding, to a single buyer at $27.00 per share. We considered, but did not rely upon, the prior sales of stock approach in determining the fair value of our common stock due to the limited number of participants and limited number of shares transacted. Our board of directors used the value of $10.18 per share to set the exercise price of the options granted in September and October 2013 as this was the fair value determined by the most recent valuation prepared at that time.

We believe the valuation of our common stock as of August 15, 2013 was based upon assumptions that were appropriate for valuing common stock of a private company at that time. However, due to continued sales of our common stock in private transactions until November 2013, we determined that a retrospective valuation of the fair value of our common stock as of August 15, 2013 was appropriate for financial reporting purposes. We reassessed the time to liquidity event used in the OPM with a corresponding change in the risk-free rate and non-marketability discount. We then applied an 85% weighting to the value determined using OPM and a 15% weighting to the value indicated from prior sale of our common stock in private transactions. On this basis, we determined that for financial reporting purposes, the retrospective fair value of our common stock as of August 15, 2013 was $12.61 per share. In addition, we applied for financial reporting purposes a straight-line calculation using the valuations of $11.34 per share as of May 15, 2013 and $12.61 per share as of August 15, 2013 to retrospectively determine, with the benefit of hindsight, the fair value of our common stock for stock-based awards granted in June and July 2013.

November 15, 2013 Valuation

The increase in the fair value of our common stock from the August 15, 2013 valuation was primarily due to an increase in the aggregate enterprise value as a result of an increase in our actual and forecasted revenue combined with higher revenue multiples used due to the addition of seven new comparable industry peer companies, the sale of company stock in private transactions and to a lesser extent, our continued progress towards an initial public offering.

As of November 15, 2013, our board of directors determined the fair value of our common stock to be $22.49 per share based on a contemporaneous valuation prepared on a minority, non-marketable interest basis. Our aggregate equity value was determined using the income and market approaches.

We allocated our aggregate equity value to our common stock under two probability scenarios: (i) the assumption that we completed an initial public offering with an assumed time to liquidity event of 0.75 years and a discount for lack of marketability of 8% and (ii) the assumption that we did not have an initial public offering with an assumed time to liquidity event of 2.0 years and a discount for lack of marketability of 12.5%.

Our aggregate equity value under the first scenario was determined using the market approach. The LTM and the NTM revenue multiples selected were the average of the median and upper quartile of our peer group LTM and NTM revenue multiples, which ranged from a median of 2.9x to a top quartile of 6.4x with a range from a median of 2.5x to a top quartile of 4.6x.

Our aggregate equity value under the second scenario was determined using the income and market approaches. We determined that we had equal confidence in both approaches and, therefore, weighted them equally to determine the aggregate equity value before factoring in any discounts or allocations. For the income approach, we applied a discount rate of 12%. For the market approach, the LTM and the NTM, revenue multiples selected were the average of the median and upper quartile of our peer group LTM and NTM revenue multiples, which ranged from a median of 2.2x to a top quartile of 2.9x with a range from a median of 2.2x to a top quartile of 2.6x. We then allocated our aggregate equity value to our common stock utilizing the OPM with the following assumptions: an expected volatility of 40%, a risk-free interest rate of 0.31% and a time to liquidity event of 2.00 years. We then reduced the results from the OPM by a non-marketability discount of 12.5%.

We assigned a weighting of 50% to each scenario and used the PWERM to arrive at the estimated fair value per share of our common stock of $20.61 per share.

In November 2013, current and former employees sold approximately 159,209 shares of our common stock, representing 0.3% of total shares outstanding, to a single buyer at $30.00 per share. We then applied an 80% weighting to the value determined using PWERM and a 20% weighting to the value indicated from prior sale of our common stock in private transactions. On this basis, the board of directors determined that the fair value of our common stock as of November 15, 2013 was $22.49 per share. In addition, we applied for financial reporting purposes a straight-line calculation using the valuations of $12.61 per share as of August 15, 2013 and $22.49 per share as of November 15, 2013 to retrospectively determine, with the benefit of hindsight, the fair value of our common stock for stock-based awards granted in September and October 2013. For stock-based awards granted in December 2013, our board of directors set an exercise price of $22.49 per share given the close proximity of the November 15, 2013 valuation and the grant date of these awards. For stock-based awards granted in January 2014, our board of directors set an exercise price of $22.49 per share as this was the fair value determined by the most recent valuation prepared at that time. We have not yet determined for financial reporting purposes the fair value of our common stock for stock-based awards granted in December 2013 and January 2014. We will consider the progression of our proposed initial public offering, changes in our business and results of operations achieved since September 30, 2013 and any subsequent sales of our common stock, among other things, when determining the fair value of our common stock and recording the related stock-based compensation expense for the quarter ended December 31, 2013.

We have not granted any options subsequent to January 13, 2014. Our stock-based compensation expense related to stock-based awards is as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
	(In thousands)
Cost of revenue	$94	$270	$187	$257
Research and development	992	2,590	1,794	3,449
Sales and marketing	554	1,078	741	1,859
General and administrative	334	765	538	834

Total stock-based compensation	$1,974	$4,703	$3,260	$6,399

As of December 31, 2012 and September 30, 2013, we had stock-based compensation of $20.1 million and $36.9 million, respectively, related to unvested stock options net of estimated forfeitures that we expect to recognize over a weighted-average period of 3.5 years and 3.7 years, respectively. In future periods, we expect our stock-based compensation to increase as a result of the recognition of our existing unrecognized stock-based compensation as these awards vest and as we issue additional stock-based awards to attract and retain employees.

Income Taxes

Income tax expense is an estimate of current income taxes payable in the current fiscal year based on reported income before income taxes. Deferred income taxes reflect the effect of temporary differences and carryforwards that we recognize for financial reporting and income tax purposes.

We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. We measure deferred income tax assets and liabilities using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the positive and negative evidence available. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

We believe that we have adequately reserved for our uncertain tax positions, although we can provide no assurance that the final tax outcome of these matters will not be materially different. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will affect the provision for income taxes in the period in which such determination is made and could have a material impact on our financial condition and results of operations. The provision for income taxes includes the effects of any reserves that we believe are appropriate, as well as the related net interest and penalties.

Loss Contingencies

We use significant judgment and assumptions to estimate the likelihood of loss or the incurrence of a liability in determining loss contingencies. We accrue an estimated loss contingency when it is probable that a liability has been incurred and we can reasonably estimate the amount of loss. We record a charge equal to the minimum estimated liability for litigation costs or a loss contingency only when both of the following conditions are met: (i) information available prior to issuance of our consolidated financial statements indicates that it is probable that a liability had been incurred at the date of the financial statements and (ii) the range of loss can be reasonably estimated. We regularly evaluate current information available to us to determine whether such accruals should be adjusted and whether new accruals are required.

Quantitative and Qualitative Disclosures About Market Risk

We are exposed to market risk in the ordinary course of our business. Market risk represents the risk of loss that may impact our financial position due to adverse changes in financial market prices and rates. Our market risk exposure is primarily a result of fluctuations in foreign currency exchange rates and interest rates. As of September 30, 2013, we did not hold or issue financial instruments for trading purposes.

Foreign Currency Risk

Our results of operations and cash flows are subject to fluctuations due to changes in foreign currency exchange rates. Substantially all of our revenue is denominated in U.S. dollars. Our expenses are generally denominated in the currencies in which our operations are located, which is primarily in the United States and to a lesser extent in Europe and Asia. Our results of operations and cash flows are, therefore, subject to fluctuations due to changes in foreign currency exchange rates and may be adversely affected in the future due to changes in foreign exchange rates. The effect of a hypothetical 10% change in foreign currency exchanges rates applicable to our business would not have a material impact on our historical consolidated financial statements.

Interest Rate Sensitivity

Our exposure to market risk for changes in interest rates relates primarily to our cash and cash equivalents, notes receivable and our indebtedness. Our cash and cash equivalents are held in cash deposits, money market funds with maturities of less than 90 days from the date of purchase. Our primary exposure to market risk is interest income sensitivity, which is affected by changes in the general level of the interest rates in the United States. However, because of the short-term nature of the instruments in our portfolio, a sudden change in market interest rates would not be expected to have a material impact on our consolidated financial statements.

As of September 30, 2013, our notes receivable had a carrying value of $5.0 million. A hypothetical 10% change in market interest rates would not have a material impact on our consolidated financial statements.

Our total indebtedness, including our Convertible Notes, was $100.0 million as of September 30, 2013. Our exposure to interest rates relates to the change in the amounts of interest we must pay on our borrowings. A hypothetical 10% increase in our borrowing rates could result in an approximately $0.6 million annual increase in interest expense on the existing principal balances.

JOBS Act Accounting Election

We are an “emerging growth company,” as defined in the JOBS Act. Under the JOBS Act, emerging growth companies can delay adopting new or revised accounting standards issued subsequent to the enactment of the JOBS Act until such time as those standards apply to private companies. We have irrevocably elected not to avail ourselves of this exemption from new or revised accounting standards and, therefore, will be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies.

Recent Accounting Pronouncements

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits, or UTBs, against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. We will net UTBs against all available same-jurisdiction loss or other tax carryforwards that would be utilized rather than only against carryforwards that are created by the UTBs. This new guidance is effective for us beginning January 1, 2014, with early adoption permitted. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, we do not expect its adoption to have an impact on our consolidated financial statements.

BUSINESS

We are a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation data centers for enterprises. Our cloud networking solutions consist of our Extensible Operating System, or EOS, a set of network applications and our 10/40/100 Gigabit Ethernet switches. Our cloud networking solutions deliver industry-leading performance, scalability, availability, programmability, automation and visibility. Since we began shipping our products, we have grown rapidly, and, according to Crehan Research, we have achieved the second largest market share in data center 10/40/100 Gigabit Ethernet switch ports, excluding blade switching, sold in the first three quarters of 2013.

At the core of our cloud networking platform is EOS, which was purpose-built to be fully programmable and highly modular. The programmability of EOS has allowed us to create a set of software applications that address the requirements of cloud networking, including workflow automation, network visibility and analytics, and has also allowed us to rapidly integrate with a wide range of third-party applications for virtualization, management, automation, orchestration and network services.

EOS supports leading cloud and virtualization solutions, including VMware NSX, Microsoft System Center, OpenStack and other cloud management frameworks. We have worked with industry leaders to define new open protocols for the virtualized data center. We co-authored the VXLAN protocol specification with VMware and were the first to demonstrate VXLAN integration. We also co-authored the NVGRE protocol specification with Microsoft and support integration with Microsoft’s System Center.

We use standard Linux as our underlying operating system, providing customers with access to all Linux operating system facilities. This allows customers to extend our EOS software with off-the-shelf Linux applications and a growing number of open source management tools.

EOS has a highly modular architecture, which allows us to prevent network outages in deployments of our cloud networking solutions. This architecture also allows us to rapidly develop new features and protocols without compromising the quality of the existing code base. Because all of our switching products are powered by the same binary image of EOS, we are able to deliver these new innovations to our entire installed base with minimal disruption.

We sell our products through both our direct sales force and our channel partners. Since shipping our first products in 2008, our cumulative end-customer base has grown rapidly. Between December 31, 2010 and December 31, 2013, our cumulative end-customer base grew from approximately 570 to approximately 2,340. Our end customers span a range of industries and include large Internet companies, service providers, financial services organizations, government agencies, media and entertainment companies and others. Our customers include six of the largest cloud services providers based on annual revenue.

We have experienced rapid revenue growth over the last several years, increasing our revenue at a compound annual growth rate of 64% from 2010 to 2012. For 2010, 2011 and 2012, our revenue was $71.7 million, $139.8 million and $193.4 million, respectively. Our revenue for the nine months ended September 30, 2013 grew 81% when compared to same period in 2012. For the nine months ended September 30, 2012 and 2013, our revenue was $136.1 million and $246.5 million, respectively. For 2010, 2011 and 2012 and the nine months ended September 30, 2013, our net income was $2.4 million, $34.0 million, $20.3 million and $27.5 million, respectively.

Industry Background

Cloud computing is fundamentally changing the way IT infrastructure is built and how applications are delivered. In cloud computing, applications are distributed across thousands of servers. These servers are connected with high-speed network switches that, together, form a pool of resources that allows applications to be rapidly deployed and cost-effectively updated. Cloud computing enables ubiquitous and on-demand network access to these applications from Internet-connected devices including personal computers, tablets and smartphones.

Nearly all consumer applications today are delivered as cloud services. Enterprise applications are rapidly moving to the cloud as well, since cloud services are easier and more cost effective to deploy, scale and operate than traditional applications. Internet leaders like Amazon, eBay, Facebook, Google, Microsoft and Yahoo! pioneered the development of large-scale cloud data centers in order to meet the growing demands of their users, including business customers. Enterprises and service providers around the world are adopting cloud computing technologies in order to achieve similar performance improvements and cost reductions.

The aggregate network bandwidth in the cloud can be orders of magnitude higher than typical legacy data center networks. Therefore, the networks in such cloud environments must be architected and built in a new way. We refer to these next-generation data center networks as cloud networks. Cloud networks must deliver high capacity, high availability and predictable performance and must be programmable to allow integration with third-party applications for network, management, automation, orchestration and network services.

The development of large-scale cloud infrastructures has resulted in significant capital expenditures. For example, capital spending from the U.S.-based Internet leaders listed above alone increased from $5.3 billion in 2009 to $12.4 billion in 2012, representing a 33% compound annual growth rate. We believe that capital spending on cloud networking has grown at similar rates as the overall capital spending.

Limitations of Traditional Data Center Networks

In our view, cloud networks and legacy networks are fundamentally different. In a traditional data center, specific applications are installed on a small number of servers, and most network traffic is server-to-client, or “north-south” traffic, which results in perhaps a few terabits/second of aggregate network bandwidth. In the cloud, most network traffic is server-to-server, or “east-west” traffic. The aggregate network bandwidth in the cloud can exceed 1 petabit/second, orders of magnitude higher than that of typical legacy data center networks.

The much larger scale of cloud networks requires much higher network availability since network outages in the cloud are very expensive in terms of customer impact. Traditional network switches have evolved, and the features and capabilities of their operating system have expanded over many years without addressing the structural deficiencies of their underlying software architectures, making it difficult to achieve high network switch reliability.

Some networking vendors have built products that use proprietary protocols to address the scaling needs of next-generation data centers. However, proprietary protocols are generally not acceptable to Internet companies or cloud service providers because they create vendor lock-in.

Legacy networks are not programmable and, as a result, are extremely difficult to integrate with third-party applications for network management, automation, orchestration and network services. This lack of integration forces customers to continue to rely on time consuming, error-prone manual processes that may be cost-prohibitive.

Requirements for Cloud Networking

Cloud networks differ in many aspects from legacy networks, including capacity, performance, scale, availability, programmability, automation, visibility and cost performance. The requirements for cloud networking include the following:

•	Capacity, Performance and Scalability. Cloud networks must have sufficient capacity to interconnect large numbers of servers, up to hundreds of thousands, with predictable network bandwidth.

•	High Availability. Cloud networks must overcome hardware and software failures for customers in order to avoid network outages that can result in lost revenue, dissatisfied customers and increased operational cost.

•	Open and Programmable. Cloud networks must be based on open protocols and be programmable to enable integration with leading network applications and management and data analysis tools.

•	Workflow Automation. Cloud networks must offer automated provisioning and configuration to enable fast service delivery and to minimize operational costs, avoiding time-consuming and error-prone manual processes for configuring, provisioning, monitoring and managing the network.

•	Network Visibility. Cloud networks must provide IT administrators with real-time in-depth visibility of network status to proactively monitor, detect and notify when issues arise.

•	Cost Performance. Cloud networks must deliver high performance while lowering overall cost of ownership, including capital and operational costs.

Our Cloud Networking Solutions

We are a leading supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation enterprise data centers. Our cloud networking platform was purpose-built to address the functional and performance requirements for cloud networks. We deliver our solutions via our industry-leading 10/40/100 Gigabit Ethernet switches optimized for next-generation data center networks.

Our cloud networking solutions consist of EOS, our Extensible Operating System, a set of networking applications and our 10/40/100 Gigabit Ethernet switches. At the core of our cloud networking platform is EOS. EOS was architected to be fully programmable and highly modular.

As illustrated below, the programmability of EOS has allowed us to create a set of software applications and application programming interfaces, or APIs, that address the requirements of cloud networking, including workflow automation, network visibility and analytics, and has further allowed us to integrate rapidly with a wide range of third-party applications for virtualization, management, automation, orchestration and network services.

The key benefits of our cloud networking solutions are as follows:

Capacity, Performance and Scalability

Our cloud networking platform enables data center networks to scale to hundreds of thousands of physical servers and millions of virtual machines with the least number of switching tiers. We achieve this by leveraging standard protocols to meet the scale requirements of cloud computing. We have used active-active Layer 2 and Layer 3 network topologies to enable customers to build extremely large and resilient networks.

High Availability

Our highly modular EOS software architecture was designed to be fault-isolating and self-healing in order to deliver higher stability compared to legacy network operating systems. In addition, our customers can non-disruptively upgrade our switches running in the network using our Smart System Upgrade, or SSU, application.

Open and Programmable

Our EOS software was purpose-built to offer programmable interfaces throughout all levels of our software. This has allowed us to integrate our cloud networking platform with a wide range of leading third-party applications. For example, we support VMware NSX, OpenStack and Microsoft System Center for orchestration and fast provisioning, enabling true workload mobility and automatic provisioning of physical switches. We enable customers, through application programming interfaces, to write their own scripts to customize and optimize their networks. In addition, we support a wide range of software-defined network controllers via our Openflow and Directflow interfaces.

Workflow Automation

Our EOS software enables enterprises to provision networking resources in minutes with no manual intervention through our Zero Touch Provisioning. We also natively support Ansible, CFEngine, Chef, Puppet, virtual network orchestration applications and third-party management tools. Finally, EOS embraces the DevOps model, which is a software development method that combines development and operations, to provision and monitor servers, storage and network resources in a unified fashion.

Network Visibility

Our EOS software provides a set of tools and applications that proactively monitor, detect and notify network managers when network issues arise, delivering real-time data to third-party management applications including Corvil, ExtraHop, Riverbed and Splunk to provide detailed application visibility. Our telemetry applications include VM Tracer, which provides visibility down to the virtual machine level, Path Tracer, which detects errors in provisioned network paths, MapReduce Tracer, which monitors and optimizes the performance of Hadoop workloads, and Health Tracer, which monitors infrastructure resiliency. Our network visibility applications provide real-time insight into the status of the network. They include LANZ, which monitors latency, and DANZ, which provides advanced traffic monitoring with flow analysis and timestamps, plus the ability to perform tap aggregation for reporting and analysis.

Lower Total Cost of Ownership

Our cloud networking platform offers architectural and system advantages that provide our customers with cost-effective and highly available cloud networking solutions. Our programmable, scalable leaf-spine architectures, combined with industry-leading applications, significantly reduce the cost of networking when compared to legacy network designs, enabling faster time to service and improved availability. Our automation tools reduce the operational costs of provisioning, managing and monitoring a data center network and speed up service delivery. Our visibility tools provide high levels of visibility into complex network environments without the need for additional data collection equipment. As a result, far fewer network engineers are needed to operate large networks.

Our Market Opportunity

We compete primarily in the data center switching market for 10 Gigabit Ethernet and above, excluding blade switches. According to Crehan Research, this market will grow from approximately $6 billion in 2013 to $12 billion in 2017, representing a 19% compound annual growth rate.

We believe that cloud computing represents a fundamental shift from traditional legacy data centers and that cloud networking is the fastest growing segment within the data center switching market. As organizations of all sizes are adopting cloud architectures, spending on cloud and next-generation data centers has increased rapidly over the last several years, while traditional legacy IT spending has been growing more slowly.

Our Customers

As of December 31, 2013, we had delivered our cloud networking solutions to approximately 2,340 end customers worldwide in over 50 countries. Our end customers span a range of industries and include large Internet companies, service providers, financial services organizations, government agencies, media and entertainment companies and others. Our customers include six of the largest cloud service providers based on annual revenue. For each of the years ended December 31, 2011 and December 31, 2012 and for the nine months ended September 30, 2013, Microsoft accounted for more than 10% of our total revenue.

Our Competitive Strengths

We believe the following strengths will allow us to maintain and extend our technology leadership position in cloud networking and next-generation data center Ethernet switching:

•	Purpose-Built Cloud Networking Platform. We have developed a highly scalable cloud networking platform that uses software to address the needs of large-scale Internet companies, cloud service providers, financial services organizations, government agencies and media and entertainment companies, including virtualization, big data and low-latency applications. As a result, our cloud networking platform does not have the inherent limitations of legacy network architectures.

•	Broad and Differentiated Switch Portfolio. Using multiple silicon architectures, we have consistently delivered switches with industry-leading capacity, low latency, port density and power efficiency and have innovated in areas such as deep packet buffers, embedded optics and reversible cooling. Our broad switching portfolio has allowed us to offer customers products that best match their specific requirements.

•	Single Binary Image Software. The single binary image of EOS software allows us to maintain feature consistency across our entire product portfolio and enables us to introduce new software innovations into the market that become available to our entire installed base without a “forklift upgrade” (i.e., a broad upgrade of the data center infrastructure).

•	Rapid Development of New Features and Applications. Our highly modular EOS software has allowed us to rapidly deliver new features and applications while preserving the structural integrity and quality of our network operating system. We believe our ability to deliver new features and capabilities more quickly than possible with legacy switch operating systems provides us with a strategic advantage given that the requirements in cloud and next-generation data center networking continue to evolve rapidly.

•	Deep Understanding of Customer Requirements. We have developed close working relationships with many of our largest customers that provide us with insights about their needs and future requirements. This has allowed us develop and deliver products to market that meet customer demands and expectations as well as to rapidly grow sales to existing customers.

•

Strong Management and Engineering Team with Significant Data Center Networking Expertise. Our management and engineering team consists of networking veterans with extensive data center networking expertise. Our President and Chief Executive Officer, Jayshree Ullal, previously served as SVP and general manager of Cisco’s Data Center Business. Andy Bechtolsheim, our founder and Chief

Development Officer, was previously a founder and chief system architect at Sun Microsystems and from 1996 to 2003 served as VP/GM of the Gigabit Systems Business Unit at Cisco. Kenneth Duda, our founder, Chief Technology Officer and SVP Software Engineering, led the software development effort of the Gigabit Systems Business Unit at Cisco from 1996 to 2000.

•	Significant Technology Lead. We believe that our networking technology represents a fundamental advance in networking software. Our EOS software is the result of more than 1,000 man-years of research and development investment over a nine-year period.

Our Growth Strategy

We intend to grow our revenue and market share in cloud and next-generation data center Ethernet switching. Key elements of our growth strategy include:

•	Continue to Innovate and Extend our Technology Leadership. We plan to increase our investment in research and development to expand and enhance the features and capabilities of our cloud networking solutions, including our EOS software and our switching products. We believe that continued software and hardware innovation is critical to addressing the complex and changing requirements of cloud networks and that our approach will enable us to continue to innovate rapidly and bring new offerings to market.

•	Expand our Sales Organization and our Channel Partners. We intend to continue to invest in our sales organization around the globe as we pursue relationships with new large enterprise, service provider and government customers that are deploying data centers. We believe our channel partner network serves a critical role in growing our sales, and we intend to continue to expand our channel partner network and enhance our sales efficiency through sales and support training. We designed our Arista Partner Program, targeted at resellers and systems integrators, to engage partners who provide value-added services and extend our reach into the marketplace. As of December 31, 2013, we had approximately 560 channel partners worldwide.

•	Increase Penetration with our Existing Customer Base. Our customers often deploy our products initially for a specific application, which may account for only a portion of their networking needs. As we successfully demonstrate the benefits of our solutions, we see a significant opportunity to sell additional products and services to our existing customers to migrate additional workloads and applications onto our cloud networking platform. For example, the information technology department of a global financial services institution, which is associated with one of our underwriters, initially purchased our products for a trading application, then for an IP storage application and is now using our products in the core of its data center.

•	Expand Strategic Relationships. We have developed strategic relationships with a number of technology ecosystem participants including Aruba Networks, F5 Networks, Microsoft, Palo Alto Networks, Riverbed, Splunk and VMware, to allow integration of our cloud networking solutions with their offerings and enable an integrated experience for our customers. This is a key differentiating point of our solutions as it allows customers to improve performance by integrating with leading solutions. We intend to continue building upon these relationships to provide our customers with the ability to more easily integrate our networking products with their existing and planned IT infrastructures.

Our Products and Technology

We offer one of the broadest product lines of data center 10/40/100 Gigabit Ethernet switches in the industry, comprising our 7050 Series and 7150 Series top-of-rack switches, our 7250X Series and 7300 Series SPLINE switches and our 7500 Series spine switch.

We have consistently delivered switches with industry-leading capacity, low latency, port density, power efficiency. We have also innovated in areas such as deep packet buffers, embedded optics and reversible cooling. Our products have been recognized with a number of awards, including the Best of Interop Grand Prize that was given to our industry-leading spine switch, the Arista 7500 Series, in 2010 and again, to the Arista 7500E Series, in 2013. An overview of our switching portfolio is shown in the figure below.

We use multiple silicon architectures across our products, which allows us to build a broader range of switching products optimized for different functions in the network than competitors that utilize fewer silicon architectures. While we use multiple silicon architectures, all of our switches are powered with the same binary EOS image, which significantly simplifies deployment and ensures the same rich feature set and consistent operation across all our products.

Our broad switching portfolio has allowed us to offer customers products that best match their specific requirements. Examples of data center switch products we launched in 2013 are shown in the table below.

Our Extensible Operating System

The core of our cloud networking platform is our Extensible Operating System, or EOS, which runs on top of standard Linux and offers programmability at all layers of the stack. All of our 10/40/100 Gigabit Ethernet switches run our EOS software.

EOS is based on a new and innovative architecture that cleanly separates protocol processing from system state. Our EOS software is highly modular and consists of more than 100 separate processes that we call agents, each one handling specific protocol processing, device driver or system management functions. Each agent runs in user space as a separate Linux process and is completely protected and isolated from all other agents. Communication between agents only occurs through a central in-memory database called SysDB, which provides a central repository for all system state. Any update posted by an agent to SysDB is automatically forwarded to all other processes that need to be notified of such an update to perform the appropriate processing. The exchange of state through a central state repository is far more reliable than the conventional approach of direct inter-process communication between a large number of processes.

As illustrated below, all agents are isolated from each other and interact directly through SysDB, thereby ensuring fault containment and availability.

EOS Attributes

The modular and programmable architecture of EOS enables us to offer a set of attributes, capabilities and features that are essential for cloud networking and next-generation data centers.

High Availability

EOS is self-healing in the sense that individual processes can be restarted without impacting application traffic. The same attribute allows in-service software upgrades of individual EOS processes. The capability to recover from software faults and upgrade processes in a running system is not available in legacy network operating systems.

Programmable at All Layers

EOS is programmable at all layers from the Linux kernel to switch configuration, provisioning, automation and detailed monitoring of the network. We support the following application programming interfaces, or APIs:

•	JSON (JavaScript Object Notation) application programming interfaces to our EOS software enable us, customers and third parties to integrate our cloud networking solutions with existing orchestration and automation systems;

•	OpenFlow and DirectFlow interfaces enable programming of the forwarding state of the system for traffic engineering in conjunction with external controllers; and

•	vCenter APIs enable integration with VMware ESX and VMware NSX.

In addition, we support full access to Linux and support standard Linux tools such as Ping, TCPdump, Ganglia and Nagios, as well as customized Shell, Python and Perl scripts and native C++ programs.

Complete Network Visibility

Through EOS, we have developed a wide range of applications available to our customers for purchase as additional licenses that enable enhanced network monitoring and visibility without requiring additional external monitoring devices, including the following:

•	Latency Analyzer, or LANZ, an application that allows network operators to manage congestion actively in real-time and trigger packet data capture based on queue depth analysis, enabling proactive congestion management;

•	Data Analyzer, or DANZ, an application that integrates an advanced suite of Tap and SPAN Switch Port aggregation management with our switches;

•	VMTracer, an application that enables auto-provisioning of the network segmentation model on a per-VM basis and provides complete visibility of the locations of virtual machines on a given physical network port;

•	PathTracer, an application that detects issues with all paths in active-active Layer 2 or Layer 3 networks;

•	MapReduce Tracer, an application that provides faster rebalancing and recovery in case of node failures in Hadoop networks; and

•	Health Tracer, an application that monitors the health of the network switch.

Network Automation

EOS supports Puppet, Chef and Ansible, which enables automatic network configuration in the same manner as servers and storage. In addition, EOS provides two tools that greatly reduce network operational costs:

•	Zero Touch Provisioning, a tool that automates the provisioning of network infrastructure and speeds time to production for new services while eliminating the risk of human error; and

•	Zero Touch Replacement, a tool that provides automated provisioning of replacement switches, significantly reducing mean-time-to-replacement of a failed switch.

Leaf-Spine Network Designs

Our customers typically deploy leaf-spine network topologies consisting of leaf switches or top-of-rack switches, located in the server rack connected with uplinks to multiple load-sharing spine switches that provide the backbone. Our leaf-spine network designs scale up to more than 300,000 physical servers and millions of virtual machines using Equal Cost Multiple Pathing, or ECMP, to load balance Layer 3 network traffic across multiple spine switches. With Multi-Chassis Link Aggregation, or MLAG, we can build an active-active Layer 2 network that can connect more than 25,000 physical servers. Examples of our leaf-spine MLAG and ECMP architectures are illustrated below.

Our leaf-spine network designs have been widely deployed and provide predictable network bandwidth and latency. A key advantage of predictable network performance is that it eliminates the need to optimize the network for specific applications, which means a single network design works equally well for all applications.

Customer Support and Services

We have designed our customer support offerings to provide our customers with high levels of support. Our global team of support engineers engages directly with client IT teams and is available at all times over e-mail, by phone or through our website.

We offer multiple service options that allow our customers to select the product replacement service level that best meets their needs. We stock spare parts in over 85 locations around the world through our third-party logistics suppliers. All of our service options include unlimited access to bug-fixes, new feature-releases, online case management and our community forums.

Customer Case Studies

The following are examples of successful deployments of our products to build scalable, high-performance networks.

U.S.-Based Internet Leader

Problem: This top 10 U.S. web company was deploying a large big data cluster to improve its business analytics and optimize its cross-selling and application workflows. To accomplish this it had to deploy thousands of servers and hundreds of network devices quickly and without error. This had been a labor-intensive process that can take several hours per network switch.

Solution and Benefits: We devised an automated provisioning system that closely resembles the behavior of our customer’s Linux-based servers. Our Zero Touch Provisioning capability enabled the switch to boot itself, synchronize its software version, download a customized configuration and place itself into service automatically with no human intervention. This feature enabled our customer to accelerate its time to market and deploy this network with a much smaller IT staff, while ensuring there were no human configuration errors.

Cloud Database Application

Problem: A leading business software company needed a high-performance network solution for their cloud that would also enable automated and simplified provisioning and management, lowering the total cost of ownership of their service offering.

Solution and Benefits: We worked closely with the cloud engineering team to deliver a provisioning/management framework with EOS that allowed for the automated creation and management of cloud-based compute, network and storage systems. These features were enabled by EOS and resulted in a more reliable, high performance and agile cloud environment that is easier to provision, manage and monitor.

Global Financial Services Institution

Problem: The information technology department of a global financial services institution, which is associated with one of our underwriters, needed to build a scalable, next-generation data center based on the same principles cloud operators have followed: simple systems that embrace automation and scale with low and predictable costs. Additionally, this architecture would need to be deployed into existing data centers for build-outs of grid compute and Apache Hadoop big data analytics. The customer needed a scalable and reliable physical network that would be the foundation for their new software-defined data center, embracing network virtualization workloads that could be rapidly deployed with provisioning being automated by software.

Solution and Benefits: After evaluation and proof of concept testing, the customer chose our portfolio and EOS as its next-generation data center network standard because we were able to provide high scalability and performance at a low cost with low power consumption. In addition, EOS support for virtual networking and scalable and highly resilient software architecture was considered the best available solution for addressing the customer’s new evolving network operations architecture. The customer is currently using the EOS open programming model for integration with major cloud and network virtualization platforms, enabling automated provisioning of physical and virtual networking.

Medical Research Organization

Problem: This medical research organization needed increased bandwidth in order to reliably run computational programs that rapidly render DNA sequences and enable collaboration among various scientists. To speed its critical biomedical research, this customer needed a network that would enable the lossless transfer of significant amounts of data across its high-performance cluster consisting of thousands of computational devices.

Solution and Benefits: After meeting with us and understanding how our 7500 Series switch provides for the lossless transfer of petabytes of data, this customer chose our 10 Gigabit Ethernet solution for its high-performance cluster. EOS offered a number of extensibility features and Linux tools that this customer leveraged to significantly increase performance and reduce power consumption. Our technology enabled these results by reducing the overhead associated with large-scale computationally intensive clusters.

Global Financial Services Institution

Problem: The information technology department of a global financial institution, which is associated with one of our underwriters, needed to improve the performance of its trading platforms, and then scale the performance and capacity of its core network, reduce costs and build a multi-vendor infrastructure.

Solution and Benefits: Initially leveraging the ultra-low latency of our 7100 Series switches, this customer was able to decrease the latency of their trading platforms while providing a clear upgrade path to 40 Gigabit Ethernet so its servers could ingest significantly more data. The self-healing architecture of EOS ensured high availability in a critical trading environment, and with our Linux tooling, this customer was able to expose statistics on network utilization that helped it optimize its trading algorithms. Success in its early deployment led to additional deployments of our solutions by this customer, including in global trading locations at multiple venues, IP/storage interconnection, Tap/SPAN aggregation and ultimately the data center core, as we believe the customer continued to gain trust and confidence in our portfolio and EOS in critical production environments.

Sales and Marketing

We market and sell our products through both our direct sales force and our channel partners, including distributors, value-added resellers, systems integrators and OEM partners. We also sell in conjunction with various technology partners. To facilitate channel coordination and increase productivity, we have created a partner program, the Arista Partner Program, to engage partners who provide value-added services and extend our reach into the marketplace. Authorized training partners perform technical training of our channel partners and end customers.

Our sales organization is supported by systems engineers with deep technical expertise and responsibility for pre-sales technical support and solutions engineering for our end customers, systems integrators, original equipment manufacturers, or OEMs, and channel partners. A pool of shared inside sales and marketing representatives also supports these teams. Each sales team is responsible for a geographical territory, has responsibility for a number of major direct end-customer accounts or has assigned accounts in a specific vertical market. We have field sales teams operating in 23 countries. During 2012, 80% of our revenue was generated from the Americas, 12% from Europe, the Middle East and Africa and 8% from the Asia-Pacific region.

Our marketing activities consist primarily of technology conferences, web marketing, trade shows, seminars and events, public relations, analyst relations, demand generation and direct marketing to build our brand, increase end-customer awareness, communicate our product advantages and generate qualified leads for our field sales force and channel partners.

Research and Development

We believe our future success depends on our ability to develop new products and features that address the needs of our end customers. Our in-house engineering personnel are responsible for the development, quality, documentation, support and release of our products. We plan to continue to invest significantly in resources to conduct our research and development efforts.

Our research and development expenses totaled $26.4 million and $55.2 million for 2011 and 2012, respectively, and $36.6 million and $67.2 million for the nine months ended September 30, 2012 and 2013, respectively. We plan to continue to invest significant resources in our research and development efforts.

Manufacturing

We subcontract the manufacturing of all of our products to various contract manufacturers. Our primary manufacturing partners are Jabil Circuit and Foxconn. We also work with Flextronics International Ltd. to provide logistics and final configuration services in North America. This approach allows us to reduce our costs, manufacturing overhead and inventory position and allows us to adjust more quickly to changing end-customer demand. We require all of our manufacturing locations to be ISO-9001 certified.

Our contract manufacturing partners procure the majority of the components needed to build our products and assemble our products according to our design specifications. We retain complete control over the bill of material, test procedures and quality assurance programs. Our on-site personnel work closely with our partners and review on an ongoing basis forecasts, inventory levels, processes, capacity, yields and overall quality. Our EOS software is installed on our products at the original manufacturing location for the majority of our products or at one of our three theatre direct fulfillment facilities. Our contract manufacturing partners procure components and assemble our products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analyses from our sales and product management functions as adjusted for overall market conditions. We update these forecasts monthly. Once the completed products are manufactured and tested, our contract manufacturing partners ship them to various theatre direct fulfillment facilities in California, the Netherlands and Singapore for final configuration, quality control inspection and shipment to our distribution partners and end customers.

Competition

The markets in which we compete are highly competitive and characterized by rapidly changing technology, changing end-customer needs, evolving industry standards and frequent introductions of new products and services. We expect competition to intensify in the future as the market for cloud networking expands and existing competitors and new market entrants introduce new products or enhance existing products.

We compete with large network equipment and system vendors, including Cisco Systems, Juniper Networks, Brocade Communications Systems, Hewlett-Packard and Dell. We also face competition from other companies and new market entrants, some of which may be our current technology partners and end customers.

The principle competitive factors applicable to our products include:

•	breadth of product offerings and features;

•	reliability and product quality;

•	ease of use;

•	total cost of ownership, including automation, monitoring and integration costs;

•	performance and scale;

•	programmability and extensibility;

•	interoperability with other products;

•	ability to be bundled with other vendor offerings; and

•	quality of service, support and fulfillment.

We believe our products compete favorably with respect to these factors. Our EOS software offers high reliability, integrates with existing network protocols and is open and programmable. We believe the combination of EOS, a set of network applications and our 10/40/100 Gigabit Ethernet Switch makes our offering highly competitive for both cloud and enterprise data centers. However, many of our competitors have greater name recognition, longer operating histories, larger sales and marketing budgets and resources, broader distribution and established relationships with channel partners and end customers, greater access to larger end-customer bases, greater end-customer support resources, greater manufacturing resources, the ability to leverage their sales efforts across a broader portfolio of products, the ability to bundle competitive offerings with other products and services, the ability to set more aggressive pricing policies, lower labor and development costs, greater resources to make acquisitions, larger intellectual property portfolios and substantially greater financial, technical, research and development or other resources.

Intellectual Property

Our success and ability to compete depend substantially upon our core technology and intellectual property. We rely on patent, trademark and copyright laws, trade secret protection and confidentiality agreements with our employees, end customers, resellers, systems integrators and others to protect our intellectual property rights. As of December 31, 2013, we had 26 patent applications pending in the United States and one patent granted in the United States, which expires in 2028.

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We cannot assure you that any of our patent applications will result in the issuance of a patent or whether the examination process will result in patents of valuable breadth or applicability. In addition, any patents that may issue may be contested, circumvented, found unenforceable or invalidated, and we may not be able to prevent third parties from infringing them. We also license software from third parties for integration into our products, including open source software and other software available on commercially reasonable terms. We also own a number of trademarks in the United States and other jurisdictions, including Arista (which mark is not registered in the United States), EOS, CloudVision, Health Tracer, MapReduce Tracer, Path Tracer, MXP, RAIL and SPLINE.

We control access to and use of our software, technology and other proprietary information through internal and external controls, including contractual protections with employees, contractors, end customers and partners. Our software is protected by U.S. and international copyright, patent and trade secret laws. Despite our efforts to protect our software, technology and other proprietary information, unauthorized parties may still copy or otherwise obtain and use our software, technology and other proprietary information. In addition, we intend to expand our international operations, and effective patent, copyright, trademark and trade secret protection may not be available or may be limited in foreign countries.

Our industry is characterized by the existence of a large number of patents and frequent claims and related litigation regarding patent and other intellectual property rights. If we become more successful, we believe that competitors will be more likely to try to develop products that are similar to ours and that may infringe our proprietary rights. It may also be more likely that competitors or other third parties will claim that our products infringe their proprietary rights. In particular, large and established companies in our industry have extensive patent portfolios and are regularly involved in both offensive and defensive litigation. From time to time, third parties, including certain of these large companies and non-practicing entities, may assert patent, copyright, trademark and other intellectual property rights against us, our channel partners or our end customers, whom our standard license and other agreements obligate us to indemnify against such claims. Successful claims of infringement by a third party, if any, could prevent us from distributing certain products or performing certain services, require us to expend time and money to develop non-infringing solutions or force us to pay substantial damages, royalties or other fees. We cannot assure you that we do not currently infringe, or that we will not in the future infringe, upon any third-party patents or other proprietary rights.

Employees

As of December 31, 2013, we employed over 750 full-time employees. None of our employees are represented by unions. We consider our relationship with our employees to be good and have not experienced significant interruptions of operations due to labor disagreements.

Facilities

We currently lease approximately 150,000 square feet of space for our corporate headquarters in Santa Clara, California, pursuant to a lease that expires in September 2023. We lease additional space in San Francisco, California and in various other national and international locations, including: Bangalore, India; Vancouver, Canada; Shannon, Ireland; and Penang, Malaysia. We believe that our current facilities are adequate to meet our current needs. We also anticipate expanding our facilities as we add employees and enter new geographic markets. We believe that suitable additional or alternative space will be available at commercially reasonable terms as needed to accommodate any such future growth.

Legal Proceedings

From time to time we are a party to various litigation matters and subject to claims that arise in the ordinary course of business. In addition, third parties may from time to time assert claims against us in the form of letters and other communications. Except as otherwise set forth below, there is no pending or threatened legal proceeding to which we are a party that, in our opinion, is likely to have a material adverse effect on our future financial results of operations; however, the results of litigation and claims are inherently unpredictable. Regardless of the outcome, litigation can have an adverse impact on us because of defense and settlement costs, diversion of management resources and other factors.

In November 2013, we received a letter from Optumsoft, Inc., in which Optumsoft asserted (i) ownership of certain components of our EOS network operating system pursuant to the terms of a 2004 agreement between the companies and (ii) breaches of certain confidentiality and use restrictions in that agreement. Under the terms of the 2004 agreement, Optumsoft provided us with a non-exclusive, irrevocable, royalty-free license to software delivered by Optumsoft comprising a software tool used to develop certain components of EOS and a runtime library that is incorporated into EOS. The 2004 agreement places certain restrictions on our use and disclosure of the Optumsoft software and gives Optumsoft ownership of improvements, modifications and corrections to, and derivative works of, the Optumsoft software that we develop. In the November 2013 letter, Optumsoft requested that we provide copies of certain components of our software for evaluation by Optumsoft and cease all conduct constituting the alleged confidentiality and use restriction breaches. To date, Optumsoft has not filed any legal action against us, although we cannot assure you that it will not do so in the future. David Cheriton, one of our founders, a member of our board of directors and our largest stockholder (taking into consideration the shares of our capital stock held by the 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010), is a founder and, we believe, the largest stockholder and a director of Optumsoft.

We intend to vigorously defend against any action brought against us by Optumsoft. However, we cannot be certain that, if litigated, any claims by Optumsoft would be resolved in our favor. For example, if it were determined that Optumsoft owned components of our EOS network operating system, we would be required to transfer ownership of those components and any related intellectual property to Optumsoft. If Optumsoft were the owner of those components, it could make them available to our competitors, such as through a sale or license. In addition, if Optumsoft were to bring actual litigation, it could assert additional or different claims against us, including claims that our license from Optumsoft is invalid. An adverse litigation ruling could result in a significant damages award against us and injunctive relief. In addition, if our license was ruled to have been terminated, and we were not able to negotiate a new license from Optumsoft on reasonable terms, we could be prohibited from selling products that incorporate Optumsoft intellectual property. Any such adverse ruling could materially adversely affect our business, prospects, results of operation and financial condition. Whether or not we prevail in a lawsuit, we expect that any litigation would be expensive, time-consuming and a distraction to management in operating our business.

MANAGEMENT

Executive Officers and Directors

The following table provides information regarding our executive officers and directors as of December 31, 2013:

Name	Age	Position(s)

Jayshree Ullal	52	Chief Executive Officer, President and Director

Andy Bechtolsheim	58	Founder, Chief Development Officer, Director and Chairman of the Board

Kenneth Duda	42	Founder, Chief Technology Officer and Senior Vice President, Software Engineering

Kelyn Brannon	55	Chief Financial Officer

Anshul Sadana	37	Senior Vice President, Customer Engineering

Mark Smith	57	Senior Vice President, Worldwide Sales Operations

David Cheriton	62	Founder and Director

Charles Giancarlo(2)	56	Director

Ann Mather(1)	53	Director

Daniel Scheinman(2)	50	Director

Marc Stoll(1)	43	Director

(1)	Member of our audit committee.
(2)	Member of our compensation committee.
(3)	Member of our nominating and corporate governance committee.

Executive Officers

Jayshree Ullal has served as our President, Chief Executive Officer and a member of our board of directors since October 2008. From September 1993 to 2008, Ms. Ullal served in various positions at Cisco Systems, Inc., a manufacturer and seller of networking and communications projects, with her last position as senior vice president of data center and switching. Ms. Ullal holds a B.S. in Engineering (Electrical) from San Francisco State University and an M.S. in Engineering Management from Santa Clara University.

We believe that Ms. Ullal possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience in the networking industry and the operational insight and expertise she has accumulated as our President and Chief Executive Officer.

Andy Bechtolsheim is one of our founders and has served as our Chairman since 2004 and as our Chief Development Officer since 2009. In 1982, Mr. Bechtolsheim co-founded Sun Microsystems, Inc., a manufacturer and seller of computers and computer software, which was acquired by Oracle Corporation in January 2010. In 1995, Mr. Bechtolsheim co-founded and was president and chief executive officer of Granite Systems, Inc., a manufacturer of high-speed network switches, which was acquired by Cisco Systems, Inc. in 1996, and Mr. Bechtolsheim served in various positions including vice president and general manager of the Gigabit Systems Business Unit. In 2003, Mr. Bechtolsheim became the president of Kealia, Inc., a developer of networking solutions for servers, which was acquired by Sun Microsystems, Inc. in April 2004. From April 2004 to October 2008, Mr. Bechtolsheim served as senior vice president and chief systems architect at Sun Microsystems, Inc. Mr. Bechtolsheim attended University of Technology Munich and holds an M.S. in Computer Engineering from Carnegie Mellon University and was a Doctoral Student at Stanford University from 1977 to 1982.

We believe that Mr. Bechtolsheim possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the networking industry and the operational insight and expertise he has accumulated as one of our founders and as our Chief Development Officer.

Kenneth Duda is one of our founders and has served in various roles with us from 2004 to present, including Vice President of Software Engineering and Acting President. Since September 2011, Mr. Duda has served as our Chief Technology Officer and Senior Vice President of Software Engineering. From April 1999 to October 2004, Mr. Duda served as chief technology officer of There, Inc., a virtual worlds company. From September 1996 to April 1999, Mr. Duda was leading the software development of the switch kernel for the Gigabit System Business Unit with Cisco Systems, Inc. Mr. Duda holds B.S. and M.S. degrees in Computer Science and Electrical Engineering from the Massachusetts Institute of Technology and a Ph.D. in Computer Science from Stanford University.

Kelyn Brannon has served as our Chief Financial Officer since July 2013. From March 2012 until July 2013, Ms. Brannon served as chief financial officer of Delivery Agent, a provider of shopping-enabled entertainment for television shows and other entertainment content based in San Francisco. From August 2011 to March 2012, Ms. Brannon served as chief financial officer and executive vice president of NetShelter, a digital advertising network. Prior to that, Ms. Brannon was chief financial officer of Calix, a provider of broadband communications access systems and software from April 2008 until March 2011. From July 2004 to April 2008, Ms. Brannon served as executive vice president and chief financial officer of Calypso Technology, Inc., an application software provider for the capital markets industry. From August 2003 to July 2004, Ms. Brannon served as chief financial officer of Arzoon, Inc., a provider of logistics and transportation management software. From November 2000 to July 2003, Ms. Brannon served in various capacities at Creative Planet, Inc. (also known as Movie Magic Technologies, Inc. and Studio Systems, Inc.), including chief financial officer, president and chief executive officer. Previously, Ms. Brannon served in senior finance positions at Fort Point Partners, Inc., Amazon.com, Inc., Sun Microsystems, Inc., Lexmark International, Inc. and Ernst & Young LLP. Ms. Brannon is a Certified Public Accountant and a member of The American Institute of Certified Public Accountants. Ms. Brannon holds a B.A. degree in Political Science from Murray State University.

Anshul Sadana has served as our Senior Vice President of Customer Engineering since January 2012. From July 2007 to December 2011, Mr. Sadana has served in various other positions with us including Vice President of Customer Engineering. From November 1999 to July 2007, Mr. Sadana was the senior engineering manager of Gigabit Switching Business Unit at Cisco Systems, Inc. Mr. Sadana holds a B.E. degree in electronics from the University of Mumbai, a M.S. degree in Computer Science from the University of Illinois at Chicago and an executive M.B.A. degree from the Wharton School of Business.

Mark Smith has served as our Senior Vice President of Worldwide Sales Operations since December 2012. From January 2005 to October 2012, Mr. Smith served as executive vice president global field operations of Infoblox, Inc., an automated network control firm. From April 2004 to November 2004, Mr. Smith served as vice president of enterprise sales of Juniper Networks, Inc., a network security solutions firm. From 1999 until its acquisition by Juniper Networks, Inc. in April 2004, Mr. Smith served as vice president of sales of NetScreen Technologies, Inc., an integrated network security solutions company. Mr. Smith holds a B.A. degree in Political Science from Wheaton College.

Non-Employee Directors

David Cheriton is one of our founders and has served as our director since 2005. Since 1981, Prof. Cheriton has served as a Professor of Computer Science and Electrical Engineering at Stanford University. Prof. Cheriton was a founder of Granite Systems, acquired by Cisco Systems, Inc. in 1996, serving as a technical advisor at Cisco Systems for seven years and acting as chief ASIC architect for the Catalyst 4X00 line. Prof. Cheriton was also a founder and Chief Technology Officer of Kealia, a developer of networking solutions for servers, acquired by Sun Microsystems in 2004. Prof. Cheriton has also been a technical advisor with Google, Inc., VMware, Inc., Tibco Software Inc., Cisco Systems and Sun Microsystems, Inc. Prof. Cheriton is also the founder of Hicamp Systems Inc. and Optumsoft Inc. Prof. Cheriton holds a B.S. degree in mathematics from the University of British Columbia, and a M.S. and Ph.D. in Computer Science from the University of Waterloo.

We believe that Mr. Cheriton possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the networking industry and the operational insight and expertise he has accumulated as our chief scientist and one of our founders.

Charles Giancarlo has served as a member of our board of directors since April 2013. From 2008 through 2013, Mr. Giancarlo has served as a managing director of Silver Lake Partners, a private investment firm and is now a senior advisor to the firm. From 1993 to 2004, Mr. Giancarlo served in various positions with Cisco Systems, Inc., most recently as executive vice president and chief development officer. Mr. Giancarlo also serves on the board of directors of Accenture plc, a management consulting business, since 2008; Avaya, Inc., a provider of business collaboration and communications solutions, since 2008; ServiceNow, a provider of IT services, since 2013; and Imperva, Inc., a provider of business security solutions for critical applications and high-value data in the data center, since 2013. Mr. Giancarlo holds a B.S. degree in Electrical Engineering from Brown University, an M.S. degree in Electrical Engineering from the University of California at Berkeley and an M.B.A. from Harvard University.

We believe Mr. Giancarlo possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience as a venture capital investor and as an executive and board member of companies in the technology industry.

Ann Mather has served as a member of our board of directors since June 2013. From September 1999 to April 2004, Ms. Mather served as executive vice president and chief financial officer of Pixar, Inc., a computer animation studio, which was acquired by the Disney Corporation in May 2006. Prior to her service at Pixar, Ms. Mather served as executive vice president and chief financial officer of Village Roadshow Pictures, the film production division of Village Roadshow Limited. Ms. Mather also serves on the board of directors of Google, Inc., a global technology company, where she is chair of their audit committee; Glu Mobile Inc., a publisher of mobile games; MoneyGram International, Inc., a global payment services company; Netflix, Inc., an internet subscription service for movies and television shows; Solazyme, Inc., a renewable oil and bioproducts company; and Shutterfly, an Internet-based image publishing service. Ms. Mather holds an M.A. degree from Cambridge University.

We believe Ms. Mather possesses specific attributes that qualify her to serve as a member of our board of directors, including her extensive experience as a chief financial officer and as a board member of companies in the technology industry.

Daniel Scheinman has served as a member of our board of directors since October 2011. From January 1997 to April 2011, Mr. Scheinman served in various capacities with Cisco Systems, Inc., most recently as senior vice president, Cisco Media Solutions Group. Mr. Scheinman is currently an angel investor and has served as a member of the board of directors of Think Big Analytics since September 2012; Zoom Video Communications, Inc. since October 2011; GreenWave Reality since June 2011; and Auryn, Inc. since April 2006. Mr. Scheinman holds a B.A. degree in Politics from Brandeis University and a J.D. from the Duke University School of Law.

We believe Mr. Scheinman possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the legal industry and as an executive of companies in the technology industry.

Marc Stoll has served as a member of our board of directors since October 2013. From August 2008 to July 2013, Mr. Stoll served as vice president of worldwide sales finance for Apple, Inc. From June 2004 to July 2008, Mr. Stoll served in various capacities at CA Technologies, Inc., including senior vice president and corporate controller. Mr. Stoll holds an A.S. in Electrical and Electronics Engineering, from Grand Rapids Community College, a B.S. degree in Electrical and Electronics Engineering from Michigan Technology University and an M.B.A., Finance, Strategy, from The University of Chicago, Booth School of Business.

We believe Mr. Stoll possesses specific attributes that qualify him to serve as a member of our board of directors, including his extensive experience in the finance industry and as an executive of companies in the technology industry.

Our executive officers are appointed by our board of directors and serve until their successors have been duly elected and qualified. There are no family relationships among any of our directors or executive officers.

Codes of Business Conduct and Ethics

We have adopted a code of business conduct and ethics that applies to all of our employees, officers and directors, including our Chief Executive Officer, Chief Financial Officer, and other executive and senior financial officers. Upon the completion of this offering, the full text of our code of business conduct and ethics will be available on our website at www.arista.com. We intend to post any amendment to our code of business conduct and ethics, and any waivers of such code for directors and executive officers, on the same website. Information on or that can be accessed through our website is not part of this prospectus.

Board Composition

Our board of directors currently consists of seven members.

Following the completion of this offering, our amended and restated certificate of incorporation and amended and restated bylaws will provide for a classified board of directors, with each director serving a staggered, three-year term. The terms of the directors will expire upon the election and qualification of successor directors at the annual meeting of stockholders to be held during 2014 for the Class I directors, 2015 for the Class II directors and 2016 for the Class III directors.

•	Our Class I directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2014;

•	Our Class II directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2015; and

•	Our Class III directors will be , and , and their terms will expire at the annual meeting of stockholders to be held in 2016.

Upon expiration of the term of a class of directors, directors for that class will be elected for three-year terms at the annual meeting of stockholders in the year in which that term expires. Each director’s term shall continue until the election and qualification of his or her successor, or his or her earlier death, resignation or removal. Any additional directorships resulting from an increase in the number of authorized directors will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

The division of our board of directors into three classes with staggered three-year terms may delay or prevent a change of our management or a change of control. Under Delaware law, our directors may be removed for cause by the affirmative vote of the holders of a majority of our voting stock.

Director Independence

In connection with this offering, we intend to list our common stock on the             . Under the rules of the             , independent directors must comprise a majority of a listed company’s board of directors within a specified period of the completion of this offering. In addition, the rules of the              require that, subject to specified exceptions, each member of a listed company’s audit, compensation and nominating and corporate governance committees be independent. Under the rules of the             , a director will only qualify as an

“independent director” if, in the opinion of that company’s board of directors, that person does not have a relationship that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director. Audit committee members must also satisfy the independence criteria set forth in Rule 10A-3 under the Exchange Act.

In order to be considered independent for purposes of Rule 10A-3, a member of an audit committee of a listed company may not, other than in his or her capacity as a member of the audit committee, the board of directors or any other board committee accept, directly or indirectly, any consulting, advisory or other compensatory fee from the listed company or any of its subsidiaries or be an affiliated person of the listed company or any of its subsidiaries.

Our board of directors has undertaken a review of the independence of each director and considered whether each director has a material relationship with us that could compromise his ability to exercise independent judgment in carrying out his responsibilities. As a result of this review, our board of directors determined that Marc Stoll, Daniel Scheinman, Charles Giancarlo and Ann Mather, representing 4 of our 7 directors, were “independent directors” as defined under the applicable rules and regulations of the SEC and the listing requirements and rules of the            .

Committees of the Board of Directors

Our board of directors has an audit committee, a compensation committee and a nominating and corporate governance committee, each of which will have the composition and responsibilities described below upon completion of this offering. Members serve on these committees until their resignation or until otherwise determined by our board of directors.

Audit Committee

Ann Mather and Marc Stoll, each of whom is a non-employee member of our board of directors, comprise our audit committee. Ms. Mather is the chair of our audit committee. Our board of directors has determined that each of the members of our audit committee satisfies the requirements for independence and financial literacy under the rules and regulations of the              and the SEC. Our board of directors has also determined that Ann Mather qualifies as an “audit committee financial expert” as defined in the SEC rules and satisfies the financial sophistication requirements of the             . We expect to satisfy the member independence requirements for the audit committee prior to the end of the transition period provided under current              listing standards and SEC rules and regulations for companies completing their initial public offering. The audit committee is responsible for, among other things:

•	selecting and hiring our registered public accounting firm;

•	evaluating the performance and independence of our registered public accounting firm;

•	approving the audit and pre-approving any non-audit services to be performed by our registered public accounting firm;

•	reviewing our financial statements and related disclosures and reviewing our critical accounting policies and practices;

•	reviewing the adequacy and effectiveness of our internal control policies and procedures and our disclosure controls and procedures;

•	overseeing procedures for the treatment of complaints on accounting, internal accounting controls or audit matters;

•	reviewing and discussing with management and the independent registered public accounting firm the results of our annual audit, our quarterly financial statements and our publicly filed reports;

•	reviewing and approving in advance any proposed related person transactions; and

•	preparing the audit committee report that the SEC requires in our annual proxy statement.

Compensation Committee

Charlie Giancarlo and Dan Scheinman, each of whom is a non-employee member of our board of directors, comprise our compensation committee. Mr. Scheinman is the chairman of our compensation committee. Our board of directors has determined that each member of our compensation committee meets the requirements for independence under the rules of the              and the SEC, is a “non-employee director” within the meaning of Rule 16b-3 under the Exchange Act and is an “outside director” within the meaning of Section 162(m) of the Internal Revenue Code of 1986, or the Internal Revenue Code. We expect to satisfy the member independence requirements for the compensation committee prior to the end of the transition period provided under current              listing standards and SEC rules and regulations for companies completing their initial public offering. The compensation committee is responsible for, among other things:

•	reviewing and approving our Chief Executive Officer’s and other executive officers’ annual base salaries, incentive compensation plans, including the specific goals and amounts, equity compensation, employment agreements, severance arrangements and change in control agreements and any other benefits, compensation or arrangements;

•	administering our equity compensation plans;

•	overseeing our overall compensation philosophy, compensation plans and benefits programs; and

•	preparing the compensation committee report that the SEC will require in our annual proxy statement.

Nominating and Corporate Governance Committee

We will establish a nominating and corporate governance committee prior to the completion of this offering. We expect to satisfy the member independence requirements for the nominating and corporate governance committee prior to the end of the transition period provided under current              listing standards and SEC rules and regulations for companies completing their initial public offering. The nominating and corporate governance committee will be responsible for, among other things:

•	evaluating and making recommendations regarding the composition, organization and governance of our board of directors and its committees;

•	evaluating and making recommendations regarding the creation of additional committees or the change in mandate or dissolution of committees;

•	reviewing and making recommendations with regard to our corporate governance guidelines and compliance with laws and regulations; and

•	reviewing and approving conflicts of interest of our directors and corporate officers, other than related person transactions reviewed by the audit committee.

We intend to post the charters of our audit, compensation and nominating and corporate governance committees, and any amendments thereto that may be adopted from time to time, on our website at www.arista.com. Information on or that can be accessed through our website is not part of this prospectus. Our board of directors may from time to time establish other committees.

Compensation Committee Interlocks and Insider Participation

None of the members of our compensation committee is or has been an officer or employee of our company. None of our executive officers currently serves, or in the past year has served, as a member of the compensation committee or director (or other board committee performing equivalent functions or, in the absence of any such committee, the entire board of directors) of any entity that has one or more executive officers serving on our compensation committee or our board of directors.

Non-Employee Director Compensation

We do not currently have a formal policy with respect to compensation payable to our non-employee directors for service as directors. Our non-employee directors do not currently receive, and did not receive during 2013, any cash compensation for their services as directors or as board committee members. Our board of directors has, however, granted equity awards from time to time to non-employee directors as compensation for their service as directors.

The table below shows the equity and other compensation granted to our non-employee directors during 2013.

Name	Year	Option Awards($)(1)	All Other Compensation ($)	Total ($)
Daniel Scheinman	2013	57,021	—	57,021
Marc Stoll	2013	361,575	—	361,575
Charles Giancarlo	2013	191,949	—	191,949
Ann Mather	2013	200,598	—	200,598

(1)	The amounts in this column represent the aggregate grant date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

EXECUTIVE COMPENSATION

2013 Summary Compensation Table

The following table presents information concerning the total compensation of our named executive officers, for services rendered to us in all capacities during the years ended December 31, 2013:

Summary Compensation Table

Name and Principal Position	Year	Salary		Option Awards(1)	Non-Equity Incentive Plan Compensation($)(2)	Total
Jayshree Ullal	2013	$301,154		$—	$20,000	$321,154
President and Chief Executive Officer

Kelyn Brannon(3)	2013	$122,115	(4)	$2,138,610	$20,000	$2,280,725
Chief Financial Officer

Kenneth Duda	2013	$220,846		$588,740	$20,000	$829,586
Chief Technology Officer and Senior Vice President of Software Engineering

(1)	The amounts in this column represent the aggregate grant date fair value of the award as computed in accordance with Financial Accounting Standard Board Accounting Standards Codification Topic 718. The assumptions used in calculating the grant date fair value of the awards reported in this column are set forth in the notes to our audited consolidated financial statements included elsewhere in this prospectus.
(2)	The amounts included in this column represent incentives earned under our employee cash incentive plan described below.
(3)	Ms. Brannon was hired in July 2013.
(4)	Ms. Brannon’s salary reflects the prorated portion of her annual base salary of $250,000 paid in 2013.

Non-Equity Incentive Plan Compensation

We adopted a cash incentive plan, or the Employee Incentive Plan, to provide eligible participants with the opportunity to receive a cash payment for contributions to our success for the third and fourth quarters of 2013. Each of our named executive officers was eligible for cash payments under the Employee Incentive Plan. Payments under the Employee Incentive Plan were based on satisfaction of performance criteria and continued employment with us on the payment date. Our compensation committee reserved the right to determine performance for purposes of the plan based upon company-level achievement of goals and/or individual performance. We budgeted that each of our named executive officers could receive a target payment of $10,000 for each applicable quarter. Each of our named executive officers earned the target incentive payment for each quarter.

2013 Outstanding Equity Awards at Year-End

The following table presents information concerning all outstanding equity awards held by each of our named executive officers as of December 31, 2013.

Named Executive Officer	Grant Date		Option Awards – Number of Securities Underlying Unexercised Options(#) Exercisable	Option Awards – Number of Securities Underlying Unexercised Options(#) Unexercisable	Option Awards – Option Exercise Price($)	Option Awards – Option Expiration Date	Stock Awards – Number of Shares or Units of Stock That Have Not Vested(#)(1)	Stock Awards – Market Value of Shares or Units of Stock That Have Not Vested
Jayshree Ullal	4/30/11	(2)	—	—	—	—	750,000	$16,867,500
Kelyn Brannon	7/8/13	(3)	300,000	—	$8.77	7/7/23	—	—
Kenneth Duda	6/7/10	(4)	—	—	—	—	25,000	$526,250
	10/4/11	(5)	100,000	—	$3.33	10/3/21	—	—
	12/27/12	(6)	20,000	—	$4.18	12/26/22	—	—
	3/11/13	(7)	100,000	—	$7.76	3/10/23	—	—

(1)	Represents (i) restricted stock awards and (ii) shares of restricted stock issued upon the early exercise of stock options, in each case that remained unvested as of December 31, 2013. We have a right to repurchase any unvested shares subject to each such award if the holder of the award ceases to provide services to us prior to the date on which all shares subject to the award have vested in accordance with the applicable vesting schedule described in the footnotes below.
(2)	1/5 of the shares subject to the restricted stock award vest on September 30, 2013, and 1/60 of the shares vest monthly thereafter subject to Ms. Ullal’s continued status as a service provider on each such vesting date.
(3)	1/5 of the shares subject to the stock option vest on July 8, 2014, and 1/60 of the shares vest monthly thereafter, subject to Ms. Brannon’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.
(4)	1/4 of the shares subject to the stock option vest on June 7, 2011, and 1/48 of the shares vest monthly thereafter, subject to Mr. Duda’s continued status as a service provider on each such vesting date. All 200,000 shares subject to the option were early-exercised.
(5)	1/4 of the shares subject to the stock option vest on September 30, 2013, and 1/48 of the shares vest monthly thereafter, subject to Mr. Duda’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.
(6)	1/4 of the shares subject to the stock option vest on December 1, 2014, and 1/48 of the shares vest monthly thereafter, subject to Mr. Duda’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.
(7)	1/4 of the shares subject to the stock option vest on December 1, 2016, and 1/48 of the shares vest monthly thereafter, subject to Mr. Duda’s continued status as a service provider on each such vesting date. All shares subject to the option are early exercisable.

Executive Employment Arrangements

Jayshree Ullal Offer Letter

We have entered into an offer letter with Jayshree Ullal, our President and Chief Executive Officer, pursuant to which Ms. Ullal is an at-will employee. Ms. Ullal received a sign-on bonus of $100,000 upon joining us in 2008 and an annual salary of $1.00. Her current annual base salary is $300,000 per year and has been so since 2010. Upon the commencement of her employment, Ms. Ullal was granted the right to purchase 2,500,000 shares of common stock at an exercise price of $0.005 per share in exchange for her commitment to serve as our President and Chief Executive Officer for four years. Ms. Ullal was also granted an option to purchase 4,000,000 shares of common stock at an exercise price of $0.005 per share. Ms. Ullal is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

With respect to Ms. Ullal’s restricted stock award covering 1,000,000 shares of common stock, 50% of any then-unvested shares accelerate and vest upon a “change in control” as defined in our 2011 Equity Incentive Plan.

Kelyn Brannon Offer Letter

Kelyn Brannon joined us as our new Chief Financial Officer in July 2013. We have entered into an offer letter with Ms. Brannon that provides that she is an at-will employee and will receive a base salary of $250,000 per year. Ms. Brannon was also granted an option to purchase 300,000 shares of common stock at an exercise price of $8.77 per share pursuant to our 2011 Equity Incentive Plan and the individual stock option agreement thereunder. Ms. Brannon is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

In addition, we entered into a severance agreement with Ms. Brannon, effective as of July 8, 2013. The severance agreement provides that if Ms. Brannon’s employment is involuntarily terminated other than “cause” (as generally defined below) or if Ms. Brannon resigns for “good reason” (as generally defined below) then, subject to her execution of a release of claims, Ms. Brannon will receive continuing payments of her base salary for 12 months and accelerated vesting of time-based equity awards that would have vested had Ms. Brannon remained employment with us for 12 months following her termination of employment date. If the qualified termination of employment occurred during the period beginning on, and for 12 months following a change in control, then the equity acceleration benefit would be 50% of the then-unvested equity awards, if greater than the acceleration benefit described in the previous sentence.

For purposes of the severance agreement with Ms. Brannon, “cause” means generally:

•	an act of dishonesty made by executive in connection with executive’s responsibilities as an employee;

•	executive’s conviction of, or plea of nolo contendere to, a felony or any crime involving fraud, embezzlement or any other act of moral turpitude;

•	executive’s gross misconduct;

•	executive’s unauthorized use of disclosure of any proprietary information or trade secrets of ours or any other party to whom executive owes a duty of non-disclosure as a result of executive’s relationship with us;

•	executive’s willful breach of any obligations under any written agreement or covenant with us; or

•	executive’s continued failure to perform his or her duties after a demand from us setting the basis of our belief and failure to cure within 10 business days after receiving such notice.

For purposes of the severance agreement with Ms. Brannon, “good reason” means generally a resignation within 30 days following the expiration of any cure period following the occurrence of one or more of the following, without executive’s consent:

•	a material diminution of executive’s authority, duties or responsibilities;

•	a material reduction of executive’s base salary (other than reduction applied to management generally); or

•	a material change in the geographic location of executive’s primary work facility or location.

An executive must provide written notice within 90 days of the initial existence of good reason and provide a cure period of 30 days following the date of such notice.

Kenneth Duda Offer Letter

We have entered into an offer letter with Kenneth Duda, our Chief Technology Officer and Senior Vice President of Software Engineering, pursuant to which Mr. Duda is an at-will employee. Mr. Duda’s current annual base salary is $220,000 per year and has been so since 2012. Upon the commencement of his employment in 2004, Mr. Duda purchased 1,600,000 shares of common stock at a price per share of $0.005. Mr. Duda is also eligible to participate in all of our standard health, vacation and other benefits offered to our employees.

Employee Benefit and Stock Plans

2014 Equity Incentive Plan

Our board of directors intends to adopt a 2014 Equity Incentive Plan, or the 2014 Plan, in                     , 2014, and we expect our stockholders will approve it prior to the completion of this offering. Subject to stockholder approval, the 2014 Plan will be effective immediately prior to the completion of this offering and is not expected to be utilized until after the completion of this offering. Our 2014 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, restricted stock, restricted stock units, stock appreciation rights, performance units and performance shares to our employees, directors and consultants, and our parent and subsidiary corporations’ employees and consultants.

Authorized Shares. A total of             shares of our common stock are reserved for issuance pursuant to the 2014 Plan, of which no awards are issued and outstanding. In addition, the shares reserved for issuance under our 2014 Plan will also include (a) those shares reserved but unissued under our 2011 Plan (as defined below) and 2004 Plan (as defined below) as of the effective date described above and (b) shares returned to our 2011 Plan and 2004 Plan as the result of expiration or termination of options (provided that the maximum number of shares that may be added to the 2014 Plan pursuant to (a) and (b) is             shares). The number of shares available for issuance under the 2014 Plan will also include an annual increase on the first day of each year beginning in 2014, equal to the least of:

•	shares;

•	% of the outstanding shares of common stock as of the last day of our immediately preceding year; or

•	such other amount as our board of directors may determine.

Our compensation committee will administer our 2014 Plan after the completion of this offering. In the case of options intended to qualify as “performance-based compensation” within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more “outside directors” within the meaning of Section 162(m).

Plan Administration. Subject to the provisions of our 2014 Plan, the administrator has the power to determine the terms of the awards, including the exercise price, the number of shares subject to each such award, the exercisability of the awards, and the form of consideration, if any, payable upon exercise. The administrator also has the authority to amend existing awards to reduce their exercise price, to allow participants the opportunity to transfer outstanding awards to a financial institution or other person or entity selected by the administrator and to institute an exchange program by which outstanding awards may be surrendered in exchange for awards with a higher or lower exercise price.

Stock Options. The exercise price of options granted under our 2014 Plan must at least be equal to the fair market value of our common stock on the date of grant. The term of an incentive stock option may not exceed 10 years, except that with respect to any participant who owns more than 10% of the voting power of all classes of our outstanding stock, the term must not exceed five years and the exercise price must equal at least 110% of the fair market value on the grant date. Subject to the provisions of our 2014 Plan, the administrator determines the term of all other options.

After the termination of service of an employee, director or consultant, he or she may exercise his or her option or stock appreciation right for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option or stock appreciation right will remain exercisable for 12 months. In all other cases, the option or stock appreciation right will generally remain exercisable for three months following the termination of service. However, in no event may an option be exercised later than the expiration of its term.

Stock Appreciation Rights. Stock appreciation rights may be granted under our 2014 Plan. Stock appreciation rights allow the recipient to receive the appreciation in the fair market value of our common stock between the exercise date and the date of grant. Subject to the provisions of our 2014 Plan, the administrator determines the terms of stock appreciation rights, including when such rights become exercisable and whether to pay any increased appreciation in cash or with shares of our common stock, or a combination thereof, except that the per share exercise price for the shares to be issued pursuant to the exercise of a stock appreciation right will be no less than 100% of the fair market value per share on the date of grant.

Restricted Stock. Restricted stock may be granted under our 2014 Plan. Restricted stock awards are grants of shares of our common stock that vest in accordance with terms and conditions established by the administrator. The administrator will determine the number of shares of restricted stock granted and may impose whatever conditions to vesting it determines to be appropriate (for example, the administrator may set restrictions based on the achievement of specific performance goals or continued service to us). The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed. Shares of restricted stock that do not vest are subject to our right of repurchase or forfeiture.

Restricted Stock Units. Restricted stock units may be granted under our 2014 Plan. Restricted stock units are bookkeeping entries representing an amount equal to the fair market value of one share of our common stock. The administrator determines the terms and conditions of restricted stock units, including the number of units granted, the vesting criteria (which may include accomplishing specified performance criteria or continued service to us), and the form and timing of payment. The administrator, in its sole discretion, may accelerate the time at which any restrictions will lapse or be removed.

Performance Units and Performance Shares. Performance units and performance shares may be granted under our 2014 Plan Performance units and performance shares are awards that will result in a payment to a participant only if performance goals established by the administrator are achieved or the awards otherwise vest. The administrator will establish organizational or individual performance goals in its discretion, which, depending on the extent to which they are met, will determine the number and/or the value of performance units and performance shares to be paid out to participants. After the grant of a performance unit or performance share, the administrator, in its sole discretion, may reduce or waive any performance objectives or other vesting provisions for such performance units or performance shares. The administrator, in its sole discretion, may pay earned performance units or performance shares in the form of cash, in shares, or in some combination thereof.

Non-Employee Directors. Our 2014 Plan provides that all non-employee directors will be eligible to receive all types of awards (except for incentive stock options) under the 2014 Plan. Please see the description of our non-employee director compensation above under “Management—Non-Employee Director Compensation.”

Non-Transferability of Awards. Unless the administrator provides otherwise, our 2014 Plan generally does not allow for the transfer of awards, and only the recipient of an award may exercise an award during his or her lifetime.

Merger or Change in Control. Our 2014 Plan provides that in the event of a merger or change in control, as defined in the 2014 Plan, each outstanding award will be treated as the administrator determines, including that the successor corporation or its parent or subsidiary will assume or substitute an equivalent award for each outstanding award. The administrator is not required to treat all awards similarly. If there is no assumption or substitution of outstanding awards, the awards will fully vest, all restrictions will lapse, all performance goals or other vesting criteria will be deemed achieved at 100% of target levels and the awards will become fully exercisable.

2014 Employee Stock Purchase Plan

Our board of directors intends to adopt, and we expect our stockholders will approve, our 2014 Employee Stock Purchase Plan, or ESPP, in                     , 2014. The ESPP will become effective upon completion of this offering. We believe that allowing our employees to participate in the ESPP provides them with a further incentive towards ensuring our success and accomplishing our corporate goals.

Authorized Shares. A total of              shares of our common stock will be made available for sale under the ESPP. In addition, our ESPP provides for annual increases in the number of shares available for issuance under the plan on the first day of each year beginning in 2014, equal to the least of:

•	% of the outstanding shares of our common stock on the first day of such year;

•	shares; or

•	such amount as determined by our board of directors.

Plan Administration. Our compensation committee administers the ESPP and has full and exclusive authority to interpret the terms of the plan and determine eligibility to participate, subject to the conditions of the plan as described below.

Eligibility. Generally, all of our employees are eligible to participate if they are employed by us, or any participating subsidiary, for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted rights to purchase stock under the ESPP if such employee:

•	immediately after the grant would own stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock; or

•	holds rights to purchase stock under all of our employee stock purchase plans that accrue at a rate that exceeds $25,000 worth of stock for each calendar year.

Offering Periods. Our ESPP is intended to qualify under Section 423 of the Internal Revenue Code. Each offering period includes purchase periods, which will be approximately six months commencing with one exercise date and ending with the next exercise date. The offering periods are scheduled to start on the first trading day on or after             and             of each year, except for the first offering period, which will commence on the first trading day on or after completion of this offering and will end on the first trading day on or after             .

Our ESPP permits participants to purchase shares of common stock through payroll deductions of up to     % of their eligible compensation. A participant may purchase a maximum of             shares during a six-month period.

Exercise of Purchase Right. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The purchase price of the shares will be     % of the lower of the fair market value of our common stock on the first trading day of each offering period or on the exercise date. If the fair market value of our common stock on the exercise date is less than the fair market value on the first trading day of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period and will be paid their accrued contributions that have not yet been used to purchase shares of common stock. Participation ends automatically upon termination of employment with us.

Non-Transferability. A participant may not transfer rights granted under the ESPP. If the compensation committee permits the transfer of rights, it may only be done by will, the laws of descent and distribution, or as otherwise provided under the ESPP.

Merger or Change in Control. In the event of our merger or change in control, as defined under the ESPP, a successor corporation may assume or substitute each outstanding purchase right. If the successor corporation refuses to assume or substitute for the outstanding purchase right, the offering period then in progress will be shortened, and a new exercise date will be set. The administrator will notify each participant that the exercise date has been changed and that the participant’s option will be exercised automatically on the new exercise date unless prior to such date the participant has withdrawn from the offering period.

Amendment; Termination. Our ESPP will automatically terminate in                 , unless we terminate it sooner. Our board of directors has the authority to amend, suspend or terminate our ESPP, except that, subject to certain exceptions described in the ESPP, no such action may adversely affect any outstanding rights to purchase stock under our ESPP.

2004 Stock Plan

Our board of directors adopted and our stockholders approved our 2004 Equity Incentive Plan, or our 2004 Plan, in October 2004. Our 2004 Plan provides for the grant of incentive stock options, within the meaning of Section 422 of the Internal Revenue Code, nonstatutory stock options, restricted stock and stock bonuses. In March 2011, our board of directors terminated the 2004 Plan as to future grants. However, the 2004 Plan will continue to govern the terms and conditions of the outstanding options previously granted thereunder.

Authorized Shares. As of December 31, 2013, options to purchase 20,000 shares of our common stock were outstanding, and no shares were available for future grant under the 2004 Plan. The 2004 Plan has been terminated and no further shares will be granted thereunder.

Plan Administration. Our board of directors or a committee which it appoints administers the 2004 Plan. Subject to the provisions of our 2004 Plan, the administrator has the authority in its discretion to determine the terms of options awarded, the fair market value of our common stock and the exercise price of each option, the number of shares subject to each option and the vesting schedule applicable to the options (together with any vesting acceleration).

Transferability of Awards. Our 2004 Plan generally does not allow for options to be sold, pledged, assigned, hypothecated or otherwise transferred in any manner other than by will or the laws of descent or distribution and may be exercised, during the lifetime of the participant, only by the participant.

Certain Adjustments. In the event of any change in the number of our issued shares resulting from a stock split, reverse stock split, stock dividend, combination or reclassification of our common stock or any other increase or decrease as determined by the administrator is made in our capitalization, certain proportional adjustments will be made, including adjustments to the exercise price of the option, and in the number of shares covered by each outstanding option, as well as the number of shares available for issuance under the 2004 Plan but as to which no options have yet been granted or that have been returned to the 2004 Plan upon their cancellation. In the event of our proposed dissolution or liquidation, the administrator will notify the participants at least 15 days prior to such proposed action, and all outstanding options will terminate immediately prior to the consummation of such proposed transaction.

Merger. In the event of our merger with or into another corporation, each outstanding award may be assumed or an equivalent option or right may be substituted by the successor corporation or its parent or subsidiary. If, in such event, an option is not assumed or substituted, the administrator may provide for a pre-transaction exercise period and, after such exercise period, the award will terminate.

Plan Termination and Amendment. In March 2011, our board of directors discontinued future grants under the 2004 Plan, provided such action did not impair the existing rights of any participant.

2011 Equity Incentive Plan

Our board of directors adopted and our stockholders approved the 2011 Equity Incentive Plan, or our 2011 Plan, in March 2011. Our 2011 Plan permits the grant of incentive stock options, within the meaning Section 422 of the Internal Revenue Code, to our employees and any of our parent and subsidiary corporations’ employees, and for the grant of nonstatutory stock options, stock appreciation rights, restricted stock, and restricted stock units to our employees, directors and consultants and our parent and subsidiary corporations’ employees and consultants. We will not grant any additional awards under our 2011 Plan following this offering and will instead grant awards under our 2014 Equity Incentive Plan; however, the 2011 Plan will continue to govern the terms and conditions of the outstanding awards previously granted thereunder.

Authorized Shares. The maximum aggregate number of shares issuable under the 2011 Plan is 25,899,270 shares of our common stock. As of December 31, 2013, options to purchase 11,225,177 shares of our common stock were outstanding under our 2011 Plan and 8,942,785 shares of our common stock remained available for future grant under the 2011 Plan. Shares issued pursuant to awards under the 2011 Plan that we repurchase or that expire or are forfeited, as well as shares used to pay the exercise price of an award or to satisfy the tax withholding obligations related to an award, will become available for future grant under the 2011 Plan. In addition, to the extent that an award is paid out in cash rather than shares, such cash payment will not reduce the number of shares available for issuance under the 2011 Plan.

Plan Administration. The 2011 Plan is administered by our board of directors which, at its discretion or as legally required, may delegate such administration to our compensation committee and/or one or more additional committees (referred to as the “administrator”).

Subject to the provisions of our 2011 Plan, the administrator has the power to determine the terms of awards, including the recipients, the exercise price of the options, the number of shares subject to each award, the fair market value of a share of our common stock, the vesting schedule applicable to the awards, together with any vesting acceleration, the form of consideration, if any, payable upon exercise of the award and the terms of the award agreement for use under the 2011 Plan, among other powers. The administrator’s decisions, determinations and interpretations will be final and binding on all participants.

Stock Options. The administrator may grant incentive and/or nonstatutory stock options under our 2011 Plan; provided that incentive stock options are only granted to employees. The exercise price of such options must equal at least the fair market value of our common stock on the grant date. The term of an incentive stock option may not exceed 10 years; provided, however, that an incentive stock option held by a participant who owns more than 10% of the total combined voting power of all classes of our stock, or of certain of our parent or subsidiary corporations, may not have a term in excess of five years and must have an exercise price of at least 110% of the fair market value of our common stock on the grant date. The administrator will determine the methods of payment of the exercise price of an option, which may include cash, shares or other form of consideration determined by the administrator. After the termination of service of an employee, director or consultant, the participant may exercise his or her option, to the extent vested as of such date of termination, for the period of time stated in his or her award agreement. Generally, if termination is due to death or disability, the option will remain exercisable for twelve months (in the event of a termination due to death) or six months (in the event of a termination due to disability). In all other cases, the option will generally remain exercisable for thirty days following a termination of service. However, in no event may an option be exercised later than the expiration of its term. The specific terms will be set forth in an award agreement.

Restricted Stock. Restricted stock may be granted under our 2011 Plan. Restricted stock awards are grants of shares of our common stock that are subject to various restrictions, including restrictions on transferability and forfeiture provisions. Shares of restricted stock will vest and the restrictions on such shares will lapse, in accordance with terms and conditions established by the administrator. Recipients of restricted stock awards generally will have voting and dividend rights with respect to such shares upon exercise without regard to vesting. Shares of restricted stock that do not vest for any reason may be repurchased by us. The specific terms will be set forth in an award agreement.

Transferability of Awards. Unless the administrator provides otherwise, our 2011 Plan generally does not allow for the transfer of awards and only the recipient of an award may exercise such an award during his or her lifetime.

Certain Adjustments. In the event of certain changes in our capitalization, to prevent diminution or enlargement of the benefits or potential benefits available under the 2011 Plan, the administrator will make proportional adjustments to one or more of the number and class of shares that may be issued under the 2011 Plan and/or the number and price of shares covered by each outstanding award. In the event of our proposed liquidation or dissolution, each award will terminate immediately prior to the consummation of such action unless otherwise determined by the administrator.

Merger or Change in Control. Our 2011 Plan provides that in the event of a sale, merger or change of control, as defined under the 2011 Plan, each outstanding award will be assumed or substituted by the successor corporation, except that if a successor corporation or its parent or subsidiary does not assume or substitute an equivalent award for any outstanding award, then such award will fully vest, all restrictions on such award will lapse, all performance goals or other vesting criteria applicable to such award will be deemed achieved at 100% of target levels and such award will become fully exercisable for a specified period prior to the transaction. The award will then terminate upon the expiration of the specified period of time.

Plan Amendment, Termination. Our board of directors has the authority to amend, alter, suspend or terminate the 2011 Plan provided such action does not impair the existing rights of any participant.

401(k) plan

We maintain a tax-qualified 401(k) retirement plan for all employees who satisfy certain eligibility requirements, including requirements relating to age and length of service. Under our 401(k) plan, employees may elect to defer up to all eligible compensation, subject to applicable annual Internal Revenue Code limits. We do not match any contributions made by our employees, including executives, but have the discretion to do so. We intend for our 401(k) plan to qualify under Section 401(a) and 501(a) of the Internal Revenue Code so that contributions by employees to our 401(k) plan, and income earned on those contributions, are not taxable to employees until withdrawn from our 401(k) plan.

Limitation on Liability and Indemnification Matters

Our amended and restated certificate of incorporation and amended and restated bylaws, each to be effective upon the completion of this offering, will provide that we will indemnify our directors and officers and may indemnify our employees and other agents, to the fullest extent permitted by the Delaware General Corporation Law, which prohibits our amended and restated certificate of incorporation from limiting the liability of our directors for the following:

•	any breach of the director’s duty of loyalty to us or to our stockholders;

•	acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law;

•	unlawful payment of dividends or unlawful stock repurchases or redemptions; and

•	any transaction from which the director derived an improper personal benefit.

If Delaware law is amended to authorize corporate action further eliminating or limiting the personal liability of a director, then the liability of our directors will be eliminated or limited to the fullest extent permitted by Delaware law, as so amended. Our amended and restated certificate of incorporation does not eliminate a director’s duty of care and in appropriate circumstances, equitable remedies, such as injunctive or other forms of non-monetary relief, remain available under Delaware law. This provision also does not affect a director’s responsibilities under any other laws, such as the federal securities laws or other state or federal laws. Under our amended and restated bylaws, we will also be empowered to purchase insurance on behalf of any person whom we are required or permitted to indemnify.

In addition to the indemnification required in our amended and restated certificate of incorporation and amended and restated bylaws, we plan to enter into indemnification agreements with each of our current directors, officers and some employees before the completion of this offering. These agreements will provide indemnification for certain expenses and liabilities incurred in connection with any action, suit, proceeding or alternative dispute resolution mechanism, or hearing, inquiry or investigation that may lead to the foregoing, to which they are a party, or are threatened to be made a party, by reason of the fact that they are or were a director, officer, employee, agent or fiduciary of our company, or any of our subsidiaries, by reason of any action or inaction by them while serving as an officer, director, agent, or fiduciary, or by reason of the fact that they were serving at our request as a director, officer, employee, agent or fiduciary of another entity. In the case of an action or proceeding by, or in the right of, our company or any of our subsidiaries, no indemnification will be provided for any claim where a court determines that the indemnified party is prohibited from receiving indemnification. We believe that these bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers. We also maintain directors’ and officers’ liability insurance.

The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against directors for breach of their fiduciary duties. They may also reduce the likelihood of derivative litigation against directors and officers, even though an action, if successful, might benefit us and our stockholders. A stockholder’s investment may be harmed to the extent we pay the costs of settlement and damage awards against directors and officers pursuant to these indemnification provisions. Insofar as we may provide indemnification for liabilities arising under the Securities Act to our directors, officers and controlling persons pursuant to the foregoing provisions, or otherwise, we have been advised that, in the opinion of the SEC, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. There is no pending litigation or proceeding naming any of our directors or officers as to which indemnification is being sought, nor are we aware of any pending or threatened litigation that may result in claims for indemnification by any director or officer.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

We describe below transactions and series of similar transactions, during our last three years, to which we were a party or will be a party, in which:

•	the amounts involved exceeded or will exceed $120,000; and

•	any of our directors, executive officers or beneficial holders of more than 5% of any class of our capital stock had or will have a direct or indirect material interest.

2011 Note and Common Stock Financing

In January 2011, we entered into a note and common stock purchase agreement with two trusts that are related to two of our co-founders pursuant to which we issued and sold $25.0 million aggregate principal amount of subordinated convertible promissory notes. The interest rate on the subordinated convertible promissory notes is 6.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal and accrued interest on the subordinated convertible promissory notes is due and payable on the earlier of December 31, 2014 or upon the occurrence of an event of default. We are also required to prepay the subordinated convertible promissory notes upon a change of control unless the investor elects to convert its subordinated convertible promissory notes immediately prior to the closing of such change of control. If we elect to voluntarily prepay the subordinated convertible promissory notes or in the event of a change of control or a qualified initial public offering, the note holders have the option to convert the outstanding principal and accrued interest on their subordinated convertible promissory notes into shares of our common stock at a price per share equal to the conversion price. For a description of the subordinated convertible promissory notes, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Obligations.”

The number of shares of common stock issuable upon conversion of the subordinated convertible promissory notes set forth below assumes conversion of the notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus. In addition to the subordinated convertible promissory notes described above, we also issued an aggregate of 2,500,000 shares of common stock to the participants in the transaction at a price per share of $0.005. The following table summarizes the investment amounts of the two trusts related to two of our co-founders:

Name	Principal Amount of Notes	Shares of Common Stock issued	Shares of Common Stock issuable upon conversion of Notes
The David R. Cheriton Irrevocable Trust dtd July 27, 2010	$12,500,000	312,500
The Bechtolsheim Family Trust	$12,500,000	312,500

Stock Option Grants to Executive Officers

We have granted stock options to our executive officers. For a description of these options, see “Executive Compensation—2013 Outstanding Equity Awards at Year-End Table.”

Offer Letters

We have entered into offer letters and other arrangements containing compensation, termination and change of control provisions, among others, with certain of our executive officers as described under the caption “Executive Compensation—Executive Employment Arrangements” above.

Other than as described above, there has not been, nor is there any currently proposed, transactions or series of similar transactions to which we have been or will be a party other than compensation arrangements, which are described where required under “Executive Compensation.”

Investors’ Rights Agreements

Our investors’ rights agreements between us and certain purchasers of our preferred stock and our subordinated convertible promissory notes, including our principal stockholders with whom certain of our directors are affiliated, grant these stockholders certain registration rights with respect to certain shares of our common stock held by them, that will be issuable upon conversion of the shares of preferred stock held by them and that will be issuable upon conversion of the subordinated convertible promissory notes. For a description of these registration rights, see “Description of Capital Stock—Registration Rights—2004 Rights Agreement” and “Description of Capital Stock-Registration Rights—2011 Rights Agreement.”

Indemnification Agreements

We have entered into indemnification agreements with each of our directors and officers. The indemnification agreements and our certificate of incorporation and bylaws require us to indemnify our directors and officers to the fullest extent permitted by Delaware law. See “Executive Compensation—Limitation on Liability and Indemnification Matters.”

Policies and Procedures for Related Party Transactions

We have a formal written policy providing that our executive officers, directors, nominees for election as directors, beneficial owners of more than 5% of any class of our common stock and any member of the immediate family of any of the foregoing persons, is not permitted to enter into a related party transaction with us without the consent of our audit committee, subject to the exceptions described below.

In approving or rejecting any such proposal, our audit committee is to consider the relevant facts and circumstances available and deemed relevant to our audit committee, including, whether the transaction is on terms no less favorable than terms generally available to an unaffiliated third party under the same or similar circumstances, and the extent of the related party’s interest in the transaction. Our audit committee has determined that certain transactions will not require audit committee approval, including certain employment arrangements of executive officers, director compensation, transactions with another company at which a related party’s only relationship is as a non-executive employee, director or beneficial owner of less than 10% of that company’s shares and the aggregate amount involved does not exceed $120,000 in any fiscal year, transactions where a related party’s interest arises solely from the ownership of our common stock and all holders of our common stock received the same benefit on a pro rata basis and transactions available to all employees generally.

We believe that we have executed all of the transactions set forth above on terms no less favorable to us than we could have obtained from unaffiliated third parties. It is our intention to ensure that all future transactions between us and our officers, directors and principal stockholders and their affiliates, are approved by the audit committee of our board of directors and are on terms no less favorable to us than those that we could obtain from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock at December 31, 2013 and as adjusted to reflect the sale of common stock in this offering, for:

•	each of our directors;

•	each of our named executive officers;

•	all of our current directors and executive officers as a group; and

•	each person, or group of affiliated persons, who beneficially owned more than 5% of our common stock.

We have determined beneficial ownership in accordance with the rules of the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. Except as indicated by the footnotes below, we believe, based on information furnished to us, that the persons and entities named in the table below have sole voting and sole investment power with respect to all shares of common stock that they beneficially owned, subject to applicable community property laws.

Applicable percentage ownership is based on             shares of common stock outstanding at December 31, 2013, assuming the automatic conversion of our convertible preferred stock into common stock and the conversion of our subordinated convertible promissory notes issued to certain stockholders in the aggregate principal amount of $100.0 million into             shares of common stock based upon $         per share, the mid-point of the price range on the cover of this prospectus. In computing the number of shares of common stock beneficially owned by a person and the percentage ownership of such person, we deemed to be outstanding all shares of common stock subject to options held by the person that are currently exercisable or exercisable within 60 days of December 31, 2013. However, we did not deem such shares outstanding for the purpose of computing the percentage ownership of any other person.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o Arista Networks, Inc., 5453 Great America Parkway, Santa Clara, California 95054.

	Shares Beneficially Owned Prior to the Offering+		Shares Beneficially Owned After the Offering+
Name of Beneficial Owner+	Number of Shares	%	Number of Shares	%
5% Stockholders:
The 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010(1)
The Bechtolsheim Family Trust(2)
The 2000 Ullal Trust dated February 15, 2000(3)	4,062,500		4,062,500

Executive Officers and Directors:
Jayshree Ullal(3)(4)	7,462,500		7,462,500
Kelyn Brannon(5)	300,000		300,000
Kenneth Duda(6)	2,280,000		2,280,000
Andy Bechtolsheim(2)	12,312,500		12,312,500
David Cheriton(7)	40,000		40,000
Daniel Scheinman(8)	60,000		60,000
Charles Giancarlo(9)	80,000		80,000
Ann Mather(10)	30,000		30,000
Marc Stoll(11)	30,000		30,000
All current directors and executive officers as a group (11 Persons)(12)

+	Options to purchase shares of our capital stock included in this table are early exercisable, and to the extent such shares are unvested as of a given date, such shares will remain subject to a right of repurchase held by us.

*	Represents beneficial ownership of less than one percent (1%).
(1)	Includes 13,872,500 shares and shares issuable upon conversion of outstanding subordinated convertible promissory notes. All listed shares are held in an irrevocable trust for the benefit of the minor children of Mr. Cheriton. Mr. Cheriton disclaims beneficial ownership of the shares and disclaims voting and investment power over such shares. The address for the trustee of the trust is c/o South Dakota Trust Company, 201 South Phillips Ave., Suite 200, Sioux Falls, South Dakota 57104.
(2)	Includes 12,312,500 shares and shares issuable upon conversion of outstanding subordinated convertible promissory notes held by the Bechtolsheim Family Trust for which trust Mr. Bechtolsheim serves as trustee. Mr. Bechtolsheim may be deemed to exercise voting and investment power over such shares held in the trust, however, Mr. Bechtolsheim disclaims beneficial ownership of such shares.
(3)	Includes 4,062,500 shares held by the Jayshree Ullal and Vijay Ullal as Trustees of the 2000 Ullal Trust dated February 15, 2000, of which 750,000 remain subject to a repurchase right held by us at the original exercise price, as of a date within 60 days of December 31, 2013, in the event of the termination of Ms. Ullal’s employment with us. The repurchase right lapses as to approximately 16,667 shares per month. Ms. Ullal may be deemed to be the beneficial owner of the shares and to have voting and investment control over such shares.
(4)	Includes 200,000 shares held by The SITA Foundation over which Ms. Ullal may be deemed to exercise voting and investment control, however Ms. Ullal disclaims beneficial ownership of such shares. Includes 3,200,000 shares held in trusts for Ms. Ullal’s family members for which trusts Ms. Ullal serves as trustee. Ms. Ullal may be deemed to exercise voting and investment control over shares held in each of the trusts, however, Ms. Ullal disclaims beneficial ownership of such shares.
(5)	Includes 300,000 shares subject to an outstanding option which may be exercised prior to vesting, as of a date within 60 days of December 31, 2013, none of which shares are vested and all of which may be repurchased by us, if exercised, at the original exercise price.
(6)	Includes 220,000 shares subject to outstanding options which may be exercised prior to vesting, as of a date within 60 days of December 31, 2013, 35,416 of which shares are vested and 184,584 of which shares may be repurchased by us, if exercised, at the original exercise price.
(7)	Does not include 13,872,500 shares held in an irrevocable trust for the benefit of the children of Mr. Cheriton. Mr. Cheriton disclaims beneficial ownership of the shares and disclaims voting and investment power over such shares.
(8)	Includes 10,000 shares subject to an outstanding option which may be exercised prior to vesting, as of a date 60 days of December 31, 2013, none of which shares are vested and all of which may be repurchased by us, if exercised, at the original exercise price.
(9)	Includes 10,000 shares held of record by Mr. Giancarlo as trustee of the Giancarlo Family Trust UAD 11/02/98. Mr. Giancarlo may be deemed to be the beneficial owner of the 10,000 shares and to have voting and investment power over such shares. Includes 30,000 shares which may be repurchased by us at the original exercise price, as of a date within 60 days of December 31, 2013, in the event of the termination of Mr. Giancarlo’s services to us. The repurchase right lapses as to approximately 500 shares per month. Includes 40,000 shares held by Ag Investors LLC, a limited liability company of which Mr. Giancarlo is a member, and over which Mr. Giancarlo disclaims voting and investment control as well as beneficial ownership except to the extent of his pecuniary interest therein.
(10)	Includes 30,000 shares subject to an outstanding option which may be exercised prior to vesting, as of a date within 60 days of December 31, 2013, none of which shares are vested and all of which may be repurchased by us, if exercised, at the original exercise price.
(11)	Includes 30,000 shares subject to outstanding options which may be exercised prior to vesting, as of a date within 60 days of December 31, 2013, 2,000 of which shares are vested and 28,000 of which shares may be repurchased by us, if exercised, at the original exercise price.
(12)	Includes 758,000 shares subject to outstanding options which may be exercised prior to vesting, as of a date within 60 days of December 31, 2013, 37,416 of which shares are vested and 690,584 of which shares may be repurchased by us, if exercised, at the original exercise price in the event of the termination of employment of such officers with us.

DESCRIPTION OF CAPITAL STOCK

General

The following is a summary of the rights of our common stock and preferred stock and certain provisions of our amended and restated certificate of incorporation and amended and restated bylaws as they will be in effect upon the completion of this offering. This summary does not purport to be complete and is qualified in its entirety by the provisions of our amended and restated certificate of incorporation and amended and restated bylaws, copies of which have been filed as exhibits to the registration statement of which this prospectus is a part.

Immediately following the completion of this offering, our authorized capital stock will consist of 1,100,000,000 shares, with a par value of $0.0001 per share, of which:

•	1,000,000,000 shares are designated as common stock; and

•	100,000,000 shares are designated as preferred stock.

As of December 31, 2013, we had outstanding             shares of common stock, held by approximately stockholders of record, assuming the conversion of our subordinated convertible promissory notes into              shares of common stock (assuming conversion of the notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus, and no shares of preferred stock, assuming the automatic conversion of all outstanding shares of our convertible preferred stock into common stock, each such conversion to be effective immediately upon the completion of this offering. In addition, as of December 31, 2013, we had outstanding options to acquire 11,245,177 shares of our common stock.

Common Stock

The holders of common stock are entitled to one vote per share on all matters submitted to a vote of our stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Subject to preferences that may be applicable to any preferred stock outstanding at the time, the holders of outstanding shares of common stock are entitled to receive ratably any dividends declared by our board of directors out of assets legally available. See the section titled “Dividend Policy.” Upon our liquidation, dissolution or winding up, holders of our common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preference of any then outstanding shares of preferred stock. Holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

Preferred Stock

After the completion of this offering, no shares of preferred stock will be outstanding. Pursuant to our amended and restated certificate of incorporation, our board of directors will have the authority, without further action by the stockholders, to issue from time to time up to 100,000,000 shares of preferred stock in one or more series. Our board of directors may designate the rights, preferences, privileges and restrictions of the preferred stock, including dividend rights, conversion rights, voting rights, redemption rights, liquidation preference, sinking fund terms and the number of shares constituting any series or the designation of any series. The issuance of preferred stock could have the effect of restricting dividends on the common stock, diluting the voting power of the common stock, impairing the liquidation rights of the common stock or delaying, deterring or preventing a change in control. Such issuance could have the effect of decreasing the market price of the common stock. We currently have no plans to issue any shares of preferred stock.

Registration Rights—2004 Rights Agreement

Following the completion of this offering, the holders of shares of our convertible preferred stock or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a rights agreement dated October 16, 2004, or our 2004 Rights Agreement, between us and the holders of these shares, which was entered into in connection with our convertible preferred stock financing, and include demand registration rights, short-form registration rights and piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees and disbursements of one special counsel for the selling holders selected by them (not to exceed $25,000), will be borne by us and underwriting discounts and selling commissions will be borne by the holders of the shares being registered.

The registration rights provided for in the 2004 Rights Agreement terminate seven (7) years following the completion of this offering or, with respect to any particular stockholder, at such time that such stockholder can sell all of its registrable securities during any three-month period pursuant to Rule 144 of the Securities Act or the registrable securities of such stockholders represent less than one percent of our outstanding capital stock.

Demand Registration Rights

The holders of an aggregate of 24,000,000 shares of our common stock, or their permitted transferees, are entitled to demand registration rights pursuant to the 2004 Rights Agreement. Under the terms of the 2004 Rights Agreement, we will be required, upon the written request of holders of at least 50% of the shares that are entitled to registration rights under the 2004 Rights Agreement with respect to a registration with an anticipated aggregate offering price, before any underwriting discounts and commissions, in excess of $25.0 million, to register, as soon as practicable, all or a portion of these shares for public resale. We are required to effect only one registration pursuant to this provision of the rights agreement. Depending on certain conditions, however, we may defer such registration for up to 90 days twice in any 12-month period. We are not required to effect a demand registration earlier than 180 days after the effective date of this offering. If the holders requesting registration intend to distribute their shares by means of an underwriting, the underwriters of such offering will have the right to limit the number of shares to be underwritten for reasons related to the marketing of the shares.

Short-Form Registration Rights

The holders of an aggregate of 24,000,000 shares of our common stock or their permitted transferees are also entitled to short-form registration rights pursuant to the 2004 Rights Agreement. If we are eligible to file a registration statement on Form S-3, these holders have the right, upon written request from holders of these shares, to have such shares registered by us if the proposed aggregate offering price of the shares to be registered by the holders requesting registration is at least $2.5 million, net of any underwriter’s discounts or commissions, subject to exceptions set forth in the 2004 Rights Agreement.

Piggyback Registration Rights

The holders of an aggregate of 24,000,000 shares of our common stock or their permitted transferees are entitled to piggyback registration rights pursuant to the 2004 Rights Agreement. If we register any of our securities under the Securities Act, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the 2004 Rights Agreement.

Registration Rights—2011 Rights Agreement

Following the completion of this offering, the holders of              shares of our common stock (assuming conversion of our subordinated convertible promissory notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus) or their permitted transferees are entitled to rights with respect to the registration of these shares under the Securities Act. These rights are provided under the terms of a rights agreement dated January 4, 2011, or our 2011 Rights Agreement, between us and the holders of these shares, which was entered into in connection with our note and common stock financing, and include piggyback registration rights. In any registration made pursuant to such rights agreement, all fees, costs and expenses of underwritten registrations, including the reasonable fees and disbursements of one special counsel for the selling holders selected by them (not to exceed $75,000), will be borne by us, and all selling expenses, including underwriting discounts and selling commissions, will be borne by the holders of the shares being registered.

The registration rights provided for in the 2011 Rights Agreement terminate three (3) years following the completion of this offering or, with respect to any particular stockholder, at such time that that stockholder can sell all of its registrable securities during any 90-day period pursuant to Rule 144 of the Securities Act.

Piggyback Registration Rights

The holders of an aggregate of                  shares of our common stock (assuming conversion of our subordinated convertible promissory notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus) or their permitted transferees are entitled to piggyback registration rights pursuant to the 2011 Rights Agreement. If we register any of our securities under the Securities Act, subject to certain exceptions, the holders of these shares will be entitled to notice of the registration and to include their shares of registrable securities in the registration. The underwriters of any underwritten offering have the right to limit the number of shares registered by these holders for marketing reasons, subject to limitations set forth in the 2001 Rights Agreement.

Anti-Takeover Effects of Delaware Law and Our Certificate of Incorporation and Bylaws

Our amended and restated certificate of incorporation and amended and restated bylaws to be effective upon the completion of this offering will contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions and certain provisions of Delaware law, which are summarized below, could discourage takeovers, coercive or otherwise. These provisions are also designed, in part, to encourage persons seeking to acquire control of us to negotiate first with our board of directors. We believe that the benefits of increased protection of our potential ability to negotiate with an unfriendly or unsolicited acquirer outweigh the disadvantages of discouraging a proposal to acquire us.

Undesignated Preferred Stock. As discussed above under “—Preferred Stock,” our board of directors will have the ability to designate and issue preferred stock with voting or other rights or preferences that could deter hostile takeovers or delay changes in our control or management.

Limits on Ability of Stockholders to Act by Written Consent or Call a Special Meeting. Our amended and restated certificate of incorporation will provide that our stockholders may not act by written consent. This limit on the ability of stockholders to act by written consent may lengthen the amount of time required to take stockholder actions. As a result, the holders of a majority of our capital stock would not be able to amend the amended and restated bylaws or remove directors without holding a meeting of stockholders called in accordance with the amended and restated bylaws.

In addition, our amended and restated bylaws will provide that special meetings of the stockholders may be called only by the chairman of the board, the chief executive officer, the president (in the absence of a chief executive officer) or our board of directors. A stockholder may not call a special meeting, which may delay the ability of our stockholders to force consideration of a proposal or for holders controlling a majority of our capital stock to take any action, including the removal of directors.

Requirements for Advance Notification of Stockholder Nominations and Proposals. Our amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of our board of directors or a committee of the board of directors. These advance notice procedures may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed and may also discourage or deter a potential acquirer from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempt to obtain control of our company.

Board Classification. Our amended and restated certificate of incorporation provides that our board of directors will be divided into three classes, one class of which is elected each year by our stockholders. The directors in each class will serve for a three-year term. For more information on the classified board of directors, see “Management—Board Composition.” Our classified board of directors may tend to discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

Election and Removal of Directors. Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions that establish specific procedures for appointing and removing members of our board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, vacancies and newly created directorships on our board of directors may be filled only by a majority of the directors then serving on the board of directors. Under our amended and restated certificate of incorporation and amended and restated bylaws, directors may be removed only for cause by the affirmative vote of the holders of a majority of the shares then entitled to vote at an election of directors.

No Cumulative Voting. The Delaware General Corporation Law provides that stockholders are not entitled to the right to cumulate votes in the election of directors unless our restated certificate of incorporation provides otherwise. Our restated certificate of incorporation and amended and restated bylaws do not expressly provide for cumulative voting. Without cumulative voting, a minority stockholder may not be able to gain as many seats on our board of directors as the stockholder would be able to gain if cumulative voting were permitted. The absence of cumulative voting makes it more difficult for a minority stockholder to gain a seat on our board of directors to influence our board of directors’ decision regarding a takeover.

Delaware Anti-Takeover Statute. We will be subject to the provisions of Section 203 of the Delaware General Corporation Law regulating corporate takeovers. In general, Section 203 prohibits a publicly held Delaware corporation from engaging, under certain circumstances, in a business combination with an interested stockholder for a period of three years following the date the person became an interested stockholder unless:

•	prior to the date of the transaction, our board of directors approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder;

•	upon completion of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding, but not the outstanding voting stock owned by the interested stockholder, (1) shares owned by persons who are directors and also officers and (2) shares owned by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•	at or subsequent to the date of the transaction, the business combination is approved by our board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2⁄3% of the outstanding voting stock that is not owned by the interested stockholder.

Generally, a business combination includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. An interested stockholder is a person who, together with affiliates and associates, owns or, within three years prior to the determination of interested stockholder status, did own 15% or more of a corporation’s outstanding voting stock. We expect the existence of this provision to have an anti-takeover effect with respect to transactions our board of directors does not approve in advance. We also anticipate that Section 203 may discourage attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

The provisions of Delaware law and the provisions of our amended and restated certificate of incorporation and amended and restated bylaws could have the effect of discouraging others from attempting hostile takeovers and as a consequence, they might also inhibit temporary fluctuations in the market price of our common stock that often result from actual or rumored hostile takeover attempts. These provisions might also have the effect of preventing changes in our management. It is also possible that these provisions could make it more difficult to accomplish transactions that stockholders might otherwise deem to be in their best interests.

Transfer Agent and Registrar

Upon the completion of this offering, the transfer agent and registrar for our common stock will be             . The transfer agent’s address is             , and its telephone number is             .

Exchange Listing

We intend to apply to list our common stock on the             under the symbol “ANET.”

SHARES ELIGIBLE FOR FUTURE SALE

Prior to this offering, there has been no public market for shares of our common stock and we cannot assure you that a liquid trading market for our common stock will develop or be sustained after this offering. Future sales of substantial amounts of shares of common stock, including shares issued upon the exercise of outstanding options, in the public market after this offering, or the possibility of these sales occurring, could adversely affect the prevailing market price for our common stock or impair our ability to raise equity capital.

Upon the completion of this offering, a total of             shares of common stock will be outstanding, assuming the conversion of our subordinated convertible promissory notes into             shares of common stock (assuming conversion of the notes at the common stock price per share of $        , which is the mid-point of the price range on the cover of this prospectus) and the automatic conversion of all outstanding shares of preferred stock into shares of common stock. Of these shares, all the             shares of common stock sold in this offering by us, plus any shares sold upon exercise of the underwriters’ over-allotment option, will be freely tradable in the public market without restriction or further registration under the Securities Act, unless these shares are held by “affiliates,” as that term is defined in Rule 144 under the Securities Act.

The remaining outstanding shares of our common stock will be deemed “restricted securities” as defined in Rule 144. Restricted securities may be sold in the public market only if they are registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which rules are summarized below. In addition, holders of substantially all of our equity securities are subject to market stand-off agreements or have entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for at least 180 days following the date of this prospectus, as described below. As a result of these agreements and the provisions of our 2004 Rights Agreement described above under “Description of Capital Stock—Registration Rights—2004 Rights Agreement” and 2011 Rights Agreement described above under “Description of Capital Stock—Registration Rights—2011 Rights Agreement,” subject to the provisions of Rule 144 or Rule 701, following the expiration of the lock-up period, all shares subject to such provisions and agreements will be available for sale in the public market only if registered or pursuant to an exemption from registration under Rule 144 or Rule 701 under the Securities Act.

Rule 144

In general, under Rule 144 as currently in effect, once we have been subject to public company reporting requirements for at least 90 days, a person who is not deemed to have been one of our affiliates for purposes of the Securities Act at any time during the 90 days preceding a sale and who has beneficially owned the shares proposed to be sold for at least six months, including the holding period of any prior owner other than our affiliates, is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with the manner of sale, volume limitation or notice provisions of Rule 144, subject to compliance with the public information requirements of Rule 144. If such a person has beneficially owned the shares proposed to be sold for at least one year, including the holding period of any prior owner other than our affiliates, then such person is entitled to sell such shares (subject to the requirements of the lock-up agreements, as described below) without complying with any of the requirements of Rule 144.

In general, under Rule 144, as currently in effect, our affiliates or persons selling shares on behalf of our affiliates are entitled to sell upon expiration of the lock-up agreements described above, within any three-month period beginning 90 days after the date of this prospectus, a number of shares that does not exceed the greater of:

•	1% of the number of shares of common stock then outstanding, which will equal approximately shares immediately after this offering; or

•	the average weekly trading volume of the common stock during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

Sales under Rule 144 by our affiliates or persons selling shares on behalf of our affiliates are also subject to certain manner of sale provisions and notice requirements and to the availability of current public information about us. Notwithstanding the availability of Rule 144, the holders of substantially all of common stock have entered into lock-up agreements as described below, and their restricted securities will become eligible for sale (subject to the above limitations under Rule 144) upon the expiration of the restrictions set forth in those agreements.

Rule 701

Rule 701, as currently in effect, generally allows a stockholder who purchased shares of our common stock pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of our company during the immediately preceding 90 days to sell these shares (subject to the requirements of the lock-up agreements, as described below) in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. Rule 701 also permits affiliates of our company to sell their Rule 701 shares under Rule 144 without complying with the holding period requirements of Rule 144. However, all holders of Rule 701 shares are required to wait until 90 days after the date of this prospectus (or until such later date that is required by the lock-up agreements, as described below) before selling such shares pursuant to Rule 701.

Lock-Up Agreements

We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering, have agreed that, without the prior written consent of each of Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock; or

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of shares of our common stock or such other securities, in cash or otherwise, subject to certain exceptions set forth in section titled “Underwriters.”

Registration Rights

The holders of                  shares of common stock or their transferees will be entitled to various rights with respect to the registration of these shares under the Securities Act. Registration of these shares under the Securities Act would result in these shares becoming fully tradable without restriction under the Securities Act immediately upon the effectiveness of the registration, except for shares purchased by affiliates. See “Description of Capital Stock—Registration Rights—2004 Rights Agreement” and “Description of Capital Stock—Registration Rights—2011 Rights Agreement” for additional information.

Registration Statements on Form S-8

Upon the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register all of the shares of common stock issued or reserved for issuance under our stock option plans. Shares covered by this registration statement will be eligible for sale in the public market, upon the expiration or release from the terms of the lock-up agreements and subject to vesting of such shares.

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES TO NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the purchase, ownership and disposition of our common stock but does not purport to be a complete analysis of all the potential tax considerations relating thereto. This summary is based upon the provisions of the Internal Revenue Code of 1986, as amended, or the Code, Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, all as of the date hereof. These authorities may be changed, possibly retroactively, so as to result in U.S. federal income tax consequences different from those set forth below.

This summary also does not address the tax considerations arising under the laws of any non-U.S., state or local jurisdiction, or under U.S. federal gift and estate tax laws, except to the limited extent set forth below. In addition, this discussion does not address tax considerations applicable to an investor’s particular circumstances or to investors that may be subject to special tax rules, including, without limitation:

•	banks, insurance companies or other financial institutions;

•	persons subject to the alternative minimum tax or net investment income tax;

•	tax-exempt organizations or governmental organizations;

•	controlled foreign corporations, passive foreign investment companies and corporations that accumulate earnings to avoid U.S. federal income tax;

•	brokers or dealers in securities or currencies;

•	traders in securities that elect to use a mark-to-market method of accounting for their securities holdings;

•	persons that own, or are deemed to own, more than five percent of our capital stock (except to the extent specifically set forth below);

•	U.S. expatriates and certain former citizens or long-term residents of the United States;

•	partnerships or entities classified as partnerships for U.S. federal income tax purposes (and investors therein);

•	persons who hold our common stock as a position in a hedging transaction, “straddle,” “conversion transaction” or other risk reduction transaction or integrated investment;

•	persons who hold or receive our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons who do not hold our common stock as a capital asset within the meaning of Section 1221 of the Code; or

•	persons deemed to sell our common stock under the constructive sale provisions of the Code.

In addition, if a partnership or entity classified as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold our common stock, and partners in such partnerships, should consult their tax advisors.

You are urged to consult your tax advisor with respect to the application of the U.S. federal income tax laws to your particular situation, as well as any tax consequences of the purchase, ownership and disposition of our common stock arising under the U.S. federal estate or gift tax rules or under the laws of any state, local, non-U.S., or other taxing jurisdiction or under any applicable tax treaty.

Non-U.S. Holder Defined

For purposes of this discussion, you are a non-U.S. holder (other than a partnership) if you are any holder other than:

•	an individual citizen or resident of the United States (for tax purposes);

•	a corporation or other entity taxable as a corporation created or organized in the United States or under the laws of the United States or any political subdivision thereof or other entity treated as such for U.S. federal income tax purposes;

•	an estate whose income is subject to U.S. federal income tax regardless of its source; or

•	a trust (x) whose administration is subject to the primary supervision of a U.S. court and which has one or more “U.S. persons” (within the meaning of Section 7701(a)(3) of the Code) who have the authority to control all substantial decisions of the trust or (y) which has made a valid election to be treated as a U.S. person.

Distributions

As described in the section titled “Dividend Policy,” we have never declared or paid cash dividends on our common stock and do not anticipate paying any dividends on our common stock in the foreseeable future. However, if we do make distributions on our common stock, those payments will constitute dividends for U.S. tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. To the extent those distributions exceed both our current and our accumulated earnings and profits, they will constitute a return of capital and will first reduce your basis in our common stock, but not below zero, and then will be treated as gain from the sale of stock as described below under “—Gain on Disposition of Common Stock.”

Subject to the discussion below on effectively connected income, any dividend paid to you generally will be subject to U.S. withholding tax either at a rate of 30% of the gross amount of the dividend or such lower rate as may be specified by an applicable income tax treaty. In order to receive a reduced treaty rate, you must provide us with an IRS Form W-8BEN or other appropriate version of IRS Form W-8 certifying qualification for the reduced rate. A non-U.S. holder of shares of our common stock eligible for a reduced rate of U.S. withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the IRS. If the non-U.S. holder holds the stock through a financial institution or other agent acting on the non-U.S. holder’s behalf, the non-U.S. holder will be required to provide appropriate documentation to the agent, which then will be required to provide certification to us or our paying agent, either directly or through other intermediaries.

Dividends received by you that are effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, attributable to a permanent establishment maintained by you in the United States) are generally exempt from such withholding tax. In order to obtain this exemption, you must provide us with an IRS Form W-8ECI or other applicable IRS Form W-8 properly certifying such exemption. Such effectively connected dividends, although not subject to withholding tax, are taxed at the same graduated rates applicable to U.S. persons, net of certain deductions and credits. In addition, if you are a corporate non-U.S. holder, dividends you receive that are effectively connected with your conduct of a U.S. trade or business may also be subject to a branch profits tax at a rate of 30% or such lower rate as may be specified by an applicable income tax treaty. You should consult your tax advisor regarding any applicable tax treaties that may provide for different rules.

Gain on Disposition of Common Stock

Subject to the discussion below regarding legislation related to foreign accounts, you generally will not be required to pay U.S. federal income tax on any gain realized upon the sale or other disposition of our common stock unless:

•	the gain is effectively connected with your conduct of a U.S. trade or business (and, if required by an applicable income tax treaty, the gain is attributable to a permanent establishment maintained by you in the United States);

•	you are a non-resident alien individual who is present in the United States for a period or periods aggregating 183 days or more during the calendar year in which the sale or disposition occurs and certain other conditions are met; or

•	our common stock constitutes a U.S. real property interest by reason of our status as a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes at any time within the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

We believe that we are not currently and will not become a USRPHC. However, because the determination of whether we are a USRPHC depends on the fair market value of our U.S. real property relative to the fair market value of our other business assets, there can be no assurance that we will not become a USRPHC in the future. Even if we become a USRPHC, however, as long as our common stock is regularly traded on an established securities market, such common stock will be treated as U.S. real property interests only if you actually or constructively hold more than five percent of such regularly traded common stock at any time during the shorter of the five-year period preceding your disposition of, or your holding period for, our common stock.

If you are a non-U.S. holder described in the first bullet above, you will be required to pay tax on the net gain derived from the sale under regular graduated U.S. federal income tax rates, and a corporate non-U.S. holder described in the first bullet above also may be subject to the branch profits tax at a 30% rate, or such lower rate as may be specified by an applicable income tax treaty. If you are an individual non-U.S. holder described in the second bullet above, you will be required to pay a flat 30% tax (or such lower rate specified by an applicable income tax treaty) on the gain derived from the sale, which tax may be offset by U.S. source capital losses for the year (provided you have timely filed U.S. federal income tax returns with respect to such losses). You should consult any applicable income tax or other treaties that may provide for different rules.

Federal Estate Tax

Our common stock beneficially owned by an individual who is not a citizen or resident of the United States (as defined for U.S. federal estate tax purposes) at the time of their death will generally be includable in the decedent’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax treaty provides otherwise.

Backup Withholding and Information Reporting

Generally, we must report annually to the IRS the amount of dividends paid to you, your name and address and the amount of tax withheld, if any. A similar report will be sent to you. Pursuant to applicable income tax treaties or other agreements, the IRS may make these reports available to tax authorities in your country of residence.

Payments of dividends or of proceeds on the disposition of stock made to you may be subject to information reporting and backup withholding at a current rate of 28% unless you establish an exemption, for example, by properly certifying your non-U.S. status on an IRS Form W-8BEN or another appropriate version of IRS Form W-8.

Backup withholding is not an additional tax; rather, the U.S. federal income tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld. If withholding results in an overpayment of taxes, a refund or credit may generally be obtained from the IRS, provided that the required information is furnished to the IRS in a timely manner.

Foreign Account Tax Compliance

The Foreign Account Tax Compliance Act, or FATCA, imposes withholding tax at a rate of 30% on dividends on and gross proceeds from the sale or other disposition of our common stock paid to “foreign financial institutions” (as specially defined under these rules), unless such institution enters into an agreement with the U.S. government to withhold on certain payments and to collect and provide to the U.S. tax authorities substantial information regarding the U.S. account holders of such institution (which includes certain equity and debt holders of such institution, as well as certain account holders that are foreign entities with U.S. owners) or otherwise establishes an exemption. The legislation also generally will impose a U.S. federal withholding tax of 30% on dividends on gross proceeds from the sale or other disposition of our common stock paid to a “non-financial foreign entities” (as specially defined for purposes of these rules) unless such entity provides the withholding agent with a certification identifying certain substantial direct and indirect U.S. owners of the entity, certifies that there are none or otherwise establishes an exemption. Under certain transition rules, withholding under FATCA on withholdable payments to foreign financial institutions and non-financial foreign entities is expected to apply after December 31, 2016 with respect to gross proceeds from the sale or other disposition of stock in a U.S. corporation, including our common stock, and after June 30, 2014 with respect to dividends on our common stock. An intergovernmental agreement between the United States and an applicable foreign country may modify the requirements described in this paragraph. Non-U.S. holders should consult their own tax advisors regarding the possible implications of this legislation on their investment in our common stock.

Each prospective investor should consult its own tax advisor regarding the particular U.S. federal, state and local and non-U.S. tax consequences of purchasing, holding and disposing of our common stock, including the consequences of any proposed change in applicable laws.

UNDERWRITERS

We and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, severally, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. LLC
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated
Barclays Capital Inc.
Credit Suisse Securities (USA) LLC
Deutsche Bank Securities Inc.
Wells Fargo Securities, LLC
Cowen and Company, LLC
JPM Securities LLC
Needham & Company, LLC
Oppenheimer & Co., Inc.
Pacific Crest Securities LLC
Stifel Nicolaus & Company, Incorporated
The Juda Group, a division of Concept Capital Markets, LLC
William Blair & Company, L.L.C.
Raymond James & Associates, Inc.

Total

The underwriters listed above are collectively referred to as the “underwriters.” Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. are referred to as the “representatives.” The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.

The underwriters initially propose to offer part of the shares of common stock directly to the public at the offering price listed on the cover page of this prospectus and part to certain dealers, at such offering price less a selling concession not in excess of $         per share. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives. The offering of the shares by the underwriters is subject to receipt and acceptance and subject to the underwriters’ right to reject any order in whole or in part.

We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter’s name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table.

The following table shows the per-share and total public offering price, underwriting discounts and commissions and proceeds before expenses to us. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional              shares of our common stock.

Total
	Per Share	No Exercise	Full Exercise
Public offering price	$	$	$
Underwriting discounts and commissions to be paid by us	$	$	$
Proceeds, before expenses, to us	$	$	$

The estimated offering expenses payable by us, exclusive of the underwriting discounts and commissions, are approximately $        . We have agreed to reimburse the underwriters for certain FINRA-related expenses incurred by them in connection with the offering, up to $                 as set forth in the underwriting agreement.

The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

We intend to apply to have our common stock listed on the             under the symbol “ANET.”

We, all of our directors and officers and the holders of substantially all of our common stock, or securities exercisable for or convertible into our common stock outstanding immediately prior to this offering have agreed that, without the prior written consent of each of Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus, referred to as the “restricted period”:

•	offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase lend or otherwise transfer or dispose of, directly or indirectly, any shares of common stock or any other securities convertible into or exercisable or exchangeable for common stock;

•	enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of common stock, whether any such transaction described in these first two bullets is to be settled by delivery of common stock or such other securities, in cash or otherwise; or

•	in our case, file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock.

In addition, we and each such person agrees that, without the prior written consent of each of Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc. on behalf of the underwriters, we or such other person will not, during the restricted period, make any demand for or exercise any right with respect to, the registration of any shares of common stock or any security convertible into or exercisable or exchangeable for common stock. The restrictions described in the immediately preceding paragraph shall not apply to:

•	transactions by a securityholder relating to shares of common stock or other securities acquired in open market transactions after the completion of this offering, provided that no filing under Section 16(a) of the Securities Exchange Act of 1934, or the Exchange Act, shall be required or shall be voluntarily made in connection with subsequent sales of Common Stock or other securities acquired in such open market transactions;

•	the transfer by a securityholder of shares of common stock or any securities convertible into or exercisable or exchangeable for common stock: (i) to an immediate family member of a securityholder or to a trust, or other entity formed for estate planning purposes formed for the direct or indirect benefit of the securityholder or such immediate family member; (ii) by bona fide gift, will or intestacy; (iii) if the securityholder is a corporation, partnership, limited liability company or other business entity (A) to another corporation, partnership, limited liability company or other business entity that is an affiliate of such securityholder or (B) as part of a disposition, transfer or distribution by such securityholder to its members, limited partners or equity holders; or (iv) if the securityholder is a trust, to a trustor or beneficiary of the trust; provided that in each case, each transferee, donee or distributee signs and delivers a lock-up agreement prior to or upon such transfer or distribution, and (1) in the case of any transfer or distribution pursuant clauses (i), (ii) or (iv) above, no filing under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock shall be voluntarily made during the restricted period and if a securityholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the securityholder shall include a statement in such report to the effect that such transfer is not a transfer for value and (2) in the case of any transfer or distribution pursuant to clause (iii) above, no filing under Section 16(a) of the Exchange Act, reporting a reduction of beneficial ownership of shares of common stock, shall be required or voluntarily made during the restricted period;

•	the receipt by a securityholder from us of shares of common stock upon the vesting of restricted stock awards or exercise of options to purchase our securities issued pursuant to our equity incentive plans or the transfer by a securityholder of shares of common stock or any securities convertible into common stock to us upon a vesting event of our securities or upon the exercise of options or warrants to purchase our securities, in each case on a “cashless” or “net exercise” basis or to cover tax withholding obligations of the securityholders in connection with such vesting or exercise, provided that if a securityholder is required to file a report under Section 16(a) of the Exchange Act reporting a reduction in beneficial ownership of shares of common stock during the restricted period, the securityholder shall include a statement in such report to the effect that the purpose of such transfer was to cover tax withholding obligations of the securityholder in connection with such vesting or exercise and provided further that any shares received by the securityholder upon the vesting of restricted stock awards or exercise of options to purchase our securities issued pursuant to our equity incentive plans shall be subject to the restrictions described in this section;

•	the transfer by a securityholder of shares of common stock or any security convertible into or exercisable or exchangeable for common stock to us, pursuant to agreements under which we have the option to repurchase such shares or securities or a right of first refusal with respect to transfers of such shares or securities;

•	the establishment of a trading plan pursuant to Rule 10b5-1 under the Exchange Act for the transfer of shares of common stock, provided that such plan does not provide for the transfer of common stock during the restricted period and to the extent a public announcement or filing is required of or voluntarily made by or on behalf of the securityholder or us regarding the establishment of such plan, such announcement or filing shall include a statement to the effect that no transfer of common stock may be made under such plan during the restricted period;

•	the conversion our outstanding preferred stock into shares of our common stock, provided that such shares of common stock remain subject to the restrictions described above;

•	the transfer of shares of common stock or any security convertible into or exercisable or exchangeable for common stock that occurs by operation of law, including pursuant to a qualified domestic order or in connection with a divorce settlement, provided that the securityholder uses its reasonable best efforts to cause the transferee to sign and deliver a lock-up agreement including the restrictions described in this section prior to such transfer, and provided further, that any filing under Section 16(a) of the Exchange Act that is required to be made during the restricted period as a result of such transfer, states that such transfer has occurred by operation of law;

•	the sale and transfer by a securityholder of shares of common stock to the underwriters pursuant to the underwriting agreement;

•	the issuance by us of shares of common stock upon the exercise of an option or warrant or the conversion or vesting of a security outstanding on the date hereof;

•	the issuance and grant by us of options, restricted stock, restricted stock units or other stock-based compensation pursuant to equity compensation plans or employee stock purchase plans described in this prospectus;

•	the sale or issuance of or entry into an agreement to sell or issue shares of common stock or securities convertible into or exercisable for common stock in connection with any (i) mergers, (ii) acquisition of securities, businesses, property, technologies or other assets, (iii) joint ventures, (iv) strategic alliances, commercial relationships or other collaborations, (v) equipment leasing arrangements (vi) debt financing or (vii) the assumption of employee benefit plans in connection with mergers or acquisitions; provided, that the aggregate number of shares of common stock or securities convertible into or exercisable for common stock (on an as-converted or as-exercised basis, as the case may be) that we may sell or issue or agree to sell or issue shall not exceed 10% of the total number of shares of our common stock issued and outstanding immediately following the completion of the transactions (determined on a fully-diluted basis and as adjusted for stock splits, stock dividends and other similar events after the date of this prospectus); and provided further, that each recipient of shares of common stock or securities convertible into or exercisable for common stock shall execute a lock-up agreement with respect to the remaining restricted period; and

•	the filing of one or more registration statements with the Securities and Exchange Commission on Form S-8 with respect to shares of common stock issued or issuable under any equity compensation plan in effect on the date of this prospectus.

Morgan Stanley & Co. LLC and Citigroup Global Markets, Inc., in their sole discretion, may release the common stock and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice.

In order to facilitate our initial public offering of common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in our initial public offering. In addition, to stabilize the price of common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. The underwriting syndicate also may reclaim selling concessions allowed to an underwriter or a dealer for distributing common stock in the offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of common stock. These activities may raise or maintain the market price of common stock above independent market levels or prevent or retard a decline in the market price of our common stock. The underwriters are not required to engage in these activities and may end any of these activities at any time. The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

We and the several underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

A prospectus in electronic format may be made available on websites maintained by one or more underwriters, or selling group members, if any, participating in our initial public offering. The representatives may agree to allocate a number of shares of common stock to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representatives to underwriters that may make Internet distributions on the same basis as other allocations.

The underwriters and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, principal investment, hedging, financing and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for us, for which they received or will receive customary fees and expenses.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers and may at any time hold long and short positions in such securities and instruments. Such investment and securities activities may involve our securities and instruments (directly, as collateral securing other obligations or otherwise). The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

In the ordinary course of business, we have sold, and may in the future sell, products or services to one or more of the underwriters or their respective affiliates in arms-length transactions on market competitive terms.

Pricing of the Offering

Prior to our initial public offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between us and the representatives of the underwriters. Among the factors considered in determining the initial public offering price were our future prospects and those of our industry in general, our sales, earnings and certain other financial and operating information in recent periods and the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to ours. The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors. Neither we nor the underwriters can assure investors that an active trading market for the shares will develop or that after the offering the shares will trade in the public market at or above the initial public offering price.

Selling Restrictions

European Economic Area

In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or, a Relevant Member State, an offer to the public of any shares of our common stock may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any shares of our common stock may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares of our common stock shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any shares of our common stock in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any shares of our common stock to be offered so as to enable an investor to decide to purchase any shares of our common stock, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom

Each underwriter has represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, as amended, or the FSMA) received by it in connection with the issue or sale of the shares of our common stock in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares of our common stock in, from or otherwise involving the United Kingdom.

Hong Kong

The shares may not be offered or sold by means of any document other than (i) in circumstances which do not constitute an offer to the public within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), or (ii) to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571, Laws of Hong Kong) and any rules made thereunder, or (iii) in other circumstances which do not result in the document being a “prospectus” within the meaning of the Companies Ordinance (Cap.32, Laws of Hong Kong), and no advertisement, invitation or document relating to the shares may be issued or may be in the possession of any person for the purpose of issue (in each case whether in Hong Kong or elsewhere), which is directed at, or the contents of which are likely to be accessed or read by, the public in Hong Kong (except if permitted to do so under the laws of Hong Kong) other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” within the meaning of the Securities and Futures Ordinance (Cap.571 Laws of Hong Kong) and any rules made thereunder.

Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore, or the SFA; (ii) to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 by a relevant person which is: (a) a corporation (which is not an accredited investor) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or (b) a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary is an accredited investor, shares, debentures and units of shares and debentures of that corporation or the beneficiaries’ rights and interest in that trust shall not be transferable for six months after that corporation or that trust has acquired the shares under Section 275 except: (i) to an institutional investor under Section 274 of the SFA or to a relevant person, or any person pursuant to Section 275(1A), and in accordance with the conditions, specified in Section 275 of the SFA; (ii) where no consideration is given for the transfer; or (iii) by operation of law.

Japan

The securities have not been and will not be registered under the Financial Instruments and Exchange Law of Japan, or the Financial Instruments and Exchange Law, and each underwriter has agreed that it will not offer or sell any securities, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organized under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan, except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Financial Instruments and Exchange Law and any other applicable laws, regulations and ministerial guidelines of Japan.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchanges or SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the company, or the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or the CISA. The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of the shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This prospectus relates to an Exempt Offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or the DFSA. This prospectus is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with Exempt Offers. The DFSA has not approved this prospectus nor taken steps to verify the information set forth herein and has no responsibility for the prospectus. The shares to which this prospectus relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this prospectus you should consult an authorized financial advisor.

Notice to Prospective Investors in Australia

No placement documents, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, or the ASIC, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the shares may only be made to persons, or Exempt Investors, who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the shares without disclosure to investors under Chapter 6D of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Latham and Watkins, LLP, Menlo Park, California, is acting as counsel to the underwriters.

EXPERTS

The consolidated financial statements of Arista Networks, Inc. at December 31, 2011 and 2012, and for the years then ended, appearing in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their report thereon appearing elsewhere herein, and are included in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form S-1 under the Securities Act with respect to the shares of common stock offered by this prospectus. This prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement, some of which is contained in exhibits to the registration statement as permitted by the rules and regulations of the SEC. For further information with respect to us and our common stock, we refer you to the registration statement, including the exhibits filed as a part of the registration statement. Statements contained in this prospectus concerning the contents of any contract or any other document are not necessarily complete. If a contract or document has been filed as an exhibit to the registration statement, please see the copy of the contract or document that has been filed. Each statement is this prospectus relating to a contract or document filed as an exhibit is qualified in all respects by the filed exhibit. You may obtain copies of this information by mail from the Public Reference Section of the SEC, 100 F Street, N.E., Room 1580, Washington, D.C. 20549, at prescribed rates. You may obtain information on the operation of the public reference rooms by calling the SEC at 1-800-SEC-0330. The SEC also maintains an Internet website that contains reports, proxy statements and other information about issuers, like us, that file electronically with the SEC. The address of that website is www.sec.gov.

As a result of this offering, we will become subject to the information and reporting requirements of the Exchange Act and, in accordance with this law will file periodic reports, proxy statements, and other information with the SEC. These periodic reports, proxy statements and other information will be available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. We also maintain a website at www.arista.com. Upon completion of this offering, you may access these materials free of charge as soon as reasonably practicable after they are electronically filed with, or furnished to, the SEC. Information contained on or that can be accessed through our website is not a part of this prospectus, and the inclusion of our website address in this prospectus is an inactive textual reference only.

ARISTA NETWORKS, INC.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Stockholders

Arista Networks, Inc.

We have audited the accompanying consolidated balance sheets of Arista Networks, Inc., as of December 31, 2011 and 2012, and the related consolidated statements of income, comprehensive income, stockholders’ equity (deficit), and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Arista Networks, Inc. at December 31, 2011 and 2012, and the consolidated results of its operations and its cash flows for the years then ended, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Redwood City, California

January 31, 2014

ARISTA NETWORKS, INC.

Consolidated Balance Sheets

(In thousands, except share and per share data)

	December 31,		September 30, 2013	Pro Forma Equity September 30, 2013
	2011	2012
			(Unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$70,725	$88,655	$120,020
Accounts receivable, net of allowances of $1,169, $1,284 and $1,479 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited)	28,186	49,902	65,368
Inventories	17,028	22,626	51,348
Deferred tax assets	3,044	6,308	8,049
Prepaid expenses and other current assets	2,048	7,640	12,459
Notes receivable, current portion	—	1,000	5,000

Total current assets	121,031	176,131	262,244
Notes receivable, long-term	—	4,000	—
Property and equipment, net	2,856	30,546	66,057
Restricted cash	—	4,040	4,040
Deposits and other assets	2,557	2,731	2,586
Deferred tax assets	1,198	1,679	2,904

TOTAL ASSETS	$127,642	$219,127	$337,831

LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)
CURRENT LIABILITIES:
Accounts payable	$6,343	$11,016	$27,342
Accrued liabilities	5,614	12,141	26,325
Deferred revenue	7,488	17,602	32,815
Other current liabilities	3,304	5,605	8,330

Total current liabilities	22,749	46,364	94,812
Convertible notes payable, related party	24,280	24,503	24,681
Accrued interest payable, related party	1,480	2,984	4,105
Convertible notes payable	72,353	73,170	73,825
Accrued interest payable	3,955	8,467	11,833
Income taxes payable	7,086	12,477	13,752
Lease financing obligations, non-current	—	25,253	42,651
Other long-term liabilities	3,933	8,040	16,392

TOTAL LIABILITIES	135,836	201,258	282,051

Commitments and contingencies (Note 6)
STOCKHOLDERS’ EQUITY (DEFICIT):
Convertible preferred stock, $0.0001 par value—24,000,000 shares authorized, issued and outstanding as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); aggregate liquidation preference of $6,000 as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); no shares authorized, issued and outstanding pro forma (unaudited)	5,992	5,992	5,992	$—
Common stock, $0.0001 par value—176,000,000 shares authorized as of December 31, 2011 and 2012 and September 30, 2013 (unaudited); 29,788,120, 30,305,610, 31,532,045, and 55,532,045 shares issued and outstanding as of December 31, 2011 and 2012, September 30, 2013 (unaudited) and pro forma (unaudited)	3	3	3	6
Additional paid-in capital	6,622	12,373	22,826	28,815
Retained earnings (accumulated deficit)	(20,845)	(537)	26,915	26,915
Accumulated other comprehensive income	34	38	44	44

TOTAL STOCKHOLDERS’ EQUITY (DEFICIT)	(8,194)	17,869	55,780	$55,780

TOTAL LIABILITIES AND STOCKHOLDERS’ EQUITY (DEFICIT)	$127,642	$219,127	$337,831

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.

Consolidated Statements of Income

(In thousands, except share and per share data)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Revenue	$139,848	$193,408	$136,067	$246,458
Cost of revenue	43,366	62,806	45,262	87,176

Gross profit	96,482	130,602	90,805	159,282
Operating expenses:
Research and development	26,408	55,155	36,607	67,235
Sales and marketing	19,450	28,603	19,770	37,703
General and administrative	6,224	8,501	5,570	12,484

Total operating expenses	52,082	92,259	61,947	117,422

Income from operations	44,400	38,343	28,858	41,860
Other income (expense), net:
Interest expense—related party	(1,857)	(1,735)	(1,299)	(1,300)
Interest expense	(4,560)	(5,322)	(3,993)	(4,020)
Interest and other income (expense), net	(357)	134	89	(123)

Total other income (expense), net	(6,774)	(6,923)	(5,203)	(5,443)

Income before provision for income taxes	37,626	31,420	23,655	36,417
Provision for income taxes	3,591	11,112	8,586	8,965

Net income	$34,035	$20,308	$15,069	$27,452

Net income attributable to common stockholders:
Basic	$13,789	$9,145	$6,700	$13,257

Diluted	$13,854	$9,180	$6,707	$13,817

Net income per share attributable to common stockholders:
Basic	$0.65	$0.37	$0.28	$0.49

Diluted	$0.65	$0.37	$0.27	$0.47

Weighted-average shares used in computing net income per share attributable to common stockholders:
Basic	21,175,788	24,711,453	24,348,464	26,927,111

Diluted	21,345,641	24,901,005	24,417,761	29,240,851

Pro forma net income per share attributable to common stockholders (unaudited):
Basic		$0.38		$0.50

Diluted		$0.38		$0.48

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders (unaudited):
Basic		48,711,453		50,927,111

Diluted		48,901,005		53,240,851

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.

Consolidated Statements of Comprehensive Income

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Net income	$34,035	$20,308	$15,069	$27,452
Other comprehensive income, net of tax:
Foreign currency translation adjustments	3	4	21	6

Other comprehensive income	3	4	21	6

Comprehensive income	$34,038	$20,312	$15,090	$27,458

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.

Consolidated Statements of Stockholders’ Equity (Deficit)

(In thousands, except share data)

	Convertible Preferred Stock		Common Stock		Additional Paid-In Capital	Retained Earnings (Accumulated Deficit)	Accumulated Other Comprehensive Income	Total Stockholders’ Equity (Deficit)
	Shares	Amount	Shares	Amount
Balance—December 31, 2010	24,000,000	$5,992	22,577,904	$2	$246	$(54,880)	$31	$(48,609)
Net income	—	—	—	—	—	34,035	—	34,035
Other comprehensive income, net of tax	—	—	—	—	—	—	3	3
Stock-based compensation	—	—	—	—	1,974	—	—	1,974
Vesting of early exercised stock options	—	—	—	—	15	—	—	15
Exercise of stock options	—	—	4,163,900	—	1	—	—	1
Repurchase of shares subject to repurchase	—	—	(252,084)	—	—	—	—	—
Issuance of restricted stock awards	—	—	700,000	—	—	—	—	—
Vesting of restricted stock awards	—	—	—	—	35	—	—	35
Exercise of stock purchase rights	—	—	98,400	1	148	—	—	149
Stock issued in conjunction with debt financing	—	—	2,500,000	—	4,203	—	—	4,203

Balance—December 31, 2011	24,000,000	5,992	29,788,120	3	6,622	(20,845)	34	(8,194)
Net income	—	—	—	—	—	20,308	—	20,308
Other comprehensive income, net of tax	—	—	—	—	—	—	4	4
Tax benefit for equity incentive plans	—	—	—	—	39	—	—	39
Stock-based compensation	—	—	—	—	4,703	—	—	4,703
Vesting of early exercised stock options	—	—	—	—	799	—	—	799
Exercise of stock options	—	—	1,235,541	—	104	—	—	104
Repurchase of shares subject to repurchase	—	—	(358,051)	—	—	—	—	—
Repurchase of restricted stock awards	—	—	(380,000)	—	—	—	—	—
Vesting of restricted stock awards	—	—	—	—	62	—	—	62
Exercise of stock purchase rights	—	—	20,000	—	44	—	—	44

Balance—December 31, 2012	24,000,000	5,992	30,305,610	3	12,373	(537)	38	17,869
Net income (unaudited)	—	—	—	—	—	27,452	—	27,452
Other comprehensive income, net of tax (unaudited)	—	—	—	—	—	—	6	6
Tax benefit for equity incentive plans (unaudited)	—	—	—	—	102	—	—	102
Stock-based compensation (unaudited)	—	—	—	—	6,399	—	—	6,399
Vesting of early exercised stock options (unaudited)	—	—	—	—	2,906	—	—	2,906
Exercise of stock options (unaudited)	—	—	1,376,892	—	888	—	—	888
Repurchase of shares subject to repurchase (unaudited)	—	—	(164,707)	—	—	—	—	—
Vesting of restricted stock awards (unaudited)	—	—	—	—	45	—	—	45
Exercise of stock purchase rights (unaudited)	—	—	14,250	—	113	—	—	113

Balance—September 30, 2013 (unaudited)	24,000,000	$5,992	31,532,045	$3	$22,826	$26,915	$44	$55,780

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.

Consolidated Statements of Cash Flows

(In thousands)

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$34,035	$20,308	$15,069	$27,452
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	1,293	1,779	1,224	2,505
Stock-based compensation	1,974	4,703	3,260	6,399
Deferred income taxes	(4,234)	(3,723)	(2,290)	(2,965)
Provision for bad debts	1,170	326	105	146
Amortization of debt discount	836	1,040	774	832
Excess tax benefit on stock based-compensation	—	(95)	(8)	(340)
Changes in operating assets and liabilities:
Accounts receivable	(11,596)	(22,041)	(6,900)	(15,612)
Inventories	(7,733)	(5,598)	(5,504)	(28,722)
Prepaid expenses and other current assets	586	(5,524)	(8,770)	(4,888)
Deposits and other assets	5	(173)	(176)	147
Accounts payable	1,434	3,842	2,626	15,848
Accrued liabilities	1,000	6,544	4,204	10,118
Deferred revenue	6,137	13,451	5,392	22,543
Interest payable	3,955	4,512	3,378	3,366
Interest payable—related party	(23,904)	1,504	1,133	1,122
Income taxes payable	6,931	4,914	4,892	1,101
Other liabilities	541	537	(77)	1,563

Net cash provided by operating activities	12,430	26,306	18,332	40,615

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(2,770)	(3,312)	(2,418)	(15,496)
Purchases of notes receivable	—	(5,000)	(1,000)	—
Change in restricted cash	—	(4,040)	(4,040)	—

Net cash used in investing activities	(2,770)	(12,352)	(7,458)	(15,496)

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of convertible notes payable	71,722	—	—	—
Proceeds from issuance of convertible notes payable—related party	24,075	—	—	—
Proceeds from issuance of common stock in conjunction with convertible notes	4,203	—	—	—
Repayments of notes payable—related party	(55,555)	—	—	—
Proceeds from issuance of common stock upon exercising options, net of repurchases	2,060	3,882	2,638	5,914
Excess tax benefit on stock-based compensation	—	95	8	340

Net cash provided by financing activities	46,505	3,977	2,646	6,254

Effect of exchange rate changes	(18)	(1)	(11)	(8)

NET INCREASE IN CASH AND CASH EQUIVALENTS	56,147	17,930	13,509	31,365
CASH AND CASH EQUIVALENTS—Beginning of period	14,578	70,725	70,725	88,655

CASH AND CASH EQUIVALENTS—End of period	$70,725	$88,655	$84,234	$120,020

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
Cash paid for income taxes	$520	$15,114	$14,750	$13,500

Cash paid for interest—related party	$25,530	$—	$—	$—

SUPPLEMENTAL DISCLOSURES OF NONCASH INVESTING AND FINANCING INFORMATION:
Increase (decrease) in accounts payable and accrued liabilities related to property and equipment	$(6)	$886	$(159)	$4,557

Acquisition of building with financing obligation	$—	$25,253	$16,639	$17,963

The accompanying notes are an integral part of these consolidated financial statements.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

1.	Organization and Summary of Significant Accounting Policies

Organization

Arista Networks, Inc. (together with our subsidiaries, “we,” “our” or “us”) is a supplier of cloud networking solutions that use software innovations to address the needs of large-scale Internet companies, cloud service providers and next-generation enterprise. Our cloud networking solutions consist of our Extensible Operating System, a set of network applications and our 10/40/100 Gigabit Ethernet switches. We were incorporated in October 2004 in the State of California under the name Arastra, Inc. In March 2008, we reincorporated in the State of Nevada and in October 2008 changed our name to Arista Networks, Inc. Our corporate headquarters are located in Santa Clara, California, and we have wholly-owned subsidiaries throughout the world, including North America, Europe, Asia and Australia.

Basis of Presentation

The consolidated financial statements include the accounts of Arista Networks, Inc. and our wholly owned subsidiaries. All intercompany balances and transactions have been eliminated in consolidation. Our consolidated financial statements are prepared in accordance with U.S. generally accepted accounting principles (GAAP).

Use of Estimates

The preparation of the accompanying consolidated financial statements in conformity with U.S. GAAP requires us to make estimates and assumptions that affect the amounts reported and disclosed in the consolidated financial statements and accompanying notes. Those estimates and assumptions include, but are not limited to, revenue recognition and deferred revenue; determination of fair value for stock-based awards; accounting for income taxes, including the valuation allowance on deferred tax assets and reserves for uncertain tax positions; valuation of inventory; valuation of warranty accruals; and the recognition and measurement of contingent liabilities. We evaluate our estimates and assumptions on an ongoing basis using historical experience and other factors and adjust those estimates and assumptions when facts and circumstances dictate. As future events and their effects cannot be determined with precision, actual results could differ from these estimates, and those differences could be material to the consolidated financial statements.

Unaudited Interim Financial Information

The accompanying interim consolidated balance sheet as of September 30, 2013 and the consolidated statements of income, comprehensive income and cash flows for the nine months ended September 30, 2012 and 2013, and the consolidated statement of stockholders’ equity (deficit) for the nine months ended September 30, 2013, and the related footnote disclosures are unaudited. These unaudited interim financial statements have been prepared in accordance with GAAP. In management’s opinion, the unaudited interim financial statements have been prepared on the same basis as the audited financial statements and include all adjustments, which include only normal recurring adjustments, necessary for the fair presentation of our statement of financial position as of September 30, 2013 and our results of operations and cash flows for the nine months ended September 30, 2012 and 2013. The results for the nine months ended September 30, 2013 are not necessarily indicative of the results expected for the full fiscal year or any other period.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Unaudited Pro Forma Consolidated Balance Sheet

The accompanying unaudited pro forma consolidated balance sheet was prepared as of September 30, 2013 assuming the automatic conversion of all shares of our convertible preferred stock into 24,000,000 shares of common stock upon the completion of a qualifying initial public offering.

Consolidation of Variable Interest Entities

We use a qualitative approach in assessing the consolidation requirement for variable interest entities (VIEs). This approach focuses on determining whether we have the power to direct the activities of the VIE that most significantly affect the VIE’s economic performance and whether we have the obligation to absorb losses, or the right to receive benefits, that could potentially be significant to the VIE. For all periods presented in the accompanying consolidated financial statements, we have determined that we are not the primary beneficiary of any VIEs. However, in the event that we are the primary beneficiary of a VIE entity, the assets, liabilities, and results of operations of the VIE will be included in our consolidated financial statements.

Business Concentrations

We work closely with third parties to manufacture and deliver our products. As of December 31, 2011 and 2012 and September 30, 2013, two suppliers provided all of our electronic manufacturing services. Our products rely on key components, including certain integrated circuit components and power supplies some of which our contract manufacturers purchase on our behalf from a limited number of suppliers, including certain sole source providers. We do not have guaranteed supply contracts with any of our component suppliers, and our suppliers could delay shipments or cease manufacturing such products or selling them to us at any time. If we are unable to obtain a sufficient quantity of these components on commercially reasonable terms or in a timely manner, sales of our products could be delayed or halted entirely or we may be required to redesign our products. Quality or performance failures of our products or changes in our contractors’ or vendors’ financial or business condition could disrupt our ability to supply quality products to our customers. Any of these events could result in lost sales and damage to our end-customer relationships, which would adversely impact our business, financial condition and results of operations.

Concentrations of Credit Risk

Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash, cash equivalents, restricted cash, accounts receivable and notes receivable. Our cash, cash equivalents and restricted cash are invested in high quality financial instruments with banks and financial institutions. Such deposits may be in excess of insured limits provided on such deposits.

Our accounts receivable are unsecured and represent amounts due to us based on contractual obligations of our customers. We mitigate credit risk in respect to accounts receivable by performing ongoing credit evaluations of our customers to assess the probability of accounts receivable collection based on a number of factors, including past transaction experience with the customer, evaluation of their credit history, the credit limits extended and review of the invoicing terms of the contract. We generally do not require our customers to provide collateral to support accounts receivable. We have recorded an allowance for doubtful accounts for those receivables that we have determined not to be collectible.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Our notes receivable are secured and represent amounts due to us from a private company. We mitigate credit risk in respect to the notes receivable by performing ongoing credit evaluations of the borrower to assess the probability of collecting all amounts due to us under the existing contractual terms.

We market and sell our products through both our direct sales force and our channel partners, including distributors, value-added resellers, system integrators and original equipment manufacturer (“OEM”) partners. Significant customers are those which represent more than 10% of our total net revenue during the period or net accounts receivable balance at each respective balance sheet date. For each significant customer, revenue as a percentage of total revenue and accounts receivable as a percentage of total accounts receivable are as follows:

	Revenue				Accounts Receivable
	Year Ended December 31,		Nine Months Ended September 30,		As of December 31,		As of September 30,
Customers	2011	2012	2012	2013	2011	2012	2013
			(unaudited)				(unaudited)
Customer A	*	*	*	*	11%	*	*
Customer B	10%	15%	19%	24%	*	25%	25%

*	less than 10%

Fair Value Measurements

Our assets and liabilities which require fair value measurement consist of cash and cash equivalents, restricted cash, accounts receivable, notes receivable, accounts payable, accrued liabilities and convertible notes payable. Cash equivalents, restricted cash, accounts receivable, accounts payable and accrued liabilities are stated at carrying amounts as reported in the consolidated financial statements, which approximates fair value due to their short term nature. Notes receivable are stated at fair value, as we have elected to fair value our notes receivable using the fair value option permitted to us. The carrying amounts of our convertible notes payable approximate fair value as the stated interest rates approximate market rates currently available to us.

Assets and liabilities recorded at fair value on a recurring basis in the accompanying consolidated balance sheets are categorized based upon the level of judgment associated with the inputs used to measure their fair value. Fair value is defined as the exchange price that would be received for an asset or an exit price that would be paid to transfer a liability in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. The authoritative guidance on fair value measurements establishes a three-tier fair value hierarchy for disclosure of the inputs used to measure fair value instruments as follows:

Level I—Inputs are unadjusted, quoted prices in active markets for identical assets or liabilities at the measurement date;

Level II—Inputs are observable, unadjusted quoted prices in active markets for similar assets or liabilities, unadjusted quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the related assets or liabilities; and

Level III—Unobservable inputs that are supported by little or no market data for the related assets or liabilities and typically reflect management’s estimate of assumptions that market participants would use in pricing the asset or liability.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Our financial instruments consist of Level I and Level III assets. Level I assets include highly liquid money market funds that are included in cash and cash equivalents. Level III assets that are measured on a recurring basis consist solely of our notes receivable. We classified the notes receivable as Level III, as we used unobservable inputs to the valuation methodology that were significant to the fair value measurement, and the valuation required management judgment due to the absence of quoted market prices. We measure the fair value of the notes receivable based upon the probability-weighted present value of expected future investment returns, considering each of the possible future outcomes available to us. The significant unobservable inputs used in the fair value measurement of the convertible notes are the scenario probabilities and the discount rate estimated at the valuation date. Generally, increases (decreases) in the discount rate would result in a directionally opposite impact to the fair value measurement of the notes. Also, changes in the probability scenarios would have had varying impacts depending on the weighting of each specific scenario. More weighting towards a change in control or an equity financing by the investee would result in an increase in fair value of the notes receivable.

Cash and Cash Equivalents

We consider all highly liquid investments with an original or remaining maturity of three months or less at the time of purchase to be cash equivalents. Cash and cash equivalents consist of cash on deposit with various financial institutions and highly liquid investments in money market funds. Interest is accrued as earned.

Restricted Cash

We have restricted cash pledged as collateral representing a security deposit required for a facility lease. As of December 31, 2012 and September 30, 2013, we have classified the restricted cash of $4.0 million as a non-current asset in our accompanying consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at the invoiced amount, net of allowances for doubtful accounts. We estimate our allowance for doubtful accounts based upon the collectability of the receivables in light of historical trends, adverse situations that may affect our customers’ ability to pay and prevailing economic conditions. This evaluation was done in order to identify issues which may impact the collectability of receivables and related estimated required allowance. Revisions to the allowance are recorded as an adjustment to bad debt expense. After appropriate collection efforts are exhausted, specific accounts receivable deemed to be uncollectible are charged against the allowance in the period they are deemed uncollectible. Recoveries of accounts receivable previously written-off are recorded as credits to bad debt expense.

Inventories

Inventories consist of raw materials and finished goods, and are stated at the lower of cost, computed using the first-in, first-out method, or market value. We evaluate inventory for excess and obsolete products. These estimates are dependent on our assessment of current and expected orders from our customers, product development plans and current sales levels. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we incurred inventory write-downs of $1.6 million, $3.2 million, $1.7 million and $2.8 million.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

We outsource most of our manufacturing and supply chain management operations to two third-party contract manufacturers and as a result, a significant portion of our cost of revenue consists of payments to them. Our third-party contract manufacturers purchase and own a portion of the material used to build our switch products until they are shipped to us, at which time our third-party contract manufacturers invoice us. In addition, we also purchase certain strategic component inventory, including integrated circuits, which is consigned to our third-party contract manufacturers. As of December 31, 2011 and 2012 and September 30, 2013, our inventory consigned to others was $4.7 million, $6.5 million and $16.2 million, and is included in raw materials.

Our third-party contract manufacturers procure components and assembles products based on our demand forecasts. These forecasts represent our estimates of future demand for our products based upon historical trends and analysis from our sales and product management functions. If the actual component usage and product demand are significantly lower than forecast, we may establish a liability for non-cancelable, non-returnable purchase commitments with our contract manufacturers for quantities in excess of our demand forecasts, or obsolete material charges. As of December 31, 2011 and 2012, we had not accrued or incurred any significant costs associated with this exposure. As of September 30, 2013, our contract manufacturer liabilities were $1.8 million.

Property and Equipment

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is calculated using the straight-line method over the shorter of the estimated useful lives of the related assets, generally from one to three years, or the lease term for leasehold improvements. Building construction-in-process, related to our build to suit lease, consists of capitalized construction costs. The depreciation expense associated with the building will be recognized based on the residual value of the property through the end of the lease term.

Impairment of Long-Lived Assets

The carrying amounts of our long-lived assets, including property and equipment, are periodically reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of these assets may not be recoverable or that the useful life is shorter than we had originally estimated. Recoverability of these assets is measured by comparison of the carrying amount of each asset to the future undiscounted cash flows the asset is expected to generate over their remaining lives. If the asset is considered to be impaired, the amount of any impairment is measured as the difference between the carrying value and the fair value of the impaired asset. If the useful life is shorter than originally estimated, we amortize the remaining carrying value over the new shorter useful life. No impairment of any long-lived assets was identified for any of the periods presented.

Notes Receivable

For the year ended December 31, 2012, we entered into secured note purchase agreements with a private company to provide them with cash advances. We elected the fair value option to account for these notes receivable and will record unrealized gains and losses in earnings at each subsequent reporting date. Accordingly, these notes receivable are remeasured to fair value at the end of each reporting period. Upfront costs and fees incurred in conjunction with entering into notes receivable were expensed and recognized in earnings as incurred. Gains and losses from the change in fair value, as well as interest income, are recorded in interest and other income (expense), net in the accompanying consolidated statements of income at each reporting period.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Revenue Recognition

We generate revenue from sales of switching products which incorporate our EOS software and accessories such as cables and optics to direct customers and channel partners together with post contract customer support (“PCS”). We typically sell products and PCS in a single transaction. We recognize revenue when all of the following criteria are met: persuasive evidence of an arrangement exists; delivery or performance has occurred; the sales price is fixed or determinable; and collectability is reasonably assured.

We define each of the four criteria above as follows:

•	Persuasive evidence of an arrangement exists. Evidence of an arrangement consists of stand-alone purchase orders or purchase orders issued pursuant to the terms and conditions of a master sales agreement. It is our practice to identify an end customer prior to shipment to a reseller or distributor.

•	Delivery or performance has occurred. We use shipping documents or written evidence of customer acceptance, when applicable, to verify delivery or performance. We recognize product revenue upon transfer of title and risk of loss, which primarily is upon shipment to customers. We do not have significant obligations for future performance, such as customer acceptance provisions, rights of return or pricing credits, associated with our product sales.

•	The sales price is fixed or determinable. We assess whether the sales price is fixed or determinable based on payment terms and whether the sales price is subject to refund or adjustment.

•	Collectability is reasonably assured. We assess probability of collectability on a customer-by-customer basis. Our customers are subjected to a credit review process that evaluates their financial condition and ability to pay for products and services.

PCS is offered under renewable, fee-based contracts, which include technical support, hardware repair and replacement parts beyond standard warranty, bug fixes, patches and unspecified upgrades on a when-and-if-available basis. We initially defer PCS revenue and recognize it ratably over the life of the PCS contract, with the related expenses recognized as incurred. PCS contracts usually have a term of one to three years. We include billed but unearned PCS revenue in deferred revenue.

We report revenue net of sales taxes. We include shipping charges billed to customers in revenue and the related shipping costs are included in cost of goods sold.

Multiple-Element Arrangements

Most of our arrangements, other than renewals of PCS, are multiple element arrangements with a combination of products and PCS. Products and PCS generally qualify as separate units of accounting. Our hardware deliverables include EOS software, which together deliver the essential functionality of our products. For multiple element arrangements, we allocate revenue to each unit of accounting based on the relative selling price. The relative selling price for each element is based upon the following hierarchy: vendor-specific objective evidence (“VSOE”), if available; third-party evidence (“TPE”), if VSOE is not available; and best estimate of selling price (“BESP”), if neither VSOE nor TPE is available. As we have not been able to establish VSOE or TPE for our products and most of our services, we generally utilize BESP for the purposes of allocating revenue to each unit of accounting.

•	VSOE—We determine VSOE based on our historical pricing and discounting practices for the specific products and services when sold separately. In determining VSOE, we require that a substantial majority of the stand-alone selling prices fall within a reasonably narrow pricing range.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

•	TPE—When VSOE cannot be established for deliverables in multiple-element arrangements, we apply judgment with respect to whether we can establish a selling price based on TPE. TPE is determined based on competitor prices for interchangeable products or services when sold separately to similarly situated customers. However, as our products contain a significant element of proprietary technology and offer substantially different features and functionality, the comparable pricing of products with similar functionality typically cannot be obtained. Additionally, as we are unable to reliably determine what competitors products’ selling prices are on a stand-alone basis, we are not able to obtain reliable evidence of TPE of selling price.

•	BESP—When we are unable to establish selling price using VSOE or TPE, we use BESP in our allocation of arrangement consideration. The objective of BESP is to determine the price at which we would transact a sale if the product or service was sold regularly on a stand-alone basis. BESP is based on considering multiple factors including, but not limited to the sales channel (reseller, distributor or end customer), the geographies in which our products and services were sold (domestic or international) and volume of the end customer.

We limit the amount of revenue recognition for delivered elements to the amount that is not contingent on the future delivery of products or services, future performance obligations, or subject to customer-specific return or refund privileges.

We account for multiple agreements with a single partner as one arrangement if the contractual terms and/or substance of those agreements indicate that they may be so closely related that they are, in effect, parts of a single arrangement.

We may occasionally accept returns to address customer satisfaction issues even though there is no contractual provision for such returns. We estimate returns for sales to customers based on historical returns rates applied against current-period gross revenues. Specific customer returns and allowances are considered when determining our sales return reserve estimate.

Research and Development Expenses

Costs related to the research, design and development of our products are charged to research and development expenses as incurred. Software development costs are capitalized beginning when a product’s technological feasibility has been established and ending when the product is available for general release to customers. Generally, our products are released soon after technological feasibility has been established. As a result, costs incurred subsequent to achieving technological feasibility have not been significant and accordingly, all software development costs have been expensed as incurred.

Warranty

We offer a one-year warranty on all of our hardware products and a 90-day warranty against defects in the software embedded in the products. We accrue for potential warranty claims at the time of shipment as a component of cost of revenues based on historical experience and other relevant information. We accrue specifically identified reserves if and when we determine we have a systemic product failure. The accrued warranty liability is recorded in accrued liabilities in the accompanying consolidated balance sheets.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

401(k) Plan

We have a 401(k) Plan that covers substantially all of our employees in the United States. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, we did not provide a discretionary company match to employee contributions.

Segment Reporting

Our chief operating decision maker is our Chief Executive Officer. Our Chief Executive Officer reviews financial information presented on a consolidated basis for purposes of allocating resources and evaluating financial performance. We have one business activity and there are no segment managers who are held accountable for operations or operating results. Accordingly, we have determined that we operate as one reportable segment.

Stock-Based Compensation

We recognize stock-based compensation for stock-based awards, including stock options, restricted stock awards (“RSAs”) and stock purchase rights based on the estimated fair value of the awards, net of estimated forfeitures. The fair value of each stock-based award is estimated on the grant date using the Black-Scholes option-pricing model. This model requires that at the date of grant we determine the fair value of the underlying common stock, the expected term of the award, the expected volatility of the price of our common stock, risk-free interest rates, and expected dividend yield of our common stock. The stock-based compensation expense, net of forfeitures, is recognized on a straight-line basis over the requisite service periods of the awards, which is generally four years. We estimate a forfeiture rate to calculate the stock-based compensation for our awards. Our forfeiture rate is based on an analysis of our actual historical forfeitures.

Foreign Currency

The functional currency of certain of our foreign subsidiaries is the U.S. dollar. Transactions denominated in currencies other than the functional currency are remeasured at the average exchange rate in effect during the period. At the end of each reporting period, our subsidiaries’ monetary assets and liabilities are remeasured to the functional currency using exchange rates in effect at the end of the reporting period. Non-monetary assets and liabilities are remeasured at historical exchange rates. Gains and losses related to remeasurement are recorded in interest and other income (expense), net in the consolidated statements of income.

We also have certain foreign subsidiaries that use the local currency as their functional currency. The assets and liabilities of the subsidiaries are, therefore, translated into U.S. dollars at exchange rates in effect at each balance sheet date. Revenues and expenses are translated using rates that approximate those in effect during the period. Translation adjustments are accumulated as a separate component of accumulated other comprehensive income within stockholders’ equity (deficit). For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, our cumulative foreign currency translation adjustments constituted our sole component of accumulated other comprehensive income. Foreign currency transaction gains and losses resulting from or expected to result from transactions denominated in a currency other than the functional currency are recognized in interest and other income (expense) in the consolidated statements of income. We recognized $0.2 million, $0.2 million, $0.2 million and $0.1 million in transaction losses for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Income Taxes

We account for income taxes under the liability approach for deferred income taxes, which requires recognition of deferred income tax assets and liabilities for the expected future tax consequences of events that have been recognized in our consolidated financial statements, but have not been reflected in our taxable income. Estimates and judgments occur in the calculation of certain tax liabilities and in the determination of the recoverability of certain deferred income tax assets, which arise from temporary differences and carryforwards. Deferred income tax assets and liabilities are measured using the currently enacted tax rates that apply to taxable income in effect for the years in which those tax assets are expected to be realized or settled. We regularly assess the likelihood that our deferred income tax assets will be realized based on the positive and negative evidence available. We record a valuation allowance to reduce the deferred tax assets to the amount that we are more likely than not to realize.

We regularly review our tax positions and benefits to be realized. We recognize tax liabilities based upon our estimate of whether, and to the extent to which, additional taxes will be due when such estimates are more likely than not to be sustained. An uncertain income tax position will not be recognized if it has less than a 50% likelihood of being sustained. We recognize interest and penalties related to income tax matters as income tax expense. For the year ended December 31, 2011, we did not incur any interest or penalties associated with unrecognized tax benefits. For the year ended December 31, 2012, we accrued $0.3 million of interest and no penalties associated with unrecognized tax benefits.

Net Income per Share of Common Stock

Basic and diluted net income per share attributable to common stockholders is calculated in conformity with the two-class method required for participating securities. The Company considers its Series A convertible preferred stock to be participating securities. Under the two-class method, net income attributable to common stockholders is determined by allocating undistributed earnings, calculated as net income less current period convertible preferred stock non-cumulative dividends, among our common stock and convertible preferred stock. In computing diluted net income attributable to common stockholders, undistributed earnings are re-allocated to reflect the potential impact of dilutive securities. Basic net income per common share is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding during the period. Shares of common stock subject to repurchase resulting from the early exercise of employee stock options are considered participating securities. Diluted net income per share attributable to common stockholders is computed by dividing the net income attributable to common stockholders by the weighted-average number of common shares outstanding, including potential dilutive common shares assuming the dilutive effect of outstanding stock options using the treasury stock method. For purposes of this calculation, convertible preferred stock and options to purchase shares of common stock are considered to be common stock equivalents and are excluded from the calculation of diluted net income per share of common stock if their effect is antidilutive. Convertible notes payable are excluded from the calculation of diluted net income per share since such notes are convertible to common stock at the option of the holder only upon the occurrence of a contingent event, including change in control, initial public offering or prepayment of the convertible notes. The effect of the conversion of the convertible notes payable into common stock may be dilutive.

Unaudited Pro Forma Net Income per Share of Common Stock

In contemplation of our initial public offering, we have presented the unaudited pro forma basic and diluted net income per share of common stock, which has been computed to give effect to the automatic conversion of

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

all of our convertible preferred stock into shares of common stock as if the conversion occurred at the beginning of the period or the date of issue, if later.

Recently Issued and Adopted Accounting Pronouncements

In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2011-05, Comprehensive Income (Topic 220)—Presentation of Comprehensive Income that changed the requirement for presenting “Comprehensive Income” in the consolidated financial statements. The update requires an entity to present the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. We adopted ASU 2011-05 on December 31, 2012 and the adoption did not have a significant impact on our consolidated financial statements.

In July 2013, the FASB issued ASU No. 2013-11, Income Taxes (Topic 740), Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. ASU 2013-11 provides guidance on the financial statement presentation of an unrecognized tax benefit when a net operating loss carryforward, similar tax loss or tax credit carryforward exists. This new standard requires the netting of unrecognized tax benefits, or UTBs, against a deferred tax asset for a loss or other carryforward that would apply in settlement of the uncertain tax positions. We will net UTBs against all available same-jurisdiction loss or other tax carryforwards that would be utilized rather than only against carryforwards that are created by the UTBs. This new guidance is effective for us beginning January 1, 2014, with early adoption permitted. Since ASU 2013-11 only impacts financial statement disclosure requirements for unrecognized tax benefits, we do not expect its adoption to have an impact on our consolidated financial statements.

2.	Fair Value Measurements

We measure and report our cash equivalents, restricted cash and notes receivable at fair value. The following table sets forth the fair value of our financial assets by level within the fair value hierarchy:

	As of December 31, 2011
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets
Money market funds	$20,072	$—	$—	$20,072

	As of December 31, 2012
	Level I	Level II	Level III	Total
	(In thousands)
Financial Assets
Money market funds	$41,011	$—	$—	$41,011
Money market funds – restricted cash(1)	4,040	—	—	4,040
Notes receivable(2)	—	—	5,000	5,000

Total financial assets	$45,051	$—	$5,000	$50,051

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

	As of September 30, 2013
	Level I	Level II	Level III	Total
	(Unaudited)
	(In thousands)
Financial Assets
Deposits and money market funds	$48,201	$—	$—	$48,201
Money market funds – restricted cash(1)	4,040	—	—	4,040
Notes receivable(2)	—	—	5,000	5,000

Total financial assets	$52,241	$—	$5,000	$57,241

(1)	Included in “restricted cash” in the accompanying Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013.
(2)	Included in “notes receivable – current portion” and “notes receivable–long-term” in the accompanying Consolidated Balance Sheets as of December 31, 2012 and September 30, 2013.

We did not have any Level III assets prior to 2012. We invested $5.0 million during 2012 in a private company (See “Note 4-Notes Receivable”), and there were no changes in the fair value of the Level III assets during the year ended December 31, 2012 and the nine months ended September 30, 2013. During the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, the Company had no transfers between levels of the fair value hierarchy of its assets measured at fair value.

3.	Balance Sheet Components

Cash and Cash Equivalents

Cash and cash equivalents consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Cash	$50,653	$47,644	$71,819
Money market funds	20,072	41,011	48,201

Total cash and cash equivalents	$70,725	$88,655	$120,020

Accounts Receivable, net

Accounts receivable, net consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Accounts receivable,	$29,355	$51,186	$66,847
Allowance for doubtful accounts	(1,169)	(1,284)	(765)
Product return reserve	—	—	(714)

Accounts receivable, net	$28,186	$49,902	$65,368

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

There were no product return reserves established during the years ended December 31, 2011 and 2012.

Allowance for Doubtful Accounts

Activity in the allowance for doubtful accounts consists of the following:

	Year Ended December 31,		Nine Months Ended September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Allowance for doubtful accounts, beginning of period	$101	$1,169	$1,284
Charged to expenses	1,170	326	146
Deductions (write-offs)	(102)	(211)	(665)

Allowance for doubtful accounts, end of period	$1,169	$1,284	$765

Inventories

Inventories consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Raw materials	$4,701	$6,501	$16,193
Finished goods	12,327	16,125	35,155

Total inventories	$17,028	$22,626	$51,348

Property and Equipment, net

Property and equipment, net consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Equipment and machinery	$3,504	$6,066	$10,495
Computer hardware and software	1,054	1,948	3,199
Furniture and fixtures	25	25	1,331
Leasehold improvements	1,377	2,137	19,977
Building	—	—	35,154
Building construction-in-process	—	25,252	—
Construction-in-process	—	—	3,288

Property and equipment, gross	5,960	35,428	73,444
Less: accumulated depreciation	(3,104)	(4,882)	(7,387)

Property and equipment, net	$2,856	$30,546	$66,057

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Building construction-in-process consists of capitalized construction costs of our leased building in Santa Clara, California. Based on the terms of the lease agreement and due to our involvement in certain aspects of the construction, we are deemed the owner of the building (for accounting purposes only) during the construction period. Due to our continuing involvement in the property post construction and lack of transferability of related risks and rewards of ownership to the buyer-lessor (the Landlord) after construction is complete, we account for the building as a financing obligation. See “Note 6-Commitments and Contingencies”. Accordingly, as of December 31, 2012 and September 30, 2013, we have recorded assets of $25.3 million and $52.5 million, representing the total costs of the building and improvements incurred, including the costs paid by the Landlord. As of December 31, 2012, the building was in the construction phase. As of September 30, 2013, the building was completed.

Depreciation expense was $1.1 million, $1.8 million, $1.2 million and $2.5 million for the years ended December 31, 2011 and 2012 and for the nine months ended September 30, 2012 and 2013.

Accrued Liabilities

Accrued liabilities consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Accrued payroll related costs	$2,518	$4,860	$8,091
Accrued warranty costs	2,375	5,314	6,901
Accrued accounts payable	66	322	6,342
Accrued manufacturing costs	115	215	1,984
Other	540	1,430	3,007

Total accrued liabilities	$5,614	$12,141	$26,325

Other Current Liabilities

Other current liabilities consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Liability for early exercised shares subject to repurchase	$1,886	$4,722	$6,580
Other	1,418	883	1,750

Total other current liabilities	$3,304	$5,605	$8,330

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Warranty Accrual

The following table summarizes the activity related to our accrued liability for estimated future warranty costs:

	Year Ended December 31,		Nine Months Ended September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Warranty accrual, beginning of period	$2,370	$2,375	$5,314
Liabilities accrued for warranties issued during the period	1,864	3,418	4,192
Warranty costs incurred during the period	(1,859)	(479)	(2,605)

Warranty accrual, end of period	$2,375	$5,314	$6,901

We identified specific products that were failing in the field prematurely at higher than expected rates due to various component issues. We determined that replacement of certain affected products was required and recorded specific warranty reserves of $1.8 million, $3.3 million and $0.4 million during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013. In addition, we accrued $0.1 million, $0.1 million and $3.8 million for general accrued warranty liabilities during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013.

Deferred Revenue

Deferred revenue consists of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Current portion of deferred revenue	$7,488	$17,602	$32,815
Long-term portion of deferred revenue	3,838	7,175	14,506

Total deferred revenue	$11,326	$24,777	$47,321

The long-term portion of deferred revenue is included in other long-term liabilities in the accompanying consolidated balance sheets.

Other Long-Term Liabilities

Other long-term liabilities consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Long-term portion of deferred revenue	$3,838	$7,175	$14,506
Other	95	865	1,886

Total long-term liabilities	$3,933	$8,040	$16,392

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

4.	Notes Receivable

In May and July 2012, we made loans in the aggregate of $1.0 million, under two convertible notes receivable to a private company. The interest rate on the notes receivable is 6.0% per annum. The notes are convertible into the private company’s preferred stock or any securities exchangeable for the private company’s preferred stock. All unpaid principal and accrued interest on the notes receivable is due and payable on the earlier of December 31, 2013, or upon default. The notes receivable may not be prepaid before the maturity date. The notes receivable are collateralized by the assets of the borrower. As of December 31, 2013, we received a principal payment of $1.0 million and related accrued interest.

In December 2012, we made an additional loan of $4.0 million to the same borrower. The terms of the notes receivable are the same as the amended May and July notes receivable, except that the maturity date is August 31, 2014.

In the event the borrower closes a Corporate Transaction after December 31, 2012, we will receive two times our outstanding principal balance as well as any unpaid accrued interest. A Corporate Transaction is defined as being a sale or lease of all assets, a consolidation or merger or other transaction in which 50% of the voting power is transferred. In the event the borrower completes a Qualified Financing, the outstanding principal and accrued interest on the notes receivable will automatically convert into shares of the borrower’s preferred stock. A Qualified Financing is defined as being a preferred stock financing in which the borrower receives $6.0 million or more in aggregate proceeds. The minimum number of preferred shares we would receive would be equal to the loan value divided by 80% of the lowest price per share the borrower received in the Qualified Financing. In addition, we are able to exchange the notes receivable at any time on or prior to June 30, 2014, if the borrower issues new debt securities on terms more favorable to other investors for debt securities similar to such new debt securities.

In conjunction with the notes receivable, we also entered into an Exclusivity and Supply Agreement (“Supply Agreement”) with the borrower. Under the terms of the Supply Agreement, the borrower has agreed to develop and produce certain products for us at mutually agreed on supply terms and with best in class pricing rights to us. In addition, any exclusive features developed between us and the borrower cannot be sold by the borrower to other customers for 24 months following the commercial availability of such production versions. The Supply Agreement does not have a maturity date. We determined that the fair value of the Supply Agreement on its inception was insignificant as the borrower is still in the development stage and there is no certainty that a commercial product will be developed.

For the year ended December 31, 2012, we determined that we had a variable interest in the borrower through our notes receivable. However, we determined that we are not the primary beneficiary as we do not have the power to direct the borrower’s activities that most significantly affect the borrower’s economic performance. We also determined that our investment in the borrower is not an equity-method investment as the notes receivable have different risk and reward characteristics than those of the borrower’s common stock. We have elected the fair value option method of accounting for our notes receivable. We believe the fair value of the convertible notes receivable is $5.0 million as of December 31, 2012 and September 30, 2013, respectively, which corresponds to the maximum exposure to loss as a result of our variable interest involvement with the borrower.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

5.	Debt Obligations

Our debt obligations consist of the following:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
Convertible notes payable—related party	$25,000	$25,000	$25,000
Convertible notes payable	75,000	75,000	75,000

Total	100,000	100,000	100,000
Less: Unamortized discount on notes payable	3,367	2,327	1,494
Less: Current portion	—	—	—

Total long-term portion of debt	$96,633	$97,673	$98,506

Notes Payable—Related Party

In 2008 we entered into two Note Purchase Agreements with two trusts that are related to two of our co-founders for irrevocable, non-revolving lines of credit, under which we were able to draw an aggregate of $96.0 million, as amended. The outstanding principal amount was subject to an annual interest rate of 24.0% per annum and was repaid and the line of credit terminated in January 2011.

Convertible Notes Payable

In January 2011, we sold $55.0 million aggregate principal amount of subordinated convertible promissory notes (“Convertible Notes”) to outside investors and $25.0 million aggregate principal amount of Convertible Notes to two trusts that are related to two of our co-founders. The Convertible Notes are convertible into shares of our common stock upon a change of control, a qualified initial public offering, or immediately prior to when the notes are to be voluntarily prepaid. The proceeds received in the financing were used to repay the outstanding principal on the related party notes payable of $55.6 million and accrued interest of $25.9 million. The repayment of the related party notes payable and the issuance of the aggregate $25.0 million in Convertible Notes to the two trusts were determined to be a debt modification for accounting purposes; therefore, no gain or loss was recognized in our consolidated statements of income for the year ended December 31, 2011.

In conjunction with the Convertible Notes, we also issued 2.0 million shares of our common stock, which had an aggregate fair value of $3.0 million upon issuance. The aggregate net carrying value of the Convertible Notes on their issuance was $77.0 million ($80.0 million in Convertible Notes and $3.0 million in unamortized debt discount). The debt discount is being amortized to interest expense over the term of the Convertible Notes under the effective interest method.

In June 2011, we sold an additional $20.0 million in Convertible Notes and also issued 500,000 shares of our common stock, which had an aggregate fair value of $1.2 million, to outside investors. The aggregate net carrying value of the Convertible Notes on issuance was $18.8 million ($20.0 million in Convertible Notes and $1.2 million in unamortized debt discount). The debt discount is being amortized to interest expense over the term of the Convertible Notes under the effective interest method.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The interest rate on the Convertible Notes is 6.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal and accrued interest on the Convertible Notes is due and payable on the earlier of December 31, 2014 or upon the occurrence of an event of default, defined as: (i) failure to pay principal or interest when due; (ii) breaches of covenants; (iii) breaches of representations and warranties; (iv) failure to make other payment obligations resulting in the acceleration of maturity of indebtedness in excess of $10.0 million; (v) voluntary bankruptcy; (vi) involuntary bankruptcy; or (vii) certain adverse judgments. We can voluntarily prepay the Convertible Notes, in whole or in part, before the maturity date by giving each investor 10 days’ prior written notice. We are also required to prepay the Convertible Notes upon a change of control unless the investor elects to convert its Convertible Note immediately prior to the closing of such change of control.

If we elect to voluntarily prepay the Convertible Notes or in the event of a change of control or a qualified initial public offering (defined as the closing of an initial public offering of our common stock that results in total gross proceeds to us in excess of $25.0 million), the Convertible Note holders have the option to convert the outstanding principal and accrued interest on their Convertible Notes into shares of our common stock at a price per share equal to the conversion price. If we elect to prepay the Convertible Notes, the conversion price is equal to (i) the conversion price of the series of preferred stock first issued by us subsequent to the closing date of our Convertible Notes, or (ii) if no such shares of preferred stock shall have been issued, the fair market value of our common stock as determined by our board of directors in good faith. In the event of a change of control or a qualified initial public offering, the conversion price is equal to the lesser of (i) the conversion price of the series of preferred stock first issued by us subsequent to the closing date of our Convertible Notes, or (ii) the price of the common stock as determined in the initial public offering or the change of control. We have not issued any series of preferred stock subsequent to the sale of the Convertible Notes.

We have determined that in the event we complete a preferred stock financing before December 31, 2014, the Convertible Notes could contain a contingent beneficial conversion feature if a change of control or qualified initial public offering were to occur or a Prepayment Notice is delivered. This contingent beneficial conversion feature will be recorded if and when the related contingent events occur and the conversion feature is deemed to be beneficial.

Our scheduled principal payments on our outstanding borrowings as of December 31, 2012 are as follows (in thousands):

Years Ending December 31:
2013	$—
2014	100,000

Total	$100,000

6.	Commitments and Contingencies

Operating Leases

We lease various operating spaces in North America, Europe, Asia and Australia under non-cancelable operating lease arrangements that expire on various dates through May 15, 2023. These arrangements require us to pay certain operating expenses, such as taxes, repairs, and insurance and contain renewal and escalation clauses. We recognize rent expense under these arrangements on a straight-line basis over the term of the lease.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

As of December 31, 2012, the aggregate future minimum payments under lease financing obligations and non-cancelable operating leases consist of the following (in thousands):

Years Ending December 31,	Operating Leases
2013	$1,426
2014	6,395
2015	5,855
2016	6,019
2017	6,129
Thereafter	37,534

Total minimum future lease payments	$63,358

Rent expense for all operating leases amounted to $1.2 million, $2.0 million, $1.2 million and $3.0 million during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Financing Obligation—Build-to-Suit Lease

In August 2012, we executed a lease for a building under construction in Santa Clara, California which will serve as our new headquarters. The lease term is 120 months and commences in August 2013.

Based on the terms of the lease agreement and due to our involvement in certain aspects of the construction, we are deemed the owner of the building (for accounting purposes only) during the construction period. Due to our continuing involvement in the property post construction and lack of transferability of related risks and rewards of ownership to the buyer-lessor (the Landlord) after construction is complete, we account for the building and related improvements as a lease financing obligation. Accordingly, as of December 31, 2012 and September 30, 2013, we recorded an asset of $25.3 million and $52.5 million, representing the total costs of the building and improvements incurred, including the costs paid by the lessor (the legal owner of the building) and additional improvement costs paid by us, and a corresponding financing obligation of $43.0 million. During the construction period, we continued to increase the asset and financing obligation as additional building and improvement costs were incurred until construction was completed.

Upon completion of construction in the third quarter of 2013, we evaluated the de-recognition of the asset and liability under the sale-leaseback accounting guidance. We concluded that we have forms of continued economic involvement in the facility, and therefore did not meet with the provisions for sale-leaseback accounting. Therefore, the lease is accounted for as a financing obligation and lease payments will be attributed to (1) a reduction of the principal financing obligation; (2) imputed interest expense; and (3) land lease expense (which is considered an operating lease and a component of cost of goods sold and operating expenses) representing an imputed cost to lease the underlying land of the building. In addition, the underlying building asset is depreciated over the building’s estimated useful life of 30 years. At the conclusion of the initial lease term, we will de-recognize both the net book values of the asset and the remaining financing obligation.

Purchase Commitments

Our products are manufactured, assembled and tested by third-party contract manufacturers in Asia who procure components and assemble products on our behalf based on our forecasts. These forecasts are based on

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

estimates of future demand for our products, historical trends analysis provided by our sales and product marketing organizations and adjusted for overall market conditions. In order to reduce manufacturing lead times and plan for adequate component supply, we may issue purchase orders to these third-party contract manufacturers and vendors that may not be cancelable. As of September 30, 2013, our contract manufacturer liability was $1.8 million for non-cancelable purchase commitments issued to our vendors. We did not record a liability as of December 31, 2011 and 2012 for non-cancellable purchase commitments.

We have provided restricted deposits to our third-party contract manufacturers and vendors to secure our obligations to purchase inventory. We had $2.3 million in restricted deposits as of December 31, 2011 and 2012 and September 30, 2013. Restricted deposits are classified in deposits and other non-current assets in our accompanying consolidated balance sheets.

Guarantees

We have entered into agreements with some of our direct customers and channel partners that contain indemnification provisions relating to potential situations where claims could be alleged that our products infringe the intellectual property rights of a third party. We have at our option and expense the ability to repair any infringement, replace product with a non-infringing equivalent-in-function product or refund our customers the unamortized value of the product based on its estimated useful life. Other guarantees or indemnification agreements include guarantees of product and service performance and standby letters of credit for lease facilities and corporate credit cards. We have not recorded a liability related to these indemnification and guarantee provisions and our guarantee and indemnification arrangements have not had any significant impact on our consolidated financial statements to date.

Legal Proceedings

In November 2013, we received a letter from Optumsoft, Inc., in which Optumsoft asserted (i) ownership of certain components of our EOS network operating system pursuant to the terms of a 2004 agreement between the companies and (ii) breaches of certain confidentiality and use restrictions in that agreement. Under the terms of the 2004 agreement, Optumsoft provided us with a non-exclusive, irrevocable, royalty-free license to software delivered by Optumsoft comprising a software tool used to develop certain components of EOS and a runtime library that is incorporated into EOS. The 2004 agreement places certain restrictions on our use and disclosure of the Optumsoft software and gives Optumsoft ownership of improvements, modifications and corrections to, and derivative works of, the Optumsoft software that we develop. In the November 2013 letter, Optumsoft requested that we provide copies of certain components of our software for evaluation by Optumsoft and cease all conduct constituting the alleged confidentiality and use restriction breaches. To date, Optumsoft has not filed any legal action against us, although we cannot assure you that it will not do so in the future. David Cheriton, one of our founders, a member of our board of directors and our largest stockholder (taking into consideration the shares of our capital stock held by the 2010 David R. Cheriton Irrevocable Trust dtd July 27, 2010), is a founder and, we believe, the largest stockholder and a director of Optumsoft.

We do not believe a loss is probable; however, it is a reasonable possibility. Due to the early stage of this matter, no estimate of the amount or range of possible amounts can be determined at this time.

We intend to vigorously defend against any action brought against us by Optumsoft. However, we cannot be certain that, if litigated, any claims by Optumsoft would be resolved in our favor. For example, if it were

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

determined that Optumsoft owned components of our EOS network operating system, we would be required to transfer ownership of those components and any related intellectual property to Optumsoft. If Optumsoft were the owner of those components, it could make them available to our competitors, such as through a sale or license. In addition, if Optumsoft were to bring actual litigation, it could assert additional or different claims against us, including claims that our license from Optumsoft is invalid. An adverse litigation ruling could result in a significant damages award against us and injunctive relief. In addition, if our license was ruled to have been terminated, and we were not able to negotiate a new license from Optumsoft on reasonable terms, we could be prohibited from selling products that incorporate Optumsoft intellectual property. Any such adverse ruling could materially adversely affect our business, prospects, results of operations and financial condition. Whether or not we prevail in a lawsuit, we expect that any litigation would be expensive, time-consuming and a distraction to management in operating our business.

In the ordinary course of business, we are a party to other claims and legal proceedings including matters relating to commercial, employee relations, business practices and intellectual property. We record a provision for contingent losses when it is both probable that a liability has been incurred and the amount of the loss can be reasonably estimated. Based on currently available information, management does not believe that the ultimate outcome of these other unresolved matters is probable or estimable and not likely, individually and in the aggregate, to have a material adverse effect on our financial position, results of operations or cash flows. However, litigation is subject to inherent uncertainties and our view of these matters may change in the future. Were an unfavorable outcome to occur, there exists the possibility of a material adverse impact on our financial position, results of operations or cash flows for the period in which the unfavorable outcome occurs, and potentially in future periods.

7.	Common Stock Reserved for Issuance

We have reserved shares of common stock, on an as-converted basis, for future issuance as follows:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
Conversion of convertible preferred stock outstanding	24,000,000	24,000,000	24,000,000
Outstanding stock options and RSAs	3,790,067	8,447,403	10,534,749
Outstanding stock purchase rights	14,000	8,000	9,000
Conversion of convertible debt	26,469,266	14,300,586	5,612,877
Shares reserved for future option and RSA grants	493,881	3,339,055	39,524

Total	54,767,214	50,095,044	40,196,150

The number of shares of common stock to be issued on conversion of the convertible debt is determined by formula based on the fair value of our common stock (see Note 5). The amounts included above for the conversion of the convertible debt were determined based on the period end fair value of common stock.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

8.	Convertible Preferred Stock

The holders of convertible preferred stock have various rights, preferences and privileges as follows:

Conversion Rights

Each share of Series A convertible preferred stock is convertible, at the option of the holder, into the number of fully paid and non-assessable shares of common stock as is determined by dividing the original issue price of $0.25 per share by the conversion price applicable to such share at the time in effect for such series, which is currently $0.25 per share. The conversion price per share for convertible preferred stock will be adjusted for certain recapitalizations, splits, combinations, common stock dividends or similar events. At the current conversion price, each share of Series A convertible preferred stock will convert on a one-for-one basis into common stock.

Each share of convertible preferred stock will automatically be converted into common stock at the conversion price in effect at the time for the Series A preferred stock immediately upon the earlier of (i) the sale of our common stock in a firm commitment, underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended, the public offering price of which is not less than $1.50 per share, with aggregate gross proceeds of at least $25.0 million; or (ii) the date authorized by the vote of or specified by written consent or agreement of the holders of at least a majority of the outstanding shares of Series A convertible preferred stock.

Liquidation Preference

In the event of any voluntary or involuntary liquidation, dissolution or winding up of us, the holders of each share of Series A convertible preferred stock are entitled to receive, prior and in preference to any distribution of any of the proceeds of such liquidation to the holders of common stock, an amount per share equal to $0.25 plus any declared but unpaid dividends. If the proceeds are insufficient to permit the payment in full of the amounts due to the holders of the Series A convertible preferred stock, then the entire proceeds available for distribution shall be distributed among them in proportion to the full amounts to which they would otherwise be entitled.

Upon completion of the distributions required by the above-mentioned liquidation preferences, any remaining proceeds shall be distributed among the holders of convertible preferred stock and common stock pro rata based on the number of shares of common stock held by each, assuming full conversion of all such preferred stock to common stock.

Any acquisition of the corporation by means of merger or other form of corporate reorganization in which our outstanding shares are exchanged for securities or other consideration issued by the acquiring corporation or a sale of all or substantially all of our assets shall be treated as a liquidation, dissolution or winding-up of the corporation and shall entitle the holders of the convertible preferred stock and common stock to receive at the closing in cash, securities or other property amounts as specified in above.

Voting Rights

Each share of convertible preferred stock has a number of votes equal to the number of shares of common stock into which it is convertible. The holders of our Series A convertible preferred stock, voting together as a

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

single class on an as-if-converted basis, have the right to elect two directors. The holders of the common stock and convertible preferred stock, voting together on an as-if-converted basis, elect the remaining five directors.

Dividend Rights

The Series A convertible preferred stockholders are entitled to receive dividends, out of any assets legally available, prior and in preference to any declaration or payment of any dividend on our common stock, payable at the rate of $0.015 per share of Series A convertible preferred stock per annum, when and if declared by the board of directors. Such dividends shall be noncumulative. To date, the board of directors has not declared any dividends.

Redemption Rights

Our Series A convertible preferred stock is not redeemable.

9.	Stock-Based Compensation

Total stock-based compensation expense related to options, RSAs and stock purchase rights granted were allocated as follows:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
Cost of revenue	$94	$270	$187	$257
Research and development	992	2,590	1,794	3,449
Sales and marketing	554	1,078	741	1,859
General and administrative	334	765	538	834

Total stock-based compensation	$1,974	$4,703	$3,260	$6,399

Allocations to cost of revenue, research and development, general and administrative and selling and marketing expense are based upon the department to which the associated employee reported.

Determination of Fair Value

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, the fair value of each stock option grants granted under the Equity Incentive Plan was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions and fair value per share:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Expected term (in years)	5.1	5.6	5.5	6.6
Risk-free interest rate	1.5%	0.9%	0.9%	1.7%
Expected volatility	48.8%	51.0%	51.2%	50.8%
Dividend rate	—%	—%	—%	—%

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

Our use of the Black-Scholes-Merton option-pricing model requires the input of highly subjective assumptions, including the fair value of the underlying common stock, the expected term of the option, the expected volatility of the price of our common stock, risk-free interest rates and the expected dividend yield of our common stock. The assumptions used in our option-pricing model represent management’s best estimates. These estimates involve inherent uncertainties and the application of management’s judgment. If factors change and different assumptions are used, our stock-based compensation expense could be materially different in the future.

These assumptions and estimates are as follows:

•	Fair Value of Common Stock. Because our common stock is not yet publicly traded, we must estimate the fair value of common stock. The fair values of the common stock underlying our stock-based awards were determined by our board of directors, which considered numerous objective and subjective factors to determine the fair value of common stock at each grant date. These factors included, but were not limited to, (i) contemporaneous valuations of common stock performed by third-party specialists; (ii) the lack of marketability of our common stock; (iii) developments in the business; (iv) the prices paid in recent transactions involving our equity securities and (v) the likelihood of achieving a liquidity event, such as our initial public offering or a merger or acquisition, given prevailing market conditions.

•	Expected Term. The expected term represents the period that our option awards are expected to be outstanding. We consider several factors in estimating the expected term of its options granted, including the expected lives used by a peer group of companies within our industry that we consider to be comparable to our business and the historical option exercise behavior of our employees, which we believe are representative of future behavior.

•	Expected Volatility. The volatility is derived from the average historical stock volatilities of a peer group of public companies within our industry that we consider to be comparable to our business over a period equivalent to the expected term of the stock-based grants. We did not rely on implied volatilities of traded options in our industry peers’ common stock because the volume of activity was low.

•	Risk-Free Interest Rate. The risk-free interest rate is based on the U.S. Treasury yield curve in effect at the time of grant for zero-coupon U.S. Treasury notes with maturities approximately equal to the option’s expected term.

•	Dividend Yield. We have never declared or paid any cash dividends and do not presently plan to pay cash dividends in the foreseeable future. Consequently, we used an expected dividend yield of zero.

2004 Plan

During the year ended December 31, 2004, we adopted the 2004 Plan for the purpose of granting stock-based awards to employees, directors and consultants. Stock options granted under the 2004 Plan may be either Incentive Stock Options (“ISOs”), Nonstatutory Stock Options (“NSOs”) or Restricted Stock Awards (“RSAs”). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors, and NSOs may be granted to employees, directors or consultants at exercise prices not less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the voting power of all classes of our stock, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options granted are

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

exercisable over a maximum term of 10 years from the date of grant or five years from the date of grant for 10% shareholders and generally vest over an estimated period of 4 years. With the establishment of the 2011 Plan, we no longer grant stock options under the 2004 Plan.

2011 Plan

During the year ended December 31, 2011, we adopted the 2011 Plan for the purpose of granting stock-based awards to employees, directors, and consultants. Stock options granted under the 2011 Plan may be either ISOs, NSOs, RSAs Stock Appreciation Rights (“SARs”) and Restricted Stock Units (“RSUs”). ISOs may be granted to employees with exercise prices not less than the fair value of the common stock on the grant date as determined by the board of directors, and NSOs may be granted to employees, directors or consultants at exercise prices not less than 85% of the fair value of the common stock on the grant date as determined by the board of directors. If, at the time we grant an option, the optionee directly or by attribution owns stock possessing more than 10% of the voting power of all classes of our stock, the exercise price must be at least 110% of the fair value of the common stock on the grant date as determined by the board of directors. Options may be granted with vesting terms as determined by the board of directors. Options granted are exercisable over a maximum term of 10 years from the date of grant or five years from the date of grant for 10% shareholders and generally vest over an estimated period of 4 years. RSAs and restricted units may be issued to employees and service providers in accordance to the terms and provisions of the 2011 Plan with exercise price not less than 100% of the fair market value per share on the date of grant. RSAs and restricted units vesting criteria are determined by the board of directors.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The following table summarizes the option and RSA activity under the 2004 Plan and 2011 Plan and related information:

		Options and RSA’s Outstanding
	Shares Available for Grant	Number of Shares Underlying Outstanding Options and RSA’s	Weighted- Average Exercise Price	Weighted- Average Remaining Contractual Term (Years) of Stock Options	Aggregate Intrinsic Value of Stock Options Outstanding
					(In thousands)
Outstanding—December 31, 2010	134,564	1,561,200	$0.005	6.8	$2,268
Authorized	7,200,000	—	—
Options granted	(6,634,500)	6,634,500	2.07
RSA’s granted	(700,000)	700,000	1.00
Options exercised	—	(4,163,900)	0.29
RSA’s exercised	—	(700,000)	1.00
Options canceled	241,733	(241,733)	0.34
Early exercised shares repurchased	252,084	—	—

Outstanding—December 31, 2011	493,881	3,790,067	$3.28	8.5	$1,402
Authorized	8,000,000	—	—
Options granted	(6,597,600)	6,597,600	4.41
Options exercised	—	(1,235,541)	4.05
Options canceled	704,723	(704,723)	3.86
Early exercised shares repurchased	738,051	—	—

Outstanding—December 31, 2012	3,339,055	8,447,403	$4.00	9.0	$23,880
Options granted (unaudited)	(4,231,200)	4,231,200	8.48
Options exercised (unaudited)	—	(1,376,892)	4.48
Options canceled (unaudited)	766,962	(766,962)	4.46
Early exercised shares repurchased (unaudited)	164,707	—

Outstanding—September 30, 2013 (unaudited)	39,524	10,534,749	$5.71	8.8	$124,348

Vested and exercisable—December 31, 2012		750,339	$3.29	8.2	$2,659

Vested and expected to vest—December 31, 2012		7,659,226	$3.99	8.4	$21,760

Vested and exercisable—September 30, 2013 (unaudited)		1,822,709	$3.74	8.2	$25,177

Vested and expected to vest—September 30, 2013 (unaudited)		9,320,787	$5.53	8.8	$112,012

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The weighted-average grant-date fair value of options granted during the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $1.67, $2.20, $1.92 and $7.31 per share. The aggregate intrinsic value of options exercised for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, was $8.2 million, $0.6 million, $0.5 million and $7.3 million. Intrinsic value is calculated as the difference between the exercise price of the underlying options and the fair value of the common stock for the options that had exercise prices that were lower than the fair value per share of the common stock on the date of exercise.

As of December 31, 2012 and September 30, 2013, the total unrecognized stock-based compensation expense for unvested stock options, net of expected forfeitures, was $20.1 million and $36.9 million, which are expected to be recognized over a weighted-average period of 3.54 years and 3.69 years.

The total fair value of options vested for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013 was $0.6 million, $1.5 million, $0.5 million and $3.7 million.

Under our stock options plans, the options outstanding and vested and exercisable by exercise price at December 31, 2012 are as follows:

	Options Outstanding and Exercisable			Options Vested and Exercisable
Range of Exercise Price	Number of Shares Underlying Outstanding Options	Weighted- Average Remaining Contractual Life (Years)	Weighted- Average Exercise Price per Share	Number of Shares Underlying Outstanding Options	Weighted- Average Exercise Price per Share
$0.01 – $3.33	3,133,234	8.4	$3.30	737,381	$3.26
$4.16 – $4.18	3,558,967	9.4	4.17	5,833	4.16
$4.92	1,755,202	9.5	4.92	7,125	4.92

	8,447,403	9.0	$4.00	750,339	$3.29

In October 2013, our board of directors approved an increase of 10,000,000 shares of common stock reserved for issuance under the 2011 Plan.

Restricted Stock Awards

A summary of our restricted stock awards activity and related information is as follows:

	Number of RSA’s Outstanding	Weighted- Average Grant Date Fair Value
Unvested balance—December 31, 2011	665,335	$2.39
Vested	(62,000)	2.41
Awards repurchased and cancelled	(380,000)	2.40

Unvested balance—December 31, 2012	223,335	$2.41
Vested (unaudited)	(38,335)	2.41

Unvested balance—September 30, 2013 (unaudited)	185,000	$2.41

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The total fair value of restricted stock awards granted to employees for the year ended December 31, 2011 was $1.7 million. There were no restricted stock awards granted for the year ended December 31, 2012 or the nine months ended September 30, 2013. As of December 31, 2012 and September 30, 2013, the total unrecognized expense for unvested restricted stock awards, net of expected forfeitures, was $0.5 million and $0.4 million, which are expected to be amortized over a weighted-average period of 3.8 years and 3.1 years. As of December 31, 2012, the intrinsic value of the unvested restricted stock awards based on the estimated fair value of $6.83 per share was $1.3 million. As of September 30, 2013, the intrinsic value of the unvested restricted stock awards based on the estimated fair value of $17.55 per share was $2.8 million.

Early Exercise of Stock Options and RSAs

We typically allow our employees and directors to exercise options and RSAs granted under the 2004 Plan and the 2011 Plan prior to vesting. The shares and RSAs are subject to our lapsing repurchase right upon termination of employment at the original purchase price. The proceeds initially are recorded in other liabilities from the early exercise of stock options and RSAs and are reclassified to common stock and paid-in capital as our repurchase right lapses. For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we repurchased 252,084, 738,051, 548,191 and 164,707 shares of common stock at the original exercise price due to the termination of employees prior to the repurchase right lapsing. As of December 31, 2011 and 2012 and September 30, 2013, shares held by employees and directors that were subject to repurchase were 6,699,708, 4,288,706 and 3,417,467 with an aggregate price of $1.9 million, $4.7 million and $6.6 million.

Stock Purchase Rights

We may issue common stock awards to employees or non-employees. The common stock awards are issued directly from authorized common stock and accounted for outside of our equity incentive plans. These awards are 100% fully vested on issuance, but are required to be exercised at exercise prices set forth in respective Common Stock Purchase Agreements. Shares issued during the years December 31, 2011 and 2012 and the nine months ended September 30, 2013 were 98,400, 20,000 and 16,250. The costs related to the issuance of common stock awards are recorded at fair market value when granted.

For the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2013, approximately $0.1 million, $21,000 and $51,000 of stock based compensation expense was recorded for stock purchase rights issued. As of December 31, 2012 and September 30, 2013, there were stock purchase rights for 8,000 and 9,000 shares outstanding but not yet exercised, at a weighted-average exercise price of $3.93 and $5.80.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

10.	Net Income Per Share Available to Common Stock

The following table sets forth the computation of our basic and diluted net income per share available to common stock:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands, except share and per share amounts)
Numerator:
Basic:
Net income	$34,035	$20,308	$15,069	$27,452
Less: undistributed earnings allocated to participating securities	(20,246)	(11,162)	(8,369)	(14,195)

Net income available to common stockholders, basic	$13,789	$9,146	$6,700	$13,257

Diluted:
Net income attributable to common stockholders, basic	$13,789	$9,146	$6,700	$13,257
Add: undistributed earnings re-allocated to common stock	65	34	7	560

Net income attributable to common stockholders, diluted	$13,854	$9,180	$6,707	$13,817

Denominator:
Basic:
Weighted-average shares used in computing net income per share available to common stockholders, basic	21,175,788	24,711,453	24,348,464	26,927,111

Diluted:
Weighted-average shares used in computing net income per share available to common stockholders, basic	21,175,788	24,711,453	24,348,464	26,927,111
Add weighted-average effect of dilutive securities:
Stock options and RSA’s	156,088	186,902	66,397	2,308,188
Stock purchase rights	13,765	2,650	2,900	5,552

Weighted-average shares used in computing net income per share available to common stockholders, diluted	21,345,641	24,901,005	24,417,761	29,240,851

Net income per share attributable to common stockholders:
Basic	$0.65	$0.37	$0.28	$0.49

Diluted	$0.65	$0.37	$0.27	$0.47

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The following outstanding shares of common stock equivalents were excluded from the computation of diluted net income per share available to common stockholders for the periods presented because including them would have been anti-dilutive:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
Stock options and RSA’s to purchase common stock	3,010,226	3,598,996	3,089,461	1,415,881
Stock purchase rights	—	—	5,000	—

	3,010,226	3,598,996	3,094,461	1,415,881

The following table sets forth the computation of our unaudited pro forma basic and diluted net loss per share attributable to common stockholders for the year ended December 31, 2012 and the nine months ended September 30, 2013:

	Year Ended December 31, 2012	Nine Months Ended September 30, 2013
	(Unaudited)
	(In thousands, except share and per share amounts)
Numerator:
Net income	$20,308	$27,452
Undistributed earnings re-allocated to common stock	(1,955)	(2,130)

Net income used in computing pro forma net income per share attributable to common stockholders, basic	$18,353	$25,322

Denominator:
Weighted-average shares used in computing net income per share attributable to common stock, basic	24,711,453	26,927,111
Pro forma adjustment to reflect assumed conversion of convertible preferred stock	24,000,000	24,000,000

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, basic	48,711,453	50,927,111
Weighted-average effect of dilutive stock options and stock purchase rights	189,552	2,313,740

Weighted-average shares used in computing pro forma net income per share attributable to common stockholders, diluted	48,901,005	53,240,851

Pro forma net income per share attributable to common stockholders:
Basic	$0.38	$0.50

Diluted	$0.38	$0.48

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

11.	Income Taxes

The geographical breakdown of income before provision for income taxes is as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Domestic	$26,238	$25,281
Foreign	11,388	6,139

Income before provision for income taxes	$37,626	$31,420

The components of the provision for income taxes are as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Current provision for income taxes:
Federal	$5,710	$12,523
State	1,852	2,003
Foreign	263	309

Total current	7,825	14,835

Deferred tax benefit:
Federal	(3,140)	(3,526)
State	(325)	(342)
Foreign	(769)	145

Total deferred	$(4,234)	$(3,723)

Total provision for income taxes	$3,591	$11,112

The reconciliation of the statutory federal income tax and our effective income tax is as follows:

	Year Ended December 31,
	2011	2012
U.S. federal statutory income tax	35.00%	35.00%
State tax, net of federal benefit	1.09%	0.23%
Foreign tax differential	(5.64%)	(3.37%)
Tax credits	(4.61%)	(1.01%)
Change in valuation allowance	(20.98%)	3.23%
Non-deductible expenses	1.87%	0.78%
Uncertain tax positions and associated interest	2.77%	0.46%
Other, net	0.04%	0.05%

Total provision for income taxes	9.54%	35.37%

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

The tax effects of temporary differences that give rise to significant portions of deferred tax assets (liabilities) are as follows:

	As of December 31,
	2011	2012
	(In thousands)
Deferred tax assets:
Property and equipment	$5	$23
Stock based compensation	117	672
Reserves and accruals not currently deductible	3,045	6,954
Net operating losses	2,475	1,727
Credits	987	2,244
State taxes	542	481
Other	—	106

Gross deferred tax assets	7,171	12,207
Valuation allowance	(2,873)	(3,886)

Total deferred tax assets	4,298	8,321
Deferred tax liabilities:
Property and equipment	(18)	(170)
State taxes	—	(182)
Other	(46)	(13)

Total deferred tax liabilities	(64)	(365)

Net deferred tax assets	$4,234	$7,956

The following table presents the breakdown between current and non-current deferred tax assets and liabilities:

	As of December 31,
	2011	2012
	(In thousands)
Deferred tax assets	$3,044	$6,308
Deferred tax assets, non-current	1,198	1,679
Deferred tax liabilities, non-current	(8)	(31)

Total net deferred tax assets	$4,234	$7,956

Recognition of deferred tax assets is appropriate when realization of these assets is more likely than not. Based upon the weight of available evidence, which includes our historical operating performance and the recorded cumulative net losses in prior fiscal periods, we recorded a full valuation allowance of $10.9 million, against the U.S. deferred tax assets as of December 31, 2010. Commencing during the year ended December 31, 2011, management believes that the U.S. and certain states deferred tax assets are realizable. For California and Canadian deferred tax assets, a valuation allowance of $2.9 million and $3.9 million is recorded as of December 31, 2011 and 2012, as it was not more likely than not that these assets will be recognized.

The net valuation allowance increased (decreased) by ($8.0) million and $1.0 million during the years ended December 31, 2011 and 2012.

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

At December 31, 2012, we had no net operating loss carryforwards for federal income tax purposes, and state net operating loss carryforwards of approximately $27.4 million, which begin expiring in 2017.

As of December 31, 2012, we had no U.S. federal R&D credit carryforwards for federal income tax purposes. As of December 31, 2012, we had state R&D credit carryforwards of approximately $4.8 million which can be carried over indefinitely.

Utilization of the net operating losses and tax credit carryforwards may be subject to limitations due to ownership changes limitations provided in the Internal Revenue code and similar state provision. In all years up to December 31, 2012, such limitations had no impact to our deferred tax assets.

Our policy with respect to our undistributed foreign subsidiaries earnings is to consider those earnings to be indefinitely reinvested and, accordingly, no related provision for U.S. federal and state income taxes has been provided. Upon distribution of those earnings’ in the form of dividends or otherwise, we may be subject to both U.S. income taxes (subject to an adjustment for foreign tax credits) and withholding taxes in the various countries. As of December 31, 2011 and 2012, the undistributed earnings approximated $0.4 million and $1.0 million. The determination of the future tax consequences of the remittance of these earnings is not practicable.

Uncertain Tax Positions

We recognize uncertain tax positions only to the extent that management believes that it is more likely than not the position will be sustained. The reconciliation of the beginning and ending amount of gross unrecognized tax benefits in 2011 and 2012 was as follows:

	Year Ended December 31,
	2011	2012
	(In thousands)
Gross unrecognized tax benefits—beginning balance	$11,603	$13,326
Increases related to tax positions taken in a prior year	1,197	—
Increases related to tax positions taken during current year	526	634
Decreases related to settlements with taxing authorities	—	—
Decreases related to lapse of statute of limitations	—	—

Gross unrecognized tax benefits—ending balance	$13,326	$13,960

As of December 31, 2011, the total amount of gross unrecognized tax benefits was $13.3 million, of which $12.2 million would affect our effective tax rate if recognized. As of December 31, 2012, the total amount of gross unrecognized tax benefits was $14.0 million, of which $12.2 million would affect our effective tax rate if recognized.

Our policy is to recognize interest and penalties accrued on any unrecognized tax benefits as a component of income tax expense. We accrued interest and penalties of $0.3 million in the year ended December 31, 2012. We did not accrue any interest and penalties in the year ended December 31, 2011. As of December 31, 2012, we had recognized a liability for interest and penalties of $0.3 million. We did not recognize any liability for interest and penalties as of December 31, 2011.

We do not anticipate that the amount of existing unrecognized tax benefits would significantly increase or decrease within the next 12 months. Because of the net operating loss and tax credit carryforwards, substantially

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

all of our tax years remain open to federal and state tax examination. Our foreign tax returns are open to audit under the statute of limitations of the respective foreign countries in which the subsidiaries are located.

12.	Segment Information

We have determined that we operate as one reportable segment. The following table represents net revenue based on the customer’s location, as determined by the customer’s billing address:

	Year Ended December 31,		Nine Months Ended September 30,
	2011	2012	2012	2013
			(Unaudited)
	(In thousands)
United States	$100,122	$150,760	$106,840	$201,930
Other Americas	2,588	4,442	1,811	3,673
Europe, Middle East and Africa	21,766	23,500	16,700	28,315
Asia Pacific	15,372	14,706	10,716	12,540

Total revenue	$139,848	$193,408	$136,067	$246,458

Included within the Europe, Middle East and Africa total in the above table is revenue from sales to the United Kingdom of $15.0 million during the year ended December 31, 2011. Aside from the United States and United Kingdom, no other country comprised 10% or greater of our revenue for the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013.

Long lived assets, excluding intercompany receivables, investments in subsidiaries and deferred tax assets, net by location are summarized as follows:

	As of December 31,		As of September 30, 2013
	2011	2012
			(Unaudited)
	(In thousands)
United States	$2,797	$30,348	$63,727
International	59	198	2,330

Total	$2,856	$30,546	$66,057

13.	Other Related Party Transactions and Balances

Certain members of our board of directors serve on the boards of our customers. During the years ended December 31, 2011 and 2012 and the nine months ended September 30, 2012 and 2013, we recognized revenue of $0.1 million, $1.1 million, $0.1 million and $5.8 million from sales transactions with these related party customers. Amounts due from these related party customers were $0.1 million, $0.5 million and $0.6 million related to the above sales as of December 31, 2011 and 2012 and September 30, 2013.

14.	Subsequent Events

In preparing the consolidated financial statements as of December 31, 2012 and for the year then ended, we have evaluated subsequent events for recognition and measurement purposes through December 27, 2013, the date the independent auditors’ report was originally issued and the audited annual financial reports were

ARISTA NETWORKS, INC.

Notes to Consolidated Financial Statements

(Information as of September 30, 2013 and for the nine months ended

September 30, 2012 and 2013 is unaudited)

available for issuance. After the original issuance of the financial statements and through January 31, 2014, we have evaluated subsequent events or transactions that have occurred that may require disclosure in the accompanying financial statements.

In preparing the interim consolidated financial statements as of September 30, 2013 and for the nine months ended, we have evaluated subsequent events through January 31, 2014, the date the interim consolidated financial statements were available for issuance.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.	OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

The following table sets forth all expenses to be paid by the Registrant, other than underwriting discounts and commissions, upon completion of this offering. All amounts shown are estimates except for the SEC registration fee and the FINRA filing fee.

SEC registration fee	$	*
FINRA filing fee		*
Exchange listing fee		*
Printing and engraving		*
Legal fees and expenses		*
Accounting fees and expenses		*
Blue sky fees and expenses (including legal fees)		*
Transfer agent and registrar fees		*
Miscellaneous		*

Total	$	*

*	To be filed by amendment.

ITEM 14.	INDEMNIFICATION OF DIRECTORS AND OFFICERS.

Section 145 of the Delaware General Corporation Law authorizes a corporation’s board of directors to grant, and authorizes a court to award, indemnity to officers, directors and other corporate agents.

On completion of this offering, as permitted by Section 102(b)(7) of the Delaware General Corporation Law, the Registrant’s amended and restated certificate of incorporation will include provisions that eliminate the personal liability of its directors for monetary damages for breach of their fiduciary duty as directors, excluding liability for any breach of the duty of loyalty.

In addition, as permitted by Section 145 of the Delaware General Corporation Law, the amended and restated certificate of incorporation and amended and restated bylaws of the Registrant will provide that:

•	The Registrant shall indemnify its directors and officers for serving the Registrant in those capacities or for serving other business enterprises at the Registrant’s request, to the fullest extent permitted by Delaware law. Delaware law provides that a corporation may indemnify such person if such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe such person’s conduct was unlawful.

•	The Registrant may, in its discretion, indemnify employees and agents in those circumstances where indemnification is permitted by applicable law.

•	The Registrant is required to advance expenses, as incurred, to its directors and officers in connection with defending a proceeding, except that such director or officer shall undertake to repay such advances if it is ultimately determined that such person is not entitled to indemnification.

•	The Registrant will not be obligated pursuant to the amended and restated bylaws to indemnify a person with respect to proceedings initiated by that person, except with respect to proceedings authorized by the Registrant’s board of directors or brought to enforce a right to indemnification.

•	The rights conferred in the amended and restated certificate of incorporation and amended and restated bylaws are not exclusive, and the Registrant is authorized to enter into indemnification agreements with its directors, officers, employees and agents and to obtain insurance to indemnify such persons.

•	The Registrant may not retroactively amend the bylaw provisions to reduce its indemnification obligations to directors, officers, employees and agents.

The Registrant’s policy is to enter into separate indemnification agreements with each of its directors and officers that provide the maximum indemnity allowed to directors and executive officers by Section 145 of the Delaware General Corporation Law and also to provide for certain additional procedural protections. The Registrant also maintains directors and officers insurance to insure such persons against certain liabilities.

These indemnification provisions and the indemnification agreements entered into between the Registrant and its officers and directors may be sufficiently broad to permit indemnification of the Registrant’s officers and directors for liabilities (including reimbursement of expenses incurred) arising under the Securities Act.

The underwriting agreement filed as Exhibit 1.1 to this registration statement provides for indemnification by the underwriters of the Registrant and its officers and directors for certain liabilities arising under the Securities Act and otherwise.

ITEM 15.	RECENT SALES OF UNREGISTERED SECURITIES.

Since January 1, 2011, the Registrant issued the following unregistered securities:

2011 Note and Common Stock Financing

In January 2011, the Registrant sold $55.0 million aggregate principal amount of subordinated convertible promissory notes, or Convertible Notes, to outside investors and $25.0 million aggregate principal amount of Convertible Notes to two trusts that are related to two of the Registrant’s co-founders. In conjunction with the issuance of the subordinated convertible promissory notes, the Registrant also issued 2,000,000 shares of common stock at a price per share of $0.005, which had an aggregate fair value of $3.0 million upon issuance. In June 2011, the Registrant sold an additional $20.0 million in subordinated convertible promissory notes and also issued 500,000 shares of common stock at a price per share of $0.005, which had an aggregate fair value of $1.2 million, to an outside investor. The interest rate on the subordinated convertible promissory notes is 6.0% per annum, computed on the basis of the actual number of days elapsed and a year of 365 days. All unpaid principal and accrued interest on the subordinated convertible promissory notes is due and payable on the earlier of December 31, 2014 or upon the occurrence of an event of default. The Registrant is also required to prepay the subordinated convertible promissory notes upon a change of control unless the investor elects to convert its subordinated convertible promissory notes immediately prior to the closing of such change of control. If the Registrant elects to voluntarily prepay the subordinated convertible promissory notes or in the event of a change of control or a qualified initial public offering, the note holders have the option to convert the outstanding principal and accrued interest on their subordinated convertible promissory notes into shares of common stock at a price per share equal to the conversion price.

Option and Common Stock Issuances

(a)	Option Plan Grants and Exercises

From January 1, 2011 through January 13, 2014, the Registrant granted to its officers, directors, employees, consultants and other service providers options to purchase an aggregate of 19,970,750 shares of common stock under its 2004 Equity Incentive Plan and its 2011 Equity Incentive Plan at exercise prices ranging from $0.005 to $22.49 per share. Of the options granted, options to purchase 210,000 shares of common stock were granted to five non-employee directors with exercise prices ranging from $1.00 to $10.18 per share; options to purchase 3,971,000 shares of common stock were granted to 16 executives with exercise prices ranging from $0.005 to $22.49 per share and options to purchase 15,789,750 shares of common stock were granted to 887 other employees and consultants with exercise prices ranging from $0.005 to $22.49 per share.

From January 1, 2011 through January 21, 2014, the Registrant issued and sold to its officers, directors, employees, consultants and other service providers an aggregate of 8,033,859 shares of common stock upon exercise of options under its 2004 Equity Incentive Plan and its 2011 Equity Incentive Plan at exercise prices ranging from $0.005 to $22.49 per share, for an average weighted exercise price of $2.03 per share. Of the options exercised, 140,000 shares of common stock were issued to three non-employee directors with exercise prices ranging from $1.00 to $7.76 per share; 2,501,000 shares of common stock were issued to 13 executive with exercise prices ranging from $0.005 to $22.49 per share and 5,392,859 shares of common stock were issued to 350 other employees and consultants with exercise prices ranging from $0.005 to $22.49 per share.

(b)	Common Stock Issuances

From January 1, 2011 through December 31, 2013, the Registrant issued and sold an aggregate of 137,650 shares of its common stock to certain consultants and other service providers at exercise prices ranging from $0.005 to $8.77 per share, for an aggregate exercise price of $330,682.

None of the foregoing transactions involved any underwriters, underwriting discounts or commissions or any public offering.

The offers, sales and issuances of the securities described in Item 15(a) were deemed to be exempt from registration under the Securities Act under either (i) Rule 701 promulgated under the Securities Act as offers and sales of securities pursuant to certain compensatory benefit plans and contracts relating to compensation in compliance with Rule 701 or (ii) Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof, and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

The offers, sales and issuances of the securities described in Item 15(b) were deemed to be exempt from registration under the Securities Act under Section 4(2) of the Securities Act as transactions by an issuer not involving any public offering. The recipients of securities in each of these transactions represented their intention to acquire the securities for investment only and not with a view to or for sale in connection with any distribution thereof and appropriate legends were affixed to the stock certificates and instruments issued in such transactions. All recipients had adequate access, through their relationships with us, to information about us.

ITEM 16.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

(a)	Exhibits.

We have filed the exhibits listed on the accompanying Exhibit Index of this Registration Statement, which is incorporated by reference herein.

(b)	Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the consolidated financial statements or in the notes thereto.

ITEM 17.	UNDERTAKINGS.

The undersigned Registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement on Form S-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in Santa Clara, California, on the      day of                      2014.

ARISTA NETWORKS, INC.

By:
Jayshree Ullal
Chief Executive Officer and President

POWER OF ATTORNEY

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Jayshree Ullal and Kelyn Brannon, and each of them, as his true and lawful attorney-in-fact and agent with full power of substitution, for him in any and all capacities, to sign any and all amendments to this registration statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact, proxy and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, proxy and agent, or his substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, this registration statement on Form S-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

Jayshree Ullal	Chief Executive Officer, President, and Director (Principal Executive Officer)	, 2014

Kelyn Brannon	Chief Financial Officer (Principal Accounting and Financial Officer)	, 2014

Andy Bechtolsheim	Founder, Chief Development Officer and Director	, 2014

David Cheriton	Founder and Director	, 2014

Marc Stoll	Director	, 2014

Daniel Scheinman	Director	, 2014

Signature	Title	Date

Charles Giancarlo	Director	, 2014

Ann Mather	Director	, 2014

EXHIBIT INDEX

Exhibit Number	Description

1.1*	Form of Underwriting Agreement.

3.1*	Amended and Restated Certificate of Incorporation of the Registrant, as amended and currently in effect.

3.2*	Form of Amended and Restated Certificate of Incorporation of the Registrant, to be in effect upon completion of the offering.

3.3*	Bylaws of the Registrant, as currently in effect.

3.4*	Form of Amended and Restated Bylaws of the Registrant, to be in effect upon completion of the offering.

4.1*	Form of the Registrant’s common stock certificate.

4.2	Investors’ Rights Agreement, dated October 16, 2004, between Registrant and certain holders of Registrant’s capital stock named therein.

4.3	Investors’ Rights Agreement, dated January 4, 2011, between Registrant and certain holders of Registrant’s capital stock named therein.

5.1*	Form of Opinion of Wilson Sonsini Goodrich & Rosati, Professional Corporation.

10.1*	Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.

10.2+	2004 Equity Incentive Plan.

10.3+	2011 Equity Incentive Plan.

10.4+*	2014 Equity Incentive Plan.

10.5+	Offer Letter, dated October 17, 2004, by and between the Registrant and Kenneth Duda.

10.6+	Offer Letter, dated June 8, 2007, by and between the Registrant and Anshul Sadana.

10.7+	Offer Letter, dated August 1, 2008, by and between the Registrant and Jayshree Ullal.

10.8+	Offer Letter, dated March 27, 2013, by and between the Registrant and Charles Giancarlo.

10.9+	Offer Letter, dated June 3, 2013, by and between the Registrant and Ann Mather.

10.10+	Offer Letter, dated June 21, 2013, by and between the Registrant and Kelyn Brannon.

10.11+	Severance Agreement, dated July 8, 2013, by and between the Registrant and Kelyn Brannon.

10.12+	Offer Letter, dated October 3, 2013, by and between the Registrant and Marc Stoll.

10.13+	Summary of Q3/Q4 2013 Employee Incentive Plan.

10.14*	Lease between Arista Networks, Inc. and The Irvine Company LLC, dated August 10, 2012, as amended on February 28, 2013.

21.1*	List of Subsidiaries of the Registrant.

23.1*	Consent of Wilson Sonsini Goodrich & Rosati, Professional Corporation (included in Exhibit 5.1).

23.2*	Consent of Ernst & Young LLP.

24.1*	Power of Attorney (See page II-5).

*	To be filed by amendment. All other exhibits are filed herewith.
+	Indicates a management contract or compensatory plan or arrangement.